ANNUAL REPORT
2012-13


DR.REDDY'S


13003015

If undelivered, please return to:

DR. REDDY'S LABORATORIES LIMITED
8-2-337, ROAD No.3, BANJARA HILLS
HYDERABAD 500 034, INDIA
www.drreddys.com

DR.REDDY'S

DR. REDDY'S LABORATORIES LIMITED
ANNUAL REPORT 2012–13



"It was a dream. Not a
plan on a drawing board, no.
IT WAS A DREAM."
DR. K ANJI REDDY

THE CREATIVE SPIRIT

CONTENTS



CHAIRMAN'S LETTER

Dear Shareholders,

On 15 March 2013, we lost Dr. K Anji Reddy, Founder Chairman of your Company. You know what a great visionary he was, and the energy and zeal with which he built this Company. The finest tribute that we can pay to him is to continue along the path of profitable growth, be recognized as a best-in-class global pharmaceuticals major, keep building deep science, technology and R&D skills, and continually innovate to improve the lives of patients around the world.

Let me begin by touching upon the results for FY2013, and then move on to describing some key developments which should play their role in defining the trajectory of your Company over the next few years.

- The consolidated revenue of your Company for FY2013 was ₹116.3 billion, and recorded a year-on-year growth of 20%. In terms of US dollars, this amounted to USD 2.23 billion (based on an average realized rate of 1 USD = ₹52.10)
- This growth was primarily driven by North America and Emerging Markets in Global Generics; and by the overall performance of the Pharmaceutical Services and Active Ingredients (PSAI) segment
- Earnings before interest, taxes, depreciation and amortization (EBITDA) grew by 9.5% to ₹27.8 billion, or 24% of consolidated revenues
- Profits after tax (PAT) adjusted for impairment of intangibles and its corresponding tax impact increased by 17% to ₹17.6 billion, or 15% of consolidated revenues
- During FY2013, your Company globally launched 104 new generic products, and filed 56 new product registrations and 47 new drug master files (DMFs)

Revenue from Global Generics for FY2013 increased by 18% to ₹82.6 billion—of which North America accounted for ₹37.8 billion, with a growth of 19%. If one were to exclude the beneficial impact of olanzapine exclusivity of the earlier year and compare like-to-like, the growth was 38%. Several new product launches contributed significantly to revenues.

Global Generics also performed well in Emerging Markets with a 31% top-line growth and ₹22.4 billion of revenue. Each key market—Russia, CIS, and the Rest of the World territories—grew impressively.

I am especially pleased with Global Generics' Indian revenues. After some years of difficulties, your Company has stepped up its Indian operations. This has led to a 13% growth in the generics revenue, which rose to ₹14.6 billion. This business must continue growing and doing well.

The PSAI business has also done well. Revenue grew by 29% to ₹30.7 billion, mostly on increased sales to generic customers, greater lock-ins and larger orders in the custom pharmaceuticals services business.

Let me now move on to a few key areas of importance.

Over the foreseeable future, double-digit growth with appropriate returns on capital will depend upon your Company's ability to consistently succeed in introducing differentiated and hard-to-produce medicine in global markets. This involves excellence in several elements: (i) the right choice of molecules; (ii) Quality by Design (QbD); (iii) creating global R&D partnerships; (iv) having top class manufacturing operations which not only meet all global standards but also ensure that all launch dates are met with success; (v) successful plays in biosimilars and proprietary products; and (vi) building a best-in-class leadership team that is always hungry for victory.

We have started getting our early successes on these fronts. In large measure, your Company's good business results in FY2013 are due to appreciable improvements made in operations—building on a company-wide consolidated theme of 'Safety, Quality and Productivity'. As an example, in the year, products worth over USD 310 million were developed based on the principles of Quality by Design. This will increase appreciably over the future.

We are selecting the right products—namely, those with great therapeutic upsides and having significant technical challenges—so as to carve high quality niches and also create technology-based future barriers to entry. And we are successfully manufacturing them.

We are building deep science and technology skills—both in-house and through global R&D partnerships. We have our own R&D presence in some of the leading innovation centers of the world:

- At the Chirotech Technology Center in Cambridge, UK, which is a Center of Excellence (CoE) for catalysis
- At OctoPlus in Leiden, Netherlands, which your Company acquired in FY2013. OctoPlus has significant in-house expertise in the development and creation of micro-spheres and liposomes that enhance and enable controlled release of active pharmaceutical ingredient into humans. It is also well known for formulating complex injectables
- At Princeton, USA, which is a CoE for developing oral solid dosages

In our search for alternate molecules as well as dosage forms like injectables, topicals, patches and inhalers, we have created R&D partnerships with several other entities, both abroad and in India—including our subsidiary Aurigene and Dr. Reddy's Institute of Life Sciences.

Our biosimilars play is a major investment for the future. These products give us the opportunity to provide affordable and innovative medicines to patients across the globe. It is clear that any significant pharmaceutical player will need strong biologics development, manufacturing and commercialization capabilities. Your Company already has successfully produced four biosimilars: (i) rituximab called Reditux™, which has been in India for more than five years, (ii) filgrastim, called Grafeel® (iii) darbepoetin alpha called Cresp®, and (iv) peg-filgrastim, which goes under the name of Peg-Grafeel®.

To further strengthen biosimilars, the Company entered into an alliance with Merck Serono, a division of Merck KGaA, Darmstadt, Germany in June 2012. Merck KGaA is a global pharmaceutical company with proven expertise in developing, manufacturing, and commercializing biopharmaceuticals and chemical compounds. The partnership is to co-develop and globally commercialize a portfolio of biosimilar compounds in oncology, primarily focused on monoclonal antibodies (MAbs).

All these are parts of an exciting, yet complex journey. On occasions, the path will be difficult, as it must since the payoffs are so much greater. However, we have with us—and are constantly creating—a world class global management team to execute these challenging goals. Through our people, we will continue to focus on safety, quality, productivity and supply chain reliability and flexibility. These initiatives, along with our investments in R&D, biosimilars and proprietary products should help deliver good growth and healthy shareholder returns.

I thank my colleagues and fellow employees for all that they do—day in and out—to better the performance of your Company. And my thanks to you for your good wishes.

With best regards,

G V PRASAD

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

KEY FINANCIAL HIGHLIGHTS

CONSOLIDATED REVENUES
Consolidated revenues increased by 20% to ₹116,266 million that is $2.23* billion in FY2013 from ₹96,737 million in FY2012.

EBITDA
EBITDA increased by 9.5% to ₹27,819 million in FY2013 from ₹25,409 million in FY2012.

PROFIT AFTER TAX
Net profit of ₹16,776 million in FY2013 from ₹14,262 million in FY2012, a growth of 18%.

FULLY DILUTED EARNINGS PER SHARE.
Fully diluted earnings per share increased to ₹98.4 in FY2013 from ₹83.8 in FY2012, a growth of 17%.

ANDAs IN US
Dr. Reddy's made 19 US filings which include one NDA filing under section 505(b)(2) and 18 ANDA filings, bringing our cumulative ANDA filings to 200. As of 31 March 2013, the company's ANDA pipeline has 65 ANDAs pending approval with the US FDA, of which 38 are Paragraph IV filings and we believe eight to have first to file status.

DMFs
The company filed 47 DMFs in FY2013. Of these 5 were filed in the US, 10 in Europe and 32 in other countries. As of 31 March 2013, the company had cumulative filings of 577 DMFs.

BUSINESS PERFORMANCE

GLOBAL GENERICS
Global Generics segment grew by 18% to ₹82,563 million in FY2013 from ₹70,243 million in FY2012. Excluding the beneficial impact of Olanzapine exclusivity from FY2012 revenues, the year-on-year growth was 26%.

Revenue from North America grew by 19% to ₹37,846 million in FY2013 from ₹31,889 million in FY2012. Excluding the beneficial impact of olanzapine exclusivity from FY2012 revenues, the year-on-year growth was 38%.

Revenue from Russia and other CIS countries grew by 28% to ₹16,908 million in FY2013 from ₹13,260 million in FY2012.

India showed a revenue growth of 13% to ₹14,560 million in FY2013 from ₹12,931 million in FY2012.

PHARMACEUTICAL SERVICES & ACTIVE INGREDIENTS
Revenues grew by 29% to ₹30,702 million from ₹23,812 million in FY2012. This growth was largely driven by new product launches to generic customers and improved customer orders.

CONSOLIDATED REVENUE
IN ₹ MILLION

Growth
↑20%

Growth excluding olanzapine impact
↑26%

96,737
116,266
2012
2013

PROFIT AFTER TAX
IN ₹ MILLION

Growth
↑18%

As a percentage of sales
14%



14,262
16,776
2012
2013

US dollar revenues based on an average realized USD rate of 1 USD = ₹52.10

REVENUE
IN ₹ MILLION

CAGR
FY2009 – FY2013
14%

2009	2010	2011	2012	2013
69,441	70,277	74,693	96,737	116,266

EBITDA*
IN ₹ MILLION

CAGR
FY2009 – FY2013
16%

2009	2010	2011	2012	2013
15,296	15,844	16,424	25,409	27,819

EPS*
FY2009 – FY2013
IN ₹

2009	2010	2011	2012	2013
50	54	63	90	103

ROCE*
FY2009 – FY2013
IN PERCENT

2009	2010	2011	2012	2013
16	18	17	24	23

*Adjusted for non-cash impairment charge and other non-recurring costs.

REVENUE DISTRIBUTION AND GEOGRAPHICAL MIX


12%
39%
15%
2013
17%
17%
12%
39%
14%
2012
17%
18%
North America
Europe
RoW
India
Russia & other CIS


WE ARE IMPACTING MILLIONS BY EMPOWERING PEOPLE TO ACT WITH AGILITY AND TO DO WHAT IS TOUGH AND WORTHWHILE.

RANOLAZINEESCITALOPRAM
DIPINERABEPRAZOLECAPECITABINEDESVENLA
07SOLIFENACINSUCCINATEAMTOLMETINGUACILD
NEMALEATEPERINDOPRILRISEDRONATENAROCUR
EMIBANDRONATENALETROZOLEVALACYCLOVIRHC
GRELPREMIXDESLORATIDINEDIVALPROEXNAESCIT
LTEGASERODMALEATEVALSARTANVORICONAZOLE
AROXETINEHCLHEMIHYDRATERIZATRIPTANBENZO
HCLOXCARBAZEPINERIVASTIGMINEHYDROGENTAR
EMGOMPERAZOLENATADALAFILVALDECOXIBZONIS
EGLIMEPIRIDETOLTERODINETARTRATEVENLAFAXI
BACAVIRSULPHATEIRBESARTANLAMOTRIGINEMON
NDESARTANCLOPIDOGRELBISULPHATEGATIFLOXA
SILDENAFILCITRATESTAVUDINESULINDACTOPIRA
STATINCELECOXIBCINTAPRIDEHYDROGENTARTRA
IZANIDINEHCLPIOGLITAZONEHCL1999CARVEDILO
PRAZOLESODIUMTOPOTECAMHCLQUINAPRILHCL1
UMETONENIZATIDINEOXAPROZINSERTRALINEHCL
OSINHCLDIHYDRATE1996CLOZAPINEDOXAZOSINM
ERIDONESPARFLOXACINTERBINAFINEHCL1995FL
THORPHANHBRDOMPERIDONEMALEATE1994AML
STERIDELOMEFLOXACINFLEROXACIN1993CETIRIZ
92KETOROLACTROMETHAMINE1991ENROFLOXACI
DALPRAZOLAMDICLOFENACSODIUMDILTIAZEMHC
ONOHYDRATEENALAPRILMALEATECIPROFLOXACI
ILCAPTOPRILRANITIDINEHCLNORFLOXACIN1987C
86AMPICILLIN1985METHYLDOPA1984IBUPROFEN

WE ARE

"I take inspiration from my father, a turmeric farmer. We were a well-to-do family but not very wealthy. He used to make and administer herbal medicine for free." – DR. K ANJI REDDY

"SERVING THE POOREST OF POOR IN THIS COUNTRY HAS ACTUALLY MADE US MORE PROSPEROUS"

DR. K ANJI REDDY



Innovators/leading brand's initial price percentage
Dr. Reddy's initial price percentage
100%
47.5%
40%
45%
60%
7%
80%
Norilet India
Reditux™ India
Cresp® India
Fondaparinux USA
Plagril Russia
Pamorelin® India

Affordable medicines: An article of faith

Over the years, our launches have consistently smashed price barriers, helping many thousands take treatment they couldn't earlier afford. Market prices follow suit, multiplying the benefit. Our products reflect the company-wide belief that affordability is key to our purpose as a company

ENAM 1990s INDIA The anti-hypertensive drug cost $1.20 in the US. Dr. K Anji Reddy made a statement by introducing Enam at ₹1.20 per tablet in India, benefitting millions **PLAGRIL 2010 RUSSIA** Our brand of clopidogrel was introduced at 7% of the innovator's price. The $1,200 year-long treatment was unaffordable for 93% of Russian patients who needed it. Plagril lets thousands more reduce the chance of a recurring heart attack **PAMORELIN 2012 INDIA** A prostate cancer treatment that offers a non-surgical alternative. Our product saves patients ₹14,000 per year, opening the door to treatment for thousands

IMPACTING MILLIONS B

BY DOING WHAT IS RIGHT. EVERY SINGLE TIME

We exist to serve the world's millions. Innovating to drastically lower the cost of the most needed medicines—today—and ensuring that critical drugs reach poor patients for even less

Partnering because we value life

We work to further lower the cost of critical treatment to deserving patients, by subsidising drugs or tests while also increasing compliance

ROMANIA 2009 For deserving insured heart patients on clopidogrel, we absorb their medication cost; the rest is covered by insurance

INDIA 2012 Via a nation wide tie-up with a diagnostics chain, patients on Pamorelin LA, our prostate cancer drug, get vital tests for testosterone—a hormone, at no cost, reducing ₹2,500 annually from their cost of treatment and increasing compliance

INDIA 2012 Our 'Activ' brand of medicines for chronic therapies are packed in bottles of 30 tablets (usually for a month's consumption) thereby reducing the risk of missed doses and increasing compliance

"Why can't we make poverty our business?" - DR. K ANJI REDDY

31 Pudami Schools

Pudami Schools reached out to over **8,000** children

KARV provided education to over **1,350+** children

Effectiveness and scale in social service

Set up in 1996, Dr. Reddy's Foundation serves the economically weaker sections through Livelihood generation and Education. Our belief is that human beings have the inherent motivation and capacity for betterment. It is marked by our pursuit of scalable methods that can serve millions



"Interdependence is the universal condition. The real value comes largely from the process of collaboration." —DR. K ANJI REDDY

BY



"YOUNG PEOPLE SHOULD GROW. BY THEIR OWN CONFIDENCE, EFFORT AND THE TRAINING THAT WE GIVE, THEY SHOULD TAKE WING AND FLY"

DR. K ANJI REDDY

Respect for the Individual

Self Managed Teams (SMT) run everyday activities in our manufacturing facilities. They improve operational efficiency, while growing through education and training. They are flat teams with few levels, which makes for wholesome jobs, and empowers first-level people

We often see successes like G RAMANA who joined us as an SMT member in 2002 right after high school. He started as a boiler operator, but being an SMT member helped him learn about the systems that distribute steam, cool air, water, power and also handle construction. He picked up production, packaging and quality control skills, and soon, Ramana could work anywhere in the plant. He joined the IT team in 2007 and is currently part of IT Compliance, co-ordinating all statutory and internal audits for SOX and Information Security. A far distance from a boiler operator!

EMPOWERING PEOPLE T

CREATE A CULTURE OF HIGH PERFORMANCE

A powerful belief in people runs through Dr. Reddy's. It is in the culture, in how our people achieve personal growth and build the company, and in how we view social work: through the lens of human potential

"I was given the freedom to implement a lot of what I have learnt, and the company has always backed me" – MVSMA RAJA

Betting on People

Our people culture is built on informal mechanisms of trust and delegation. This gets the best of out of scientists, marketers and plant workers alike. It rewards initiative and collaboration

This is one out of dozens of similar stories. In 1998, MVSMA RAJA, interviewing to be a brand manager, disagreed openly with the interview panel's views—and got the job. That convinced him of our respect for the point of view of the individual, even juniors. Just four years later, he was asked to head marketing in Russia, without any prior international experience. Today, Raja is a Vice President and heads marketing for Emerging Markets at Dr. Reddy's


Brand
Manager

Head of Marketing
in 16 countries


Helping people help themselves

LABS (Livelihoods Advancement Business Schools) typifies our view of social intervention, providing training and backing the ability of the people to help themselves

One of thousands of similar stories: for SARASWATI SWAMI the pressure to support her family stood in the way of higher education after ten years of school. She signed up for LABS and now earns ₹70,000 a year as a Customer Care Executive. Now Saraswati contributes to her family, and pursues a graduate degree

100+ LABS Centres
across 21 states in India

280,000+ livelihoods created
since inception




"The future belongs, not to those who merely seek opportunity, but to those who create it. Let us have the courage to do things differently." —DR. K ANJI REDDY

TO ACT

"POSSIBILITIES ARE LIMITED BY DIFFIDENCE AND TIMIDITY"

DR. K ANJI REDDY

Rising Stock

When Dr. Reddy's listed on the NYSE, its stock rose in more ways than one

On 11 April 2001, we became the first pharmaceutical company from the Asia Pacific, outside Japan, to be listed on the New York Stock Exchange. The listing announced the arrival of a truly global company, just 17 years after its inception

The Dr. Reddy's stock became the best performing IPO of the year. The move gave us visibility in the world's largest pharmaceutical market, access to overseas capital, and has stimulated us to adopt even higher standards of governance

APRIL 11

WITH AGILITY AND TO D

TO SEE A DREAM

Speed, boldness and perseverance. The Dr. Reddy's spirit has a lot to do with these. Staying focused on goals, and going ahead even when it's not the easiest path, is now embedded in our entrepreneurial makeup

"Just be clear about what we are doing and go ahead and keep at it."— DR. K ANJI REDDY



Revenue from Russia
IN $ MILLION
3.2
7.9
13.7
7.5
6.8
13.2
8.7
9.5
22.1
27.4
33.5
39
47.6
58.9
78.6
100.91
126.1
152.4
196.27
230.09
258.1
FY1993
FY1994
FY1995
FY1996
FY1997
FY1998
FY1999
FY2000
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008
FY2009
FY2010
FY2011
FY2012
FY2013

Staying to win

Committing to Russia despite the risks in that market took courage. It has had far-reaching consequences

With typical agility, Dr. Reddy's entered Russia in 1991 during the Perestroika years. But Russia's 1998 financial crisis was a test of nerve: most companies fled to safety. Dr. K Anji Reddy felt committed to Russia and decided to stay the course. It paid off: Today we are the largest Indian pharmaceutical company and among the fastest growing generic pharmaceutical companies in Russia

The courage molecule



We entered the discovery business when it was hardly imaginable for an Indian company, starting a journey towards a goal still on the horizon

1990s, INDIA In the early 1990s Indian industry and government vigorously debated the desirability of product patents. Amidst the din, we boldly announced our drug discovery program. There was no precedence, no charted path. We started research in the area of diabetes, and in 1997, licensed a molecule to a global major, becoming the first Indian company to do so. Today, we stand out for our R&D, consistently demonstrating the ability to commercialize technologies, and with a string of firsts in developing complex drugs

TO DO WHAT IS TOUGH &

"WE MUST AIM FOR TARGETS THAT ARE FURTHER, HIGHER AND FASTER THAN ANYTHING DONE BEFORE"

DR. K ANJI REDDY

For Earth and Man

Three diverse and challenging initiatives that will impact the environment and health, typical of our work

We are collaborating with WALMART U.S. — a leading retail chain, in their efforts to reduce their carbon footprint. Ideas to reduce the amount of plastic, cardboard and paperboard used in the distribution of our products are estimated to eliminate hundreds of thousands of tonnes of plastic and paper from the environment and reduce truck and fuel usage by 250%. ROSHINI 2008 INDIA is our initiative to diagnose, on a mass scale, undetected diabetes in India. Over 14,500 camps have screened more than 2,70,000 people out of which about 90,000 cases have been detected. ProMOTE INDIA 2007 (Promotion of Oncology Training and Education), aims to change the cancer landscape by promoting awareness, early detection, diagnosis and prolonging the life of cancer patients. Over 200 leading Oncologists have participated in 140 programs, benefitting more than 20,000 doctors


WORTHWHILE



"We believe there is a strong link between the kind of company we have chosen to be and the significant success we are achieving."—G V PRASAD

AND MAKE IT COME TRUE

We are in a race with ourselves. To keep delivering on our purpose for years to come. By using deep science and technology expertise to get the best innovations to the largest number of patients as soon as possible, and building a responsible thriving business as a result

Once complex and expensive—now affordable

Our commercial successes rest on a culture which fosters both good science and achievement

And there are several 'world firsts' in recent years to show for it: **REDITUX™ 2007 INDIA** The world's first monoclonal antibody biosimilar, used in the treatment of non-Hodgkin's lymphoma. **CRESP® 2010 INDIA** The world's first generic darbopoetin alfa used in the treatment of anemia due to chronic kidney disorders. **FONDAPARINUX 2011 USA** the only generic of its kind available today

Shareholder Returns

Amount invested ₹2,250*

* ₹2,250 = ₹1,000 in IPO (1986) + ₹1,250 in rights issue (1989)

Revenue
IN ₹ MILLION


Overall value of returns
~₹10.1 million
as on 31 March 2013
1,747
1,976
2,203
2,499
3,466
4,521
5,570
10,975
16,498
18,070
20,103
19,519
24,267
65,095
50,006
69,441
70,277
74,693
96,737
116,266
CROSSED $1 BILLION MARK
CROSSED $2 BILLION MARK
FY90
FY91
FY92
FY93
FY94
FY95
FY96
FY97
FY98
FY99
FY00
FY01
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
FY10
FY11
FY12
FY13



BUSINESS RESPONSIBILITY REPORT

Sustainability is deep-seated in the ethos of Dr. Reddy's. Our consistent efforts to integrate sustainability into all our activities right from discovery to dispatch are helping us add value across environmental, social, cultural and economic bottom lines as well as create long-term consumer, shareholder and employee value.

Disclosures on the nine principles as charted by the Ministry of Corporate Affairs in the "National Voluntary Guidelines on Social, Environmental and Economic Responsibilities of Business".


The right way

Principle 1
Ethics, Transparency & Accountability

Businesses should conduct and govern themselves with Ethics, Transparency and Accountability



Principle 2
Product Life Cycle Sustainability

Businesses should provide goods and services that are safe and contribute to sustainability throughout their life cycle



Principle 3
Employee Well-being

Businesses should promote the well being of all employees



Principle 4
Stakeholder Engagement

Businesses should respect the interests of, and be responsive towards all stakeholders, especially those who are disadvantaged, vulnerable and marginalized



Principle 5
Human Rights

Businesses should respect and promote human rights



Principle 6
Environment

Businesses should respect, protect, and make efforts to restore the environment



Principle 7
Policy Advocacy

Businesses, when engaged in influencing public regulatory policy, should do so in a responsible manner



Principle 8
Equitable Development

Businesses should support inclusive growth and equitable development




Principle 9
Customer Value

Businesses should engage with and provide value to their customers and consumers in a responsible manner



In our pursuit to deliver better results across all three bottom lines, we listen to stakeholders and to the Earth's biology. We also analyse humanity's social contracts and these combined inputs drive the organisation and shape every decision—right from the policies inked in the boardroom to the practices followed in the manufacturing units.

Sustainability as a business practice is so well-established and well-entrenched in Dr. Reddy's that it is a non-negotiable value.

We have been annually publishing a comprehensive Sustainability report since 2004. The report details our environmental, social, product and economic performance as per the globally recognized GRI guidelines and are replete with performance trends and case studies to help stakeholders make informed decisions. Readers can access these reports by visiting: www.drreddys.com/aboutus/st-reports.html

SECTION A

Corporate Identity Number of the Company L85195AP1984PLC4507

Name of the Company
Dr. Reddy's Laboratories Limited

Registered address
8-2-337, Road No. 3, Banjara Hills, Hyderabad 500 034, India.

Website www.drreddys.com
E-mail id shares@drreddys.com

Financial year reported
April 2012 to March 2013

Sector that the Company is engaged in
"Pharmaceuticals" is the primary reportable segment.

List three key products/services that the Company manufactures/provides
Given in financial statements

Total number of locations where business activity is undertaken by the Company
Our Manufacturing and Sales & Marketing Operations span around 20 countries. We also serve our API customers who are present across the globe.

- **Number of International Locations (Provide details of major 5)**
For details refer to *Additional Shareholders' Information*, page 71.
- **Number of National Locations**
For details refer to *Additional Shareholders' Information*, page 71.
- **Markets served by the Company – Local/State/National/International**
Our major markets include United States of America (USA), India, Russia and CIS, Germany, United Kingdom (UK), Venezuela, South Africa and Romania.

We also reach out to patients in various other markets like Brazil, Mexico, Chile, Philippines, Middle East and North Africa through our strategic alliance with GlaxoSmithKline (GSK).

SECTION B

Paid up capital
₹84.92 crores (As on 31 March 2013)
Total turnover (Standalone)
₹8,434.01 crores (As on 31 March 2013)
Total profit after taxes (Standalone)
₹1,265.47 crores (As on 31 March 2013)

Total spending on Corporate Social Responsibility (CSR) as percentage of profit after tax
1.33%

List of activities in which the above expenditure has been incurred
Refer principle 8

SECTION C

Does the Company have any Subsidiary Company/Companies? Yes

Do the Subsidiary Company/Companies participate in the BR Initiatives of the parent company? If yes, then indicate the number of such subsidiary company(s)
Our Subsidiary Companies are closely integrated with our Corporate BR Initiatives.

Do any other entity/entities (e.g. suppliers, distributors etc.) that the Company does business with, participate in the BR initiatives of the Company? If yes, then indicate the percentage of such entity/entities?(less than 30%, 30-60%, more than 60%)
Yes. We have a code of conduct for partners which we expect them to follow.
For more details, please refer to:
http://www.drreddys.com/media/pdf/Supplier_CodeofConduct.pdf

SECTION D

Details of the Director responsible for the implementation of BR policies
Mr. Satish Reddy
VICE-CHAIRMAN AND MANAGING DIRECTOR
DIN NUMBER 00129701

Details of the BR head
Mr. Raju Subramanyam
VICE PRESIDENT, SUSTAINABILITY AND SHE
TEL 040 49002339
E-MAIL rsubramanyam@drreddys.com
DIN NUMBER NA

TABLE 1 PRINCIPLE WISE BUSINESS RESPONSIBILITY POLICIES

	P1	P2	P3	P4	P5	P6	P7	P8	P9
Do you have policies for...	Yes	Yes	Yes	Yes	Yes	Yes	NA	Yes	Yes
Has the policy being formulated in consultation with the relevant stakeholders?	Yes								
Does the policy conform to any national/international standards? If yes, specify?	We abide by all laws of the land and are a signatory to the 10 principles of the UN Global compact. We take into account industry best practices and global benchmarks in defining our policies.								
Has the policy being approved by the Board? If yes, has it been signed by MD/owner/CEO/appropriate Board Director?	Statutory policies are placed before the Board for consideration and approval. All other policies are approved by CEO/MD								
Does the company have a specified committee of the Board/ Director/official to oversee the implementation of the policy?	The responsibility of the implementation policies and their review primarily lies with the respected business/function head.								
Indicate the link for the policy to be viewed online?	http://www.drreddys.com/investors/pdf/cobe-booklet-2012.pdf	http://www.drreddys.com/aboutus/pdf/SHE_policy.pdf	http://www.drreddys.com/aboutus/pdf/SHE_policy.pdf, http://www.drreddys.com/investors/pdf/cobe-booklet-2012.pdf	http://www.drreddys.com/investors/pdf/cobe-booklet-2012.pdf	http://www.drreddys.com/media/pdf/Supplier_CodeofConduct.pdf	http://www.drreddys.com/media/pdf/Supplier_CodeofConduct.pdf	NA	http://www.drreddys.com/investors/pdf/cobe-booklet-2012.pdf	http://www.drreddys.com/investors/pdf/cobe-booklet-2012.pdf
Has the policy been formally communicated to all relevant internal and external stakeholders?	Employees are required to sign an undertaking, at least annually, stating that they have read the COBE and comply with its principles. New employees are required to sign a similar undertaking at the time of joining. Additionally, all our policies with respect to the nine principles are available on the company website.								
Does the company have in-house structure to implement the policy/policies?	Yes								
Does the Company have a grievance redressal mechanism related to the policy/policies to address stakeholders' grievances related to the policy/policies?	We address concerns from our stakeholder's at the respective department level. We have a shareholder's grievance committee to address all shareholder concerns. We also have a dedicated Ombudsperson Procedure to address all concerns related to our Company level policies.								
Has the company carried out independent audits of the working of this policy by an internal or external agency?	We comply to the nine principles broadly through the following policies- Code of Business Conduct and Ethics (COBE), SHE Policy and Principles, Quality Policy, Purchase policy and HR policies. These policies are regularly reviewed by various internal and external agencies, including regulatory agencies. We also proactively follow public advocacy through various forums.								
GOVERNANCE RELATED TO BR									
Indicate the frequency with which the Board of Directors, Committee of the Board or CEO assess the BR performance of the Company.	The Management Council meets every quarter under the chairmanship of the CEO. It identifies, measures, monitors and controls the risk factors in the business and ensures safe, sound and efficient operation on a regular basis. The Board of Directors/ Committee of Directors also periodically review certain elements of BR performance.								
Does the Company publish a BR or a Sustainability Report? What is the hyperlink for viewing this report? How frequently it is published?	We have been publishing our Sustainability Report every year since 2004.								


DR. REDDY'S
It's easy and
it's your
responsibility.
Report COBE violations.
Please contact the Chief Compliance Officer at +91-40-49002000 or
email at complianceofficer@drreddys.com


DR. REDDY'S
Now report violations
through a dedicated
channel
COBE
COBE
COBE
It's easy and it's your responsibility.
Please contact the Chief Compliance Officer at +91-40-49002000 or
email at complianceofficer@drreddys.com

SECTION E

Principle 1
Ethics, Transparency & Accountability

A business can truly thrive only if its operations are built on a foundation of strong ethics. At Dr. Reddy's, compliance, integrity and transparency are core business requisites and have been deeply embedded into our people, processes and policies. Our responsibility towards a sound and ethical governance system extends beyond the boundary of our business operations and permeates across the organisation's subsidiaries and affiliates.

HIGHEST STANDARDS OF COMPLIANCE

- We are the first non-Japanese pharmaceutical company from Asia to be listed on the New York Stock Exchange (NYSE)
- We also have the recognition of being the first manufacturing company in India, and one of the first in Asia, to be Sarbanes-Oxley compliant
- Full compliance with Clause 49 of the Listing Agreement with Indian Stock Exchanges and with the applicable corporate governance standards of the New York Stock Exchange (NYSE)

RESPONSIBLE AND ETHICAL CONDUCT

An unrelenting thrust on high standards of governance is ever evident at Dr. Reddy's—right from the Board of Directors and management to the employees. A multitude of governance mechanisms helps us achieve the letter in spirit:

- Robust internal control systems which are regularly reviewed by both external and internal auditors
- Our Code of Business Conduct and Ethics (COBE) lays down the principles on ethics, bribery and corruption which applies to not just all our full-time and part-time employees, but also our subsidiaries and affiliates. We have also set forth a 'Supplier Code of Conduct' to guide the conduct of our suppliers, vendors and service providers
- An Ombudsman Procedure has been articulated under COBE to take into account procedures for investigation and communication of any report on any violation or suspected violation of the Code
- All our employees are trained in anti-corruption policies and procedures and undergo a COBE test

ANTI-CORRUPTION. FREE COMPETITION

- We have created widespread awareness of our whistle-blower policies and procedures. Issues concerning corruption, if any, are looked into and appropriately addressed

- A policy is in place to discourage the receipt of gifts, entertainment or payments by employees, either directly or indirectly, from parties conducting or seeking to conduct business with Dr. Reddy's
- We prescribe to free competition and encourage our employees to conduct operations in accordance with all applicable competition laws and regulations that prohibit monopolization

A TWO-PRONGED SUSTAINABILITY APPROACH

As an organisation committed to responsible business, sustainability is a prime parameter at both levels—

- Corporate Level where overall policies and strategic direction are set and capital is allocated
- Business Group Level which generates revenue and where the impact on communities and the environment is most immediate

TRANSPARENCY AND ACCOUNTABILITY

We have established systems and procedures to disseminate relevant information to our stakeholders, including shareholders, analysts, suppliers, customers, employees and the society at large. The primary source of information regarding our operations is our corporate website 'www.drreddys.com'. Financial data is disbursed via quarterly financial result announcement and annual financial reports, and triple bottom line performance is presented through the Sustainability Report. In addition, various communication channels are deployed to reach out to our varied stakeholders. For detailed information, refer *stakeholder engagement principle*.

Principle 2
Products Lifecycle Sustainability

At Dr. Reddy's, we believe that our products have the power to not only heal lives but also herald sustainable change. We continue to invest time, money and energy in making our products safe, eco-conscious, affordable and efficacious.

In the last two years, we focussed on holistically transforming our operations and embedding 'Responsibility by Design' across every phase of the product lifecycle. Ongoing mechanisms were strengthened and several new strategic interventions introduced.

Key drivers of our product excellence journey include:

AFFORDABILITY AND ACCESSIBILITY

Dr. Reddy's was founded with a singular goal—to provide access to affordable medicine. Our focus towards this core purpose is unwavering—at every step, every decision and in every product. From development to distribution, we incorporate the tenets of Availability, Affordability and Accessibility and actualize them through our three core businesses—**Global Generics, Pharmaceutical Services and Active Ingredients (PSAI) and Proprietary Products.**

SAFETY AND EFFICACY

Health and well-being of patients is our core responsibility, hence product safety reigns paramount at Dr. Reddy's. The thrust is to design out 'quality and safety hazards' through better process engineering, capable machines and better practices.

We are also developing products using the principles of Quality by Design(QbD), which ensures higher manufacturability. A well-organized and alert Pharmacovigilance function tracks and addresses any reported Adverse Drug Reactions (ADRs) across the entire life cycle of our product.

GREEN CHEMISTRY

We are committed to the principles of Green Chemistry & Engineering (GCE). We have developed a green matrix through which we monitor and manage various aspects like Atom Efficiency, E-factor, Reaction Mass Intensity and Energy Efficiency.

Green Chemistry has empowered us to develop a number of new products without the use of volatile solvents such as Dichloromethane, Acetone and Ethers. We are also in the process of setting an industry benchmark of reducing the waste to 20–25 kg per kilogram of product vis-a-vis the industry average of producing 25–100 kg waste per kilogram of product.

SUSTAINABLE SOURCING

We engage with a diverse set of business partners ranging from large organizations to SMEs and nurture relationships with indigenous business partners for key raw material supplies. We strive to enhance their

We regularly donate our short-dated medicines to the United Nations (UN) which has effective channels and mechanisms to affect drug intervention where it is needed the most.

Being a process-driven organization and being involved in the manufacturing of multiple products, we focus on overall environmental management. For details, visit ***http://www.drreddys.com/sustainability/environment***

We launched the world's first generic darbopoetin alpha in India under the brand name Cresp® in 2010. It provides affordable treatment option for patients in India with savings of upto 28 to 55%. More than 20,000 patients have been treated with Reditux™ —world's first biosimilar monoclonal antibody.

Global Workforce in FY2013

16,500+
employees

23+
nationalities

Training Programs in FY2013

5,250 man days
of training delivered by Leadership academy

3,593
Internal Safety programs, equivalent to

15,027 man days
of training

CHART A

Diversity Snapshot
MALE EMPLOYEES
FEMALE EMPLOYEES



14,923
15,200
16,504
12,387
2,536
12,990
2,210
13,919
2,585
FY2011
FY2012
FY2013

capabilities through various training and knowledge sharing practices.

We strive to embed sustainable practices among our raw material suppliers, contract manufacturers and authorised business partners as every action impacts the sustainability of every other member. We focus on three core aspects

TRAINING

- Mandatory Supplier Induction Training for all new vendors
- Penetration of safety culture among our suppliers
- Periodic trainings on quality excellence

KNOWLEDGE SHARING

- Sharing of best practices via audits and conferences
- Cascading the Supplier Code of Conduct
- Troubleshooting labs and support labs for vendors

SUSTAINABLE LOGISTICS

- Focus on shifting vendors near to the manufacturing site
- Increasing sea shipments by 50%
- Introduction of new packaging solutions for cold chain products

CONSERVATION OF RESOURCES

- Reducing solvent usage and enhancing its recovery
- Cutting down repeated testing of raw materials which have a stable track records
- Adopting Green IT practices for waste minimization and resource conservation

Principle 3
Promoting Employee Well-being

Transforming an individual's high potential into high performance takes meaningful engagement, strong motivation, equal opportunities, adequate leadership and healthy work-life balance.

While product innovation and customers enable growth, it is our people who actualise it. We hence foster a stimulating work culture that nurtures an atmosphere of encouragement, empowerment and team spirit.

EMPLOYEE COMPOSITION

Be it culture, age, gender, caste, religion, language or ethnicity, Dr. Reddy's is committed to building a rich and diverse workforce. We regularly enhance this diversity by enhancing our global talent pool, inducting young and fresh talent, employing differently-abled individuals, and enhancing the ratio of female employees.

Employee selection is based on talent and merit. Today, our global workforce comprises 16,500+ employees from over 23 nationalities. In 2013, we made a conscious effort to build diversity in the workforce by recruiting 33% women in our campus recruitments.

TALENT POOL

We ensure periodic enhancement of our employees' competency, skills and attitudes in tune with the changing times and their growing job profile. We provide training based on the improvement areas identified during our rigorous talent review process. In the reporting year, our Leadership Academy delivered a total of over 5,250 man days of training. Employees also attended over 450 external programs. In addition, multiple technical training programs were conducted at the respective business units.

We have institutionalized a comprehensive Talent Management Process wherein our three-tiered Talent Management Board (TMB) identifies high potential employees and young emerging leaders and grooms them for higher responsibilities.

PERFORMANCE PERKS

We have institutionalized a host of policies, facilities as well as tangible and intangible incentives which include but are not limited to flexible work timings, sabbatical leave, part-time work, paternity & maternity leave as well as leave for those adopting a child, so that our employees can strike a healthy work-life balance.

ACTIVE ENGAGEMENT

Employee engagement is a healthy two-way communication system at Dr. Reddy's. We empower each of our employees—from boardroom to shop floor—with ample communication platforms across regions and time zones. Some of them include: quarterly employee communication sessions, open houses at the plants, 360° feedback and focused interviews.

SMT members at our Formulations Baddi plant 1

FREEDOM OF ASSOCIATION

In every area of operation, there is a freedom of association for all employees, including contract workmen, to exercise their right to form an association. We respect this right of employees, recognize their associations/ unions through a code of disciplines and negotiate on all matters pertaining to service conditions leading to mutual benefits. We have recognized unions in eight of our manufacturing units in India and all the permanent workmen in these units are members of the union. About 5% of our total workforce are members of the union.

BEYOND WORK

We at Dr. Reddy's blend work with play, celebrate achievements and provide platforms for employees to socialize among themselves and reduce stress. Programs like 'Celebrations'—our annual employee event strengthens inclusiveness and fuels team spirit in the organization. Programs are hosted at regular intervals comprising fun games, cultural events and collective celebration of employees' birthdays during the month. A gym at our corporate office and facilities for playing sports like table tennis, cricket and football at some of our facilities ensures that our employees are fit and healthy.

HEALTH AND SAFETY

- While the medicines we produce are targeted to save human health, the manufacturing practices and processes we adopt are carefully chosen keeping in mind the safety of our workforce. 'Parivartan'—our operations transformation exercise is driving a new safety paradigm across the organization. The intent is to achieve a 'Safety Cultural Transformation' by demonstrating commitment to safety at all levels, line management ownership of safety, and capability building in the area of safety. This journey has progressed well with standards of safety having shown significant improvement and the awareness and ownership on safety going up considerably across all levels in the organization
- In FY2013, a total of 3,593 internal safety training programs were conducted equivalent to 15,027 man days of training
- Employees are provided with a free annual health check-up as well as medical

CHART B

Contractual Employees

CONTRACT EMPLOYEES IN INDIA
CONTRACT STAFF IN NORTH AMERICA, MEXICO & CHIROTECH


93
6,691
FY2011
90
6,422
FY2012
91
4,935
FY2013

TABLE 2 STAKEHOLDER ENGAGEMENT PLATFORMS	
KEY STAKEHOLDERS	**KEY ENGAGEMENT PLATFORMS**
EMPLOYEES	
The driving force of the organization, our employees deserve a safe, inclusive and empowering workplace with freedom to act, innovate and grow not just as a professional but also as an individual	Organisation Health Index | Employee Communication meets | In-house Publications | Intranet | CEO, MD communication | 360 degree feedback | Employee Events | Training Programmes *For details, refer Dr. Reddy's Sustainability Report's stakeholder engagement section at: http://www.drreddys.com/sustainability/stakeholder-engagement.asp*
INVESTORS AND SHAREHOLDERS	
Our investors and shareholders put trust and financial capital in the organization and expect a steady return on their investment	Analyst Meets | Quarterly Financial Results | Annual Report | Sustainability Report Earning Calls | Email Communication | Press Releases and Presentations *For details, refer Dr. Reddy's Sustainability Report's stakeholder engagement section at: http://www.drreddys.com/sustainability/stakeholder-engagement.asp*
SOCIETY	
Communities across the world, especially the economically weaker sections of society	**Dr. Reddy's Foundation** (DRF), the non-profit arm of Dr. Reddy's *For details, refer principle 8 or Dr. Reddy's Sustainability Report at :http://www.drreddys.com/sustainability/drf.asp*
Patients and healthcare professionals who rely on today's products and tomorrow's innovations	**Dr. Reddy's Foundation for Health Education** (DRFHE) **Patients** Life at Your Doorstep | Living Well programmes | Sparsh **Health Professionals** DRFHE PGDHM | Case Manager's programme for cancer counselling | Inner Circle: Relationship building programmes | Abhilasha: Nursing Efficiency programme | Sarathi: Doctor's Assistant Programme *For details, refer principle 8 or Dr. Reddy's Sustainability Report at: http://www.drreddys.com/sustainability/drfhe.asp*
CUSTOMERS AND PARTNERS	
Insurers, vendors, suppliers, distributors, government, regulators and business partners	**Customers** Customer satisfaction survey | Regular business meetings Business Partners-Vendors: Vendor meets | Strategic business partner training and development *For details, refer Dr. Reddy's Sustainability Report's stakeholder engagement section at: http://www.drreddys.com/sustainability/stakeholder-engagement.asp*

insurance. Beyond employee healthcare, we also extend medical support to employees' parents

- We have a framework in place to ensure that no complain on harassment goes unheard. Employees can write to the Compliance Officer voicing their concern. In case of complaints pertaining to sexual harassment, employees can reach out to the 'Committee on complaints for sexual harassment'

Principle 4
Stakeholder Engagement

A business exists for and because of its stakeholders. At Dr. Reddy's, we build lasting bonds with all our stakeholders, internal and external, and engage with them in meaningful two-way communication. It helps us review our actions, rethink our roadmap, redress grievances and recognize new avenues for revenues.

The details of our key stakeholder engagement platforms are given in **Table 2.**

IDENTIFICATION AND INTERACTIONS

We have invested time and resources in identifying varied clusters of stakeholders that are directly and indirectly affected by our operations and developed targeted engagement mechanisms for each cluster.

A total of 21 shareholder complaints were received and resolved during the year 2012–13.

Principle 5
Human Rights

We champion meritocracy and strongly support and uphold the execution of fair practices and inclusive growth. In October 2010, we became a signatory to the UN Global Compact, supporting the 10 principles of the Global Compact with respect to human rights, labour, environment and anti-corruption. Our Code of Business Conduct sets forth high standards of human rights. We strictly condemn non-compliance with any of our principles. This applies to all our Directors, employees, subsidiaries and affiliates. A separate 'Supplier Code of Conduct' has been inked for our suppliers, vendors and service providers.

At all our campuses every individual is treated with equal dignity, enjoys equal rights and has the freedom to voice his/her mind without any inhibitions.

We do not tolerate any form of harassment in our organisation. We do not employ nor encourage any child or forced labour at any of our locations. Anyone who is found to be engaged in any unlawful discrimination is subject to disciplinary action, up to and including termination. In the reporting year, no serious human rights violations were brought to the organisation's notice.

In case of new investments, we conduct human rights screenings and also have related assessments for strategic suppliers. Anyone who is found to be engaged in any unlawful discrimination is subject to disciplinary action, up to and including termination.



A shareholder speaking at our last AGM

Compliance of HR principles is ensured by conducting regular HR audits. Monthly meeting of HR heads from respective departments provides an ideal platform to flag off concerns, if any, and collectively propose and execute refinements.

However, awareness in the healthcare industry is not just limited to information printed on packages. It also encompasses social perceptions about medical conditions and debunking myths and fears related to them. Hence, we have multiple initiatives that help generate awareness among people.

Principle 6
Environment

At Dr. Reddy's, we operate on the premise that 'prevention is better than rectification' and hence are committed towards embedding 'conservation by design'. It is our constant endeavour to embed environmental sustainability right at the design and development stage. We regularly assess potential environmental risks posing the organisation and strategize actions to mitigate the same. This approach helps us champion green endeavors that go beyond regulatory compliance.

We are spearheading the uptake of Green Chemistry not just within the Company, but also within the Indian pharmaceutical industry. Our waste water recycling plant commissioned in 2004–05 holds the distinction of being the first of its kind in the pharmaceutical sector in India.

During the year nine significant environment management projects were initiated with an investment of ₹251 million

Detailed below are few of the initiatives that are helping us raise our green quotient:

GREEN ROADMAP

We have in place a 'SHE Policy and Principles' to inspire our workforce to reduce environmental stress. The policy and principles are also communicated to all our stakeholders and efforts are being made to make them responsible towards its compliance.

Going further, we have also institutionalized an organization-wide 'Environmental Commitment Statement'

Conservation Projects in FY2013

₹251 mn

invested in 9 environment management projects

₹156 mn

invested in 29 energy conservation projects


Bio Treatment Facility at our Formulations Hyderabad plant 3

charting ambitious targets and actionable steps for key environmental performance indicators.

Year-on-year, we assess each unit's progress on the said targets and strategize appropriate actions. The objective is to encourage and engage every employee of Dr. Reddy's to contribute towards making the organization greener, cleaner and sustainable.

ACTION AGAINST CLIMATE CHANGE

We are committed towards managing climate change both within and beyond our sphere of influence. We have embedded 'a culture of conservation' among our employees and business partners.

We continually implement initiatives on several green parameters like clean technology, energy efficiency and renewable energy. Below is a glimpse of some of our key environmentally-friendly projects. For detailed information, please refer Dr. Reddy's Sustainability Report's 'Environment Performance' and 'Sustainable Sourcing' sections.

ENERGY CONSUMPTION

We are conscious of the fact that 'if more energy goes around, more emissions come around'. Hence, we strive to recreate and redefine processes that help us tread lightly.

- During the reporting period a total of 29 energy conservation projects were identified with total investment of ₹156 million and potential annual savings of ₹77 million. These projects are in various stages of implementation and expected to be completed by middle of FY2014
- The new corporate office of Dr. Reddy's is a LEED certified Gold-rated Green Building
- A 4 kW solar power plant has been installed at our office in Ameerpet, Hyderabad
- Coal is replaced with agri waste briquettes for boilers at two of our manufacturing units

WASTE MANAGEMENT

- 80% of our organic waste is productively deployed as auxiliary fuel in the cement industry
- Enhanced solvent recovery under our Program to Achieve Cost and Capabilities Excellence (PACE) has resulted in a saving of ₹500 million
- Vent condensers on process reactors to eliminate fugitive emissions
- Carbon adsorption solvent recovery system has been installed at our Formulations Hyderabad plant 3
- Water Conservation–Water is the single most important nutrient not just for people but also for the planet. Towards conservation of this depleting precious resource, we continue to boost our 3R (Reduce, Recycle, Replenish) water management approach

REDUCE

- CII water audit with potential savings of 350 kl/d at our API Nalagonda plant
- CHB evaporative condensers to reduce load on cooling towers at our API Srikakulam plant

RECYCLE

- At our manufacturing facilities, 100% of the wastewater is recycled and utilized for boilers, cooling tower makeup & gardening


SHE members at a monthly review meeting

- At our technology development centers, wastewater is sent to authorized common effluent treatment plants for further treatment & disposal

REPLENISH

- Rain water harvesting system at Formulations Hyderabad Plant 1 with a potential to sequester 30,000 kl per annum
- Installation of a rain water harvesting system at our Bachupally, Hyderabad campus

AIR QUALITY

Managing air quality is on our development agenda. We already track particulate matter, NOx and SOx emissions and are closely following evolving norms on other pollutants such as VOCs. Our emissions generated are well within permissible limits given by CPCB/SPCB

COMPLIANCE & BEYOND

Four of our units are recipients of the ISO 14001 Environmental Management System certification.

We are currently in the process of developing comprehensive internal corporate environmental standards and procedures which shall provide a framework to

- Assess potential environmental risks associated with our operations
- Prevent, mitigate and control environmental damage & possible disasters

GREEN VALUE CHAIN

We extend our commitment beyond our premises and encourage our vendors and partners to also adopt environment-friendly practices.

From raising awareness to empowering them through training, we lead and mentor our strategic partners to go green and help them reduce their environmental risks. Programs like the mandatory supplier induction training continue to be implemented for all new vendors to sensitize them to our business processes and culture.

For information on Green Chemistry and Sustainable Sourcing, refer principle 2

DR. REDDY'S ENVIRONMENT PERFORMANCE REPORT IN A SNAPSHOT:

Please refer to: http://www.drreddys.com/sustainability/environment-performance.asp for details on Dr. Reddy's environment performance.

Principle 7
Policy Advocacy

At Dr. Reddy's, we have always encouraged our employees to share their knowledge and experience through external public forums and thereby impact the overall narrative and influence policy. During the period under review our technical and commercial teams participated in many professional forums including CII, IPA, Chapters of ICAI, and industry round tables, among others.

Membership to some of the industry bodies and Chambers Association:

- Confederation of Indian Industry (CII)
- FICCI

Our social interventions are driven by outcomes. We regularly gauge the impact of our initiatives via formal and informal mechanisms. DRF-Dr. Reddy's social arm releases an Annual Report which charts out measurable impact. Additionally, the company's Sustainability Report also comprehensively presents the social performance

- Indo American Chamber of Commerce (IACC)
- Indian Pharmaceutical Alliance (IPA)
- Pharmexcil
- Bulk Drug Manufacturers Association (BDMA)
- Indian Drug Manufacturers Association (IDMA)
- CII Green Business Centre
- WWF India
- Federation of Andhra Pradesh Chambers of Commerce & Industry (FAPCCI)

Principle 8
Equitable Development

At Dr. Reddy's, we own social responsibilities with equal passion and professionalism. We leverage our expertise and resources to research community needs, develop and pilot new projects, scale them up, assess its impact and once proven successful, collaborate with the government and various Non-Governmental Organisations (NGOs) to roll them out.

We engage with the community at two levels, one being in and around our campuses with the active involvement of our employees and the other wherein we lend support to Non-Profit Organisations such as Dr. Reddy's Foundation (DRF), Naandi Foundation and the Centre for Social Initiative and Management (CSIM).

While we touch multiple lives in multiple ways, our focus is on three main life-altering areas: Livelihoods, Education and Patient Care.

LOCAL INTERVENTIONS

UPLIFTING THE HEALTH QUOTIENT OF UNDERPRIVILEGED PATIENTS

Our patient care initiatives are geared towards making life more comfortable for patients—financially, physically as well as emotionally. A key focus area is cancer care and we have well-thought-out initiatives which address every facet of the patient care sphere, be it accessing quality medications, emotional support, treatment interventions, awareness camps or free check-up camps.

CHANGING THE PARADIGMS OF RURAL EDUCATION

We work to make education more accessible for children in rural India and also aim at improving school infrastructure by key tools like: Scholarships for Higher Education, Coaching camps, Distributing learning tools.

EMPOWERING TRANSFORMATIONS THROUGH SMTs

The first pharmaceutical company in India to implement the Self-Managed Team (SMT) initiative, we aim to provide employment to youth from economically disadvantaged communities. The recruitment strategy purely focuses on rural and semi-urban areas where employability is a challenge. These students earn while they learn. All team members are encouraged to pursue higher education on completion of which they take on higher responsibilities and grow in their career be it in our organization, in another organization or as an entrepreneur.

NATION-WIDE INTERVENTIONS

DR. REDDY'S FOUNDATION

Dr. Reddy's Foundation (DRF), the non-profit arm of Dr. Reddy's Laboratories, acts as a change agent in the social sector, by identifying and pursuing new opportunities to serve the community in two core areas:

Livelihoods

Our livelihood programs work towards enhancing the employability of urban and rural youth.

- **LABS** Our Livelihood Advancement Business School programs are developed for youth between the age of 18 to 35 who have limited opportunities and inadequate skill sets. To enable these youth to gain a foothold in today's competitive job market, LABS equips them with job specific skills, soft skills and placement linkages. Currently DRF operates over 100 LABS centers across 21 states and has generated over 2,80,000 livelihoods till date
- **SRI—Skilling Rural India** An initiative to help rural youth gain skills which translate into employment within the rural milieu, thereby overcome pressing problems such as the need for migration, poor income, isolation from family and village life, the tribulations of adjusting to urban way of life and the poor retention rate

Over and above technical training, the SRI training module also comprises life skills training.

Education

DRF strives to provide various opportunities for learning to those who have never been


Students at a Pudami school

to school, or have dropped out of it; it also works to improve the quality of education in schools through diverse initiatives and programs. We work through a well-woven fabric of stakeholders, communities, official institutions and schools to encompass children from all walks of life and to introduce as well as mainstream them in education.

DRF's education initiatives include: Education Resource Centre (ERC) | Pudami Neighbourhood Schools and English Primaries | Kallam Anji Reddy Vidyalaya (KARV) | Special School for Homeless Children | Kallam Anji Reddy Vocational Junior College (KAR-VJR) | Yuva Youth Learning Centres | Non-Residential Bridge Centres (NRBCs) and Residential Bridge Centres (RBCs).

For more details please refer: http://www.drreddysfoundation.org

DR. REDDY'S FOUNDATION FOR HEALTH EDUCATION (DRFHE)

DRHFE works in collaboration with the medical fraternity to facilitate an integrated multidisciplinary approach to good health.

Education and Training Initiatives

The aim is to bring about a transformation in patient care by teaching as well as imparting soft skills and life skills training to healthcare stakeholders via focused programs:

- **Abhilasha** Training nurses to sharpen their skills and self-confidence
- **Sarathi** Enhancing the skill-sets of doctors' assistants
- **Inner Circle** Teaching patient- handling skills to young doctors (PGs)
- **Sanjeevani** Helping pharmacists improve their skills and develop empathy towards customers
- **Aakriti** Empowering dental doctors to sharpen their skills
- **Disaster Preparedness Workshop** Training the hospital staff towards efficient crisis management

Dr. Reddy's Foundation Operations

100 LABS centres

across 21 states in India

280,000+

livelihoods generated since inception


LABS student at work in a private hospital at Karimnagar, Andhra Pradesh, India

Sales Training Programs in FY2013

20,000 man days

of traning provided to trainee Professional Sales Representatives

400 man days

of training to Training Managers for On-Job training with select PSRs

Healthcare Awareness

Awareness for Life: Aimed at spreading awareness about lifestyle diseases among corporate India.

Patient Initiatives

- **Life at Your Doorstep (LAYD)** A well-equipped medical van with a team of doctor, nurse and patient counsellor is dispatched to provide home care for terminally ill patients
- **Aastha** Sensitizes doctors and nurses to palliative care and increases their awareness levels

For more details, please refer: http://www.drreddys.com/sustainability/drfhe.asp

Principle 9
Customer Value

Every day, our products impact the lives of millions of patients around the world. Hence we remain uncompromising on ensuring 360° customer value—safety, efficacy, cost-competency, accessibility, transparency and accountability. 'Pharmacovigilance', 'Safety by Design', 'pharmacopeia adherence' and 'bioethics' are active ingredients in our product development formula.

To ensure that we prove worthy of the trust our customers place on us we employ below steps:

360° SAFETY COMMITMENT

Be it products or processes—safety comes first at Dr. Reddy's. We adhere to globally-recognized, safety benchmarks like the International Conference on Harmonization (ICH) guidelines and have instituted a comprehensive safety assurance model that weeds out safety and quality hazards from the development stage of a product to its end distribution.

PHARMACOVIGILANCE

The Pharmacovigilance (PV) and Clinical Management Group are key arms of our organization that guards our medicines against adverse effects, if any. The

Pharmacovigilance team intervenes at an early stage, rather than acting as a watchdog.

We incorporate global Pharmacovigilance mandates across the entire product development lifecycle. Towards this end, we have structured processes in place to monitor signals and events across the globe and identify cause-effect relationships. Toll-free numbers have been set up in various countries to facilitate reporting of adverse events and a Drug Safety Assessment and Reporting team is in place to administer swift action.

ADDRESSING COUNTERFEIT

Besides sales losses, IP infringements and reputation drain, counterfeit drugs pose one of the biggest risks to a patients' health. At Dr. Reddy's, we have deployed a robust process to prevent counterfeiting of our products. Some of the key systems and initiatives we have instituted to avert this breach include:

- Use of a specific sequence for batch numbering, manufacturing and expiry date
- Use of hologram stickers
- Employment of specialized printing techniques to safeguard products from cheap counterfeits
- Implementation of a coin reactive zone

CUSTOMER AWARENESS

Medicines are a product category where even a slight misappropriation of information could lead to fatalities. We ensure that this responsibility towards our customers is demonstrated throughout our marketing and promotional material and all information is provided in an unambiguous and precise manner.

At all times we seek to engage with our customers in utmost transparency and accountability. We keep them updated about the composition and effects of our pharmaceutical products. Literature pertaining to promotional content or any Customer Relationship Management activity, scientific seminar, symposium etc. undergoes a stringent authentication process by our Product Management team and Medical Affairs Team. All our Professional Sales Representatives (PSRs) undergo in-depth training, so that they are well versed with product information and communication skills. Our in-house Medical Affairs Team addresses queries from PSRs and doctors, regarding our products, within 48 hours.

During FY2013 over 20,000 man-days of training was provided to trainee Professional Sales Representatives (PSRs). Apart from this, the Training Managers also undertake OJT (On-Job-Training) with select PSRs as joint field work. This amounted to over 400 man-days in FY2013.

However, awareness in the healthcare industry is not just limited to information printed on packages. It also encompasses social perceptions about medical conditions and debunking myths and fears related to them. Hence, we have multiple initiatives that help generate awareness among people.

PromOTE India is one such initiative that promotes early detection, awareness and diagnosis which helps prolong the life of cancer patients. The initiative works by connecting Oncologists and General Practitioners (GPs) which in turn empowers professionals like GPs and other non-oncology doctors to enable early detection of cancer. We also run a program on Lymphoma Awareness—an interactive campaign on radio channels across India where eminent oncologists address listener's queries on the subject.

ROSHINI is an initiative to diagnose all undetected diabetic cases in India. Launched in November 2008, the initiative includes activities like glucose screening camps at a doctor's clinic and talks at schools which give children information about diabetes, obesity, diet pattern and physical activities which help prevent diabetes.



MANAGEMENT DISCUSSION & ANALYSIS

Established in 1984, we are an integrated global pharmaceutical company committed to providing affordable and innovative medicines through our three core businesses: Global Generics, Pharmaceutical Services and Active Ingredients and Proprietary Products.

Dr. Reddy's business segments are described as under:

- **Global Generics(GG) segment,** which includes our branded and unbranded prescription and over-the-counter (OTC) drug products business. This segment also includes the operations of our Biologics business;
- **Pharmaceutical Services and Active Ingredients (PSAI) segment,** which consists of our Active Pharmaceutical Ingredients (API) business and Custom Pharmaceutical Services (CPS) business; and
- **Proprietary Products segment,** which consists of our New Chemical Entities (NCEs), Differentiated Formulations and dermatology focused specialty business operated through Promius™ Pharma.

We have a strong presence in highly regulated markets such as the United States, the United Kingdom and Germany, as well as in other key markets such as India, Russia, Venezuela, Romania, South Africa and certain countries of the former Soviet Union.

Given below is a brief outline of the businesses. Further details are to be found in subsequent sections of this chapter.

GLOBAL GENERICS

- **Revenues from GG for FY2013 increased by 18% and stood at ₹82.6 billion.** If the beneficial impact of Olanzapine exclusivity in FY2012 was to be excluded, the year on year growth was 26%. Growth was primarily driven by North America and the Emerging Markets
- **Revenues from North America for FY2013 were ₹37.8 billion,** and recorded a year-on-year growth of 19%. Excluding the beneficial impact of olanzapine exclusivity in FY2012, the growth was 38%. Growth is largely driven by key limited competition products, ramp-up of the Company's antibiotics portfolio and products from the Formulations Shreveport plant. There was a significant contribution to the top-line from 14 new product launches. FY2013 also saw 19 product filings in the region: 18 abbreviated new drug applications (ANDAs) and one under the 505(b)(2) route
- **Revenues from Emerging Markets for FY2013 were at ₹22.4 billion—representing a year-on-year growth of 31%.** Within Emerging Markets:
  - Revenues from Russia were ₹14.0 billion—recording a growth of 27%
  - Revenues from other CIS markets for FY2013 were ₹2.9 billion—a growth of 28%
  - Revenues from Rest of World (RoW) territories were ₹5.5 billion—and grew by 42%
- **Revenues from India for FY2013 were at ₹14.6 billion, and grew by 13%**

PHARMACEUTICAL SERVICES AND ACTIVE INGREDIENTS

Revenues from PSAI in FY2013 were at ₹30.7 billion—representing an annual growth of 29%. This growth was due to increased sales to generic customers and higher orders in the CPS business.
During the year, 47 DMFs were filed globally, including five in the US and 10 in

Notes: FY2013 represents fiscal year 2012–13, from 1 April 2012 to 31 March 2013, and analogously for FY2012 and previously such labelled years. Unless otherwise stated, financial data given in this Management Discussion and Analysis is based on the Company's consolidated IFRS statements.

Business Highlights

CONSOLIDATED REVENUES

₹116.3 bn ↑20%

In USD terms, this amounted to USD 2.23* billion. If the beneficial impact of olanzapine exclusivity in FY2012 was to be excluded, the year-on-year growth was 26%.

Dr. Reddy's growth was primarily driven by North America and Emerging Markets—which include Russia, other CIS countries and Rest of World (RoW) territories— in the Global Generics segment; and by the overall performance of the PSAI segment.

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION

₹27.8 bn ↑9.5%

which accounted for 24% of consolidated revenues.

PROFITS AFTER TAX (ADJUSTED)

₹17.6 bn ↑17%

15% of consolidated revenues.

During FY2013, the Company globally launched 104 new generic products, and filed 56 new product registrations and 47 new drug master files (DMF).

** US dollar revenues based on an average realized USD rate of 1 USD = ₹52.10*

North America Generics Highlights

SALES

₹37.8 bn ↑19%

sales in FY2013: ₹37,846 million with a growth of 19%

PRODUCTS

14

new products launched during the year

FILINGS

19

new product filings during the year

Europe. The cumulative number of DMF filings as of 31 March 2013 is 577.

OUTLOOK FOR THE GLOBAL PHARMACEUTICAL INDUSTRY

The global pharmaceutical market is estimated to cross USD 1 trillion in 2013. It is expected to grow at a CAGR of 6% to reach USD 1.2 trillion by 2016 (IMS, The Global Use of Medicines: Outlook through 2016).

This growth will be largely contributed by what is called the 'pharmerging' markets[1], generics and the biologics space. For the period from 2011 to 2016, pharmerging markets have been estimated to grow at a CAGR of 12% to 15%; generics at a CAGR of 11% to 12%; and biologics at a CAGR of 5% to 6%.

During the same period, developed markets, coping with patent expiries, are expected to register much lower growth —estimated at a CAGR of 1% to 4%. Of all developed markets, the US still continues to be the largest, followed by Japan and Germany. However, what needs noting is that by growing at a significantly higher rate, the pharmerging markets are expected to account for 30% of the global market in 2016, from 20% in 2012. In doing so, the pharmerging markets will, in the aggregate, match the size of the US market in 2016.

The global pharmaceutical industry is at an interesting point in time. To understand its characteristics and offerings, one needs to examine the opportunities and challenges.

OPPORTUNITIES

The scientific foundation of pharmaceuticals is improving exponentially, thanks to a huge increase in computing and processing power, significant advances in genetics and genomics, and powerful data management tools. This has transformed biomedical research. By 2020, genetic testing will be part of mainstream medical practice in some countries.

There is a general shift in mind-set from *post facto* to preventive treatment. This has increased the demand for diagnosis and preventive medication in many countries. In addition, factors such as changing lifestyle patterns with rising incomes, higher prevalence of chronic ailments, ageing population, government intervention through increased healthcare spending, enabling last mile connectivity for distant areas and overall macroeconomic development have together created significant opportunities for growth. Research shows that over 30% of the population won't get sufficient physical exercise[2]; more than 20% will be overweight or obese[3];and more than 13% will be 60 years or older[4]. All these are factors that increase the risk of developing heart disease, diabetes and cancer.

Favourable outlook for pharmerging economies and increased genericization in key markets will drive growth in the near future. Recent advances in the biologics space represent great opportunities for the industry—which should help target previously unmet medical needs especially in oncology and auto-immune diseases.

CHALLENGES

This industry also faces some serious challenges. The rate of innovation is declining; regulations are becoming more onerous; market conditions are getting seriously competitive; and healthcare costs everywhere continue to rise.

SCIENTIFIC PRODUCTIVITY

Declining innovation in pharmaceuticals is a serious concern. The average number of new molecules approved has decreased in recent years. During 2006–11 the average was 19, compared to 23 in 2000–05.

RISING COST

Developing new medicines is becoming an increasingly expensive business, although precisely how expensive is the subject of fierce debate.

The combination of flagging scientific productivity and rising annual average costs per approved new molecule pose a major challenge in the long run, especially when the industry is staring at the other side of the patent cliff.

REGULATIONS

There is no doubt that the regulatory environment for approving pharmaceutical manufacturing processes and products are getting substantially tougher. Moreover, regulators around the globe are collaborating more closely than before—so that a product rejected in one region is more likely to be banned in others. While this is a positive development per se, it does create greater uncertainties in key geographies.

1. Pharmerging markets are defined as those with over USD 1 billion absolute spending growth over 2012-16 and also have GDP per capita of less than $25,000 at purchasing power parity (PPP). Such markets include China, Brazil, India, Russia, Mexico, Turkey, Poland, Venezuela, Argentina, Indonesia, South Africa, Thailand, Romania, Egypt, Ukraine, Pakistan and Vietnam.

2. World Health Organisation, Global Status Report on Non-Communicable Diseases 2010 (April 2011), p.18.

3. World Health Organisation, Preventing Chronic Disease: A Vital Investment (2005), pp. 4-64.

4. UN Populations Division.

MARKETS

The market conditions are becoming tougher. There is intense competition, severe pricing pressures due to rapid commoditization of generics even within weeks of the expiry of exclusivity, as well as government interventions on the price front. Saddled as they are with higher healthcare commitments, governments across the globe are opting for 'tender based mechanisms', reference pricing and other price control mechanisms.

Impending patent expiries and a greater number of litigations are two other challenges. In addition, rising healthcare costs are leading to more stringent healthcare payers' policies, which have further tightened the pricing environment. No doubt, the global pharmaceutical industry will show strong resilience in coping with the challenges. Nevertheless, these are real and are increasing in scope over the years.

KEY GROWTH SEGMENTS

Having stated the challenges, it is equally important to touch upon the growth areas. These are expected to be:

THE PHARMERGING MARKETS

The pharmerging market—predominantly comprising branded generics—currently accounts for a fifth of the global market. As mentioned earlier, it is expected to nearly double its size by adding USD 150 billion to USD 165 billion by 2016 and, in doing so, reach 30% of the global pharmaceutical market.

GENERICS

This market is estimated to increase from USD 242 billion at present to somewhere between USD 400 and USD 430 billion by 2016. A sizeable generic opportunity exists with the impending patent expiries. The total value of patent expiries beyond 2012 is estimated at USD 101 billion over the next four years.

BIOLOGICS

The global biologics market is expected to reach USD 200 to USD 210 billion by 2016. Biosimilars are estimated to reach around USD 4 billion to USD 6 billion. With patent for top selling biologics expiring between 2012 and 2019, biosimilars are expected to witness stronger growth in the future. Passing of the Biologics Price Control and Innovation (BPCI) Act of 2009 in the US for creating a regulatory pathway for biosimilars, and establishment of biosimilar monoclonal antibodies guidelines in Europe, are other positive factors expected to drive the growth momentum.

DR. REDDY'S MARKET PERFORMANCE

This section begins with **Table 1** which summarises the Company's performance in different markets and product segments; and then goes on to describe the performance in greater detail.

GLOBAL GENERICS

NORTH AMERICA GENERICS

In FY2013, North America (NA) generics revenue increased by 19% to ₹37,846 million.

In the previous year, the Company had launched olanzapine 20 mg in the US under 180-days marketing exclusivity, which contributed around USD 100 million to the revenues for FY2012. Excluding this, the top-line growth in North America was 38%.

Growth was largely driven by new product launches like finasteride 1 mg with 180-days marketing exclusivity, montelukast granules, atorvastatin, metoprolol ER, clopidogrel and zoledronic acid (Zometa); as well as improved market share traction in key existing products. The Company's portfolio of products manufactured at Formulations Bristol plant and Formulations Shreveport plant also registered strong growth in the year.

During FY2013, Dr. Reddy's launched 14 new products in the North America region. The OTC portfolio continues to be a significant component of the overall performance.

NA Generics has maintained robust growth on a sustainable basis. Strong capabilities, efficient processes and systems, established sales and distribution networks and better execution have fuelled this year's growth. Continued focus on developing niche limited competition products, strengthening the OTC segment and investing prudently to build capabilities

TABLE 1 THE COMPANY'S REVENUES — IN ₹ MILLION

	FY2013		FY2012		RATE OF GROWTH, FY2013 VS. FY2012
	₹	%	₹	%	
Global Generics	**82,563**	**71%**	**70,243**	**72%**	**18%**
North America	37,846	46%	31,889	45%	19%
Europe	7,716	9%	8,259	12%	(7)%
India	14,560	18%	12,931	18%	13%
Russia and CIS	16,908	20%	13,260	19%	28%
Rest of the World	5,533	7%	3,904	6%	42%
PSAI	**30,702**	**26%**	**23,812**	**25%**	**29%**
North America	5,744	19%	4,272	18%	34%
Europe	12,007	39%	8,424	35%	43%
India	4,638	15%	3,586	15%	29%
Rest of the World	8,313	27%	7,531	32%	10%
Prop. Products and Others	**3,001**	**3%**	**2,682**	**3%**	**12%**
Total	**1,16,266**	**100%**	**96,737**	**100%**	**20%**

Russia Highlights

SALES

₹14 bn ↑27%

total sales

↑32%

over the counter (OTC) portfolio at 34% of sales

PRODUCTS

5 new brands

launched during the year

RoW Highlights

SALES

₹5.53 bn ↑42%

7% of the Global Generics Sales

CHART A

Revenue from Russia

IN ₹ MILLION



CAGR 25%
5,803
7,232
8,942
11,024
14,048
FY2009
FY2010
FY2011
FY2012
FY2013

in key areas are some factors that have aided growth—and should continue doing so in the foreseeable future. The business is also poised to tap opportunities in the global pharmaceutical market with the establishment of a new R&D Centre in Princeton, New Jersey.

The US Food and Drug Administration (US FDA) introduced the Generic Drug User Fee Act (GDUFA) programme to accelerate ANDA and DMF processing, remove application backlogs over the next five years while also bolstering its financial position. Implemented in October 2012, the GDUFA programme involves collection of fees every year from generic companies for processing of ANDAs/DMFs and also for the inspection of Formulation/API facilities. The Company expects significant improvement in the approval timelines in the years to come.

EMERGING MARKETS: RUSSIA, CIS AND THE REST OF THE WORLD

Russia

In FY2013, revenues in Russia grew by 27% to ₹14,048 million

Russia's sales performance is given in **Chart A**.

The CAGR of 25% from FY2009 to FY2013 has been driven by a robust growth in the major brands in the prescription (Rx) segment and a rapid increase in new brands in the OTC portfolio—which has grown at well over 40% per annum over the last five years, and now accounts for 34% of the Company's sales in Russia. The next phase of growth in Russia will be fuelled by introduction of new molecules in the Rx and OTC segments through in house launches, Rx to OTC switches and brand acquisition or in-licensing deals.

Three recent proposals in the regulatory environment merit discussion. These are:

- First, an import substitution policy for products under Vital and Essential Drug List (VEDL). The bill commits to ensure 90% of the volume of the drugs on the VEDL to be manufactured locally. This may require all foreign generic and innovator companies to have manufacturing presence in Russia
- Second is the introduction of a generic name (INN) prescribing mandate in place of brand name, except for products having no INN or other generic name. The authorities expect this to boost the sale of generic pharmaceutical products in Russia and simultaneously reduce the preponderance of branded products. This will call for a change in the marketing strategy by generic as well as branded generic companies
- The third is a potential positive for the Company. In Russia, few major candidates in the biopharmaceutical space are currently under patent protection. Once the protection period is over, there will be opportunities for Indian players to launch biosimilars with world class quality standards and relatively lower cost of production in the Russian market

Including CIS

Revenues in Russia and CIS grew by 28% to ₹16,908 million in FY2013 (see **Table 1**).

Dr. Reddy's CIS presence is in Ukraine, Kazakhstan, Uzbekistan and Belarus. The growth in CIS as a whole is largely on account of new in-licensing deals in the Ukraine market. During the year, some very important legislative changes took place in the region, including restrictions on advertising (including OTC) and requirement of licenses for imports.

Rest of the World (RoW)

Revenues in Rest of the world markets grew by 42% to ₹5,533 million in FY2013.

RoW for Dr. Reddy's includes markets like Venezuela and South Africa which have experienced high growth rates in the past few years, in addition to Australia, New Zealand and markets from Southeast Asia.

Venezuela has seen a CAGR in excess of 30% in the last five years, primarily due to increase in reach of healthcare through higher generic penetration as well as increase in pricing, given the country's relatively high inflation rate. South Africa has shown steady growth—with a CAGR of approximately 13% in the last five years.

There are some challenges in these two markets. Venezuela, after the death of Hugo Chavez, is showing social and economic instability coupled with frequent devaluation of its currency—bolivar and controls on foreign currency repatriation. South Africa has started a regime of price controls, albeit in a limited way. Despite such challenges, Dr. Reddy's continues to grow in these markets on the back of a wide portfolio and a conscious movement towards the OTC segment.

India

After a brief period of slowdown, the growth momentum in the domestic formulations market is back on track. FY2013 registered a healthy growth of 13% in the business


LOCATION: LOCL18
Warehouse at our Formulations Hyderabad plant 3

driven by volume growth in key brands and new product launches. According to the IMS report for the trailing 12-month period ended 31 March 2013 the Company's MAT(moving annual total) sales growth was at 13.7% as against a market growth of 10.2%.

Dr. Reddy's main focus is on gastro-intestinal, cardiovascular, pain management and oncology therapies. These accounted for 60% of revenues during the year and demonstrated a robust growth of 14.5%. The Company is a leading player in the oncology market with a strong branded generics portfolio including Capiibine (capecitabine), Docetere (docetaxel) and Cytogem (gemcitabine). The oncology portfolio registered a growth of 13.6% in FY2013.

In 2007, the Company launched the world's first biosimilar monoclonal antibody called Reditux™ (rituximab). It remains a leader with a market share of approximately 65% in India with global marketing spread in 14 other countries. In the last five years the Company has become a key player in the Indian biosimilars market with four products: filgrastim, rituximab, darbepoetin alpha and peg-filgrastim. Together, these have grown at over 20% each year.

The industry is facing certain headwinds, particularly in the pricing, marketing and new product approvals. We focus on pricing here. On 15 May 2013, the Department of Pharmaceuticals released Drugs (Price Control) Order, 2013—which is yet to be published in the Gazette of India—governing the price control mechanism for 348 drugs listed in the National List of Essential Medicines. According to this order, the prices of each of the drugs are to be determined based on simple average of all drugs having market share of more than 1% by value. The individual drug price notifications are not yet released pending which, the exact impact on the Company's revenues from sales in India cannot be assessed.

The Department of Pharmaceuticals in India issued the Uniform Code of Marketing Practices (the 'Uniform Code') as a voluntary code on 2 June 2011. The code has detailed guidelines on free samples, promotional material and a redressal process to be put in place by companies to handle complaints

India Highlights

SALES

₹14.6 bn ↑13%

According to IMS data, the Company's sales growth was 13.7% versus a market growth of 10.2%

PRODUCTS

24

new products launched

SPREAD

4,600

marketing representatives

2,50,000+

doctors covered

PSAI Highlights

SALES

₹30.7 bn  29%

Dr. Reddy's is the 2nd largest API seller in the world

26%

of the Company's revenues

PRODUCTS

150+

products sold to

80+

countries

577

cumulative DMF filings as on 31 March 2013

of unethical marketing practices. With the uniform code in effect there would be an increase in the overall rigour for compliance.

PHARMACEUTICAL SERVICES AND ACTIVE INGREDIENTS

In FY2013, revenues from our PSAI segment grew by 29% to reach ₹30,702 million.

Revenues from the PSAI segment were driven by new product launches in North America and Europe, which had offset continuing pricing pressures on existing products. In terms of geographies:

- Revenue from Europe grew by 43% to ₹12,007 million
- Revenue from North America increased by 34% to ₹5,744 million
- Revenue from India and RoW grew by 16% to ₹12,950 million

Revenue from Dr. Reddy's Custom Pharmaceutical Services business also demonstrated a healthy growth on the back of new customer orders. The pharmaceutical services (contract research and manufacturing) arm of PSAI was established in 2001 to leverage the Company's strengths in process chemistry and to serve niche segments of the pharmaceutical and fine chemicals industry. Over the years, the business strategy in this area has evolved to focus on the marketing of process development and manufacturing services—with the objective to be the preferred partner for innovator pharmaceutical companies by providing a complete range of services that are necessary to take their innovations to the market faster and more efficiently.

Dr. Reddy's is one of the highest DMF filers worldwide, with around 150 products in the portfolio, 40 in the pipeline, multiple filings in the US, the EU, Japan, South Korea and Brazil. During FY2013 we filed 47 DMFs globally, including five in the US, 10 in Europe and 32 in Russia, India and our RoW markets.

INVESTING FOR FUTURE GROWTH

SECURING THE BIOSIMILAR OPPORTUNITY: ALLIANCE WITH MERCK SERONO

Biosimilars are generic versions of biopharmaceutical (often called biotech) drugs that are approved by regulatory authorities following the patent expiry of innovator products. The active drug substance is either made of a living organism or is derived from a living organism.

Dr. Reddy's is a leading player in the generic biopharmaceuticals space with proven product development and launch capabilities. It has already launched four products in this segment in India: (i) rituximab (brand name is Reditux™), which has been in India for more than five years, (ii) filgrastim, called Grafeel® (iii) darbepoetin alpha called Cresp®, and (iv) peg-filgrastim, which goes under the name of Peg-Grafeel®. The biosimilars portfolio has shown healthy growth over the recent past. Dr. Reddy's is also actively marketing some of these products in select geographies of Latin America.

In the next few years, a large number of biopharmaceutical drugs will be going off-patent in the US and Europe, and will so create significant revenue potential for companies in the biosimilars space.

However, entries into such regulated markets necessitate clinical trials to prove efficacy of the biosimilar candidates. To address this, the Company has entered into an alliance with Merck Serono, a division of Merck KGaA, Darmstadt, Germany. Merck KGaA is a global pharmaceutical company with proven expertise in developing, manufacturing, and commercializing biopharmaceuticals and chemical compounds. This alliance offers a risk mitigation pathway for Dr. Reddy's to take its development capabilities through the clinical phase and then into commercialization.

The partnership is to co-develop a portfolio of biosimilar compounds in oncology; primarily focused on monoclonal antibodies (MAbs). It covers co-development, manufacturing and commercialization of the compounds around the globe, with some specific country exceptions.

With focused efforts in building a strong pipeline, a development capability that has been proven over the past few years along with a track record of success in commercialization, the Company seems to be well poised to garner a greater share in the global biologics market.

INVESTING IN TECHNOLOGY PLATFORMS: ACQUISITION OF OCTOPLUS NV

Ever increasing rigour in product development coupled with large scale competition in the commoditized generics space necessitates Dr. Reddy's to enter niche areas where there are good sales potential with relatively limited competition. This

TABLE 2 CONSOLIDATED FINANCIAL PERFORMANCE ACCORDING TO IFRS					IN ₹ MILLION
PARTICULARS	FY2013		FY2012		GROWTH %
	₹	%	₹	%	
Revenue	116,266	100	96,737	100	20
Cost of revenues	55,687	48	43,432	45	28
Gross profit	**60,579**	**52**	**53,305**	**55**	**14**
OPERATING EXPENSES					
Selling, general & administrative expenses	33,584	29	28,867	30	16
Research and development expenses	7,674	7	5,911	6	30
Impairment loss on other intangible assets	507	0	1,040	1	(51)
Impairment loss on goodwill	181	0	0	0	0
Other operating (income)/expense, net	(2,479)	(2)	(765)	(1)	224
Results from operating activities	**21,112**	**18**	**18,252**	**19**	**16**
Finance income/(expense), net	460	0	160	0	187
Share of profit of equity accounted investees, net of income tax	104	0	54	0	93
Profit before income tax	**21,676**	**19**	**18,466**	**19**	**17**
Income tax expense	(4,900)	(4)	(4,204)	(4)	17
Profit for the period	**16,776**	**14**	**14,262**	**15**	**18**
Diluted EPS (₹ per share)	**98.44**		**83.81**		**17**

involves introducing complex and difficult to make molecules which, in turn, requires acquiring and nurturing of specialized and unique technology platforms.

This is what led to the acquisition of OctoPlus N.V, a Leiden (Netherlands) based service/specialty pharmaceutical company in FY2013. OctoPlus has significant in-house expertise in development and creation of micro-spheres and liposomes using certain polymer based technologies that enhance and enable controlled-release of the active pharmaceutical ingredient into a human body. It is well-known in the market for formulating complex injectables using a poly lactic-co-glycolic acid (PLGA) technology—something that requires significant expertise and experience. In addition, it also uses its own patented PolyActive technology in specific injectables which offers superior drug delivery with fewer side effects.

As on 15 February 2013, a majority stake of 93.1% was acquired in OctoPlus. Going forward, the Company expects to achieve major benefits from this entity.

INCREASING R&D INVESTMENTS

As discussed earlier, the ability to produce complex generics and develop niche capabilities are pivotal to drive the next wave of growth. The Company is consciously investing in R&D activities to build such capabilities.

In FY2013 Dr. Reddy's invested approximately ₹7,674 million in R&D activities, which accounted for 6.6% of consolidated revenues, versus ₹5,911 million in FY2012, or 6.1% of consolidated revenues. This represents a growth of 30% over the previous year, and is mainly attributable to increasing spends on complex molecules and a greater focus on biosimilars and proprietary research.

Dr. Reddy's R&D spend over the last three years has been in the range of 6% to 6.8% of consolidated revenues. As we build a larger pipeline of complex generics, differentiated formulations and biosimilars— some of which may also require clinical trials—we envisage our R&D spend to substantially increase and be in the range of around 7% to 8% of consolidated revenues.

BUILDING PRODUCTIVE INFRASTRUCTURE TO DELIVER FUTURE GROWTH

Dr. Reddy's has seen considerable revenue growth in the last few years. To cater to this increase in volume and complexities in the product portfolio, the Company has been systematically investing in its productive infrastructure. It has invested close to ₹36 billion in the last five years to increase capacity in existing infrastructure and create new capacities in oral solids, injectable facilities and biosimilars, among others.

FINANCIALS

CONSOLIDATED FINANCIALS

Table 2 gives the abridged IFRS consolidated financial performance of Dr. Reddy's for FY2013 compared to FY2012.

REVENUES

Revenues increased by 20% to ₹116,266 million in FY2013. As **Table 1** showed, this was on account of growth of (i) 18% in GG, (ii) 29% in PSAI, and (iii) 12% in Proprietary Products and Others. The revenues also partially benefited from the effect of the rupee depreciating against multiple currencies.

GROSS PROFIT

Gross profit grew by 14% to ₹60,579 million. The gross profit margin was at 52.1% in FY2013 versus 55.1% in FY2012. This decline is primarily on account of an increase in power and fuel costs in FY2013, as well as the olanzapine opportunity in FY2012 which had led to higher margins. Gross profit margin for GG and PSAI business segments were 59% and 32.5% respectively. Overall, the factors that affected gross profit margins were:

- The favourable impact of depreciation of the Indian rupee against multiple currencies in the markets in which the Company operates
- The impact of one-time profit share revenues from sale of olanzapine 20 mg

TABLE 3 CONSOLIDATED CASH FLOW UNDER IFRS IN ₹ MILLION

	FY2013	FY2012
Opening cash and cash equivalents	**7,379**	**5,660**
Cash flows from :		
(a) Operating activities	13,162	16,150
(b) Investing activities	(13,943)	(18,665)
(c) Financing activities	(1,638)	3,735
Effect of exchange rate changes	94	499
Closing cash and cash equivalents	**5,054**	**7,379**

TABLE 4 CONSOLIDATED WORKING CAPITAL IN ₹ MILLION

	AS ON 31 MARCH 2013	AS ON 31 MARCH 2012	CHANGE
(A) Accounts receivable	31,972	25,339	6,633
(B) Inventories	21,600	19,352	2,248
(C) Trade accounts payable	11,862	9,502	2,360
Operating working capital (A+B-C)	**41,710**	**35,189**	**6,521**
(D) Other current assets	32,142	25,261	6,881
Total current assets (A+B+D)	**85,714**	**69,952**	**15,762**
(E) Short and long term loans and borrowings, current portion (including bank overdraft)	24,135	15,875	8,260
(F) Other current liabilities	17,649	18,083	(434)
Total current liabilities (C+E+F)	**53,646**	**43,460**	**10,186**

TABLE 5 DR. REDDY'S DEBT-EQUITY POSITION IN ₹ MILLION

	AS ON 31 MARCH 2013	AS ON 31 MARCH 2012	CHANGE
Total stockholders' equity	**73,105**	**57,444**	**15,661**
Long-term debt (current portion)	5,139	31	5,108
Long-term debt (non-current portion)	12,625	16,335	(3,710)
Short term borrowings (including bank overdraft)	18,996	15,844	3,152
Total debt	**36,760**	**32,210**	**4,550**

tablets in the US during the previous year ended 31 March 2012 which resulted in higher gross margins during that year

- The unfavourable impact of price erosion in some of our existing products in the US and Germany
- The unfavourable impact of higher power and fuel costs in India due to increase in tariff as well as imposition of certain fuel surcharge adjustments

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (SG&A)

At ₹33,584 million in FY2013, SG&A expenses including amortisation increased by 16%. This was largely due to the rise in manpower costs, and the effect of the rupee depreciating against multiple currencies. SG&A expenses as a percentage of sales was at 29% in FY2013—roughly one percentage point less than the previous year.

R&D EXPENSES

R&D expenses grew by 30% to ₹7,674 million. This is 6.6% of the FY2013 revenues, compared to 6.1% in FY2012. The increase is in line with the Company's efforts to focus on the development of a specialized pipeline consisting of niche and differentiated products.

FINANCE EXPENSES/(INCOME), NET

Net finance income was ₹460 million in FY2013 versus ₹160 million in FY2012. The increase was due to the addition of:

- Net foreign exchange gain of ₹365 million in FY2013 compared to a net gain of ₹689 million
- Net interest expense of ₹118 million in FY2013 versus a net expense of ₹690 million in FY2012
- Incremental income from mutual funds of ₹51 million in FY2013 over FY2012

INCOME TAX

Income tax expense was ₹4,900 million for FY2013, compared to ₹4,204 million for FY2012.

NET INCOME (NET PROFIT)

Dr. Reddy's net profit was ₹16,776 million in FY2013—up 18% from ₹14,262 million in FY2012.

LIQUIDITY AND CAPITAL RESOURCES

Cash generated from operating activities in FY2013 was ₹13,162 million. Investing activities includes net investment in property, plant, equipment and intangibles

TABLE 6 DR. REDDY'S IGAAP STANDALONE FINANCIALS			IN ₹ MILLION
	FY2013	FY2012	INCREASE/ (DECREASE)
Net sales/income from operations (net of excise duty)	**80,744**	**66,038**	**14,706**
License fees and service Income	1,703	640	1,063
Other income	3,310	1,537	1,773
Total income	**85,757**	**68,215**	**17,542**
EXPENSES			
Cost of materials consumed	23,409	17,920	5,489
Purchase of stock-in-trade	3,931	3,076	855
Changes in inventories of finished goods, work-in-progress and stock-in-trade	(1,006)	(1,048)	42
Research and development expenses, net	6,509	5,813	696
Employee benefits expense	11,381	8,661	2,720
Selling expenses	7,668	6,251	1,417
Provision for decline in the value of long-term investments, net	223	1,925	(1,702)
Other expenditure	12,368	9,378	2,990
Depreciation and amortisation	3,128	3,011	117
Finance costs	614	636	(22)
Profit before tax	**17,532**	**12,592**	**4,940**
Tax expense	4,877	3,468	1,409
Net profit for the year	**12,655**	**9,124**	**3,531**

of ₹7,016 million, to build capacity and capabilities for future business growth, and net purchase of investment securities of ₹6,029 million. Cash outflow from financing activities stood at ₹1,638 million.

Table 3 gives the data on consolidated cash flows and **Table 4** on consolidated working capital.

DEBT-EQUITY

In FY2013, long term borrowing including the current and non-current portion increased by ₹1,398 million. Short-term borrowing increased by ₹3,152 million mainly on account of higher PCFC borrowings during the year. As on 31 March 2013, Dr. Reddy's debt to equity position stood at 0.50 against 0.56 a year earlier. The net debt to equity position was at 0.20 against 0.24 as on 31 March 2012. **Table 5** gives the data.

IGAAP STANDALONE PROFIT AND LOSS

Table 6 gives the Company's IGAAP standalone statement of profit and loss for FY2013 compared to FY2012.

INTERNAL CONTROLS

Dr. Reddy's has a widespread system of internal controls with the objective of safeguarding the Company's assets, ensuring that transactions are properly authorized, and providing significant assurance of the integrity, objectivity and reliability of financial information at a reasonable cost. The management duly considers and takes appropriate action on recommendations made by the statutory auditors, internal auditors, and the independent Audit Committee of the Board of Directors. More on internal controls is given in the chapter on Corporate Governance.

ENTERPRISE-WIDE RISK MANAGEMENT

Dr. Reddy's follows the COSO-ERM framework. The Enterprise-wide Risk Management (ERM) function operates with the following objectives:

- Proactively identify and highlight risks to the right stakeholders
- Facilitate discussions around risk prioritization and mitigation
- Provide a framework to assess risk capacity and appetite; and develop systems to warn when the appetite is getting breached
- Provide an analysis that a formal and focused risk management process is facilitating reduction in residual risks

The ERM team connects with each business unit and function. These units/ functions are the primary source for risk identification.

RISK IDENTIFICATION AND MITIGATION AT THE BUSINESS UNIT OR FUNCTION LEVEL

The ERM team conducts interviews, facilitates polls and enables prioritization at the unit/function level. While there are independent assurance processes for compliance—both general and with respect to those mandated under the Sarbanes-Oxley Act (SOX)—the ERM team focuses on identification of business, operational and strategic risks, as well as potential compliance and financial issues.

Mitigation plans for the key business risks are identified with timelines and owners. Though the responsibility for risk mitigation lies with the risk owners, the ERM team periodically ensures oversight of the mitigation process through discussions or reviews and updates are provided to the Management Risk Committee. Detailed polls and interviews are carried out once in two years and risk registers are updated with the new and/or emerging risks.



Scientist working at our R&D center in Cambridge, UK

RISK AGGREGATION, PRIORITIZATION AND MITIGATION AT THE ORGANIZATIONAL LEVEL

Risks are aggregated at the unit/function and organization level by risk groups. There are some 60 such groups bucketed into the categories of (i) strategic, (ii) operational, (iii) financial and (iv) compliance.

A management-level Risk Committee comprising of business segment heads and people from finance, legal, HR, safety, Pharmacovigilance and quality function is entrusted with prioritizing organization wide risks, reviewing these and steering mitigation efforts in line with the Company's risk capacity and appetite.

REVIEWING THE STATUS OF MITIGATION AND RESIDUAL RISKS

The ERM function's responsibility is to provide a periodic review of (i) risks identified and prioritized across the Company, (ii) any breaches, and how these have been dealt with, (iii) the status of mitigation, and (iv) residual risks.

ERM provides periodic updates to the Risk Committee of the Board of Directors. These are provided:

- Quarterly, on the status of key de-risking initiatives and/or any new initiatives or projects taken up by the ERM team
- Annually, on the key risks and their movement compared to the previous year's along with measures of residual risk

During FY2013, the Board was appraised of these. In addition, the ERM team led a roll-out of the Firewall Initiative relating to Information Security. The pilot phase of the initiative—comprising IT and five key units—was completed in September 2011. Subsequently, roll-out to 13 more sites in India was completed in November 2012.

PEOPLE: HUMAN RESOURCE MANAGEMENT AT DR. REDDY'S

We anticipate human resource (HR) needs for tomorrow and work to secure a reliable pipeline of skilled workers and tomorrow's leaders. Today, our diverse workforce comprises of more than 16,500 employees of which around 3,000 are at locations outside India.

Our focus for FY2013 continued on increasing productivity and building strength on niche skills to support the Company's business growth plan. Key initiatives such as 'PACE' (relating to cost optimisation) and 'Parivartan' (involving excellence in safety) have reaped benefits in line with set targets. This year, Parivartan has been extended to drive transformation of the Quality culture in Dr. Reddy's.

Organization health is a lead indicator for long term sustenance and growth of a commercial entity. This year, we chose to participate in the Organization Health Survey programme by McKinsey and Company. This survey is annually conducted across 800+ global companies.

Overall, the results have been positive. We were in the top quartile in six out of nine dimensions, namely (i) culture and climate, (ii) innovation and learning, (iii) Direction, (iv) co-ordination and control,

(v) capabilities, and (vi) external orientation and motivation.

Talent management and leadership development are key focus areas and form part of the HR score card for the organization. We have identified top critical positions and worked on succession planning for these posts. This year there was a special emphasis on developing plant leadership capabilities through focused group forums and formal collective learning platform. An exclusive EGMP (Executive General Management Programme) was launched in collaboration with IIM Kolkata for identified young leaders. It aims at developing general management capabilities for our internal talent.

Our HR efforts have been acknowledged by various institutions. We stood in top 5 Great Place to Work in the category of 10,000 employees and above. And were the best in Pharmaceuticals and Health Care. We received the 'Best Management Award' from the Department of Labour, Government of Andhra Pradesh, in recognition of harmonious relations, productivity and contribution to labour welfare. We also received our third CII HR Excellence Award for 'Strong Commitment to HR Excellence'.

In FY2013, our attrition rate was 12.3%, which we believe is the lowest among pharmaceutical companies in the country.

OUTLOOK

The Company believes that its focus on profitable growth and targeting a leadership position in GG and PSAI will create significant value in the near term.

In GG, improving depth through portfolio expansion, cost leadership, consistent delivery of limited competition products and supply chain excellence should lead to a leadership position in key markets. In PSAI, the objective is to be the partner of choice by creating compelling value for customers through leveraging IP, technology and cost leadership. In Proprietary Products, the aim is to create a viable business by calibrating investments to produce a self sustainable model.

The Company has a positive outlook for the next year. The largest increment of growth is expected to be contributed by the North America generics business. It also expects continued momentum from its key Emerging Markets.

In a dynamic business environment, the Company's base business model in pharmaceuticals is exposed to considerable volatility, both upwards and downwards. While the upsides create non-linear value for the organization, there is a conscious attempt to protect it against the downsides.

CAUTIONARY STATEMENT

The management of Dr. Reddy's has prepared and is responsible for the financial statements that appear in this report. These financial statements are in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board and accounting principles generally accepted in India and therefore include amounts based on informed judgments and estimates. The management also accepts responsibility for the preparation of other financial information that is included in this report. This write-up includes some forward-looking statements, as defined in the US Private Securities Litigation Reform Act of 1995. The management has based these forward-looking statements on its current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. These factors include, but are not limited to, changes in local and global economic conditions, the Company's ability to successfully implement its strategy, the market's acceptance of and demand for its products, growth and expansion, technological change and exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

BOARD OF DIRECTORS





"It is only an open mind that can bring about this creativity, a mind that is exposed to varied inputs, one that is flexible and continuously learning, that absorbs new ideas and is a veritable idea-bank. It is crucial to stimulate it with new information. It is, therefore, the duty of each of us to ourselves to keep the flame of learning burning continuously."

—DR. K ANJI REDDY

Sitting left to right
MR. SATISH REDDY
DR. ASHOK S GANGULY
MR. ANUPAM PURI
MS. KALPANA MORPARIA

Standing left to right
DR. OMKAR GOSWAMI
MR. SRIDAR IYENGAR
DR. BRUCE L A CARTER
MR. G V PRASAD
DR. J P MOREAU
MR. RAVI BHOOTHALINGAM

MR. G V PRASAD

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Mr. G V Prasad joined the Company's Board in 1986 and leads the core team that drives the growth and performance of Dr. Reddy's. Following the demise of Dr. K Anji Reddy, he has been appointed as Chairman and CEO effective 30 March 2013. He became Vice-Chairman & CEO of Dr. Reddy's in 2001, when Cheminor Drugs Limited, the company of which he was then Managing Director, merged with Dr. Reddy's. Prasad has played a key role in the evolution of Dr. Reddy's from a mid-sized pharmaceutical company into a globally respected pharmaceutical major. He is widely credited as the architect of Dr. Reddy's successful global generics strategy. He is dedicated to building the innovation side of the business and drives the Sustainability agenda at Dr. Reddy's.

He nurtured new lines of business, helped to build a high-talent organization, and was instrumental in introducing best-in-class practices in corporate governance.

Prasad holds a degree in Chemical Engineering from the Illinois Institute of Technology, Chicago, USA and a Masters in Industrial Administration from Purdue University, USA.

MR. SATISH REDDY

VICE CHAIRMAN AND MANAGING DIRECTOR

Mr. Satish Reddy joined Dr. Reddy's in 1993 as Executive Director. He played an instrumental role in the Company's transition from a bulk drugs manufacturer to a global player in the branded generics space by spearheading the Company's entry into emerging markets. Satish steers Dr. Reddy's Pharmaceutical Services and Active Ingredients (PSAI) and Global Generics businesses, two of the Company's core revenue generating streams. In 1997, he was appointed as Managing Director, and as Vice Chairman on 30 March 2013, following the demise of Dr. K Anji Reddy. In the mid-90s, as the Company prepared for its global foray, Satish anchored the establishment of key systems and initiatives that positioned Dr. Reddy's for rapid expansion and helped build the Company's brand and corporate identity. He focused on translating Dr. Reddy's strategy into action to drive its growth and performance globally.

Satish graduated in Chemical Engineering from Osmania University, Hyderabad, and holds a Masters in Medicinal Chemistry from Purdue University, USA.

MR. ANUPAM PURI

INDEPENDENT DIRECTOR

Mr. Anupam Puri joined the Company's Board in 2002. From 1970 to 2000, Mr. Anupam Puri was with McKinsey & Company, a leading management consultancy firm. He worked globally with corporate clients in several industries on strategy and organizational issues, and also served several governments and multilateral institutions on public policy.

Mr. Anupam Puri spearheaded the development of McKinsey's India practice, oversaw the Asian and Latin American offices, and was an elected member of the Board. He is currently a management consultant. He is also on the Boards of: Mahindra & Mahindra Limited, Tech Mahindra Limited, Mumbai Mantra Media Limited and Dr. Reddy's Laboratories Inc., USA.

Mr. Anupam Puri holds an M. Phil. in Economics from Nuffield College, Oxford University, UK, an MA in Economics from Balliol College, Oxford University, and a BA in Economics from Delhi University, India.

DR. ASHOK S GANGULY

INDEPENDENT DIRECTOR

Dr. Ashok S Ganguly joined the Company's Board in 2009. He is currently the Chairman of ABP Private Limited (Ananda Bazar Patrika Group) and was a Director on the Central Board of Reserve Bank of India from 2001 to 2009. He is a member of the Prime Minister's Council on Trade and Industry as well as the Investment Commission, and the India-USA CEO Council set up by the Prime Minister of India and the President of the US. He is also a member of the National Knowledge Commission to the Prime Minister of India.

He was the Chairman of Hindustan Lever Limited from 1980 to 1990, and member of the Unilever Board from 1990 to 1997 with responsibility for world-wide research and technology.

He also serves as a non-Executive Director of Mahindra & Mahindra and Wipro Limited and as a member of Advisory Board of Diageo India Pvt. Limited.

He is a recipient of the 'Padma Bhushan' as well as 'Padma Vibhushan', two of India's prestigious civilian honours. At present, he serves as a member of the Rajya Sabha, the upper house of the Parliament of India.

DR. BRUCE L A CARTER

INDEPENDENT DIRECTOR

Dr. Bruce L A Carter joined the Company's Board in 2008. He was the Chairman of the Board and Chief Executive Officer of ZymoGenetics, Inc. USA. Dr. Carter was appointed Chairman of the Board of ZymoGenetics in April 2005. From April 1998 to January 2009, he served as Chief Executive Officer of ZymoGenetics. Dr. Carter first joined ZymoGenetics in 1986 as Vice President of Research and Development. In 1988, Novo Nordisk acquired ZymoGenetics and, in 1994, Dr. Carter was promoted to Corporate Executive Vice President and Chief Scientific Officer for Novo Nordisk A/S, the then parent company of ZymoGenetics. Dr. Carter led the negotiations that established ZymoGenetics as an independent company from Novo Nordisk in 2000. Dr. Carter held various positions of increasing responsibility at G.D. Searle & Co., Limited, from 1982 to 1986 and was a Lecturer at Trinity College, University of Dublin from 1975 to 1982. Dr. Carter is Executive Chairman of Immune Design Corp, USA, and is also on the Board of Regulus Inc., USA.

Dr. Carter received a B.Sc. with Honors in Botany from the University of Nottingham, England, and a Ph.D. in Microbiology from Queen Elizabeth College, University of London.

DR. J P MOREAU

INDEPENDENT DIRECTOR

Dr. J P Moreau joined the Company's Board in 2007. He founded Biomeasure Incorporated based near Boston and has been its President and CEO. Prior to that he was working as Executive Vice-President and Chief Scientific Officer of the IPSEN Group and was responsible for the Group's Discovery and Innovation with facilities in Paris, London, Barcelona and Boston. He was Vice-President, Research from April 1994 and has been a member of the Executive Committee of IPSEN Group since that date. He has published over 50 articles in scientific journals and has more than 30 patents to his name. He is a regular speaker at scientific conferences and a member of Nitto Denko Scientific Advisory Board. Dr. Moreau was also responsible for establishing Kinerton Limited in Ireland in March, 1989, a wholesale manufacturer of therapeutic peptides. Dr. Moreau is also on the Board of Mulleris Therapeutics Inc., USA, and ChondioThera Inc., USA.

Dr. Moreau has a degree in Chemistry from the University of Orleans and a D.Sc. in biochemistry. He has also conducted post-doctorate research at the École Polytechnique.

MS. KALPANA MORPARIA

INDEPENDENT DIRECTOR

Ms. Kalpana Morparia joined the Company's Board in 2007. She is the Chief Executive Officer of J.P. Morgan, India, where she leads their Business Groups (investment banking, asset management, treasury services and principal investment management) & Service Groups (global research, finance, technology and operations). She is also a member of J.P. Morgan's global strategy team headquartered in New York and the J.P. Morgan Asia Pacific Executive Committee.

Prior to becoming CEO of J.P. Morgan India, Ms. Morparia served as Vice Chair on the Boards of ICICI Group. She joined the ICICI Group in 1975 and was the Joint Managing Director of ICICI Group from 2001 to 2007. She was named one of 'The 50 Most Powerful Women' in 'International Business' by Fortune magazine in 2008; one of the 25 most powerful women in Indian business by Business Today, a leading Indian business magazine in 2004, 2005, 2006 and 2008; and one of 'The 100 most Powerful Women' by Forbes magazine in 2006. She also serves on the Boards of: Bennett, Coleman & Co. Limited, CMC Limited, J.P. Morgan Services India Private Limited, J.P. Morgan Asset Management India Private Limited and Philip Morris International Inc., USA. She is also a member of the Governing Board of Bharti Foundation.

A graduate in law from Bombay University, Ms. Morparia has served on several committees constituted by the Government of India.

DR. OMKAR GOSWAMI

INDEPENDENT DIRECTOR

Dr. Omkar Goswami joined the Company's Board in 2000. Since April 2004, he has been the Founder and Chairman of CERG Advisory Private Limited, a consulting and advisory firm. He taught and researched Economics for 18 years at Oxford University, Delhi School of Economics, Harvard University, Tufts University, Jawaharlal Nehru University, Rutgers University and at the Indian Statistical Institute. In March 1997, he moved away from formal academics to become the Editor of Business India, one of India's leading business magazine. From August 1998 up to March 2004, Dr. Goswami served as the Chief Economist of the Confederation of Indian Industry–the premier apex industry association of India. He is also an Independent Director on the Boards of: Infosys Limited, Crompton Greaves Limited, IDFC Limited, Ambuja Cements Limited, Cairn India Limited, DSP Black Rock Investment Managers Private Limited, Godrej Consumer Products Limited, Bajaj Finance Limited and Infosys BPO Limited.

A professional economist, Dr. Goswami did his Masters in Economics from the Delhi School of Economics and his D.Phil (Ph.D.) from Oxford University.

MR. RAVI BHOOTHALINGAM

INDEPENDENT DIRECTOR

Mr. Ravi Bhoothalingam joined the Company's Board in 2000. Mr. Bhoothalingam has served as the President of The Oberoi Group of Hotels and was responsible for the Group's worldwide operations. He has also served as Head of Personnel at British American Tobacco (BAT) Plc, Managing Director of VST Industries Limited and as a Director of ITC Limited. He is also a Director of Sona Koyo Steering Systems Limited.

Mr. Bhoothalingam holds a Bachelor of Science degree in Physics from St. Stephens College, Delhi and Master's degree in Experimental Psychology from Gonville and Caius College, Cambridge University.

MR. SRIDAR IYENGAR

INDEPENDENT DIRECTOR

Mr. Sridar Iyengar joined the Company's Board in 2011. He is an independent mentor investor in early stage start-ups and companies. For more than 35 years, he has worked in the UK, US and India with a large number of companies, advising them on strategy and other issues.

Mr. Iyengar is the former President of Foundation for Democratic Reforms in India, a US-based non-profit organization. He is also an advisor to several venture and private equity funds in India.

Earlier, Mr. Iyengar was a senior partner with KPMG in the US and UK and served for three years as the Chairman and CEO of KPMG's operations in India.

Mr. Iyengar also holds directorship in Rediff.com Limited, Mahindra Holidays and Resorts India Limited, CL Educate Limited, Cleartrip Private Limited, AverQ Inc., Kovair Software Inc., Rediff Holdings Inc., Cleartrip Inc., iYogi Limited, TiE Silicon Valley Inc., American India Foundation and ICICI Venture Funds Management Company Limited.

He holds a Bachelor of Commerce (Hons.) degree from the University of Calcutta and is a Fellow of the Institute of Chartered Accountants in England and Wales.

MANAGEMENT COUNCIL







7
11
10
9
8
2
3
6
1
5
4

1 G V PRASAD
Chairman and Chief Executive Officer
Age 53 | B.Sc.(Chem. Eng.), M.S.(Indl. Admn.)
Joined the Company on 30 June 1990

2 SATISH REDDY
Vice Chairman and Managing Director
Age 46 | B.Tech., M.S.(Medicinal Chemistry)
Joined the Company on 18 January 1993

3 ABHIJIT MUKHERJEE
President, Global Generics
Age 55 | B.Tech.(Chem.)
Joined the Company on 15 January 2003

4 DR. AMIT BISWAS
Executive Vice President,
Integrated Product Devlopment
Age 53 | B.Tech.(Chem.),
Masters (Polymer Science), Ph.D.
Joined the Company on 12 July 2011

5 DR. CARTIKEYA REDDY
Senior Vice-President and Head, Biologics
Age 43 | B.Tech., M.S., Ph.D.
Joined the Company on 20 July 2004

6 M V RAMANA
Senior Vice President and Head of
Emerging Markets, Global Generics
Age 45 | MBA
Joined the Company on 15 October 1992

7 DR. R ANANTHANARAYANAN
President, Pharmaceutical Services
and Active Ingredients
Age 48 | B. Pharm., Ph.D.
Joined the Company on 6 August 2010

8 DR. RAGHAV CHARI
Senior Vice President, Proprietary Products
Age 43 | M.S.(Physics), Ph.D.
Joined the Company on 25 September 2006

9 SAMIRAN DAS
Executive Vice President and Head,
FTO and GGPM
Age 53 | B.Tech.(Mechanical)
Joined the Company on 15 June 2011

10 SAUMEN CHAKRABORTY
President, Chief Financial Officer and
Global Head of HR and IT & BPE
Age 52 | B.Sc.(H), MBA (IIM)
Joined the Company on 2 July 2001

11 UMANG VOHRA
Executive Vice President and Head,
North America Generics
Age 42 | B.E., MBA
Joined the Company on 18 February 2002

CORPORATE GOVERNANCE

Dr. Reddy's Laboratories Limited ('Dr. Reddy's' or 'the Company') believes that timely disclosures, transparent accounting policies and a strong and independent Board go a long way in maintaining good corporate governance, preserving shareholders' trust and maximizing long-term corporate value.

Given the Company's size and complexity in operations, Dr. Reddy's corporate governance framework is based on the following main principles:

- Appropriate composition and size of the Board, with each Director bringing in key expertise in different areas
- Proactive flow of information to the members of the Board and Board Committees to enable effective discharge of fiduciary duties
- Ethical business conduct by the Board, management and employees
- Well developed systems and processes for internal controls on all operations, risk management and financial reporting
- Timely and accurate disclosure of all material operational and financial information to the stakeholders

The Securities and Exchange Board of India (SEBI) regulates corporate governance for listed companies through Clause 49 of its Listing Agreement. Dr. Reddy's is in full compliance with Clause 49. It is also in compliance with the applicable corporate governance standards of the New York Stock Exchange (NYSE).

This chapter of the annual report together with information given under the chapters entitled *Management Discussion and Analysis* and *Additional Shareholders' Information* constitute the compliance report of the Company on corporate governance during FY2013.

BOARD OF DIRECTORS

COMPOSITION

As on 31 March 2013, the Board of Dr. Reddy's had 10 Directors, comprising (i) two Executive Directors, including the Chairman, and (ii) eight Independent Directors as defined under the Listing Agreement with Indian Stock Exchanges and the Corporate Governance Guidelines of the NYSE Listed Company Manual. Detailed profiles of the Directors have been discussed in this annual report.

The Directors have expertise in the fields of strategy, management, finance, operations, science, technology, human resource development and economics. The Board provides leadership, strategic guidance, objective and independent view to the Company's management while discharging its fiduciary responsibilities, thereby ensuring that the management adheres to high standards of ethics, transparency and disclosure.

Each Director informs the Company on an annual basis about the Board and Board Committee positions he/she occupies in other companies including Chairmanships and notifies changes during the term of their directorship in the Company. **Table 1** gives the composition of Dr. Reddy's Board, their positions, relationship with other Directors, date of joining the Board, other Directorships and memberships of Committees held by each of them.

TERM OF BOARD MEMBERSHIP

As per the provisions of the Companies Act, 1956, one-third of the Board members (other than Executive Directors) who are subject to retire by rotation, retire every year and approval of shareholders is sought for the re-appointment of such retiring members, if eligible. Executive Directors are appointed by shareholders for a maximum period of five years at a time, and are eligible for re-appointment upon completion of the term. The Board, on the recommendations of the Nomination, Governance and Compensation Committee, considers the appointment and re-appointment of Directors.

FY2013 represents fiscal year 2012–13, from 1 April 2012 to 31 March 2013, and analogously for FY2012 and other such labeled years.

SELECTION AND APPOINTMENT OF NEW DIRECTORS

Induction of any new member on the Board of Directors is the responsibility of the Nomination, Governance and Compensation Committee, which is entirely composed of Independent Directors. Taking into account the existing composition and organization of the Board, and the requirement of new skill sets, if any, the Nomination, Governance and Compensation Committee reviews potential candidates in terms of their expertise, skills, attributes, personal and professional backgrounds and their ability to attend meetings in India. The Committee then places the details of such candidates that meet these criteria to the Board of Directors for their consideration. If the Board approves, the person is appointed as an Additional Director, subject to the approval of shareholders in the Company's Annual General Meeting.

DIRECTORS' SHARE AND DEBENTURE HOLDING IN THE COMPANY

Table 2 gives details of shares and debentures held by the Directors as on 31 March 2013.

MEETINGS OF THE BOARD

The Company plans and prepares the schedule of the Board and Board Committee meetings in advance to assist the Directors in scheduling their program. The schedule of meetings and agenda for meeting is finalized in consultation with the Directors of the Company. The agenda of the meeting is pre-circulated with presentations, detailed notes, supporting documents and executive summary.

Under Indian laws, the Board of Directors must meet at least four times a year, with a maximum time gap of four months between two Board meetings. Dr. Reddy's Board met four times during the financial year under review: on 11 May 2012, 19 July 2012, 30 October 2012 and 14 February 2013. The Company held a minimum of one Board meeting in each quarter as required under the Companies Act, 1956. Details of Directors and their attendance at Board meetings and Annual General Meeting are given in **Table 3**.

The Board and its Committee meetings at Dr. Reddy's typically comprise of two-day sessions. In the course of these meetings, the business unit heads and key management personnel make presentations to the Board. The Board is updated on the discussions at the Committee meetings and their recommendations through the Chairman of the respective Committees.

INFORMATION GIVEN TO THE BOARD

The Company provides the following information to the Board and the Board Committees. Such information is submitted either as part of the agenda papers in advance of the meetings or by way of presentations and discussion materials during the meetings.

- Annual operating plans and budgets, capital budgets, updates and all variances
- Quarterly, half yearly and annual results of the Company and its operating divisions or business segments
- Detailed presentations on the progress in research and development (R&D) and new drug discoveries
- Minutes of meetings of the Audit Committee and other Committees
- Information on recruitment and remuneration of key executives below the Board level
- Significant regulatory matters concerning Indian or foreign regulatory authorities
- Issues which involves possible public or product liability claims of a substantial nature, if any

TABLE 1 COMPOSITION OF DR. REDDY'S BOARD AND OTHER DIRECTORSHIPS HELD AS ON 31 MARCH 2013

NAME	POSITION	RELATIONSHIP WITH OTHER DIRECTORS	DATE OF JOINING	DIRECTORSHIPS IN INDIA U/S. 275 OF THE COMPANIES ACT, 1956	OTHER DIRECTORSHIPS[1]	COMMITTEE MEMBERSHIP[2]	CHAIRMANSHIP IN COMMITTEES[2]
Mr. G V Prasad [3]	Chairman and CEO	Brother-in-law of Mr. Satish Reddy	8 April 1986	13	35	2	1
Mr. Satish Reddy [3]	Vice Chairman and Managing Director	Brother-in-law of Mr. G V Prasad	18 January 1993	12	39	3	-
Dr. Omkar Goswami	Independent Director	None	30 October 2000	11	2	6	4
Mr. Ravi Bhoothalingam	Independent Director	None	30 October 2000	2	-	1	2
Mr. Anupam Puri	Independent Director	None	4 June 2002	4	1	2	-
Dr. J P Moreau	Independent Director	None	18 May 2007	1	2	-	-
Ms. Kalpana Morparia	Independent Director	None	5 June 2007	3	4	1	1
Dr. Bruce L A Carter	Independent Director	None	21 July 2008	1	2	1	-
Dr. Ashok S Ganguly	Independent Director	None	23 October 2009	3	2	-	-
Mr. Sridar Iyengar	Independent Director	None	22 August 2011	6	8	2	5

[1] Other Directorships are those which are not covered under Section 275 of the Companies Act, 1956.

[2] Membership/Chairmanship in Audit and Shareholders' Grievance Committees of all public limited companies, whether listed or not, including Dr. Reddy's are considered. Foreign companies, private limited companies and companies under Section 25 of the Companies Act, 1956 have been excluded.

[3] Based on the recommendations of the Nomination, Governance and Compensation Committee, the Board of Directors has designated Mr. G V Prasad as the "Chairman and CEO" and Mr. Satish Reddy as "Vice-Chairman" in addition to his role of Managing Director and COO, both effective 30 March 2013.

Note: During the FY2013, Dr. K Anji Reddy, Founder and Chairman, passed away on 15 March 2013, and thus ceased to be a Director on the Board effective that date.

- Risk analysis of various products, markets and businesses
- Detailed analysis of potential acquisition targets or possible divestments
- Details of any joint venture or collaboration agreements
- Transactions that involve substantial payment towards, or impairment of, goodwill, brand equity or intellectual property
- Significant sale of investments, subsidiaries, assets, which are not in the normal course of business
- Contracts in which Director(s) are interested
- Materially important show cause, demand, prosecution and penalty notices, if any
- Fatal or serious accidents or dangerous occurrences, if any
- Significant effluent or pollution problems, if any
- Materially relevant default in financial obligations to and by the Company or substantial non-payment for goods sold by the Company, if any
- Significant labor problems and their proposed solutions, if any
- Significant development in the human resources and industrial relations fronts
- Quarterly details of foreign exchange exposure and the steps taken by management to limit the risks of adverse exchange rate movement
- Non-compliance of any regulatory or statutory nature or listing requirements as well as shareholders' services such as non-payment of dividend and delays in share transfer, if any
- Subsidiary companies minutes, financial statements and significant investments
- Significant transactions and arrangements

TABLE 2 SHARES AND DEBENTURES HELD BY THE DIRECTORS AS ON 31 MARCH 2013

NAME	NO. OF SHARES HELD	NO. OF DEBENTURES HELD
Mr. G V Prasad [1]	1,365,840	-
Mr. Satish Reddy [1]	1,205,832	-
Dr. Omkar Goswami	22,800	108,000
Mr. Ravi Bhoothalingam	22,800	108,000
Mr. Anupam Puri (ADRs)	21,300	-
Dr. J P Moreau (ADRs)	-	-
Ms. Kalpana Morparia	10,800	36,000
Dr. Bruce L A Carter (ADRs)	11,800	-
Dr. Ashok S Ganguly	4,800	-
Mr. Sridar Iyengar	-	-

[1] APS Trust owns 83.11% of Dr. Reddy's Holdings Limited, which in turn owns 39,729,284 shares of Dr. Reddy's Laboratories Limited. Mr. G V Prasad, Mr. Satish Reddy, Ms. G Anuradha, Ms. Deepti Reddy and their bloodline descendents are the beneficiaries of APS Trust. Late Dr. K Anji Reddy was, before his demise on 15 March 2013, also a beneficiary of APS Trust.

TABLE 3 DIRECTORS' ATTENDANCE AT BOARD MEETINGS AND AGM DURING FY2013

NAME	MEETINGS HELD IN DIRECTOR'S TENURE	NUMBER OF BOARD MEETINGS ATTENDED	ATTENDANCE IN LAST AGM ON 20 JULY 2012
Dr. K Anji Reddy [1]	4	3 [2]	Absent
Mr. G V Prasad	4	4	Present
Mr. Satish Reddy	4	4	Present
Dr. Omkar Goswami	4	4	Present
Mr. Ravi Bhoothalingam	4	4	Present
Mr. Anupam Puri	4	4	Present
Dr. J P Moreau	4	4	Present
Ms. Kalpana Morparia	4	4 [3]	Present
Dr. Bruce L A Carter	4	4	Present
Dr. Ashok S Ganguly	4	4	Present
Mr. Sridar Iyengar	4	4	Present

[1] Passed away on 15 March 2013, and thus ceased to be a Director on the Board effective that date.
[2] Was given leave of absence on request.
[3] One meeting attended through video-conference.

POST MEETING FOLLOW-UP MECHANISM

The important decisions taken at the Board/Board Committees' meetings are communicated to the concerned departments/divisions promptly. An action taken/status report on the decisions of the previous meeting(s) is placed at the next meeting of the Board/Board Committees for information and further recommended action(s), if any.

MEETINGS OF INDEPENDENT DIRECTORS IN EXECUTIVE SESSION

During FY2013, the Independent Directors of Dr. Reddy's met four times in executive sessions without the presence of management. In addition to these four, the Company is ready to facilitate such sessions as and when required by the Independent Directors. An Independent Director, with or without other Independent Directors, takes the lead to provide structured feedback to the Board about the key elements that emerge out of these executive sessions.

ANNUAL BOARD RETREAT

During FY2013, the Annual Board Retreat was organized at Mumbai, India on 20–22 August 2012. In the retreat, the Board discussed various business strategy and governance matters. Presentations were made on topics covering global pharmaceutical trends. Further, as a part of the retreat agenda, the Board also conducted a strategy review of the Company's business segments.

DIRECTOR'S REMUNERATION

The Executive Directors are appointed by shareholders' resolution for a period of five years. No severance fees is payable to the Executive Directors. Except the commission payable, all other components of remuneration to the Executive Directors are fixed and in line with the Company's policies.

The remuneration for the Executive Directors, including the commission based on net profits of the Company, is recommended by the Nomination, Governance and Compensation Committee to the Board for consideration. The commission to be paid to the Executive Directors is decided by the Board every year, within the limits approved by the shareholders.

The Independent Directors are entitled to receive sitting fees for attending meetings of the Board and its Committees and commission based on the net profits of the Company. The Board of Directors decided to waive the sitting fee payable to them for the Board and Board Committee meetings held after July, 2012. The remuneration including commission payable to the Directors during the year under review was in conformity with the applicable provisions of the Companies Act, 1956, and duly considered and approved by the Board and the shareholders. The remuneration paid or payable to the Directors for their services rendered during FY2013 is given in **Table 4.**

The criteria for making payments to the Executive Directors are:

- Salary, as recommended by the Nomination, Governance and Compensation Committee and approved by the Board and the shareholders. Perquisites and retirement benefits are also paid in accordance with the Company's compensation policies, as applicable to all employees
- Shareholders of the Company have approved the payment of commission as a percentage of net profits calculated in accordance with Sections 198/349 of the Companies Act, 1956 to all Executive Directors
- The Nomination, Governance and Compensation Committee decide the amount of commission payable every year within the overall limit, as approved by the shareholders
- Remuneration paid to the Executive Directors is determined keeping in view the industry benchmarks

The criteria for making payments to the Independent Directors are:

- The Independent Directors were paid sitting fees for each meeting of the Board or Board Committee @ ₹10,000 per meeting attended by them till July, 2012
- Shareholders of the Company have approved the payment of commission up to 0.5 percent of net profits calculated in accordance with Sections 198/349 of the Companies Act, 1956 collectively to all the Independent Directors
- The Board decides the amount of commission payable to the Independent Directors every year, within the overall limit of 0.5 percent of net profits and in line with the Company's performance. The compensation is also benchmarked with some top Indian companies
- Remuneration paid to the Independent Directors is determined by keeping in view the industry benchmarks, and also on the basis of their memberships in various committees of the Board
- Shareholders of the Company approved granting of up to 200,000 stock options in aggregate at any point of time during the financial years starting from 2011–12 and ending with 2015–16 to all the Directors (except the Executive Directors). Of this, up to 60,000 stock options can be granted in a single financial year to the Directors, as aforesaid, under any of the stock option plans, either existing or to be framed in future, on such terms and conditions as the Nomination, Governance and Compensation Committee/Board of Directors may think fit

INDEPENDENT DIRECTORS

The Independent Directors of the Company head the following governance and/or Board Committee functions:

- **Mr. Anupam Puri** Governance, corporate strategy and Lead Independent Director
- **Dr. Bruce L A Carter** Enterprise risk management
- **Dr. Ashok S Ganguly** Science, technology and operations
- **Ms. Kalpana Morparia** Internal audit and controls
- **Dr. Omkar Goswami** Finance, internal controls and financial risk management

TABLE 4 REMUNERATION PAID OR PAYABLE TO THE DIRECTORS FOR FY2013 — IN ₹ THOUSANDS

NAME OF DIRECTORS	SITTING FEES[1]	COMMISSION[2]	SALARIES	PERQUISITES[3]	TOTAL
Dr. K Anji Reddy [4]	-	50,000	8,613	4,702	63,315
Mr. G V Prasad	-	72,500	6,300	2,030	80,830
Mr. Satish Reddy	-	72,500	3,600	3,553	79,653
Dr. Omkar Goswami	60	7,614	-	-	7,674
Mr. Ravi Bhoothalingam	70	7,071	-	-	7,141
Mr. Anupam Puri	50	7,750	-	-	7,800
Dr. J P Moreau	50	7,478	-	-	7,528
Ms. Kalpana Morparia	40	7,071	-	-	7,111
Dr. Bruce L A Carter	50	7,750	-	-	7,800
Dr. Ashok S Ganguly	50	7,343	-	-	7,393
Mr. Sridar Iyengar	60	7,478	-	-	7,538

[1] Sitting fees include fees for Board as well as Board Committee meetings @ ₹10,000 per meeting. The Board of Directors decided to waive the sitting fee payable to them for the Board and Board Committee meetings held after July, 2012.

[2] Payment of commission is variable, and based on percentage of net profit calculated according to Sections 198/349 of the Companies Act, 1956. The Board of Directors recommended for a fixed commission of ₹4,895,010 (USD 90,000) per Independent Director; a specific commission of ₹1,087,780 (USD 20,000) to the Chairman of the Audit Committee; ₹815,835 (USD 15,000) to the Chairman of Science, Technology and Operations Committee, Nomination, Governance and Compensation Committee and Risk Management Committee; ₹543,890 (USD 10,000) to the other members of the Committees; ₹271,945 (USD 5,000) variable fee per meeting based on the attendance at the Board meeting to every Non-executive Director. Other than the above, a specific compensation of ₹81,584 (USD 1,500) per meeting was paid towards foreign travel to the Directors.

[3] Perquisites include medical reimbursement for self and family according to the rules of the Company, leave travel assistance, personal accident insurance, Company's vehicle with driver for official use, telephone at residence and mobile phone, contribution to Provident Fund and Superannuation Scheme. All these benefits are fixed in nature.

[4] Passed away on 15 March 2013, and thus ceased to be a Director on the Board effective that date.

- **Mr. Ravi Bhoothalingam** Compliance and Ombudsperson for the whistle blower policy of the Company
- **Dr. J P Moreau** Pharmaceutical regulatory compliance
- **Mr. Sridar Iyengar** Subsidiary governance and overview

RISK MANAGEMENT

The Company has an enterprise-wide risk management (ERM) system in place. An independent Risk Management Committee of the Board oversees and reviews the risk management framework, assessment of risks, and management and minimization procedures. The Committee reports its findings and observations to the Board. A section on risk management practices of the Company under the ERM framework forms a part of the chapter on *Management Discussion and Analysis* in this annual report.

COMPLIANCE REVIEWS

Dr. Reddy's has a dedicated team under an identified Chief Compliance Officer (other than such an officer under the Listing Agreement) for overseeing compliance activities—including monitoring, and a defined framework to review the compliances with all laws applicable to the Company. The compliance status is periodically updated to the senior management team including the Executive Directors through forums and review meetings. Presentations are scheduled in the quarterly Audit Committee meetings regarding the status on compliance.

CODE OF BUSINESS CONDUCT AND ETHICS AND OMBUDSPERSON PROCEDURE

The Company has adopted a Code of Business Conduct and Ethics (the 'Code'), which applies to all its Directors and employees of the Company, its subsidiaries and affiliates. It is the responsibility of all Directors and employees to familiarize themselves with this Code and comply with its standards.

An Ombudsperson procedure has also been made under this Code, which (i) describes the Ombudsperson framework, (ii) takes into account procedures for investigation and communication of any report on any violation or suspected violation of the Code, (iii) accepts appeal against any decision taken by Ombudsperson, and (iv) encourages the submission of complaint against any retaliation action against any employee. An Independent Director is the Ombudsperson; the reports and complaints submitted to the Company and their resolution status are reported through the Ombudsperson to the Audit Committee.

The Code of Business Conduct and Ethics and Ombudsperson procedure has been posted on the Company's website—www.drreddys.com

The Board and the senior management across the globe annually affirm compliance with the Code of Business Conduct and Ethics. A certificate of the Chairman and Chief Executive Officer of the Company to this effect is enclosed as **Exhibit 1** to this chapter.

RELATED PARTY TRANSACTIONS

The details of related party transactions are discussed in detail in page no. 117 of this annual report. All related party transactions during the year, in the ordinary course of business or otherwise, were placed before the Audit Committee and subsequently before the Board. All related party transactions were on arm's length basis.

SUBSIDIARY COMPANIES

The Audit Committee of the Company reviews the financial statements of the subsidiary companies. The Audit Committee also reviews investment made by subsidiary companies, minutes of their Board meetings, and the statement of all significant transactions and arrangements entered into by the subsidiary companies. None of the Indian subsidiaries of the Company comes under the purview of the term 'material non-listed Indian subsidiary' as defined under Clause 49 of the Listing Agreement.

DISCLOSURE ON ACCOUNTING TREATMENT

In the preparation of financial statements for FY2013, there is no treatment of any transaction different from that prescribed in the Accounting Standards notified by the Government of India under Section 211(3C) of the Companies Act, 1956.

COMMITTEES OF THE BOARD

The Board Committees focus on specific areas and make informed decisions within the authority delegated. Each such Committee is guided by its Charter, which defines the composition, scope and powers. The Committees also make specific recommendations to the Board on various matters whenever required. All observations, recommendations and decisions of the Committees are placed before the Board for information or for approval.

The Company has seven Board-level Committees, namely:

- Audit Committee
- Nomination, Governance and Compensation Committee
- Science, Technology and Operations Committee
- Risk Management Committee
- Shareholders' Grievance Committee
- Investment Committee and
- Management Committee

AUDIT COMMITTEE

The management is responsible for the Company's internal controls and the financial reporting process while the statutory auditors are responsible for performing independent audits of the Company's financial statements in accordance with generally accepted auditing practices and for issuing reports based on such audits.

The Board of Directors has entrusted the Audit Committee with the responsibility to supervise these processes and thus ensure accurate and timely disclosures that maintain the transparency, integrity and quality of financial control and reporting. The primary responsibilities of the Audit Committee are to:

- Supervise the financial reporting process
- Review the quarterly and annual financial results before placing them to the Board along with related disclosures and filing requirements
- Review the adequacy of internal controls in the Company, including the plan, scope and performance of the internal audit function and remuneration of the Chief Internal Auditor
- Discuss with management, the Company's major policies with respect to risk assessment and risk management
- Hold discussions with statutory auditors on the nature and scope of audits and any views that they have about the financial control and reporting processes
- Ensure compliance with accounting standards and with listing requirements with respect to the financial statements
- Recommend the appointment and removal of external auditors and their fees
- Recommend the appointment of cost auditors
- Review the independence of auditors

- Ensure that adequate safeguards have been taken for legal compliance both for the Company and its other Indian as well as foreign subsidiaries
- Review related party transactions
- Review the functioning of Whistle Blower mechanism
- Review the implementation of applicable provisions of the Sarbanes-Oxley Act, 2002

The Audit Committee entirely comprises of Independent Directors. All members of the Audit Committee are financially literate and bring in expertise in the fields of finance, economics, human resource development, strategy and management.

Presently, the Committee consists of Mr. Sridar Iyengar (Chairman), Dr. Omkar Goswami, Mr. Ravi Bhoothalingam and Ms. Kalpana Morparia. All have accounting and/or related financial management and/or economic expertise.

The Audit Committee met five times during FY2012: 4 April 2012, 10 May 2012, 19 July 2012, 29 October 2012 and 13 February 2013. It also met the key members of finance team and internal audit team along with the Managing Director and the CFO to discuss matters relating to audit, compliance and accounting. During the year, the Committee also met statutory auditors without the presence of the management on more than one occasion. In addition, the Chairman of the Audit Committee and other members met to review other processes, particularly the progress on internal control mechanisms to prepare for certification under Section 404 of the Sarbanes-Oxley Act, 2002.

The Company is in compliance with the provisions of the Clause 49 of the Listing Agreement, as amended, on the time gap between any two Audit Committee meetings. **Table 5** gives the composition and attendance record of the Audit Committee.

The Vice Chairman and Managing Director, the CFO and the Chief Internal Auditor are permanent invitees to all Audit Committee meetings. The statutory auditors of the Company are present in the Audit Committee meetings during the year. The Company Secretary officiates as the secretary of the Committee.

Audit Committee meetings are generally preceded by pre-Audit Committee conference calls with the Committee members, the CFO, the internal audit and compliance teams, the external auditors and other key finance personnel from the Company. These calls are convened to discuss major audit related matters and identify items that need further face-to-face discussion at the Audit Committee meetings.

The internal and statutory auditors of the Company discuss their audit findings and updates with the Audit Committee and submit their views directly to the Committee. Separate discussions are held with the internal auditors to focus on compliance issues and to conduct detailed reviews of the processes and internal controls in the Company. The report of the Audit Committee is enclosed as **Exhibit 2** to this chapter.

NOMINATION, GOVERNANCE AND COMPENSATION COMMITTEE

The Nomination, Governance and Compensation Committee entirely comprises of Independent Directors. The primary functions of the Committee are to:

- Examine the structure, composition and functioning of the Board, and recommend changes, as necessary, to improve the Board's effectiveness
- Assess the Company's policies and processes in key areas of corporate governance, other than those explicitly assigned to other Board Committees, with a view to ensuring the Company is at the forefront of good governance practices
- Regularly examine ways to strengthen the Company's organizational health, by improving the hiring, retention, motivation, development, deployment and behavior of management and other employees. In this context, the Committee also reviews the framework and processes for motivating and rewarding performance at all levels of the organization, reviews the resulting compensation awards, and makes appropriate proposals to Board for approval. In particular, it recommends all forms of compensation to be granted to Directors, executive officers and senior management employees of the Company

The head of Human Resources (HR) makes periodic presentations to the Committee on organization structure, talent management, leadership, performance appraisals, increments, performance bonus recommendations and other HR matters.

TABLE 5 AUDIT COMMITTEE MEMBERSHIP AND ATTENDANCE DURING FY2013

COMMITTEE MEMBERS	POSITION	MEETINGS HELD	MEETINGS ATTENDED
Dr. Omkar Goswami [3]	Chairman	5	5
Mr. Ravi Bhoothalingam	Member	5	4 [1]
Ms. Kalpana Morparia	Member	5	4 [1][2]
Mr. Sridar Iyengar [3]	Member	5	5

[1] *Was given leave of absence on request.*
[2] *One meeting attended through video-conference.*
[3] *Mr. Sridar Iyengar has been appointed as Chairman of the Audit Committee effective 14 May 2013. Dr. Omkar Goswami continues to serve as a member of the Committee.*

TABLE 6 NOMINATION, GOVERNANCE AND COMPENSATION COMMITTEE MEMBERSHIP AND ATTENDANCE DURING FY2013

COMMITTEE MEMBERS	POSITION	MEETINGS HELD	MEETINGS ATTENDED
Mr. Anupam Puri	Chairman	3	3
Mr. Ravi Bhoothalingam	Member	3	2 [1]
Ms. Kalpana Morparia	Member	3	2 [1][2]
Dr. Ashok S Ganguly	Member	3	3

[1] *Was given leave of absence on request.*
[2] *One meeting attended through video-conference.*

The Nomination, Governance and Compensation Committee met three times during the year: on 10 May 2012, 29 October 2012 and 13 February 2013. The Chairman and CEO is permanent invitee to all Nomination, Governance and Compensation Committee meetings. The head of HR is the secretary of the Committee.

The report of the Nomination, Governance and Compensation Committee is enclosed as **Exhibit 3** to this chapter. **Table 6** gives the composition and attendance record of the Nomination, Governance and Compensation Committee.

SCIENCE, TECHNOLOGY AND OPERATIONS COMMITTEE

The Science, Technology and Operations Committee of the Board entirely comprises of Independent Directors. Its primary functions are to:

- Advise the Board and management on scientific, medical and technical matters and operations involving the Company's development and discovery programs (generic and proprietary), including major internal projects, business development opportunities, interaction with academic and other outside research organizations
- Assist the Board and management to stay abreast of novel scientific and technologies developments and innovations and anticipate emerging concepts and trends in therapeutic research and development, to help assure the Company makes well-informed choices in committing its resources
- Assist the Board and the management in creation of valuable Intellectual Property (IP)
- Review the status of non-infringement patent challenges
- Assist the Board and the management in building and nurturing science in the organization in line with its business strategy

The Chairman and CEO is permanent invitee to all Science, Technology and Operations Committee meetings. Corporate officers heading IPDO, Proprietary Products and Biologics are secretaries of the Committee with regard to their respective business.

The Committee met four times during the year: on 10 May 2012, 19 July 2012, 29 October 2012 and 13 February 2013. The report of the Science, Technology and Operations Committee is enclosed as **Exhibit 4** to this chapter. **Table 7** gives the composition and attendance record of the Science, Technology and Operations Committee.

RISK MANAGEMENT COMMITTEE

The Risk Management Committee of the Board entirely comprises of Independent Directors. The primary functions of the Committee are to:

- Discuss with senior management the Company's Enterprise Risk Management (ERM) and provide oversight as may be needed
- Ensure it is apprised of the most significant risks along with the action management is taking and how it is ensuring effective ERM
- Review risk disclosure statements in any public documents or disclosures

The Vice Chairman and Managing Director is permanent invitee to all Risk Management Committee meetings. The Chief Financial Officer acts as secretary of the Committee. The Committee met thrice during the year: on 10 May 2012, 29 October 2012 and 13 February 2013. The report of the Risk Management Committee is enclosed as **Exhibit 5** to this chapter. **Table 8** gives the composition and attendance record of the Committee.

SHAREHOLDERS' GRIEVANCE COMMITTEE

The Shareholders' Grievance Committee is empowered to perform the functions of the Board relating to handling of shareholders' queries and grievances. It primarily focuses on:

- Review of investor complaints and their redressal
- Review of queries received from investors
- Review of work done by the share transfer agent
- Review of corporate actions related to shareholder issues

The Shareholders' Grievance Committee consists of three Directors, including two Executive Directors. The Chairman of the Committee is an Independent Director. The Committee met four times during the year: on 11 May 2012, 19 July 2012, 29 October 2012 and 13 February 2013.

Table 9 gives the composition and attendance record of the Committee.

The Company Secretary officiates as the secretary of the Committee and is also designated as Compliance Officer in terms of the Listing Agreement with the Stock Exchanges. An analysis of investor queries and complaints received during the year and disposed is given in this annual report in the chapter on *Additional Shareholders' Information*.

INVESTMENT COMMITTEE

The Investment Committee reviews the Company's capital investment proposals and ongoing projects. It approves loans to subsidiaries or other entities/persons up to an overall limit of ₹250 million; and borrowings from any person up to an overall limit of ₹250 million. It consists of three Directors, including two Executive Directors. The Chairman of the Committee is an Independent Director.

The Committee met thrice during the year on 11 May 2012, 29 October 2012 and 13 February 2013 and all the members of the Committee were present at the meeting. The Company Secretary officiates as the secretary of the Committee.

MANAGEMENT COMMITTEE

The role of Management Committee is to authorize Directors and officers of the Company to deal with day-to-day business operations such as banking, treasury, insurance, excise, customs, administration and dealing with other government/non-government authorities. The Management Committee consists of three Directors including one Independent Director. The Chairman of the Committee is an Executive Director. The Committee met six times during the year: on 11 May 2012, 19 July 2012, 21 August 2012, 29 October 2012, 3 January 2013 and 13 February 2013. The Company Secretary officiates as the secretary of the Committee.

MANAGEMENT

The management of Dr. Reddy's develops and implements policies, procedures and practices that attempt to translate the Company's core purpose and mission into reality. The management also identifies, measures, monitors and minimizes risk factors in the business and ensures safe, sound and efficient operation. These are internally supervised and monitored through the Management Council.

MANAGEMENT COUNCIL

Dr. Reddy's Management Council consists of senior management members from the business and corporate functions. Page nos. 48-49 of this annual report gives details of the members of the Management Council.

The Council meets once in a quarter for two-days sessions. Background notes for the meetings are circulated in advance to facilitate decision-making. Listed below are some of the key issues that were considered by the Management Council during the year under review:

- Company's long term strategy, growth initiatives and priorities
- Overall Company's performance, including those of various business units
- Decision on major corporate policies.
- Discussion and sign-off on annual plans, budgets, investments and other major initiatives
- Discussion on business alliances proposals and organizational design

MANAGEMENT DISCUSSION AND ANALYSIS

This chapter of the annual report constitutes the Company's *Management Discussion and Analysis*.

MANAGEMENT DISCLOSURES

Senior management of the Company (Senior Director level and above, as well as certain identified key employees) make annual disclosures to the Board relating to all material financial and commercial transactions in which they may have personal interest, if any, and which may have a potential conflict with the interest of the Company. Transactions with key managerial personnel are listed in the financial section of this annual report under Related Party Transactions.

PROHIBITION OF INSIDER TRADING

The Company has a policy prohibiting Insider Trading in conformity with applicable regulations of the SEBI in India and the Securities and Exchange Commission (SEC) of the USA. Necessary procedures have been laid down for Directors, officers and designated employees for trading in the securities of the Company. The policy and procedures are periodically communicated to the employees who are considered as insiders of the Company. Trading window closure/ blackouts/quiet periods, when the Directors and employees are not permitted to trade in the securities of the Company, are intimated to all Directors and employees, in advance, whenever required.

INTERNAL CONTROL SYSTEMS

Dr. Reddy's has both external and internal audit systems in place. Auditors have access to all records and information of the Company. The Board recognizes the work of the auditors as an independent check on the information received from the management on the operations and performance of the Company. The Board and the management periodically review the findings and recommendations of the statutory and internal auditors and takes corrective actions, whenever necessary.

INTERNAL CONTROLS

The Company maintains a system of internal controls designed to provide reasonable assurance regarding:

- Effectiveness and efficiency of operations
- Adequacy of safeguards for assets
- Reliability of financial controls
- Compliance with applicable laws and regulations

The integrity and reliability of the internal control systems are achieved through clear policies and procedures, process automation, careful selection, training and development of employees and an organization structure that segregates responsibilities. Internal Audit at Dr. Reddy's is an independent and objective assurance function, responsible for evaluating and improving the effectiveness of risk management, control and governance processes. The internal audit department prepares annual audit plans based on risk assessment, and conducts extensive reviews covering financial, operational and compliance controls and risk mitigation. Areas requiring specialized knowledge are reviewed in partnership with external experts. Suggested improvement in processes are identified during reviews, and communicated to the management on an on-going basis.

The Audit Committee of the Board monitors the performance of internal audit

TABLE 7 SCIENCE, TECHNOLOGY AND OPERATIONS COMMITTEE MEMBERSHIP AND ATTENDANCE DURING FY2013

COMMITTEE MEMBERS	POSITION	MEETINGS HELD	MEETINGS ATTENDED
Dr. Ashok S Ganguly	Chairman	4	4
Mr. Anupam Puri	Member	4	4
Dr. J P Moreau	Member	4	4
Dr. Bruce L A Carter	Member	4	4

TABLE 8 RISK MANAGEMENT COMMITTEE MEMBERSHIP AND ATTENDANCE DURING FY2013

COMMITTEE MEMBERS	POSITION	MEETINGS HELD	MEETINGS ATTENDED
Dr. Bruce L A Carter	Chairman	3	3
Dr. Omkar Goswami	Member	3	3
Dr. J P Moreau	Member	3	3
Mr. Sridar Iyengar	Member	3	3

TABLE 9 SHAREHOLDERS' GRIEVANCE COMMITTEE MEMBERSHIP AND ATTENDANCE DURING FY2013

COMMITTEE MEMBERS	POSITION	MEETINGS HELD	MEETINGS ATTENDED
Mr. Ravi Bhoothalingam	Chairman	4	4
Mr. G V Prasad	Member	4	4
Mr. Satish Reddy	Member	4	4

department on a periodic basis through review of audit plans, audit findings and speed of issue resolution through follow-ups. Each year, there are at least four meetings held, where the Audit Committee reviews internal audit findings, in addition to special meetings and teleconference calls.

CEO AND CFO CERTIFICATION

A certificate of the Chairman and Chief Executive Officer as well as the Chief Financial Officer of the Company on financial statements and applicable internal controls as stipulated under Clause 49 of the Listing Agreement is enclosed as **Exhibit 6** to this chapter.

STATUTORY AND IFRS AUDITS

For FY2013, B S R & Co. audited the financial statements prepared under the Indian GAAP. The Company had appointed KPMG as independent auditors for the purpose of issuing opinion on the financial statements prepared under IFRS.

While auditing the operations of the Company, the external auditors recorded their observations and findings with the management. These were then discussed by the management and the auditors at the Audit Committee meetings as well as conference calls with members of the Audit Committee. Remedial measures suggested by the auditors and the Audit Committee have been either implemented or taken up for implementation by the management.

The independent statutory and IFRS auditors render an opinion regarding the fair presentation in the financial statements of the Company's financial condition and operating results. Their audits are made in accordance with generally accepted auditing standards, and include a review of the internal controls, to the extent necessary, to determine the audit procedures required to support their opinion.

AUDITORS' FEES

During FY2013, the Company paid ₹9.96 million to B S R & Co. the statutory auditors as audit fees.

MEANS OF COMMUNICATION

1 Quarterly and annual results Quarterly and annual results of the Company are published in widely circulated national newspapers such as *The Business Standard* and the local vernacular daily, *Andhra Prabha*. These are also disseminated internationally through *Business Wire* and made available on corporate website: www.drreddys.com. The financial results are also communicated to the shareholders through their registered email addresses.

2 News releases, presentations, etc. The Company has established systems and procedures to disseminate relevant information to its stakeholders, including shareholders, analysts, suppliers, customers, employees and the society at large. It also conducts earning calls with analysts and investors. An analysis of the various means of dissemination of information during the year under review is produced in **Table 10**.

3 Website The primary source of information regarding the operations of the Company is the corporate website: www.drreddys.com. All official news releases and presentations made to institutional investors and analysts are posted on this website. It contains a separate dedicated section called 'Investors', where the information for shareholders are available. The webcast of the proceedings of the Annual General Meeting is also made available on the website. In addition, the Company maintains various portals such as www.customer2drl.com, www.vikreta2drl.com and www.housecallsindia.com which have proved to be effective and widely appreciated tools for information dissemination.

TABLE 10 DETAILS OF COMMUNICATION MADE DURING FY2013

MEANS OF COMMUNICATION	FREQUENCY
Press releases/statements	26
Earnings calls	4
Publication of results	4

TABLE 11 CHAIRMANSHIP/MEMBERSHIP HELD BY DR. ASHOK S GANGULY IN OTHER COMPANIES

NAME OF THE COMPANY	AS CHAIRPERSON	AS MEMBER
Mahindra & Mahindra Limited	Research & Development Committee	-
	-	Investment & Strategy Committee
Wipro Limited	Corporate Governance Committee	-
	Nomination Committee	-

TABLE 12 CHAIRMANSHIP/MEMBERSHIP HELD BY MS. KALPANA MORPARIA IN OTHER COMPANIES

NAME OF THE COMPANY	AS CHAIRPERSON	AS MEMBER
Bennett, Coleman & Co. Limited	Audit Committee	-
CMC Limited	-	Executive Committee
	-	Governance Committee
Philip Morris International Inc.	-	Finance Committee
	-	Nominating and Corporate Committee
	-	Product Innovation and Regulatory Affairs Committee

4 Annual report The Company's annual report containing, *inter alia*, the Directors' Report, Corporate Governance Report, Management's Discussion and Analysis (MD&A) Report, Audited Annual Accounts, Consolidated Financial Statements, Auditors' Report and other important information is circulated to members and others so entitled. The annual report is also available on the website in a user-friendly and downloadable form.

5 Chairman's speech Printed copy of the Chairman's speech is distributed to all shareholders at the Annual General Meeting. The webcast of the speech is also made available on the Company's website.

6 Reminder to investors Reminders to en-cash unclaimed dividend on shares are sent to the shareholders, so entitled, as per records every year.

7 Corporate Filing and Dissemination System (CFDS) The National Stock Exchange (NSE) and the Bombay Stock Exchange (BSE), maintain separate CFDS portal for submission of information electronically by the listed companies. In addition to the disclosures and communications sent to the NSE and the BSE in hard copies, such disclosures and communications are also filed electronically through CFDS portal, whenever required.

8 Designated exclusive email-id The Company has designated an email-id exclusively for investor services: shares@drreddys.com.

9 Register to receive electronic communications The Company has provided an option to the shareholders to register their email id online through the Company's website to receive electronic communications. Shareholders desirous of receiving electronic communications from the Company may register their email id at http://www.drreddys.com/investors/shareholder-information.html.

ADDITIONAL INFORMATION ON DIRECTORS RECOMMENDED FOR APPOINTMENT OR SEEKING RE-APPOINTMENT AT THE ENSUING ANNUAL GENERAL MEETING

DR. ASHOK S GANGULY

Dr. Ashok S Ganguly joined the Company as Director on 23 October 2009. He is the Chairman of ABP Private Limited (Ananda Bazar Patrika Group) and was a Director on the Central Board of Reserve Bank of India from 2001 to 2009. Dr. Ganguly is a member of the Prime Minister's Council on Trade and Industry as well as the Investment Commission, and the India-USA CEO Council set up by the Prime Minister of India and the President of the US. He is also a member of the National Knowledge Commission to the Prime Minister of India. Dr. Ganguly was the Chairman of Hindustan Lever Limited from 1980 to 1990, and member of the Unilever Board from 1990 to 1997 with responsibility for world-wide research and technology.

Dr. Ganguly is a recipient of the 'Padma Bhushan' as well as 'Padma Vibhushan', two of India's prestigious civilian honors. At present, he serves as a member of the Rajya Sabha, the upper house of the Parliament of India.

He also holds directorship in Mahindra & Mahindra and Wipro Limited and serves as a member of Advisory Board of Diageo India Pvt. Limited. In addition to the Committee chairmanship/membership in the Company, he also holds positions in the Board Committees of other companies (see **Table 11**).

Dr. Ganguly holds 4,800 equity shares in the Company as on 31 March 2013.

DR. J P MOREAU

Dr. J P Moreau joined the Company as Director on 18 May 2007. He founded Biomeasure Incorporated, based near Boston, and has been its President and CEO. Prior to that, he was working as Executive Vice-President and Chief Scientific Officer of the IPSEN Group and was responsible for the Group's Discovery and Innovation with facilities in Paris, London, Barcelona and Boston. He was a Vice-President, Research from April 1994 and has been a member of the Executive Committee of IPSEN Group since that date.

Dr. Moreau has a degree in chemistry from the University of Orleans and a D.Sc in Biochemistry. He has also conducted post-doctorate research at the Ecole Polytechnique. He has published over 50 articles in scientific journals and is named as an inventor of more than 30 patents. He is a regular speaker at scientific conferences and a member of Nitto Denko Scientific Advisory Board. Dr. Moreau was also responsible for establishing Kinerton Ltd. in Ireland in March 1989, a wholesale manufacturer of therapeutic peptides.

Dr. Moreau also holds directorship in Mulleris Therapeutics Inc. and ChondioThera Inc., Delaware, USA. Apart from the Committee membership in the Company, he does not hold any position in the Board Committees of other company.

Dr. Moreau does not hold any shares of the Company as on 31 March 2013.

MS. KALPANA MORPARIA

Ms. Kalpana Morparia joined the Company as Director on 5 June 2007. She is the Chief Executive Officer of J.P. Morgan, India, where she leads their Business Groups (investment banking, asset management, treasury services and principal investment management) & Service Groups (global research, finance, technology and operations). She is also a member of J.P. Morgan's global strategy team headquartered in New York and the J.P. Morgan Asia Pacific Executive Committee.

Prior to becoming CEO of J.P. Morgan India, Ms. Morparia served as Vice Chair on the Boards of ICICI Group. She joined the ICICI Group in 1975 and was the Joint Managing Director of ICICI Group from 2001 to 2007. She was named one of 'The 50 Most Powerful Women' in international business by *Fortune magazine* in 2008; one of the 25 most powerful women in Indian business by *Business Today*, a leading Indian business magazine in 2004, 2005, 2006 and 2008; and one of 'The 100 Most Powerful Women' by *Forbes magazine* in 2006.

A graduate in law from Bombay University, Ms. Morparia has served on several committees constituted by the Government of India. She also holds directorship in Bennett, Coleman & Co. Limited, CMC Limited, J.P. Morgan Services India Private Limited, J.P. Morgan Asset Management India Private Limited and Philip Morris International Inc. She is also a member of the Governing Board of Bharti Foundation. In addition to the Committee membership in the Company, she also holds positions in the Board Committees of other companies (see **Table 12**).

Ms. Morparia holds 10,800 equity shares in the Company as on 31 March 2013.

COMPLIANCE REPORT ON THE NYSE CORPORATE GOVERNANCE GUIDELINES

Pursuant to Section 303A.11 of the NYSE Listed Company Manual, Dr. Reddy's which is a foreign private issuer as defined by SEC, must make its US investors aware of the significant ways in which the corporate governance practices differ from those required of domestic companies under NYSE listing standards. A detailed analysis of this is posted on the Company's website www.drreddys.com.

COMPLIANCE REPORT ON NON-MANDATORY REQUIREMENTS UNDER CLAUSE 49

1 **The Board** The Chairman of Dr. Reddy's is an Executive Director and maintains the Chairman's office at the Company's expenses.

2 **Remuneration Committee** The Board of Directors has a Nomination, Governance and Compensation Committee, which is composed of only Independent Directors. This Committee also discharges the duties and responsibilities of Remuneration Committee as contemplated under the non-mandatory requirements of Clause 49. Details of the Nomination, Governance and Compensation Committee and its powers have been discussed in this chapter.

3 **Shareholders rights** The Company did not send half-yearly results to each household of the shareholders in FY2013. However, in addition to displaying its quarterly and half-yearly results on its website www.drreddys.com and publishing in widely circulated newspapers, it sends the quarterly financial results to the registered e-mail addresses of the shareholders.

4 **Audit qualifications** The auditors have not qualified the financial statements of the Company.

5 **Training of Board members** The Company believes that the Board be continuously empowered with the knowledge of the latest developments in the Company's businesses and the external environment affecting the Company and the industry as a whole. To this end, the Directors were given presentations on the global business environment, as well as all business areas of the Company including business strategy, risks and opportunities. The Directors also visited manufacturing and research locations of the Company.

6 **Mechanism for evaluating non-executive Board members** A Director among the Independent Directors has been identified to provide structured feedback to the Board on the functioning and performance of the Board, and to encourage healthy discussions and openness amongst the members of the Board. The Company also conducted an independent review of its Board processes, functioning and contribution of individual Board members in enhancing overall Board's effectiveness.

7 **Whistle blower policy** The Company has a whistle blower policy.

ADDITIONAL SHAREHOLDERS' INFORMATION

The chapter on *Additional Shareholders' Information* forms a part of this annual report.

AWARDS AND ACCOLADES

The Company received the following awards for its annual report and disclosures:

- 'Best Managed Board of India' award by the Stars of the Industry Group, Asian Confederation of Businesses
- Titanium Award for Corporate Governance and Investor Relations in Medical and Healthcare sector from The Asset Magazine, Hong Kong
- 'Best Managed Board' award by Aon Hewitt and Mint, along with the BSE and the NSE
- Merit award for Annual Report 2011 in manufacturing sector by the South Asian Federation of Accountants (SAFA)

EXHIBIT 1

DECLARATION OF THE CHIEF EXECUTIVE OFFICER ON COMPLIANCE WITH CODE OF BUSINESS CONDUCT AND ETHICS

Dr. Reddy's Laboratories Limited has adopted a Code of Business Conduct and Ethics ("the Code") which applied to all employees and Directors of the Company, its subsidiaries and affiliates. Under the Code, it is the responsibility of all employees and Directors to familiarize themselves with the Code and comply with its standards.

I hereby certify that the Board members and senior management personnel of Dr. Reddy's have affirmed compliance with the Code of the Company for the financial year 2012–13.

G V Prasad

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

PLACE HYDERABAD

DATE 14 MAY 2013

EXHIBIT 2

REPORT OF THE AUDIT COMMITTEE

TO THE SHAREHOLDERS OF DR. REDDY'S LABORATORIES LIMITED

The Audit Committee of the Board of Directors comprises four Directors. Each member of the Committee is an Independent Director as defined under Indian laws, Clause 49 of the Listing Agreement and the New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors, and has been vested with all the powers necessary to effectively discharge its responsibilities.

Dr. Reddy's management has primary responsibility for the financial statements and reporting process, including the systems of internal controls. During the year 2012–13, the Audit Committee met five times. It discussed with the Company's internal auditors and statutory auditors the scope and plans for their respective audits. It also discussed the results of their examination, their evaluation of the Company's internal controls, and overall quality of the Company's financial reporting.

In fulfilling its oversight responsibilities, the Committee reviewed and discussed the Company's quarterly unaudited and annual audited financial statements with the management. B S R & Co., the Company's independent auditors for Indian GAAP, and KPMG, the Company's independent auditors for IFRS financial statements, are responsible for expressing their opinion on the conformity of the Company's audited financial statements with Generally Accepted Accounting Principles.

Relying on the review and discussions with the management and the Independent auditors, the Audit Committee believes that the Company's financial statements are fairly presented in conformity with Generally Accepted Accounting Principles and the IFRS in all material aspects.

To ensure that the accounts of the Company are properly maintained and that accounting transactions are in accordance with the prevailing laws and regulations, the Committee reviewed the internal controls put in place by the Company. And in conducting such reviews, the Committee found no material discrepancy or weakness in the Company's internal control systems.

In 2005–06, the Company became the first Indian manufacturing company to comply with Section 404 of the US Sarbanes-Oxley Act (SOX), in advance of the mandatory deadline of 31 March 2007, which was applicable to foreign private issuers.

The Committee has also reviewed the non-audited services being provided by the Statutory Auditors and concluded that such services were not in conflict with the independence of the Statutory Auditors.

The Committee ensures that the Company's Code of Business Conduct and Ethics has a mechanism such that no personnel intending to make a complaint relating to securities and financial reporting shall be denied access to the Audit Committee.

The Audit Committee has recommended to the Board of Directors:

1. That the audited Standalone and Consolidated financial statements prepared as per Indian GAAP of Dr. Reddy's Laboratories Limited for the year ended 31 March 2013, be accepted by the Board as a true and fair statement of the financial status of the Company.
2. That the financial statements prepared as per IFRS as issued by International Accounting Standards Board for the year ended 31 March 2013, be accepted by the Board and included in the Company's annual report on Form 20-F, to be filed with the US Securities and Exchange Commission.

Further, the Committee has recommended to the Board the re-appointment of B S R & Co., Chartered Accountants, and KPMG, India as statutory/independent auditors for Indian GAAP and IFRS respectively for the fiscal year ending 31 March 2014.

Dr. Omkar Goswami
CHAIRMAN OF THE AUDIT COMMITTEE

PLACE HYDERABAD
DATE 13 MAY 2013

EXHIBIT 3

REPORT OF THE NOMINATION, GOVERNANCE AND COMPENSATION COMMITTEE

TO THE SHAREHOLDERS OF DR. REDDY'S LABORATORIES LIMITED

The Nomination, Governance and Compensation Committee of the Board of Directors comprises four Directors. Each member of the Committee is an Independent Director as defined under Indian laws, Clause 49 of the Listing Agreement and the New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors, and has been vested with all the powers necessary to effectively discharge its responsibilities.

The Committee's primary responsibilities are to:

- Periodically examine the structure, composition and functioning of the Board, and recommend changes, as necessary, to improve the Board's effectiveness and oversee the evaluation;
- Assess the Company's policies and processes in key areas of corporate governance and the impact of related significant regulatory and statutory changes, if any, with a view to ensuring the Company is at the forefront of good corporate governance;
- Examine major aspects of the Company's organizational health, and recommend changes as necessary;
- Review and recommend the compensation and variable pay for Executive Directors to the Board; and
- Establish, in consultation with the management, the compensation program for the Company, and recommend it to the Board for approval. In that context:
  - Establish annual Key Result Areas (KRAs) for CEO and COO and oversee the evaluation of their achievement.
  - Review, discuss and provide guidance to the management, on the KRAs for members of the Management Council.
  - Review the Company's ESOP Schemes and oversee administration of the ESOP Schemes.

As on 31 March 2013, the Company had 793,867 outstanding stock options, which amounts to 0.47% of total equity capital. These stock options are held by 796 employees of the Company and its subsidiaries under Dr. Reddy's Employees Stock Options Scheme, 2002 and Dr. Reddy's Employees ADR Stock Options Scheme, 2007. Out of the total 793,867 stock options, 11,000 stock options are exercisable at fair market value and 782,867 stock options are exercisable at par value i.e. ₹5.

During the year, the Committee had discussions around review of annual performance appraisal, grant of stock options, incentive plans for Proprietary Products & Biologics, gender diversity, and compensation and other human resource related matters.

The Committee also devoted considerable time to discussing the organization health, organization design and succession planning for critical positions within the Company. It also reviewed the Company's system for hiring, developing and retaining talent.

The Nomination, Governance and Compensation Committee also recommends to the Board, changes in committee structure and membership and other steps that would improve the Board's effectiveness in overseeing the Company.

Mr. Anupam Puri
CHAIRMAN, NOMINATION, GOVERNANCE AND COMPENSATION COMMITTEE

PLACE HYDERABAD
DATE 13 MAY 2013

EXHIBIT 4

REPORT OF THE SCIENCE, TECHNOLOGY AND OPERATIONS COMMITTEE

TO THE SHAREHOLDERS OF DR. REDDY'S LABORATORIES LIMITED

The Science, Technology and Operations Committee of the Board of Directors comprises four Directors. Each member of the Committee is an Independent Director as defined under Indian laws, Clause 49 of the Listing Agreement and the New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors, and has been vested with all the powers necessary to effectively discharge its responsibilities.

The Committee's primary responsibilities are to:

- Advise the Board and management on scientific, medical and technical matters and operations involving the Company's development and discovery programs (generic and proprietary), including major internal projects, business development opportunities, interaction with academic and other outside research organizations
- Assist the Board and management to stay abreast of novel scientific and technologies developments and innovations and anticipate emerging concepts and trends in therapeutic research and development, to help assure the Company makes well-informed choices in committing its resources
- Assist the Board and the management in creation of valuable Intellectual Property (IP)
- Review the status of non-infringement patent challenges
- Assist the Board and the management in building and nurturing science in the

organization in tune with its business strategy

The Committee met four times during the financial year. The Science, Technology and Operations Committee apprised the Board on the key discussions and recommendations made at the Committee meetings.

Dr. Ashok S Ganguly

CHAIRMAN, SCIENCE, TECHNOLOGY AND OPERATIONS COMMITTEE

PLACE HYDERABAD

DATE 13 MAY 2013

EXHIBIT 5

REPORT OF THE RISK MANAGEMENT COMMITTEE

TO THE SHAREHOLDERS OF DR. REDDY'S LABORATORIES LIMITED

The Risk Management Committee of the Board of Directors comprises four Directors. Each member of the Committee is an Independent Director as defined under Indian laws, Clause 49 of the Listing Agreement and the New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors, and has been vested with all the powers necessary to effectively discharge its responsibilities.

The Committee believes its primary responsibilities are to:

- Discuss with senior management, the Company's Enterprise Risk Management (ERM) and provide oversight as may be needed
- Ensure it is apprised of the most significant risks along with the action management is taking and how it is ensuring effective ERM
- Reviewing risk disclosure statements in any public documents or disclosures

The Committee met thrice during the financial year to review the enterprise wide risks, review the status of mitigation of the key risks (including review of insurance and self insurance options) and evaluate residual risk thereof, propose suitable areas to focus on and recommend interventions from time to time.

The Risk Management Committee also apprised the Board on the key discussions and recommendations made at the Committee meetings and shared information on enterprise wide risks.

Dr. Bruce L A Carter

CHAIRMAN, RISK MANAGEMENT COMMITTEE

PLACE HYDERABAD

DATE 13 MAY 2013

EXHIBIT 6

CEO AND CFO CERTIFICATE TO THE BOARD PURSUANT TO CLAUSE 49 OF THE LISTING AGREEMENT OF THE SEBI

We, G V Prasad, Chairman and Chief Executive Officer, and Saumen Chakraborty, President and Chief Financial Officer, to the best of our knowledge and belief, certify that:

A We have reviewed the financial statements including cash flow statement (standalone and consolidated) for the financial year ended 31 March 2013 and that these statements:

i. do not contain any materially untrue statement or omit any material fact or contain statements that might be misleading;

ii. together present a true and fair view of the Company's affairs and are in compliance with existing accounting standards, applicable laws and regulations.

B There are no transactions entered into by the Company during the year, which are fraudulent, illegal or violative of the Company's Code of Business Conduct and Ethics.

C We accept responsibility for establishing and maintaining internal controls for financial reporting and that we have evaluated the effectiveness of internal control systems of the Company pertaining to financial reporting and have disclosed to the auditors and the Audit Committee, deficiencies in the design or operation of such internal controls, if any, of which we are aware and the steps we have taken or propose to take to address these deficiencies.

D We have disclosed, wherever applicable, to the auditors and the Audit Committee:

i. the significant deficiencies in the internal controls over financial reporting and corrective actions taken;

ii. that there are no material weaknesses in the internal controls over financial reporting;

iii. that there are no significant changes in internal control over financial reporting during the year;

iv. all significant changes in the accounting policies during the year, if any, and the same have been disclosed in the notes to the financial statements; and

v. that there are no instances of significant fraud of which we have become aware of and involvement therein of the management or an employee having a significant role in the Company's internal control system over financial reporting.

G V Prasad

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Saumen Chakraborty

PRESIDENT AND CHIEF FINANCIAL OFFICER

PLACE HYDERABAD

DATE 14 MAY 2013

AUDITORS' CERTIFICATE ON CORPORATE GOVERNANCE

TO THE MEMBERS OF DR. REDDY'S LABORATORIES LIMITED

We have examined the compliance of conditions of Corporate Governance by Dr. Reddy's Laboratories Limited ("DRL" or "the Company") for the year ended 31 March 2013 as stipulated in Clause 49 of the Listing Agreement of the Company with the stock exchanges.

The compliance of the conditions of the Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

for B S R & Co.

CHARTERED ACCOUNTANTS

FIRM REGISTRATION NO. 101248W

Natrajh Ramakrishna

PARTNER

MEMBERSHIP NO. 32815

PLACE HYDERABAD

DATE 14 MAY 2013

ADDITIONAL SHAREHOLDERS' INFORMATION

FY2013 represents fiscal year 2012–13, from 1 April 2012 to 31 March 2013, and analogously for FY2012 and other such labeled years.

CONTACT INFORMATION

REGISTERED AND CORPORATE OFFICE

DR. REDDY'S LABORATORIES LIMITED
8-2-337, Road No. 3, Banjara Hills,
Hyderabad 500 034
Andhra Pradesh, India
TEL +91-40-4900 2900
FAX +91-40-4900 2999
WEBSITE http://www.drreddys.com

REPRESENTING OFFICERS

Correspondence to the following officers may be addressed at the registered and corporate office of the Company.

Sandeep Poddar
COMPANY SECRETARY
TEL +91-40-4900 2105
FAX +91-40-4900 2999
EMAIL spoddar@drreddys.com

Kedar Upadhye
INVESTOR RELATIONS
TEL +91-40-6683 4297
FAX +91-40-2373 1955
EMAIL kedaru@drreddys.com

MEDIA

S Rajan
CORPORATE COMMUNICATIONS
TEL +91-40-4900 2445
FAX +91-40-4900 2999
EMAIL rajans@drreddys.com

INDIAN RETAIL INVESTORS

Sandeep Poddar
COMPANY SECRETARY
TEL +91-40-4900 2105
FAX +91-40-4900 2999
EMAIL shares@drreddys.com

FINANCIAL CALENDAR

TENTATIVE CALENDAR FOR DECLARATION OF FINANCIAL RESULTS IN FY2014	
For the quarter ending 30 June 2013	Fourth week of July 2013
For the quarter and half-year ending 30 September 2013	Last week of October 2013
For the quarter and nine months ending 31 December 2013	Second week of February 2014
For the year ending 31 March 2014	Second week of May 2014
AGM for the year ending 31 March 2014	Second fortnight of July 2014

LISTING ON STOCK EXCHANGES AND STOCK CODES

STOCK EXCHANGE	EQUITY SHARES	BONUS DEBENTURES	ADRs
Bombay Stock Exchange Limited (BSE)	500124	934809	-
National Stock Exchange of India Limited (NSE)	DRREDDY-EQ	DRREDDY-N1	-
New York Stock Exchange Inc. (NYSE)	-	-	RDY

(1) Listing fees to the Indian Stock Exchanges for listing of equity shares and bonus debentures have been paid for the FY2014.
(2) Listing fees to the NYSE for listing of ADRs has been paid for the CY2013.
(3) The Stock Code on Reuters is REDY.NS and on Bloomberg is DRRD:IN.

CHART 1 Movement of the Company's Share Price on NSE and S&P CNX Nifty Index
DURING FY2013


120
110
90
S&P CNX Nifty
Dr. Reddy's Share Price
APR 2012
MAY 2012
JUN 2012
JUL 2012
AUG 2012
SEP 2012
OCT 2012
NOV 2012
DEC 2012
JAN 2013
FEB 2013
MAR 2013

Notes: (1) All values are indexed to 100 as on 1 April 2012.
(2) S&P CNX Nifty Index is a well diversified 50 stock index accounting for 22 sectors of the Indian economy. It is owned and managed by India Index Services and Products Ltd. (IISL), which is a joint venture between NSE and CRISIL.

CHART 2 Movement of ADR prices and S&P ADR Index
DURING FY2013


110
90
80
S&P ADR Index
Dr. Reddy's ADR Price
APR 2012
MAY 2012
JUN 2012
JUL 2012
AUG 2012
SEP 2012
OCT 2012
NOV 2012
DEC 2012
JAN 2013
FEB 2013
MAR 2013

Notes: (1) All values are indexed to 100 as on 1 April 2012
(2) The S&P ADR Index is based on the non-US stocks comprising the S&P Global 1200 traded in the US exchanges. For details of the methodology used to compute this index please visit www.adr.com.

CHART 3 Premium on ADR traded on NYSE versus price quoted at the NSE
DURING FY2013


8
6
4
2
-2
-4
APR 2012
MAY 2012
JUN 2012
JUL 2012
AUG 2012
SEP 2012
OCT 2012
NOV 2012
DEC 2012
JAN 2013
FEB 2013
MAR 2013

Note: Premium has been calculated on a daily basis using RBI reference exchange rate.

ANNUAL GENERAL MEETING

DATE Wednesday, 31 July 2013
TIME 10.30 A.M.
VENUE Grand Ball Room,
Hotel Taj Krishna,
Road No. 1, Banjara Hills,
Hyderabad 500 034
Andhra Pradesh, India
LAST DATE FOR RECEIPT OF PROXY FORMS
Monday, 29 July 2013 before 10.30 A.M.

DIVIDEND

The Board of Directors of the Company has proposed a dividend of ₹15 per share (300%) on equity shares of ₹5 each. The dividend, if declared by the shareholders at the 29th Annual General Meeting scheduled to be held on 31 July 2013, will be paid on or after 7 August 2013.

BOOK CLOSURE DATE

The dates of book closure are from Tuesday, 16 July 2013 to Friday, 19 July 2013 (both days inclusive) for the purpose of payment of dividend.

INTERNATIONAL SECURITIES IDENTIFICATION NUMBER (ISIN)

ISIN is an unique identification number of traded scrip. This number has to be quoted in each transaction relating to the dematerialised securities of the Company. (See **Table 1**).

CUSIP NUMBER FOR ADRs

The Committee on Uniform Security Identification Procedures ("CUSIP") of the American Bankers Association has developed a numbering system for securities. A CUSIP number uniquely identifies a security and its issuer and this is recognized globally by organizations adhering to standards issued by the International Securities Organization. The Company's ADRs carry the CUSIP number **256135203**.

DEPOSITORIES

OVERSEAS DEPOSITORY OF ADRs

J P MORGAN CHASE & CO.
P.O. Box 64504
St. Paul
MN 55164-0504
TEL (651) 453-2128

INDIAN CUSTODIAN OF ADRs

JP MORGAN CHASE BANK NA
India Sub-Custody
6th Floor, Paradigm B Wing

Mindspace, Malad (West)
Mumbai 400 064,
Maharashtra, India
TEL +91-22-6649 2500
FAX +91-22-6649 2509/2880 1117
EMAIL india.custody.client.service@jpmorgan.com

REGISTRAR FOR INDIAN SHARES/ DEBENTURES (COMMON AGENCY FOR DEMAT AND PHYSICAL SHARES/DEBENTURES)

BIGSHARE SERVICES PRIVATE LIMITED
306, Right Wing, 3rd Floor, Amrutha Ville,
Opp. Yashoda Hospital, Rajbhavan Road
Hyderabad 500 082,
Andhra Pradesh, India
TEL +91-40-2337 4967
FAX +91-40-2337 0295
EMAIL bsshyd@bigshareonline.com

PERSONS HOLDING OVER 1% OF THE SHARES

Table 2 gives the names of the persons who hold more than 1 per cent shares of the Company as on 31 March 2013[1].

EQUITY HISTORY OF THE COMPANY

Table 3 lists equity history of the Company since incorporation of the Company up to 31 March 2013.

DESCRIPTION OF VOTING RIGHTS

All shares issued by the Company carry the equal voting rights. The Bonus Debentures issued by the Company do not confer any right to its holders to attend and vote at the general meeting of the shareholders.

STOCK DATA

Table 4 gives the monthly high/low and the total number of shares/ADRs traded per month on the BSE, NSE and the NYSE during FY2013.

Chart 1 gives the movement of the Company's share price on NSE vis-à-vis S&P CNX Nifty during FY2013.

Chart 2 gives the movement of Dr. Reddy's ADR prices on NYSE vis-à-vis S&P ADR index during FY2013 and **Chart 3** gives premium in per cent on ADR traded on NYSE compared to price quoted at the NSE.

SHAREHOLDING PATTERN AS ON 31 MARCH 2013

Tables 5 and **6** give the data on shareholding classified on the basis of ownership and shareholders' class, respectively.

DIVIDEND HISTORY

Chart 4 shows the dividend history of the Company from FY2003 to FY2013.

NOMINATION FACILITY

Shareholders/debentureholders holding physical shares/debentures may, if they so desire, may send their nominations in Form 2B of the Companies (Central Government's) General Rules and Forms Rules, 1956 to the Registrar & Transfer Agent of the Company. Those holding shares/debentures in dematerialised form may contact their respective Depository Participant (DP) to avail nomination facility.

CHART 4

Dividend History

FY2003–FY2013
IN PERCENT



100%
100%
100%
100%
75%
75%
125%
225%
225%
275%
300%
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008
FY2009
FY2010
FY2011
FY2012
FY2013

TABLE 1 INTERNATIONAL SECURITIES IDENTIFICATION NUMBER

SECURITIES	ISIN NO.
Equity shares of ₹5 each	INE089A01023
Unsecured, redeemable, non-convertible fully paid-up debentures of ₹5 each (Bonus Debentures)	INE089A08051

TABLE 2 PERSONS HOLDING 1% OR MORE OF THE SHARES IN THE COMPANY AS ON 31 MARCH 2013

S.NO.	NAME	NO. OF SHARES	%
1	Dr. Reddy's Holdings Limited	39,729,284	23.39
2	First State Investments Management (UK) Limited, First State Investments International Limited and their associates	9,667,791	5.69
3	Life Insurance Corporation of India and its associates	7,686,575	4.53
4	ICICI Prudential Life Insurance Co. Limited	4,924,419	2.90
5	Abu Dhabi Investment Authority	3,077,750	1.81
6	FID Funds (Mauritius) Limited	2,040,136	1.20

[1] *Does not include ADR holding.*

TABLE 3 EQUITY HISTORY OF THE COMPANY SINCE INCORPORATION OF THE COMPANY UP TO 31 MARCH 2013

DATE/FINANCIAL YEAR	PARTICULARS	ISSUED	CANCELLED	CUMULATIVE
24 February 1984	Issue to Promoters	200		200
22 November 1984	Issue to Promoters	243,300		243,500
14 June 1986	Issue to Promoters	6,500		250,000
9 August 1986	Issue to Public	1,116,250		1,366,250
30 September 1988	Forfeiture of 100 shares		100	1,366,150
9 August 1989	Rights Issue	819,750		2,185,900
16 December 1991	Bonus Issue (1:2)	1,092,950		3,278,850
17 January 1993	Bonus Issue (1:1)	3,278,850		6,557,700
10 May 1994	Bonus Issue (2:1)	13,115,400		19,673,100
10 May 1994	Issue to Promoters	2,250,000		21,923,100
26 July 1994	GDR underlying equity shares	4,301,076		26,224,176
29 September 1995	SEFL shareholders on merger	263,062		26,487,238
30 January 2001	CDL shareholders on merger	5,142,942		31,630,180
30 January 2001	Cancellation of shares held in CDL		41,400	31,588,780
11 April 2001	ADR underlying equity shares	6,612,500		38,201,280
9 July 2001	GDR conversion into ADR			38,201,280
24 September 2001	ARL shareholders on merger	56,694		38,257,974
25 October 2001	Sub division of equity shares*			76,515,948
30 January 2004	Allotment pursuant to exercise of Stock Options	3,001		76,518,949
29 April 2005	Allotment pursuant to exercise of Stock Options	20,000		76,538,949
13 February 2006	Allotment pursuant to exercise of Stock Options	68,048		76,606,997
24 March 2006	Allotment pursuant to exercise of Stock Options	12,573		76,619,570
31 March 2006	Allotment pursuant to exercise of Stock Options	75,000		76,694,570
11 May 2006	Allotment pursuant to exercise of Stock Options	7,683		76,702,253
1 July 2006	Allotment pursuant to exercise of Stock Options	34,687		76,736,940
16 August 2006	Allotment pursuant to exercise of Stock Options	20,862		76,757,802
30 August 2006	Bonus Issue (1:1)	76,757,802		153,515,604
22 November 2006	ADR underlying equity shares	12,500,000		166,015,604
29 November 2006	ADR underlying equity shares (Green Shoe option)	1,800,000		167,815,604
19 December 2006	Allotment pursuant to exercise of Stock Options	13,958		167,829,562
16 February 2007	Allotment pursuant to exercise of Stock Options	70,782		167,900,344
20 March 2007	Allotment pursuant to exercise of Stock Options	11,836		167,912,180
2007–2008	Allotment pursuant to exercise of Stock Options	260,566		168,172,746
2008–2009	Allotment pursuant to exercise of Stock Options	223,605		168,468,777
	Allotment pursuant to exercise of ADR Stock Options	72,426		
2009–2010	Allotment pursuant to exercise of Stock Options	302,451		168,845,385
	Allotment pursuant to exercise of ADR Stock Options	74,157		
2010–2011	Allotment pursuant to exercise of Stock Options	363,296		169,252,732
	Allotment pursuant to exercise of ADR Stock Options	44,051		
2011-2012	Allotment pursuant to exercise of Stock Options	264,683		169,560,346
	Allotment pursuant to exercise of ADR Stock Options	42,931		
2012-2013	Allotment pursuant to exercise of Stock Options	228,583		169,836,475
	Allotment pursuant to exercise of ADR Stock Options	47,546		

** Sub-division of one equity share of ₹10 face value into two equity shares of ₹5 face value.*

SHARE/DEBENTURE TRANSFER SYSTEM

All queries and requests relating to share/debenture transfers/transmissions may be addressed to our Registrar and Transfer Agent:

BIGSHARE SERVICES PRIVATE LIMITED
306, Right Wing, 3rd Floor, Amrutha Ville,
Opp. Yashoda Hospital, Rajbhavan Road,
Hyderabad 500 082
Andhra Pradesh, India
TEL +91-40-2337 4967
FAX +91-40-2337 0295
EMAIL bsshyd@bigshareonline.com

The Company periodically reviews the operations of its Registrar and Transfer Agent. The number of shares transferred/transmitted in physical form during the last two financial years are given in **Table 7**.

DEMATERIALISATION OF SHARES

The Company's scrip forms part of the compulsory dematerialization segment for all investors with effect from 15 February 1999. To facilitate easy access of the dematerialized system to the investors, the Company has signed up with both the depositories—namely the National Securities Depository Limited (NSDL) and the Central Depository Services (India) Limited (CDSL)—and has established connectivity with the depositories through its Registrar and Transfer Agent, Bigshare Services Private Limited.

Chart 5 gives the breakup of dematerialized shares and shares in certificate form as on 31 March 2013 as compared with that as on 31 March 2012. Dematerialization of shares is done through Bigshare Services Private Limited and on an average the dematerialization process is completed within 10 days from the date of receipt of a valid dematerialization request along with the relevant documents.

SECRETARIAL AUDIT

For each quarter of FY2013, a qualified practicing Company Secretary carried out the reconciliation of share capital audit to reconcile the total admitted share capital with NSDL and CDSL, total issued and listed share capital. The reports confirm that the total issued/paid up share capital is in agreement with the total number of shares in physical form and dematerialized form held with NSDL and CDSL.

In addition to the above, a Secretarial Audit for FY2013 was carried out by Dr. K R Chandratre, practicing Company Secretary, having more than 26 years of experience. The report of the said Secretarial Audit forms a part of this annual report.

OUTSTANDING ADRs AND THEIR IMPACT ON EQUITY SHARES

The Company's ADRs are traded in the US on New York Stock Exchange Inc. ("NYSE") under the ticker symbol 'RDY'. Each ADR is represented by one equity share. As on 31 March 2013, there were approximately

CHART 5

Break up of Shares in Electronic and Physical Form

AS ON 31 MARCH 2013 AND 31 MARCH 2012 IN PERCENT



2012
2013
1.57
1.71
1.15
1.06
97.28
97.23
PHYSICAL FORM
ELECTRONIC FORM CDSL
ELECTRONIC FORM NSDL

TABLE 4 HIGH, LOW AND NUMBER OF SHARES TRADED EVERY MONTH ON BSE, NSE AND NYSE DURING FY2013

MONTH	BSE			NSE			NYSE		
	HIGH (₹)	LOW (₹)	NO. OF SHARES	HIGH (₹)	LOW (₹)	NO. OF SHARES	HIGH (USD)	LOW (USD)	NO. OF ADR[1]
April 2012	1,818.00	1,690.00	261,450	1,815.85	1,685.85	5,272,893	35.16	32.88	4,641,525
May 2012	1,780.00	1,626.00	302,746	1,780.75	1,631.25	5,538,092	33.94	29.34	5,440,427
June 2012	1,680.00	1,528.00	400,239	1,687.90	1,526.40	7,748,008	29.68	27.28	4,935,470
July 2012	1,725.00	1,592.25	525,642	1,719.80	1,590.50	8,507,385	31.42	28.72	4,401,433
August 2012	1,707.00	1,604.00	316,115	1,708.00	1615.00	4,550,446	30.52	29.09	5,222,821
September 2012	1,797.70	1,617.00	495,639	1,815.00	1,616.30	9,139,143	32.58	29.82	4,768,272
October 2012	1,781.00	1,639.80	469,775	1,782.00	1,527.55	6,726,099	33.56	31.07	4,136,654
November 2012	1,830.00	1,711.60	1,107,503	1,830.00	1,711.05	6,036,102	33.68	31.26	4,365,763
December 2012	1,912.90	1,804.00	284,161	1,915.50	1,811.00	6,073,882	34.87	33.03	3,342,786
January 2013	1,968.60	1,820.25	1,333,053	1,970.00	1,821.10	9,403,058	36.49	33.81	3,888,176
February 2013	1,958.00	1,727.40	4,35,011	1,961.00	1,725.10	8,459,315	36.73	32.43	4,851,312
March 2013	1,845.35	1,720.50	1,77,049	1,834.00	1,720.40	4,560,991	33.76	31.89	4,259,619

[1] *One ADR is equal to one equity share.*

11,280 record holders of ADRs evidencing 28,619,230 ADRs.

QUERIES AND REQUESTS RECEIVED FROM SHAREHOLDERS IN FY2013

Table 8 gives details of types of shareholder queries received and replied to during FY2013. Pending queries and requests were either received during the last week of March 2013, or were pending due to non-receipt of information/documents from the shareholders.

DATES AND VENUE OF LAST THREE ANNUAL GENERAL MEETINGS

Table 9 gives the details of date, time, location and business transacted through special resolution at last three Annual General Meetings. There is no proposal to conduct postal ballot for any matter in ensuing Annual General Meeting.

DISCLOSURE ON LEGAL PROCEEDINGS PERTAINING TO SHARES

There are five pending cases relating to disputes over title of the shares of the Company, in which the Company has been made a party. These cases, however, are not material in nature.

UNCLAIMED DIVIDENDS/INTEREST

Pursuant to Section 205A of the Companies Act, 1956, unclaimed dividends up to and including for the FY2005 have been transferred to the general revenue account of the Central Government/Investor Education and Protection Fund.

The dividends and interest on debentures for the following years, which remain unclaimed for seven years will be transferred to Investor Education and Protection Fund established by the Central Government under Section 205C of the Companies

TABLE 5 DISTRIBUTION OF SHAREHOLDINGS ON THE BASIS OF OWNERSHIP

	AS ON 31 MARCH 2013		AS ON 31 MARCH 2012		
	NO. OF SHARES	% OF TOTAL	NO. OF SHARES	% OF TOTAL	% CHANGE
Promoter's holding					
- Individuals	3,688,528	2.17	3,688,528	2.18	(0.01)[1]
- Companies	39,729,284	23.39	39,729,284	23.43	(0.04) [1]
Sub-Total	**43,417,812**	**25.56**	**43,417,812**	**25.61**	**(0.05)**
- Indian Financial Institutions	8,011,645	4.72	11,634,285	6.86	(2.14)
- Banks	253,670	0.15	73,546	0.04	0.11
- Mutual Funds	10,477,307	6.17	11,055,048	6.52	(0.35)
Foreign holdings					
- Foreign Institutional Investors	50,367,192	29.65	46,497,438	27.42	2.23
- Non Resident Indians	2,437,396	1.44	2,500,279	1.48	(0.04)
- ADRs/Foreign Nationals	28,622,630	16.85	28,518,365	16.82	0.03
Sub total	**100,169,840**	**58.98**	**100,278,961**	**59.14**	**(0.16)**
Indian Public and Corporates	26,248,823	15.46	25,863,573	15.25	0.21
Total	**169,836,475**	**100.00**	**169,560,346**	**100.00**	**0.00**

[1] Change in percentage due to further ESOP allotment.

TABLE 6 DISTRIBUTION OF SHAREHOLDING ACCORDING TO SHAREHOLDER CLASS AS ON 31 MARCH 2013

SHARES HELD	NO. OF SHAREHOLDERS	% OF SHAREHOLDERS	NO. OF SHARES HELD	% OF SHAREHOLDING
1–5,000	68,276	94.99	5,693,546	3.35
5,001–10,000	1,314	1.83	1,925,231	1.13
10,001–20,000	932	1.30	2,744,275	1.62
20,001–30,000	347	0.48	1,743,573	1.03
30,001–40,000	204	0.28	1,396,837	0.82
40,001–50,000	108	0.15	986,734	0.58
50,001–100,000	266	0.37	3,804,056	2.24
100,001and above	427	0.60	122,922,993	72.38
Total (Excluding ADRs)	**71,874**	**100.00**	**141,217,245**	**83.15**
Equity shares underlying ADRs[1]	1	0.00	28,619,230	16.85
Total	**71,875**	**100.00**	**169,836,475**	**100.00**

[1] Held by beneficial owners outside India.

TABLE 7 SHARES TRANSFERRED/TRANSMITTED IN PHYSICAL FORM	FY2013	FY2012
Number of transfers/transmissions	74	120
Number of shares	14,298	24,416

TABLE 8 SHAREHOLDER QUERIES AND REQUESTS RECEIVED AND REPLIED TO IN FY2013

S.NO.	NATURE OF LETTERS	OPENING BALANCE	RECEIVED	REPLIED	CLOSING BALANCE[1]
1	Change of address	-	172	172	-
2	Revalidation and issue of duplicate dividend warrants	26	1,617	1,590	53
3	Sub-division of shares (Exchange)	-	120	116	4
4	Share transfers	1	109	109	1
5	Transmission of shares	1	17	5	13
6	Split/Consolidation of shares	-	-	-	-
7	Stop transfers	-	22	22	-
8	Power of attorney registration	-	-	-	-
9	Change of bank mandate	-	98	98	-
10	Correction of name	-	3	3	-
11	Dematerialization of shares	7	415	418	4
12	Rematerialization of shares	-	-	-	-
13	Issue of duplicate share certificates of Dr. Reddy's	1	31	29	3
14	Issue of duplicate share certificates of ARL/SEFL/CDL	-	4	4	-
15	Letters & emails received from shareholders	3	857	852	8
16	Complaints received from Stock Exchanges/SEBI etc.	-	21	21	-

[1] The Company has since resolved all the shareholders' queries which were pending as on 31 March 2013.
The above table does not include those shareholders' disputes, which are pending in various courts.

TABLE 9 LAST THREE ANNUAL GENERAL MEETINGS

YEAR	DATE AND TIME	LOCATION	SPECIAL RESOLUTION(S) PASSED
2009–10	23 July 2010 at 11.30 A.M.	Grand Ball Room, Hotel Taj Krishna, Road No. 1, Banjara Hills, Hyderabad 500 034	No Special resolution was passed.
2010–11	21 July 2011 at 11.30 A.M.	Grand Ball Room, Hotel Taj Krishna, Road No. 1, Banjara Hills, Hyderabad 500 034	▪ Re-appointment of Dr. K Anji Reddy as Whole-Time Director designated as Chairman. ▪ Payment of commission and grant of stock options to Directors other than the Managing/ Whole-Time Directors.
2011–12	20 July 2012 at 11.30 A.M	Grand Ball Room, Hotel Taj Krishna, Road No. 1, Banjara Hills, Hyderabad 500 034	Extension of term of Dr. Reddy's Employees Stock Option Scheme, 2002.

TABLE 10 DATES OF TRANSFER OF UNCLAIMED DIVIDEND/INTEREST ON DEBENTURES

FINANCIAL YEAR	TYPE OF PAYMENT	DATE OF DECLARATION/PAYMENT	AMOUNT OUTSTANDING AS ON 31 MARCH 2013	DUE FOR TRANSFER ON
2005–2006	Final Dividend	28 July 2006	1,226,440	3 September 2013
2006–2007	Final Dividend	24 July 2007	2,240,970	30 August 2014
2007–2008	Final Dividend	22 July 2008	2,059,748	28 August 2015
2008–2009	Final Dividend	22 July 2009	3,238,763	28 August 2016
2009–2010	Final Dividend	23 July 2010	5,392,508	29 August 2017
2010–2011	Final Dividend	21 July 2011	5,890,140	27 August 2018
2011–2012	1st Year Debenture Interest	24 March 2012	2,086,518	23 March2019
2011–2012	Final Dividend	20 July 2012	7,734,238	26 August 2019
2012–2013	2nd Year Debenture Interest	23 March 2013	7,516,705	23 March 2020

Act, 1956. **Table 10** gives the transfer dates in this regard. Shareholders/debentureholders who have not claimed these dividends/interest are, therefore, requested to do so before they are statutorily transferred to the Investor Education and Protection Fund. Shareholders/debentureholders who have not encashed their dividend/interest warrants as specified in **Table 10** are requested to immediately approach M/s. Bigshare Services Private Limited, Hyderabad for the issue of duplicate warrant(s)/demand draft(s) in lieu of the original warrants.

NON-COMPLIANCE ON MATTERS RELATING TO CAPITAL MARKETS

There has been no instance of non-compliance by the Company relating to capital markets for the last three years.

FINANCIAL RESULTS ON COMPANY'S WEBSITE

The quarterly, half yearly and annual results of the Company are displayed on its website www.drreddys.com. Presentations to analysts, as and when made, are immediately placed on the website for the benefit of the shareholders and public at large. Apart from the above, the Company also regularly provides relevant information to the stock exchanges as per the requirements of the Listing Agreements.

The Company also sends the financial results to the shareholders, at their email addresses registered with the Company/Depositories.

INFORMATION ON DIRECTORS PROPOSED FOR RE-APPOINTMENT

The information is given in the Chapter on *Corporate Governance*.

QUERIES AT ANNUAL GENERAL MEETING

Shareholders desiring any information with regard to the accounts are requested to write to the Company at an early date so as to enable the management to keep the information ready. The queries relating to operational and financial performance may be raised at the Annual General Meeting.

The Company provides the facility of Investor-Helpdesk at the Annual General Meeting. Shareholders may post their queries relating to shares, dividends etc., at this Investor-Helpdesk.

PROCEDURE FOR CONVENING AN EXTRAORDINARY GENERAL MEETING

An Extraordinary General Meeting of the Company may be called on the requisition of shareholders. Such a requisition shall set out the matters of consideration for which the meeting is to be called on, signed by the requisitionists and deposited at the registered office of the Company.

Pursuant to the provisions of the Companies Act, 1956, members entitled to make requisition for an Extraordinary General Meeting with regard to any matter, shall be those who hold not less than one-tenth of the paid up share capital of the Company as on the date of the requisition carries the voting right in that matter.

PROCEDURE FOR NOMINATING A DIRECTOR ON THE BOARD

Pursuant to Section 257 of the Companies Act, 1956, any member intending to propose a person for appointment on the Board of the Company shall deposit a signed notice signifying candidature to the office of a Director, along with a deposit of ₹500 at the registered office of the Company, not less than fourteen days before the shareholders' meeting. All nominations are considered by the Nomination, Governance and Compensation Committee of the Board of Directors of the Company which entirely comprises of Independent Directors.

INFORMATION ON MEMORANDUM AND ARTICLES OF ASSOCIATION

The Memorandum and Articles of Association of the Company are available at the corporate website of the Company, www.drreddys.com.

CERTIFICATE FROM THE COMPANY SECRETARY

I, Sandeep Poddar, Company Secretary of Dr. Reddy's Laboratories Limited, hereby confirm that the Company has:

a. Complied with the provisions prescribed for Directors' Identification Number under Companies Act, 1956 and Director Identification Number Rules, 2006, as amended.
b. Maintained all the books of account and statutory registers prescribed under the Companies Act, 1956.
c. Filed all forms and returns and furnished all necessary particulars to the Registrar of Companies and/or concerned authorities as required under the Companies Act, 1956.
d. Conducted the Board meetings and Annual General Meeting as per the Companies Act, 1956 and the minutes thereof were properly recorded in the minutes books.
e. Effected share/debenture transfers and despatched the certificates within the time limit prescribed by various authorities.
f. Not exceeded the borrowing or investment limits.
g. Paid dividend to the shareholders and interest to the debentureholders within the prescribed time limit, transferred the unpaid dividend to the Investor Education and Protection Fund within the time limit and has also complied with the provisions of the Investor Education and Protection Fund (Uploading of information regarding unpaid and unclaimed amounts lying with companies) Rules, 2012.
h. Complied with the provisions of the Listing Agreements with the Stock Exchanges, applicable rules and regulations framed by the Securities and Exchange Board of India and the Companies Act, 1956, as may be applicable.

The certificate is given by the undersigned according to the best of his knowledge and belief, knowing fully that on the faith and strength of what is stated above, full reliance will be placed on it by the shareholders of the Company.

Sandeep Poddar
COMPANY SECRETARY

PLACE HYDERABAD
DATE 14 MAY 2013

FACILITY LOCATIONS IN INDIA

API MANUFACTURING FACILITIES

API HYDERABAD PLANT 1
Plot No. 137, 138
IDA Bollaram, Jinnaram Mandal
Medak District, Andhra Pradesh (AP)
Pin: 502 325

API HYDERABAD PLANT 2
Plot No. 75B, 105, 110 & 111
IDA Bollaram, Jinnaram Mandal
Medak District, AP, Pin: 502 325

API HYDERABAD PLANT 3
Plot No. 116, 116A & 126C & SY No. 157
IDA Bollaram, Jinnaram Mandal
Medak District, AP, Pin: 502 325

API HYDERABAD PLANT 4
Plot No. 9/A, 9/B, 22A, 22B & 22C
Phase – III, IDA Jeedimetla
Ranga Reddy District, AP, Pin: 500 055

API NALGONDA PLANT
Peddadevulapally
Tripuraram Mandal
Nalgonda District, AP, Pin: 508 207

API SRIKAKULAM PLANT
IDA Pydibheemavaram
Ransthal Mandal
Srikakulam District, AP, Pin: 532 409

API SRIKAKULAM PLANT (SEZ)
Sector No. 28 & 34
Devunipalavalasa Village
Ranastalam Mandal
Srikakulam District, AP, Pin: 532 409

FORMULATION MANUFACTURING FACILITIES

FORMULATIONS HYDERABAD PLANT 1
Plot No. 146
IDA Bollaram, Jinnaram Mandal
Medak District, AP, Pin: 502 320

FORMULATIONS HYDERABAD PLANT 2
S Y No. 42, 45, 46 & 54
Bachupally, Qutubullapur Mandal
Ranga Reddy District, AP, Pin: 500 123

FORMULATIONS HYDERABAD PLANT 3
S Y No. 41
Bachupally, Qutubullapur Mandal
Ranga Reddy District, AP, Pin: 500 123

FORMULATIONS YANAM PLANT
Ward-F, Block-4, Adavipolam
Yanam, Pondicherry, Pin: 533 464

FORMULATIONS BADDI PLANT 1
Khol, Nalagarh
Solan, Nalagarh Road
Baddi, Himachal Pradesh, Pin: 173 205

FORMULATIONS VIZAG SEZ PLANT
Plot No. P1-P9, Phase III
Duvvada, VSEZ, Visakapatanam
AP, Pin: 530 046

FORMULATIONS BADDI PLANT 2
Village Mauja Thana
Nalagarh Baddi Road, Baddi, District Solan
Himachal Pradesh, Pin: 173 205

FORMULATIONS SRIKAKULAM PLANT (SEZ)
Sector No. 9-13 & 17-20
Devunipalavalasa Village
Ranastalam Mandal
Srikakulam District, AP, Pin: 532 409

BIOLOGICS
Survey No. 47
Bachupally Village
Qutubullapur Mandal
Ranga Reddy District, AP, Pin: 500 123

RESEARCH AND DEVELOPMENT FACILITY

INTEGRATED PRODUCT DEVELOPMENT ORGANISATION (IPDO)
Bachupally Village
Qutubullapur Mandal
Ranga Reddy District, AP, Pin: 500 123

AURIGENE DISCOVERY TECHNOLOGIES LIMITED (ADTL), BANGALORE
39-40, KIADB Industrial Area,
Electronic City Phase II, Hosur Road
Bangalore, Karnataka, Pin: 560 100

ADTL, HYDERABAD
Bollaram Road, Miyapur
Hyderabad, AP, Pin: 500 049

TECHNOLOGY DEVELOPMENT CENTRE

TECHNOLOGY DEVELOPMENT CENTRE HYDERABAD 1
Bollaram Road, Miyapur
Hyderabad, AP, Pin: 500 049

TECHNOLOGY DEVELOPMENT CENTRE HYDERABAD 2
Plot 31A,
IDA, Jeedimetla
Hyderabad, AP, Pin: 500 050

FACILITY LOCATIONS OUTSIDE INDIA

KUNSHAN ROTAM REDDY PHARMACEUTICAL CO. LIMITED
No.258, Huang Pu Jiang (M) Road
Kunshan Development Zone
Jiangsu Province, P. R. China 215 300

API CUERNAVACA PLANT
INDUSTRIAS QUIMICAS FALCON DE MEXICO S.A. De C.V.
Carretera Federal Cuernavaca-Cuautla
KM 4.5 CIVAC, Jiutepec, Morelos
Mexico 62578

DR. REDDY'S LABORATORIES (UK) LIMITED
6, Riverview Road, Beverly, East Yorkshire
HU 17 OLD, United Kingdom

API MIRFIELD PLANT
DR. REDDY'S LABORATORIES (EU) LTD.
Steanard Lane, Mirfield, West Yorkshire,
WF 14,8HZ, United Kingdom

TECHNOLOGY DEVELOPMENT CENTRE CAMBRIDGE
CHIROTECH TECHNOLOGY LIMITED
410 Cambridge Science Park
Milton Road, Cambridge
CB4 0PE, United Kingdom

FORMULATIONS SHREVEPORT PLANT
DR. REDDY'S LABORATORIES LOUISIANA LLC
8800 Line Avenue, Shreveport
Louisiana 71106, USA

FORMULATIONS BRISTOL PLANT
DR. REDDY'S LABORATORIES TENNESSEE LLC
P.O. Box 9002, 201 Industrial Drive
Bristol, TN 37621-9002, USA

FORMULATIONS MIDDLEBURGH PLANT
DR. REDDY'S LABORATORIES NEW YORK INC.
1974 Route 145,
Middleburgh, New York 12122, USA

TECHNOLOGY DEVELOPMENT CENTRE LEIDEN
OCTOPLUS N.V.
Zernikedreef 12, 2333 CL Leiden,
The Netherlands

FIVE YEARS AT A GLANCE

IN ₹ MILLION, EXCEPT PER SHARE DATA					
INCOME STATEMENT DATA	2013	2012	2011	2010	2009
Revenues	116,266	96,737	74,693	70,277	69,441
Cost of revenues	55,687	43,432	34,430	33,937	32,941
Gross profit	**60,579**	**53,305**	**40,263**	**36,340**	**36,500**
as a % of revenues	52	55	54	52	53
OPERATING EXPENSES					
Selling, general and administrative expenses	33,584	28,867	23,689	22,505	21,020
Research and development expenses	7,674	5,911	5,060	3,793	4,037
Impairment loss on intangible assets	507	1,040	-	3,456	3,167
Impairment loss on Goodwill	181	-	-	5,147	10,856
Other Operating (income)/expenses, net	(2,479)	(765)	(1,115)	(569)	254
Total operating expenses	**39,467**	**35,053**	**27,634**	**34,332**	**39,334**
Results from operating activites	**21,112**	**18,252**	**12,629**	**2,008**	**(2,834)**
as a % of revenues	18	19	17	3	(4)
FINANCE COSTS, NET					
Finance income	1,478	1,227	173	369	482
Finance expenses	(1,018)	(1,067)	(362)	(372)	(1,668)
Finance (expense) / income, net	460	160	(189)	(3)	(1,186)
Share of profit of equity accounted investees, net of income tax	104	54	3	48	24
Profit/(loss) before income tax	**21,676**	**18,466**	**12,443**	**2,053**	**(3,996)**
Income tax (expense)	(4,900)	(4,204)	(1,403)	(985)	(1,172)
Profit/(loss) for the year	**16,776**	**14,262**	**11,040**	**1,068**	**(5,168)**
as a % of revenues	14	15	15	2	(7)
NET INCOME/(LOSS) PER EQUITY SHARE					
- Basic	98.8	84.2	65.3	6.3	(30.7)
- Diluted	98.4	83.8	65.0	6.3	(30.7)
Dividend declared per share of ₹5 (₹)	15.0	13.8	11.3	11.3	6.3
BALANCE SHEET DATA					
Cash and cash equivalents (net of bank overdraft)	5,054	7,379	5,660	6,545	5,378
Operating working capital*	41,710	35,189	25,194	16,009	21,831
Total assets	142,369	119,477	95,005	80,330	83,792
Total long-term debt, excluding current portion	12,625	16,335	5,271	5,385	10,132
Total stockholders' equity	73,105	57,444	45,990	42,915	42,045
ADDITIONAL DATA					
NET CASH PROVIDED BY/(USED IN)					
Operating activities	13,162	16,150	8,009	13,226	4,505
Investing activities	(13,943)	(18,665)	(8,658)	(6,998)	(3,472)
Financing activities	(1,638)	3,735	(377)	(5,307)	(2,527)
Effect of exchange rate changes on cash	94	499	141	246	(114)
Expenditure on property, plant and equipment & Intangible	(7,334)	(8,585)	(11,606)	(4,283)	(4,761)

(1) All figures are based on IFRS Financials.
** Operating working capital= Trade receivables + inventories – trade payables*

RATIO ANALYSIS

KEY FINANCIAL RATIOS					
PROFITABILITY RATIOS	FY2013	FY2012	FY2011	FY2010	FY2009
EBITDA/Turnover	24%	26%	22%	23%	22%
Gross Margin/Turnover	52%	55%	54%	52%	53%
- Global Generics	59%	63%	65%	60%	61%
- PSAI	32%	32%	26%	33%	30%
PAT/Turnover*	15%	16%	14%	13%	12%
ASSET PRODUCTIVITY RATIOS					
Fixed Asset Turnover	3.3	3.1	2.9	3.2	3.7
Total Assets Turnover	0.9	0.9	0.9	0.9	0.8
WORKING CAPITAL RATIOS					
Working Capital Days	154	154	134	130	128
Inventory Days	134	149	156	143	135
Debtors Days	90	81	72	69	56
Creditor Days	70	76	94	82	63
GEARING RATIOS					
Net Debt/Equity	0.20	0.24	0.39	0.10	0.37
Interest Coverage	21	18	42	29	11
VALUATION RATIOS					
Earnings per share	98	84	65	6	(31)
Book Value per share	429	338	271	253	250
Dividend Payout	0.2	0.2	0.2	1.8	-
Trailing Price/Earnings Ratio	17.1	19.6	28.7	18.9	15.8

(1) Fixed Asset Turnover: Net Sales / Avg Net Fixed Assets (Property, plant and equipment)
(2) Total Asset Turnover: Net Sales / Avg Net Assets
(3) Working Capital Days: Inventory Days + Receivable Days – Payable Days
*(4) Inventory Days: Average Inventory / Cost of Revenue * 365*
*(5) Receivable Day: Average Trade Receivables / Turnover * 365*
*(6) Payable Days: Average Trade Payables / Cost of Revenue * 365*
(7) Interest Cover Ratio: Earnings before interest and tax before exceptional items/finance expense
(8) Book Value per share: Equity/Outstanding equity shares
** PAT adjusted for non-cash impairment charge and other non-recurring costs*

SECRETARIAL AUDIT REPORT

THE BOARD OF DIRECTORS
DR. REDDY'S LABORATORIES LIMITED
8-2-337, BANJARA HILLS, ROAD NO. 3
HYDERABAD 500 034

I have examined the registers, records and documents of Dr. Reddy's Laboratories Limited ("the Company") for the financial year ended on 31 March 2013 according to the provisions of—

- The Companies Act, 1956 and the Rules made under that Act;
- The Depositories Act, 1996 and the Regulations and Bye-laws framed under that Act;
- The Securities Contracts (Regulation) Act, 1956 ('SCRA') and the Rules made under that Act;
- The following Regulations and Guidelines prescribed under the Securities and Exchange Board of India Act, 1992 ('SEBI Act'):
  - The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011;
  - The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992;
  - The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009;
  - The Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999;
  - The Securities and Exchange Board of India (Issue and Listing of Debt Securities) Regulations, 2008;
- The Equity Listing Agreements with Bombay Stock Exchange Limited, National Stock Exchange of India Limited, Debt Listing Agreements with National Stock Exchange of India Limited and Bombay Stock Exchange Limited and Listed Company Manual of New York Stock Exchange Inc.

1. Based on my examination and verification of the registers, records and documents produced to me and according to the information and explanations given to me by the Company, I report that the Company has, in my opinion, complied with the provisions of the Companies Act, 1956 ("the Act") and the Rules made under the Act and the Memorandum and Articles of Association of the Company, with regard to:

a. maintenance of various statutory registers and documents and making necessary entries therein;
b. closure of the Register of Members/ Debenture holders;
c. forms, returns, documents and resolutions required to be filed with the Registrar of Companies and Central Government;
d. service of documents by the Company on its Members, Debenture holders, Debenture Trustees, Auditors and the Registrar of Companies;
e. notice of Board meetings and Committee meetings of Directors;
f. the meetings of Directors and Committees of Directors including passing of resolutions by circulation;
g. the 28th Annual General Meeting held on 20 July 2012;
h. the Order of the Hon'ble High Court of Andhra Pradesh with regard to Scheme of Arrangement between the Company and its members for issue of bonus debentures;
i. minutes of proceedings of General meetings and of Board and its Committee meetings;
j. approvals of the Members, the Board of Directors, the Committees of Directors and government authorities, wherever required;
k. constitution of the Board of Directors/ Committee(s) of Directors and appointment, retirement and re-appointment of Directors including the Managing Director and Whole-time Directors;

l. payment of remuneration to the Directors including the Managing Director and Whole-time Directors;
m. appointment and remuneration of Auditors and Cost Auditors;
n. transfers and transmissions of the Company's shares and debentures, issue and allotment of shares and issue and delivery of original and duplicate certificates of shares and debentures;
o. payment of interest on debentures;
p. declaration and payment of dividends;
q. transfer of certain amounts as required under the Act to the Investor Education and Protection Fund;
r. borrowings and registration, modification and satisfaction of charges;
s. investment of the Company's funds including inter corporate loans and investments and loans to others;
t. giving guarantees in connection with loans taken by subsidiaries and associate companies;
u. form of Balance Sheet and Profit and Loss Account under the Act;
v. Board's Report;
w. contracts, common seal, registered office and publication of name of the Company;
x. generally, all other applicable provisions of the Act and the Rules made under that Act; and
y. the Company has not accepted any fixed deposits and hence provisions of Sections 58A and 58AA and Rules framed thereunder are not applicable to the Company.

2 I further report that:

a. the Directors have complied with the requirements as to disclosure of interests and concerns in contracts and arrangements, shareholdings/debenture holdings and directorships in other companies and interests in other entities;
b. the Directors have complied with the disclosure requirements in respect of their eligibility of appointment, their being independent and compliance with the Code of Business Conduct & Ethics for Directors and Management Personnel;
c. the Company has obtained all necessary approvals under the various provisions of the Act; and
d. there was no prosecution initiated and no fines or penalties were imposed during the year under review under the Companies Act, SEBI Act, SCRA, Depositories Act, Listing Agreement and Rules, Regulations and Guidelines framed under these Acts against/on the Company, its Directors and Officers.

3 I further report that the Company has complied with the provisions of the Depositories Act, 1996 and the Bye-laws framed thereunder by the Depositories with regard to dematerialisation/ rematerialisation of securities and reconciliation of records of dematerialised securities with all securities issued by the Company.

4 I further report that:

a. the Company has complied with the requirements under the Equity Listing Agreements entered into with the Bombay Stock Exchange Limited, the Debt Listing Agreements with National Stock Exchange of India Limited and Bombay Stock Exchange Limited and Listed Company Manual of New York Stock Exchange Inc.;
b. the Company has complied with the provisions of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 including the provisions with regard to disclosures and maintenance of records required under the Regulations;
c. the Company has complied with the provisions of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 including the provisions with regard to disclosures and maintenance of records required under the Regulations;
d. the Company has complied with the provisions of the Securities and Exchange Board of India (Issue and Listing of Debt Securities) Regulations, 2008 and Debenture Trust Deed with regard to the disclosure under the Deed.

Dr. K R Chandratre

PRACTICING COMPANY SECRETARY

CERTIFICATE OF PRACTICE NO. 5144

DATED 25 APRIL 2013

DIRECTORS' REPORT

Dear Members,

Your Directors are pleased to present the 29th annual report for the year ended 31 March 2013.

FINANCIAL HIGHLIGHTS

Table 1 gives the financial highlights of the Company for FY2013 as compared to previous financial year on Indian GAAP standalone basis.

DIVIDEND

Your Directors are pleased to recommend a dividend of ₹15 on every equity share of ₹5 each (300%) for FY2013. The dividend, if approved at the 29th Annual General Meeting, will be paid to those shareholders whose names appear on the register of members of the Company as on 16 July 2013.

The dividend would be tax-free in the hands of the shareholders.

SHARE CAPITAL

The paid-up share capital of your Company increased by ₹1.38 million in FY2013 due to the allotment of 276,129 equity shares on exercise of stock options by the eligible employees under Dr. Reddy's Employees Stock Option Scheme, 2002 and Dr. Reddy's Employees ADR Stock Option Scheme, 2007.

UNSECURED, REDEEMABLE, NON-CONVERTIBLE DEBENTURES

The bonus non-convertible debentures (NCDs) issued by the Company in FY2011 are listed on the Bombay Stock Exchange and the National Stock Exchange and rated LAA+ by ICRA.

During FY2013, the second year's interest on these NCDs was paid on due date.

CORPORATE GOVERNANCE AND ADDITIONAL INFORMATION TO SHAREHOLDERS

A detailed report on the corporate governance systems and practices of the Company is given in a separate section of the annual report 2012–13. Detailed information for the shareholders is given in Additional Shareholders' Information section.

MANAGEMENT DISCUSSION AND ANALYSIS

A detailed report on the Management Discussion and Analysis is provided as a separate section in the annual report.

BUSINESS RESPONSIBILITY REPORT

A detailed Business Responsibility report is given as a separate section in the annual report.

SUBSIDIARY COMPANIES

The Company has 50 subsidiaries as on 31 March 2013.

During FY2013, the Company has acquired 98.91% of the issued and subscribed share capital of OctoPlus N.V., Netherlands, an entity listed on the Amsterdam stock exchange. OctoPlus is a specialty pharmaceutical company focused on the development and manufacture of improved injectable pharmaceuticals based on proprietary drug delivery technologies that exhibit fewer side effects, improved patient convenience and a better efficacy/ safety balance than existing therapies. Subsequently, the shares of OctoPlus N.V. were delisted from the Amsterdam stock exchange w.e.f. 16 April 2013.

Further, subsidiaries of OctoPlus N.V., namely OctoShare BV, OctoPlus Development BV, OctoPlus Technologies BV, OctoPlus Science BV, OctoPlus PolyActive Science BV and Chienna BV also become the subsidiaries of the Company.

During FY2013, Reddy Pharmaceuticals Hongkong Limited, Hongkong; Dr. Reddy's Laboratories ILAC TICARET, Turkey; OOO Alfa, Russia; Trigenesis Therapeutics Inc., USA; and Dr. Reddy's Laboratories (Canada) Inc., Canada ceased to be subsidiaries of the Company.

FY2013 represents fiscal year 2012–13, from 1 April 2012 to 31 March 2013, and analogously for FY2012 and other such labeled years.

As per Section 212 of the Companies Act, 1956, the Company is required to attach the Directors' Report, Balance Sheet and Statement of Profit and Loss of the subsidiaries to the annual report.

The Ministry of Corporate Affairs, Government of India vide its circular No. 2/2011 dated 8 February 2011 has provided an exemption to companies from complying with Section 212, provided such companies publish the audited consolidated financial statements in their annual report. Accordingly, the annual report 2012–13 does not contain the financial statements of the subsidiaries. The audited annual accounts and related information of the subsidiaries, where applicable, will be made available for inspection during business hours at our registered office in Hyderabad, India. The same will also be published on the Company's website, www.drreddys.com.

The members, if desire, may write to the Company Secretary at Dr. Reddy's Laboratories Limited, 8-2-337, Road No. 3, Banjara Hills, Hyderabad 500 034 to obtain a copy of the financials of the subsidiary companies.

The consolidated financial statements, in terms of Clause 32 of the Listing Agreement and prepared in accordance with Accounting Standard 21 as specified in the Companies (Accounting Standards) Rules, 2006 also forms a part of this annual report.

DIRECTORS

On 15 March 2013, Dr. K Anji Reddy, Founder Chairman of the Company, passed away at Hyderabad. His mission in life was to provide affordable medicines to millions of patients worldwide while also innovating for healthier life. Under his leadership, the Company became a pioneer and trend setter in the Indian pharmaceutical industry.

Dr. Reddy also set-up the 'Dr. Reddy's Institute of Life Sciences' at Hyderabad, which is a public-private partnership with the Government of Andhra Pradesh for carrying out cutting edge research in Life Sciences. Critically aware of his responsibility to society, Dr. Reddy in the last decade was engaged in outcome based institutionalized philanthropy that positively impacted the lives of nearly 5 million underprivileged citizens, mainly children and youth.

The Board places on record its enormous appreciation for the contribution made by Dr. K Anji Reddy for creating and growing the Company.

Following the demise of Dr. K Anji Reddy, Founder Chairman, the Board of Directors, based on the recommendation of the Nomination, Governance and Remuneration Committee, has designated:

- Mr. G V Prasad as Chairman and Chief Executive Officer of the Company; and
- Mr. Satish Reddy as Vice Chairman in addition to his role of Managing Director and Chief Operating Officer.

TABLE 1 FINANCIAL HIGHLIGHTS IN ₹ MILLION

	FY2013	FY2012
Total revenue	85,757	68,215
Profit before depreciation and tax	20,660	15,603
Depreciation	3,128	3,011
Profit before tax	17,532	12,592
Tax expense	4,877	3,468
Net profit for the year	12,655	9,124
Add: Surplus at the beginning of the year	36,049	31,397
Total available for appropriation	48,704	40,521
Appropriations:		
Proposed dividend on equity shares	2,548	2,331
Tax on proposed dividend	433	378
Credit of dividend distribution tax	(4)	-
Dividend of previous years (including tax)	3	3
Debenture Redemption Reserve	845	848
Transfer to General Reserve	1,265	912
Balance carried forward	43,614	36,049

The above changes were effective 30 March 2013. The terms and conditions like remuneration, balance tenure and others relating to the appointment of Mr. G V Prasad and Mr. Satish Reddy, as approved by the shareholders at their annual general meetings held on 21 July 2011 and 20 July 2012, respectively, remain the same.

The disclosure regarding change in designations of Mr. G V Prasad, Chairman and CEO and Mr. Satish Reddy, Vice Chairman and Managing Director in this section of annual report may also be regarded as an abstract and memorandum of interest of Directors under Section 302 of the Companies Act, 1956.

As per Article 113 of the Articles of Association of the Company, Dr. Ashok S Ganguly, Dr. J P Moreau and Ms. Kalpana Morparia retire by rotation at the forthcoming Annual General Meeting scheduled to be held on 31 July 2013 and being eligible, seek re-appointment.

The brief profiles of Dr. Ashok S Ganguly, Dr. J P Moreau and Ms. Kalpana Morparia are given in the Corporate Governance section of the annual report for reference of the members.

AUDITORS

The statutory auditors of the Company, B S R & Co., Chartered Accountants, retire at the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept office of the statutory auditors for FY2014, if re-appointed. The Audit Committee and the Board of Directors recommend the re-appointment of B S R & Co. as statutory auditors of the Company for FY2014 for shareholders' approval.

COST AUDIT

Pursuant to Section 233B of the Companies Act, 1956, the Central Government has prescribed an audit of cost accounting records in respect of Pharmaceuticals business of the Company.

Based on the recommendations of the Audit Committee, and subject to the approval of the Central Government, the Board of Directors had appointed M/s. Sagar & Associates as cost auditors of the Company for FY2013. The cost audit report would be filed with the Central Government as per timeline.

The relevant cost audit reports for FY2012 were filed within the due date on

27 February 2013. The due date for filing these reports was 28 February 2013.

SECRETARIAL AUDIT

A secretarial audit for FY2013 was carried out by Dr. K R Chandratre, practicing Company Secretary. The secretarial audit report forms a part of the annual report.

The said secretarial audit report confirms that the Company has complied with all the applicable provisions of the Companies Act, 1956, Depositories Act, 1996, Equity and Debt Listing Agreements with the Stock Exchanges, Debenture Trust Deed, Securities Contracts (Regulation) Act, 1956 and all the regulations of Securities and Exchange Board of India (SEBI) as applicable to the Company, including the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 and the SEBI (Prohibition of Insider Trading) Regulations, 1992.

DIRECTORS' RESPONSIBILITY STATEMENT

In terms of Section 217(2AA) of the Companies Act, 1956, your Directors confirm as under:

1. In preparation of annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;
2. Accounting policies have been selected and applied consistently and judgments and estimates made, are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year 2012–13 and of profit of the Company for that period;
3. Proper and sufficient care has been taken to maintain adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;
4. Annual accounts have been prepared on a going concern basis.

TRANSFER OF UNPAID AND UNCLAIMED AMOUNTS TO IEPF

Pursuant to the provisions of Section 205A(5) of the Companies Act, 1956, the declared dividends, which remained unpaid or unclaimed for a period of seven years, have been transferred by the Company to the Investor Education and Protection Fund (IEPF) established by the Central Government pursuant to Section 205C of the said Act.

EMPLOYEES STOCK OPTION SCHEMES

The details of stock options as on 31 March 2013 under the "Dr. Reddy's Employees Stock Option Scheme, 2002" and the "Dr. Reddy's Employees ADR Stock Option Scheme, 2007", in terms of Guideline 12 of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, as amended, are set out in the **Annexure 1** to the Directors' Report.

PARTICULARS OF EMPLOYEES

Pursuant to the provisions of Section 217(2A) of the Companies Act, 1956 read with Companies (Particulars of Employees) Rules, 1975, as amended, the names and other particulars of employees are set out in the **Annexure 2** to the Directors' Report.

CONSERVATION OF ENERGY RESEARCH AND DEVELOPMENTS, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNING AND OUTGO

The particulars as prescribed under Section 217(1)(e) of the Companies Act, 1956, read with the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 are set out in the **Annexure 3** to the Directors' Report.

ACKNOWLEDGEMENT

Your Directors place on record their sincere appreciation for the significant contribution made by the employees through their dedication, hard work and commitment and the trust reposed on us by the medical fraternity and the patients. We also acknowledge the support and wise counsel extended to us by the analysts, bankers, government agencies, shareholders and investors at large. We look forward to having the same support in our endeavor to help people lead healthier lives.

For Dr. Reddy's Laboratories Limited

G V Prasad
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

PLACE HYDERABAD
DATE 14 MAY 2013

ANNEXURE 1

Pursuant to the provisions of Guideline 12 of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme), Guidelines, 1999, as amended, the details of stock options as on 31 March 2013 under the Dr. Reddy's Employees Stock Option Scheme, 2002 and the Dr. Reddy's Employees ADR Stock Option Scheme, 2007.

EMPLOYEE STOCK OPTION SCHEMES

S.NO.	DESCRIPTION	DETAILS	
		DR. REDDY'S EMPLOYEES STOCK OPTION SCHEME, 2002	DR. REDDY'S EMPLOYEES ADR STOCK OPTION SCHEME, 2007
1	Total Options granted	6,592,736	528,678
2	Pricing formula	Dr. Reddy's Employees Stock Option Scheme, 2002 provides for the grant of options in two categories:	Dr. Reddy's Employees ADR Stock Option Scheme, 2007 provides for the grant of options in two categories:
		Category A 505,939 stock options out of the total of 4,349,102 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and	**Category A** 382,695 stock options out of the total of 1,530,779 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
		Category B 3,843,163 stock options out of the total of 4,349,102 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., ₹5 per option).	**Category B** 1,148,084 stock options out of the total of 1,530,779 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., ₹5 per option).
		The fair market value of a share on each grant date falling under Category A above is defined as the weighted average closing price of the Company's equity shares for 30 days prior to the grant, in the stock exchange where there is highest trading volume during that period.	The fair market value of a share on each grant date falling under Category A above is defined as the closing price of the Company's equity shares on the trading day immediately preceding the date of grant, in the stock exchange where there is highest trading volume during that period.
3	Options vested as at 31 March 2013	71,296	4,328
4	Total Options exercised	2,223,468	281,111
5	Total number of shares arising as a result of exercise of options	2,223,468	281,111
6	Total Options lapsed	3,674,009	148,959
7	Variation of terms of Options	1. Members of the Company approved the amendment in Dr. Reddy's Employees Stock Option Scheme, 2002 at the Annual General Meeting held on 28 July 2004. The amendment enabled the Company to grant Stock Options in two categories of par value and fair market value. Before this amendment, the Scheme provided for grant of options at fair market value only.	1. Members of the Company approved the amendment in Dr. Reddy's Employees ADR Stock Option Scheme, 2007, at the Annual General Meeting held on 22 July 2008, to exercise the right to recover from the relevant employees, the fringe benefit tax, in respect of options granted to or vested or exercised by the eligible employees under provisions of the Income Tax Act, 1961.
		2. Members of the Company further approved the amendment in Dr. Reddy's Employees Stock Option Scheme, 2002 at the Annual General Meeting held on 27 July 2005. The amendment enabled the Company to grant options in the following categories:	
		Category A 300,000 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and	

EMPLOYEE STOCK OPTION SCHEMES (CONTINUED)

S.NO.	DESCRIPTION	DETAILS: DR. REDDY'S EMPLOYEES STOCK OPTION SCHEME, 2002	DETAILS: DR. REDDY'S EMPLOYEES ADR STOCK OPTION SCHEME, 2007
		Category B 1,995,478 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., ₹5 per option).	
		3. Members of the Company further approved the amendment in Dr. Reddy's Employees Stock Option Scheme, 2002, at the Annual General Meeting held on 22 July 2008, to exercise the right to recover from the relevant employees, the fringe benefit tax, in respect of options granted to or vested or exercised by the eligible employees under provisions of the Income Tax Act, 1961. Further, pursuant to changes in the work levels in the organization structure of the Company, the Members of the Company approved removing the grades and designations prescribed in the scheme.	
		The Government of India has abolished fringe benefit tax through the Finance Act, 2009. Under this Act the fringe benefit tax payable by the employer as a result of share based payments would be replaced by an income tax payable by the employees as a "perquisite" (as defined in the Indian Income Tax Act, 1961) based on the value of the underlying share as on the date of exercise of the options. Consequent to this abolishment and in furtherance of the resolution passed by the Company on 22 July 2008, management resolved to absorb the consequent perquisite tax for the options granted on or prior to 18 May 2008.	
8	Total Money realised by exercise of options	₹162,888,514	₹1,405,555
9	Total number of options in force	695,259	98,608
10	Employee wise details of options granted during the year to:		

S.NO.	DESCRIPTION	NAME	EXERCISE PRICE	NO. OF OPTIONS	NAME	EXERCISE PRICE	NO. OF OPTIONS
i	Senior managerial Personnel	Mr. Abhijit Mukherjee	Par Value	7,500	Dr. Raghav Chari	Par Value	4,000
		Mr. Saumen Chakraborty	Par Value	5,000			
		Mr. Umang Vohra	Par Value	5,000			
		Dr. Cartikeya Reddy	Par Value	4,000			
		Dr. Ananthanaryanan	Par Value	5,000			
		Mr. M V Ramana	Par Value	4,000			
		Mr. Samiran Das	Par Value	4,000			
		Dr. Amit Biswas	Par Value	4,000			
ii	Any other employee who receives a grant in any one year of option amounting to 5% or more of option granted during that year.	None			None		

S.NO.	DESCRIPTION	DETAILS	
		DR. REDDY'S EMPLOYEES STOCK OPTION SCHEME, 2002	DR. REDDY'S EMPLOYEES ADR STOCK OPTION SCHEME, 2007
iii	Identified employees who were granted option, during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the Company at the time of grant	None	None
11	Diluted Earnings Per Share (EPS) pursuant to issue of shares on exercise of option calculated in accordance with Accounting Standard (AS) 20 'Earnings Per Share'	₹74.17	
12	The difference between the employee compensation cost computed under Intrinsic Value Method and the employee compensation cost that shall have been recognized if the Company had used the Fair Value Methods and its impact on profits and on EPS of the Company	The employee Compensation Cost on account of ESOPs in the financial year 2012–13 based on Intrinsic Value Method is ₹421 million. Had the Company used the Fair Value Method, the ESOP cost in the financial year would have been ₹390 million, which would have a consequential impact on profit. However, there would not have been any significant adverse effect on the Profit and EPS, on using fair value method of accounting.	
13	Weighted-average exercise prices and weighted-average fair values of options for options whose exercise price either equals or exceeds or is less than the market price of the stock	Weighted average exercise price and weighted average fair value of the outstanding Fair Market Value options as on 31 March 2013 was ₹441 and ₹208 respectively. Weighted average exercise price and weighted average fair value of the outstanding Par Value options as on 31 March 2013 was ₹5 and ₹1,428 respectively.	
14	Description of the method and significant assumptions used during the year to estimate the fair values of options:	The Company has opted Intrinsic Value Method for accounting of Compensation Cost arising out of ESOPs. However for disclosures in para 12 above the following assumptions have been used:	
	(i) Risk-free interest rate	8.08% - 8.34%	
	(ii) Expected life	12 months to 48 months	
	(iii) Expected volatility	18.22% - 30.34%	
	(iv) Expected dividends	0.81%	
	(v) The price of the underlying share in market at the time of option grant	₹1,697.65	

ANNEXURE 2

Information required under Section 217(2A) of the Companies Act, 1956, read with Companies (Particulars of Employees) Rules, 1976 and forming part of the Directors Report for the year ended 31 March 2013.

S.NO.	NAME OF THE EMPLOYEE	AGE	DESIGNATION	GROSS REMUNERATION (₹)
EMPLOYED FOR THE FULL YEAR AND IN RECEIPT OF REMUNERATION MORE THAN ₹60 LACS PER ANNUM				
1	G V Prasad	53	Chairman and Chief Executive Officer	80,830,388
2	Satish Reddy	46	Vice-Chairman and Managing Director	79,652,644
3	Abhijit Mukherjee	55	President	23,654,351
4	Dr. R Ananthnarayanan	48	President	20,252,164
5	Saumen Chakraborty	52	President	18,889,200
6	Dr. Amit Biswas	53	Executive Vice President	11,587,929
7	Samiran Das	53	Executive Vice President	14,733,253
8	Dr. Cartikeya Reddy	43	Senior Vice President	14,023,251
9	K Ganesh	50	Senior Vice President	8,278,273
10	Dr. K V S Ram Rao	50	Senior Vice President	9,576,452
11	M V Ramana	45	Senior Vice President	13,689,105
12	Alok Mehrotra	45	Vice President	7,515,916
13	Atanu Roy	44	Vice President	7,458,670
14	Atul Dhavle	43	Vice President	7,101,520
15	Dr. Harshal P Bhagwatwar	50	Vice President	7,752,434
16	K P Gopala Krishnan	56	Vice President	9,248,753
17	Dr. K Vyas	55	Vice President	6,033,464
18	Kaushik Ray	41	Vice President	7,256,199
19	M V Narasimham	45	Vice President	6,412,284
20	M V S M A Raja	42	Vice President	8,041,413
21	Manoj Mehrotra	51	Vice President	8,168,715
22	Nicholas Cappuccino*	61	Vice President	15,145,737
23	P V Sankar Dass	51	Vice President	8,291,140
24	P Yugandhar	41	Vice President	7,897,206
25	Prabhakaran B Nair	48	Vice President	8,253,999
26	Rajeev Singh Raghuvanshi	48	Vice President	7,384,777
27	Rajorshi Ganguli	42	Vice President	6,678,771
28	Raju Subramanyam	47	Vice President	9,419,523
29	Dr. Raviraj Pillai	52	Vice President	7,844,461
30	Sanjay Mahadeo Gade	48	Vice President	6,239,960
31	Sanjay S Shetgar	44	Vice President	6,432,646
32	Singhai Sunil Chand	58	Vice President	8,538,455
33	Dr. V Narayana Reddy	50	Vice President	7,011,746
34	V V Parsuram	46	Vice President	6,506,393
35	Dr. V Venkateswarlu	53	Vice President	8,136,673
36	Dr. Vilas Dahanukar	47	Vice President	8,180,747
37	Zoher T Sihorwala	43	Vice President	6,992,663
38	Gautam Mohan Swaroop	35	Senior Director	6,738,980
39	Kacharu S Toshniwal	44	Senior Director	6,022,717
40	Poonam Raghuvanshi	49	Senior Director	7,093,920
41	Swaminathan Nathan*	44	Senior Director	14,004,211

QUALIFICATION	EXPERIENCE IN YEARS	DATE OF COMMENCEMENT	PARTICULARS OF LAST EMPLOYMENT
B. Sc. (Chem. Eng.), M.S. (Indl. Admn.)	29	30.06.1990	Promoter Director, Benzex Labs Pvt. Ltd.
B.Tech., M.S. (Medicinal Chemistry)	21	18.01.1993	Director, Globe Organics Ltd.
B.Tech. (Chem.)	33	15.01.2003	President, Atul Ltd.
B. Pharm., Ph.D.	25	06.08.2010	President, Aurosource, USA
B.Sc. (H), MBA-IIM	29	02.07.2001	Vice President, Tecumseh Products India Pvt. Ltd.
B.Tech. (Chem.), Masters (Polymer Sc.) Ph.D.	24	12.07.2011	Senior Vice President, Reliance Industries Ltd.
B.Tech. (Mech.)	31	15.06.2011	Executive Director, Pepsico, India
B.Tech., M.S., Ph.D.	22	20.07.2004	Senior Engineer, Genetech Inc.
B.Com., ACA	25	14.10.2005	Country Treasurer, Philips Electronics Ltd.
B.Tech, M.E., Ph.D.	20	03.04.2000	Sr. Manager, Vam Organic Chemicals Ltd.
MBA	20	15.10.1992	-
M.Tech.	20	05.04.2011	Head-QA, Reckitt Benckiser India Ltd.
B.Tech., MBA	19	18.07.2011	Country Manager, Hewlett Packard
B.E.	21	07.03.2011	Deputy Manager, Du Pont Fibres Ltd.
M.Pharm., M.S., Ph.D.	20	02.08.2004	Associate Director, Wockhardt Ltd.
B.E., P.G.D.P.M.	30	16.04.2003	General Manager, Sanmar Speciality Chemicals Ltd.
M.Sc., Ph.D.	33	15.07.1994	Post Doctoral Fellow, University of California
M.A., MBA	21	07.07.2008	Associate Vice President HR, Infosys Technologies Ltd.
B.Com, ACA, Inter ACS	22	12.06.2000	Executive Manager, Sanmar Group
M.Pharm.	19	03.02.1998	Product Manager, Intas Pharmaceuticals Ltd.
B.Tech, P.G.D.B.M.	16	25.07.2007	Vice President, SRF Ltd.
M.S., Ph.D., MBA	32	11.07.2011	CEO, Pharmaceutical Intellectual Resource Services LLC
B.Sc, DMM	31	07.10.1991	Product Executive, TDPL
M.M.S.	19	21.02.2001	Manager, Eli Lilly Ranbaxy Ltd.
M.Pharm., MBA	24	23.12.2008	Vice President, IPCA Laboratories Ltd.
M.Pharm, Ph.D.	24	22.04.2010	Director, Ranbaxy Research Lab.
B.Sc., P.G.D.P.M.I.R.	18	11.08.2004	Senior Officer, Bharat Petroleum Corporation Ltd.
B.Tech, M.M.	22	18.02.2008	Project Manager, E I Dupont India Pvt. Ltd.
M.S., Ph.D.	21	15.04.2010	Site Head, Perrigo Laboratories
M.Tech.	25	18.07.2011	Director, Pfizer Pharmaceutical India Pvt. Ltd.
M.Sc.	23	16.12.2002	Head-QA, Cipla Ltd.
M.Pharm.	35	19.02.2001	General Manager, Ranbaxy Laboratories Ltd.
M.A., Ph.D.	26	01.03.1990	APO, Novapon Ltd.
ACA, PG Diploma, AICWA	25	06.12.2000	Senior Manager, Tecumseh Products India Pvt. Ltd.
M.Pharm., Ph.D.	28	17.08.2005	Principal & Professor, Kakatiya University
M.Pharm., Ph.D.	19	12.06.2003	Senior Principal Scientist, Schering Plough
M.Pharm.	19	01.04.2008	Vice President, Glenmark Pharmaceutical Ltd.
MBA	11	01.11.2011	Associate Principal, McKinsey & Company, India
B.Tech.	22	05.04.2007	General Manager, Cadila Pharmaceuticals Ltd.
M.Pharm, Ph.D.	20	13.05.2010	Director, Ranbaxy Research Lab
B.Tech., ME, MBA	19	02.09.2011	Senior Director, Eli Lilly and Co.

S.NO.	NAME OF THE EMPLOYEE	AGE	DESIGNATION	GROSS REMUNERATION (₹)
EMPLOYED FOR THE PART OF THE YEAR AND IN RECEIPT OF AVERAGE REMUNERATION ABOVE ₹5 LACS PER MONTH				
42	Late Dr. K Anji Reddy	74	Chairman	113,314,502
43	Umang Vohra	42	Executive Vice President	12,920,886
44	Alok Sonig*	41	Senior Vice President	17,365,545
45	Dr. Julius Anthony Vaz	52	Senior Vice President	3,137,462
46	Ritha Chandrachud	49	Senior Vice President	2,648,443
47	Milind R Kulkarni*	51	Vice President	3,699,533
48	Vinod Kumar Trivedi*	53	Vice President	2,648,824
49	Padmanabhan Mani*	48	Vice President	1,547,159
50	Dr. Sanjay Chaturvedi	43	Vice President	6,190,492
51	N Thyagarajan	62	Senior Director	4,616,988
52	Vinayak Nerurkar	48	Senior Director	2,898,414
53	M R Syam Sundar	47	Director	1,844,082
54	Sanjay C Wagh	40	Director	1,361,104
55	Tamal Raha	43	Director	1,296,855

(1) All the above employments are contractual.
(2) Mr. G V Prasad and Mr. Satish Reddy are relatives within the meaning of Section 6 of the Companies Act, 1956.
(3) Late Dr. K Anji Reddy, Mr. G V Prasad and Mr. Satish Reddy are also eligible for commission on the net profits of the Company. The commission has been included in the remuneration specified above.
** Includes one time payment.*

ANNEXURE 3

FORM FOR DISCLOSURE OF PARTICULARS WITH RESPECT TO CONSERVATION OF ENERGY

FORM A POWER AND FUEL CONSUMPTION

1. ELECTRICITY	FY2013	FY2012
Purchased		
Unit	219,220,958	218,708,583
Total amount (₹)	1,359,301,040	909,082,508
Rate / unit (₹)	6.20	4.16
Own generation–through diesel generator set		
Unit	44,386,029	26,346,560
Units per ltr. of diesel oil	3.56	3.43
Rate / unit (₹)	13.56	12.26
2. COAL (USED IN BOILER)		
Quantity (tonnes)	72,806	69,246
Total Cost (₹)	405,895,221	335,110,423
Average rate (₹)	5,575	4,839
3. FURNACE OIL		
Quantity (K Lts.)	6,990	6,869
Total Cost (₹)	312,771,412	277,044,783
Rate / unit (₹)	44,747	40,334

TABLE 2 EXPENDITURE ON R&D

		FY2013	FY2012
A	Capital (₹ million)	391	430
B	Recurring (₹ million)	6,509	5,813
C	Total (₹ million)	6,900	6,243
Total R&D expenditure as a percentage of total turnover		**8.37%**	**9.36%**

QUALIFICATION	EXPERIENCE IN YEARS	DATE OF COMMENCEMENT	PARTICULARS OF LAST EMPLOYMENT
B.Sc. (Tech.), Ph.D.	43	24.02.1984	Managing Director, Standard Organics Ltd.
B.E., M.B.A.	18	18.02.2002	Manager, Pepsico, India
B.E., MBA	18	11.06.2012	Managing Director, Bristol Myers Squibb
M.B.B.S., M.D.	23	01.07.2009	Medical Director, Novo Nordisk Pharma India Ltd.
B.Sc., M.M.S.	27	14.07.2003	Sr. Director, Fulford (India) Ltd.
B.E.	27	27.09.2012	Vice President, Emcure Pharmaceutical Ltd.
B.Tech.	32	26.12.2012	Senior Vice President, Jubilant Life Sciences Ltd.
AICWA, ACA	22	22.01.2013	Assistant Vice President, Vodafone West Ltd.
M.Sc., Ph.D.	21	03.05.2010	General Manager, Dow Advanced Materials Division
B.Tech., PGDM	42	13.09.2007	Head-Projects, Jubilant Organosys Ltd.
M.Sc., Ph.D.	22	26.07.2004	Manager, Wallis Labs Ltd.
M.Pharm.	24	07.05.1999	Deputy Manager, Spic Pharma Ltd.
M.Pharm.	17	13.11.2006	Research Scientist, Lupin Ltd.
M.Sc., Ph.D.	13	19.09.2005	Senior Scientist, Intas Biopharma Ltd.

FORM B

Research and Development

1 Specific areas in which Research and Development (R&D) activities were carried out by the Company are:

Our research and development activities can be classified into several categories, which run parallel to the activities in our principal areas of operations:

- **Global Generics,** where our research and development activities are directed at the development of product formulations, process validation, bioequivalence testing and other data needed to develop the drugs that are equivalent to brand name products for sale in the emerging markets or whose patents and regulatory exclusivity periods have expired or are nearing expiration in the highly regulated markets of the United States and Europe. Global Generics also include our biologics business, where research and development activities are directed at the development of biologics products for the emerging as well as highly regulated markets. Our new biologics research and development facility caters to the highest development standards, including cGMP, Good Laboratory Practices and bio-safety level IIA

- **Pharmaceutical Services and Active Ingredients,** where our research and development activities concentrate on development of chemical processes for the synthesis of active pharmaceutical ingredients and intermediates ("API") for use in our Global Generics segment and for sales in the emerging and developed markets to third parties. Our research and development activities also support our custom pharmaceutical services business and enable us to leverage the strength of our process chemistry and finished dosage development expertise to target innovator as well as emerging pharmaceutical companies. The research and development is directed towards providing services to support the entire pharmaceutical value chain—from discovery all the way to the market

- **Proprietary Products,** where we are actively pursuing discovery and development of new molecules, sometimes referred to as "New Chemical Entity" or "NCEs" and Differentiated Formulations. Our research programs focus on the following therapeutic areas:
  - Pain
  - Anti-infectives
  - Dermatology

  We are focusing on an integrated research strategy to build a coherent pipeline of New Chemical Entities and Differentiated Formulations with critical mass and demonstrate repeated success in the chosen therapeutic area.

2 Benefits derived as a result of the R&D

- Development of new products
- Modification of existing manufacturing processes to achieve savings in cost of production
- Modification of existing manufacturing processes to reduce the time cycle
- Indian patents and US patents filings for protection of Intellectual Property generated during R&D

3 Future plan of action

Commercialisation of new products for which the products are under trials at development stage. Several new products have been identified after a thorough study of the market and the processes to manufacture these products will be developed in the R&D lab.

4 Expenditure on R&D

Expenditure on R&D is given in **Table 2**.

TECHNOLOGY ABSORPTION, ADAPTATION AND INNOVATION

Table 3 contains the details of technology absorption, adaptation and innovation.

FORM C

Foreign Exchange Earnings and Outgo

Please refer information given in the note nos. 2.33 and 2.34–Notes to financial statements.

TABLE 3 TECHNOLOGY ABSORPTION, ADAPTATION AND INNOVATION

1	Efforts, in brief, made towards technology absorption, adaptation and innovation	The Company has a full-fledged R&D division continuously engaged in research on new products and on process development of existing products. The Company has developed indigenous technology in respect of the products manufactured by it. As soon as the technology is developed for a product, it is tested in a Pilot Plant and thereafter commercial production is taken up. It is our philosophy to continuously upgrade the technology.
2	Benefits derived as a result of the above efforts, e.g., product improvement, cost reduction, product development, import substitution, etc.	Product quality improvements, cost reduction, product development, import substitution etc. The continuous upgradation and adoption of new technology has benefited the Company in the form of better production process, better yields, better quality of the end product and cost reduction.
3	In case of imported technology (imported during the last 5 years reckoned from the beginning of the financial year), following information may be furnished: a) Technology imported b) Year of import c) Has technology been fully absorbed d) If not fully absorbed, areas where this has not taken place, reasons therefore and future plans of action.	No Imported technology

IGAAP STANDALONE FINANCIAL STATEMENTS

To the Members of Dr. Reddy's Laboratories Limited

Report on the Financial Statements

We have audited the accompanying financial statements of Dr. Reddy's Laboratories Limited ("the Company") which comprises the balance sheet as at 31 March 2013, the statement of profit and loss and the cash flow statement for the year then ended and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation of these financial statements that give a true and fair view of the financial position, financial performance and cash flows of the Company in accordance with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956 ("the Act"). This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

(a) in the case of the balance sheet, of the state of affairs of the Company as at 31 March 2013;

(b) in the case of the statement of profit and loss, of the profit for the year ended on that date; and

(c) in the case of the cash flow statement, of the cash flows for the year ended on that date.

Report on Other Legal and Regulatory Requirements

1. As required by the Companies (Auditors' Report) Order, 2003 ("the Order"), as amended, issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Act, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the Order.

2. As required by Section 227(3) of the Act, we report that:

   (a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;

   (b) in our opinion proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

   (c) the balance sheet, the statement of profit and loss and the cash flow statement dealt with by this report are in agreement with the books of account;

   (d) in our opinion, the balance sheet, the statement of profit and loss and the cash flow statement comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956 to the extent applicable; and

   (e) on the basis of written representations received from the directors as on 31 March 2013, and taken on record by the Board of Directors, none of the director is disqualified as on 31 March 2013, from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956.

for **B S R & Co.**
Chartered Accountants
Firm Registration No.: 101248W

Natrajh Ramakrishna
Partner
Membership No.: 032815

Place : Hyderabad
Date : 14 May 2013

The Annexure referred to in the auditors' report to the members of Dr. Reddy's Laboratories Limited ("the Company") for the year ended 31 March 2013.

We report that:

i. (a) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets. The Company has a regular programme of physical verification of its fixed assets by which all fixed assets are verified in a phased manner over a period of 3 years. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets. No material discrepancies were noticed on such verification.

(b) Fixed assets disposed off during the year were not substantial and therefore do not affect the going concern assumption.

ii. (a) Inventories, except goods-in-transit and stocks lying with third parties have been physically verified by the management during the year. In our opinion the frequency of such verification is reasonable. For stocks lying with third parties at the year-end, written confirmations have been obtained.

(b) In our opinion, the procedures of physical verification of inventories followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

(c) The Company is maintaining proper records of inventory. No material discrepancies were noticed on verification between the physical stocks and the book records.

iii. (a) The Company has granted loans to ten subsidiary companies (of which 4 loans are interest free) covered in the register maintained under Section 301 of the Companies Act, 1956. The maximum amount outstanding during the year was ₹ 6,254 millions and the year-end balance of such loans was ₹ 5,549 millions.

(b) In our opinion, the rate of interest and other terms and conditions on which loans have been granted to companies listed in the register maintained under Section 301 of the Companies Act, 1956 are not, prima facie, prejudicial to the interest of the Company.

(c) In the case of loans granted to the companies listed in the register maintained under Section 301, where stipulations have been made, the borrowers have been regular in repaying the principal amounts as stipulated and in the payment of interest, wherever applicable.

(d) There is no overdue amount of more than ₹ 1 lakh in respect of loans granted to any of the companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956.

(e) The Company has not taken loans secured or unsecured from any companies, firms and other parties covered in the register maintained under Section 301 of the Companies Act, 1956.

iv. In our opinion and according to the information and explanations given to us, and having regard to the explanation that purchases of certain items of inventories are for the Company's specialized requirements and similarly certain goods sold are for the specialized requirements of the buyers and suitable alternative sources are not available to obtain comparable quotations, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of inventories and fixed assets and with regard to the sale of goods and services. We have not observed any major weakness in the internal control system during the course of the audit.

v. (a) In our opinion and according to the information and explanations given to us, the particulars of contracts or arrangements referred to in Section 301 of the Companies Act, 1956 have been entered in the register required to be maintained under that section.

(b) In our opinion, and according to the information and explanations given to us, the transactions made in pursuance of contracts and arrangements referred to in point (a) above and exceeding the value of ₹ 5 lakh with any party during the year, have been made at prices which are reasonable having regard to the prevailing market prices at the relevant time except for the purchases of certain items of inventories which are for Company's specialized requirements and similarly for sale of certain goods for the specialized requirements of the buyers and for which suitable alternative sources are not available to obtain comparable quotations. However, on the basis of information and explanations provided, the same appear reasonable.

vi. In our opinion, and according to the information and explanations given to us, the Company has complied with the provisions of Section 58A, Section 58AA or other relevant provisions of the Companies Act, 1956 and the rules framed there under/the directives issued by the Reserve Bank of India (as applicable) with regard to deposits accepted from the public. Accordingly, there have been no proceedings before the Company Law Board or National Company Law Tribunal (as applicable) or Reserve Bank of India or any Court or any other Tribunal in this matter and no order has been passed by any of the aforesaid authorities.

vii. In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

viii. We have broadly reviewed the books of account maintained by the Company pursuant to the rules prescribed by the Central Government for maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956, and are of the opinion that prima facie the prescribed accounts and records have been made and maintained. However, we have not made a detailed examination of the records.

ix. (a) According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted/accrued in the books of account in respect of undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income tax, Sales tax, Wealth tax, Service tax, Customs duty, Excise duty and other material statutory dues have been generally regularly deposited during the year by the Company with the appropriate authorities.

(b) According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income tax, Sales tax, Wealth tax, Service tax, Customs duty, Excise duty and other material statutory dues were in arrears as at 31 March 2013 for a period of more than six months from the date they became payable.

(c) According to the information and explanations given to us, the dues set out in Appendix - I in respect of Income tax, Sales tax, Service tax, Customs duty and Excise duty have not been deposited with the appropriate authorities on account of disputes.

x. The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses during the financial year and in the immediately preceding financial year.

xi. In our opinion and according to the information and explanations given to us, the Company has not defaulted in repayment of dues to its bankers or to any financial institutions or to debenture holders.

xii. The Company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

xiii. In our opinion and according to the information and explanations given to us, the Company is not a chit fund/nidhi/mutual fund/society.

xiv. According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments. Accordingly, clause 4(xiv) of the Order is not applicable.

xv. In our opinion and according to the information and explanations given to us, the terms and conditions on which the Company has given guarantees for loans taken by others from banks or financial institutions are not prejudicial to the interests of the Company.

xvi. In our opinion and according to the information and explanations given to us, the Company did not have any term loans during the year.

xvii. According to the information and explanations given to us and on an overall examination of the balance sheet of the Company, we are of the opinion that no funds raised on short-term basis have been used for long term investment.

xviii. The Company has not made any preferential allotment of shares to companies, firms or parties covered in the register maintained under Section 301 of the Companies Act, 1956.

xix. During the year ended 31 March 2011, the Company had issued unsecured debentures in accordance with the scheme of arrangement approved by the High Court of Andhra Pradesh, India. Accordingly, no security or charge in respect of such debentures has been created.

xx. During the year, the Company has not raised any money through public issue.

xxi. According to the information and explanations given to us, no material fraud on or by the Company has been noticed or reported during the course of our audit.

for **B S R & Co.**
Chartered Accountants
Firm Registration No.: 101248W

Natrajh Ramakrishna
Partner
Membership No.: 032815

Place : Hyderabad
Date : 14 May 2013

NAME OF THE STATUTE	NATURE OF DUES	AMOUNT IN ₹ MILLIONS	FORUM WHERE THE DISPUTE IS PENDING	PERIOD TO WHICH THE AMOUNT RELATES
Income Tax Act, 1961	Tax and Interest	639.82	Income Tax Appellate Tribunal	1992 – 2009
		170.63	Commissioner Appeals	2005 – 2006
		41.31	High Court, Andhra Pradesh	1990 – 1994
Central Excise Act, 1944	Duty	49.20	Additional Commissioner	2007 – 2013
		5.07	Assistant Commissioner	2002 – 2013
		74.20	CESTAT	1998 – 2011
		1,344.19	Commissioner	2001 – 2013
		35.31	High Court, Andhra Pradesh	2003 – 2008
	Interest	4.08	CESTAT	2003 – 2011
Customs Act, 1962	Duty	8.94	Additional Commissioner	2007
		22.53	Assistant Commissioner	2006 – 2009
		0.38	Commissioner	1999
		0.26	Deputy Commissioner	2003 – 2004
		17.91	Supreme Court	1992 – 1999
	Penalty	0.14	CESTAT	2003 – 2004
Andhra Pradesh Central Sales Tax Act, 1956	Tax	5.22	Appellate Deputy Commissioner	2008 – 2010
		7.49	Sales Tax Tribunal	2005 – 2008
Andhra Pradesh Value Added Tax Act, 2005	Tax	1.35	Appellate Deputy Commissioner	2010 – 2011
		128.55	Sales Tax Tribunal	2005 – 2011
	Penalty	3.14	Appellate Deputy Commissioner	2010 – 2011
		9.84	Sales Tax Tribunal	2005 – 2010
Bihar (PATNA) Commercial Taxes (Spl., Circle)	Tax	1.24	Assessing Officer	2005 – 2006
Gujarat Central Sales Tax Act, 1969 (API)	Tax	0.36	Appellate Deputy Commissioner	2006 – 2007
		7.56	Sales Tax Tribunal	2002 – 2006
Himachal Pradesh Value Added Tax Act, 2005	Tax	2.00	Sales Tax Tribunal	2006 – 2008
West Bengal Sales Tax Act, 1994 GST	Tax	0.24	Appellate Deputy Commissioner	2006 – 2007
Finance Act, 1994	CENVAT Credit of Service Tax	40.91	Additional Commissioner	2006 – 2013
		10.99	Assistant Commissioner	2006 – 2012
		438.29	CESTAT	2006 – 2011
		79.18	Commissioner	2004 – 2012
		1.91	Deputy Commissioner	2010 – 2012
	Penalty	0.25	Deputy Commissioner	2012
	Tax	21.76	Commissioner	2006 – 2007

Out of the total disputed dues, an amount of ₹ 186 million has been paid under protest for sales tax related matters, ₹ 7 million has been paid under protest for service tax related matters, ₹ 18 million has been paid for customs related matters, ₹ 239 million has been paid for excise related matters and ₹ 102 million has been paid for income tax related matters.

BALANCE SHEET

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

PARTICULARS	NOTE	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
EQUITY AND LIABILITIES			
Shareholders' funds			
Share capital	2.1	849	848
Reserves and surplus	2.2	76,985	66,330
		77,834	67,178
Non current liabilities			
Long term borrowings	2.3	63	5,130
Deferred tax liabilities, net	2.25	937	200
Other long term liabilities	2.4	28	63
Long term provisions	2.5	298	212
		1,326	5,605
Current liabilities			
Short term borrowings	2.3	15,828	10,204
Trade payables	2.6	7,678	7,334
Other current liabilities	2.4	13,011	9,844
Short term provisions	2.5	4,214	3,241
		40,731	30,623
	Total	119,891	103,406
ASSETS			
Non current assets			
Fixed assets			
Tangible assets	2.7	23,355	18,967
Intangible assets	2.7	515	1
Capital work-in-progress		4,232	6,176
Non current investments	2.8	21,826	22,707
Long term loans and advances	2.9	3,501	6,318
Other non current assets	2.15	209	-
		53,638	54,169
Current assets			
Current investments	2.10	1,966	2,070
Inventories	2.11	15,265	13,267
Trade receivables	2.12	29,639	19,435
Cash and bank balances	2.13	9,191	8,490
Short term loans and advances	2.14	8,885	5,298
Other current assets	2.15	1,307	677
		66,253	49,237
	Total	119,891	103,406
Significant accounting policies	1		
Notes to financial statements	2		

The accompanying notes are an integral part of financial statements

As per our report of even date attached
for **B S R & Co.**
Chartered Accountants
Firm Registration No.: 101248W
Natrajh Ramakrishna
Partner
Membership No.: 032815
Place : Hyderabad
Date : 14 May 2013

for **and on behalf of the Board of Directors**

G V Prasad	Chairman & Chief Executive Officer
K Satish Reddy	Vice Chairman & Managing Director
Saumen Chakraborty	President & Chief Financial Officer
Sandeep Poddar	Company Secretary

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

PARTICULARS	NOTE	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
INCOME			
Sales, gross		81,462	66,443
Less: Excise duty		(718)	(405)
Sales, net		**80,744**	**66,038**
Service income		388	530
License fees		1,315	110
Other operating revenue	2.16	1,893	719
Revenue from operations		**84,340**	**67,397**
Other income	2.17	1,417	818
Total revenue		**85,757**	**68,215**
EXPENSES			
Cost of material consumed (including packing material consumed)		22,773	17,386
Purchase of stock-in-trade (traded goods)		3,931	3,076
Changes in inventories of finished goods, work-in-progress and stock-in-trade	2.18	(1,006)	(1,048)
Conversion charges		592	505
Excise duty		636	534
Employee benefits expense	2.19	11,381	8,661
Finance costs	2.20	614	636
Depreciation and amortization expense	2.7	3,128	3,011
Research and development	2.21	6,509	5,813
Other expenses	2.22	19,444	15,124
Provision for other than temporary diminution in the value of long-term investements	2.42	223	1,925
Total expenses		**68,225**	**55,623**
Profit before exceptional and extraordinary items and tax		**17,532**	**12,592**
Exceptional items		-	-
Profit before extraordinary items and tax		**17,532**	**12,592**
Extraordinary Items		-	-
Profit before tax		**17,532**	**12,592**
Income taxes	2.23		
Current tax expense		4,140	4,275
Deferred tax expense / (benefit)		737	(807)
Profit for the year		**12,655**	**9,124**
Earnings per share	2.26		
Basic - Par value ₹ 5/- per share		74.54	53.83
Diluted - Par value ₹ 5/- per share		74.17	53.56
Number of shares used in computing earning per share			
Basic - Par value ₹ 5/- per share		169,778,214	169,470,729
Diluted - Par value ₹ 5/- per share		170,617,880	170,331,942
Significant accounting policies	1		
Notes to financial statements	2		

The accompanying notes are an integral part of financial statements

As per our report of even date attached
for **B S R & Co.**
Chartered Accountants
Firm Registration No.: 101248W
Natrajh Ramakrishna
Partner
Membership No.: 032815
Place : Hyderabad
Date : 14 May 2013

for **and on behalf of the Board of Directors**

G V Prasad Chairman & Chief Executive Officer
K Satish Reddy Vice Chairman & Managing Director
Saumen Chakraborty President & Chief Financial Officer
Sandeep Poddar Company Secretary

CASH FLOW STATEMENT

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	17,532	12,592
Adjustments:		
Depreciation and amortization expense	3,128	3,011
Provision for wealth tax	3	3
Dividend from mutual fund units	-	(2)
Stock compensation expense, net	421	403
Unrealised foreign exchange (gain) / loss, net	264	2,172
Profit on sale of current investments, net	(212)	(158)
Provision for decline in the value of non current investments, net of reversal	223	1,925
Dividend from subsidiaries and joint venture	(28)	-
Loss on sale of non current investments	6	-
Interest income	(933)	(614)
Finance costs	614	636
Loss on sale of fixed assets, net	9	33
Allowance for sales returns	829	485
Provision for inventory obsolescence	1,328	901
Provision for doubtful debts, net	45	103
Provision for doubtful advances, net	1,155	(87)
Operating cash flows before working capital changes	**24,384**	**21,404**
Increase in trade receivables	(10,571)	(1,418)
Increase in inventories	(3,326)	(3,536)
Increase/(decrease) in trade payables	355	(975)
Increase/(decrease) in other assets and liabilities, net	(4,196)	2,493
Cash generated from operations	**6,646**	**17,968**
Income taxes paid, net	(3,758)	(3,938)
Net cash provided by operating activities	**2,888**	**14,030**
CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES		
Purchase of fixed assets	(5,802)	(6,012)
Proceeds from sale of fixed assets	20	-
(Increase)/decrease in deposit accounts (having original maturity of more than three months) and other bank balances	(1,540)	(7,069)
Purchase of investments	(11,865)	(13,704)
Proceeds from sale of investments	12,626	11,780
Dividend from mutual fund units	-	2
Dividend from subsidiaries and joint venture	28	-
Loans and advances (given to)/repaid by subsidiaries, joint ventures and associates	416	3,118
Interest received	928	580
Net cash (used in) investing activities	**(5,189)**	**(11,304)**
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES		
Proceeds from issue of share capital	1	6
Repayment of long term borrowings	-	(2)
Proceeds from long term borrowings	-	2
Repayment of short term borrowings	(25,165)	(21,162)
Proceeds from short term borrowings	30,265	22,053
Interest paid	(875)	(629)
Dividend paid	(2,708)	(2,216)
Net cash from / (used in) financing activities	**1,518**	**(1,949)**
Net increase / (decrease) in cash and cash equivalents	(783)	777
Cash and cash equivalents at the beginning of the year (refer note 2.13)	1,400	641
Effect of exchange gain on cash and cash equivalents	(56)	(18)
Cash and cash equivalents at the end of the year (refer note 2.13)	**561**	**1,400**
Notes to the cash flow statement:		
Cash and cash equivalents at the end of the year (refer note 2.13)	561	1,400
Other bank balances (refer note 2.13)	8,630	7,090
Cash and bank balances at the end of the year (refer note 2.13)	**9,191**	**8,490**

As per our report of even date attached
for **B S R & Co.**
Chartered Accountants
Firm Registration No.: 101248W
Natrajh Ramakrishna
Partner
Membership No.: 032815
Place : Hyderabad
Date : 14 May 2013

for **and on behalf of the Board of Directors**

G V Prasad Chairman & Chief Executive Officer
K Satish Reddy Vice Chairman & Managing Director
Saumen Chakraborty President & Chief Financial Officer
Sandeep Poddar Company Secretary

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

a) Basis of preparation

The financial statements of Dr. Reddy's Laboratories Limited ("DRL" or "the Company") have been prepared and presented in accordance with Indian Generally Accepted Accounting Principles (IGAAP). IGAAP comprises accounting standards notified by the Central Government of India under Section 211 (3C) of the Companies Act, 1956, other pronouncements of Institute of Chartered Accountants of India, the relevant provisions of Companies Act, 1956 and guidelines issued by Securities and Exchange Board of India (SEBI). The financial statements are presented in Indian rupees rounded off to the nearest million.

b) Use of estimates

The preparation of the financial statements in conformity with IGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities on the date of the financial statements and reported amounts of revenues and expenses for the year. Examples of such estimates include estimation of useful life of tangible and intangible assets, assessment of recoverable amounts of deferred tax assets, provision for obligations relating to employees, provisions against litigations and impairment of assets. Actual results could differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Any revision to accounting estimates is recognised prospectively in the current and future periods.

c) Current and non current classification

All the assets and liabilities have been classified as current or non current as per the Company's normal operating cycle and other criteria set out in the Revised Schedule VI to the Companies Act, 1956.

Assets:

An asset is classified as current when it satisfies any of the following criteria:

a) it is expected to be realised in, or is intended for sale or consumption in, the Company's normal operating cycle;

b) it is held primarily for the purpose of being traded;

c) it is expected to be realised within 12 months after the reporting date; or

d) it is cash or cash equivalent unless it is restricted from being exchanged or used to settle a liability for at least 12 months after the reporting date.

Liabilities:

A liability is classified as current when it satisfies any of the following criteria:

a) it is expected to be settled in the Company's normal operating cycle;

b) it is held primarily for the purpose of being traded;

c) it is due to be settled within 12 months after the reporting date; or

d) the Company does not have an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

Current assets/liabilities include the current portion of non current financial assets/liabilities respectively. All other assets/liabilities are classified as non current.

d) Tangible fixed assets and depreciation

Fixed assets are carried at the cost of acquisition or construction less accumulated depreciation. The cost of fixed assets includes non refundable taxes, duties, freight and other incidental expenses related to the acquisition and installation of the respective assets.

Borrowing costs directly attributable to acquisition or construction of those fixed assets which necessarily take a substantial period of time to get ready for their intended use are capitalised. Borrowing costs are interest and other costs incurred by the Company in connection with the borrowing of funds.

Subsequent expenditure related to an item of tangible fixed asset is capitalised only if it increases the future benefits from the existing assets beyond its previously assessed standards of performance.

Advances paid towards acquisition of tangible fixed assets outstanding at each balance sheet date are shown under long term loans and advances. Cost of assets not ready for intended use, as on the balance sheet date, is shown as capital work-in-progress.

Depreciation on tangible fixed assets is provided using the straight-line method at the rates specified in Schedule XIV to the Companies Act, 1956 or based on the useful life of the assets as estimated by Management, whichever is higher. Depreciation is calculated on a pro-rata basis from the date of installation till the date the assets are sold or disposed. Individual assets costing less than ₹ 5,000/- are depreciated in full in the year of acquisition. Assets acquired on finance leases are depreciated over the period of the lease agreement or the useful life whichever is shorter. Leasehold improvements are depreciated over their estimated useful life, or the remaining period of lease, whichever is shorter.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 1: **SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

The Management's estimates of the useful lives for various categories of fixed assets are given below:

	Years
Buildings	
- Factory and administrative buildings	20 to 30
- Ancillary structures	3 to 10
Plant and machinery	3 to 15
Electrical equipment	5 to 15
Laboratory equipment	5 to 15
Furniture, fixtures and office equipment (other than computer equipment)	4 to 8
Vehicles	3 to 5
Computer equipment	3

Gains or losses from disposal of tangible fixed assets are recognised in the statement of profit and loss.

e) Intangible assets and amortisation

Intangible assets are recorded at the consideration paid for acquisition including any import duties and other taxes (other than those subsequently recoverable by the enterprise from the taxing authorities), and any directly attributable expenditure in making the asset ready for its intended use.

Intangible assets are amortised on a systematic basis over the best estimate of their useful lives, commencing from the date the asset is available to the Company for its use.

The Management estimates the useful lives for the various intangible assets as follows:

	Years
Product related intangibles	5 to 10
Technical know-how	10
Copyrights and Patents (including marketing / distribution rights)	3 to 10

An intangible asset is derecognised on disposal or when no future economic benefits are expected from its use and disposal. Gains or losses arising from the disposal of intangible assets are recognised in the statement of profit and loss.

f) Investments

Investments that are readily realisable and intended to be held for not more than 12 months from the date of acquisition are classified as current investments. All other investments are classified as non current investments.

Current investments are carried at the lower of cost and fair value. The comparison of cost and fair value is done separately in respect of each category of investment.

Non current investments are carried at cost less any other-than-temporary diminution in value, determined separately for each individual investment. The reduction in the carrying amount is reversed when there is a rise in the value of the investment or if the reasons for the reduction no longer exist. Any reduction in the carrying amount and any reversal in such reductions are charged or credited to the statement of profit and loss.

g) Inventories

Inventories are valued at the lower of cost and net realisable value. Net realisable value (NRV) is the estimated selling price in the ordinary course of the business, less the estimated costs of completion and the estimated costs necessary to make the sale. Cost of inventories comprises all cost of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location and condition. The cost of all categories of inventory is determined using weighted average cost method.

h) Research and development

Expenditure on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding is recognized as expense in the statement of profit and loss when incurred.

NOTE 1: **SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if:

- development costs can be measured reliably;
- the product or process is technically and commercially feasible;
- future economic benefits are probable; and
- the Company intends to and has sufficient resources to complete development and has the ability to use or sell the asset.

Expenditure incurred on fixed assets used for research and development is capitalised and depreciated in accordance with the depreciation policy of the Company.

i) Employee benefits

Defined benefit plans

The liability in respect of defined benefit plans and other post-employment benefits is calculated using the projected unit credit method and spread over the period during which the benefit is expected to be derived from employees' services, consistent with the advice of qualified actuaries. The long term obligations are measured at present value of estimated future cash flows discounted at rates reflecting the yields on risk free government bonds that have maturity dates approximating the terms of the Company's obligations. Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

All actuarial gains and losses arising during the year are recognized in the statement of profit and loss.

Defined contribution plans

The Company's contributions to defined contribution plans are charged to profit or loss as and when the services are received from the employees.

Compensated leave of absence

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize it in future periods or receive cash in lieu thereof as per Company policy. The Company records an obligation for compensated absences in the period in which the employee renders the services that increases this entitlement. The measurement of such obligation is based on actuarial valuation as at the balance sheet date carried out by a qualified actuary.

Employee stock option schemes

In accordance with the SEBI guidelines, the cost is calculated based on intrinsic value method i.e. the excess of the market price of shares, at the date prior to the day of grant of options under the Employee stock option schemes, over the exercise price is treated as employee compensation and amortised over the vesting period.

j) Foreign currency transactions and balances

Foreign currency transactions are recorded using the exchange rates prevailing on the dates of the respective transactions. Exchange differences arising on foreign currency transactions settled during the year are recognised in the statement of profit and loss.

Monetary assets and liabilities denominated in foreign currencies as at the balance sheet date are translated using the foreign exchange rates as at the balance sheet date. The resultant exchange differences are recognised in the statement of profit and loss. Non monetary assets and liabilities are carried at the rates prevailing on the date of transaction.

Exchange differences arising on a monetary item that, in substance, forms part of the Company's net investment in a non integral foreign operation are accumulated in a foreign currency translation reserve in the Company's financial statements. Such exchange differences are recognized in the statement of profit and loss in the event of disposal of the net investment.

k) Derivative instruments and hedge accounting

The Company uses foreign exchange forward contracts, option contracts and swap contracts (derivatives) to mitigate its risk of changes in foreign currency exchange rates and does not use them for trading or speculative purposes.

The premium or discount on foreign exchange forward contracts is amortized as income or expense over the life of the contract. The exchange difference is calculated and recorded in accordance with AS-11 (revised) in the statement of profit and loss. The changes in the fair value of foreign currency option and swap contracts are recognised in the statement of profit and loss as they arise. Fair value of such option and swap contracts is determined based on the appropriate valuation techniques considering the terms of the contract.

NOTE 1: **SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

Pursuant to ICAI Announcement "Accounting for Derivatives" on the early adoption of Accounting Standard AS-30 "Financial Instruments: Recognition and Measurement", the Company has adopted the Standard, to the extent that the adoption does not conflict with existing mandatory accounting standards and other authoritative pronouncements, Company law and other regulatory requirements.

Cash flow hedges

The Company classifies its derivative contracts that hedge foreign currency risk associated with highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded as part of reserves and surplus within the Company's "hedging reserve", and re-classified into the statement of profit and loss as revenue in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion is immediately recorded in the statement of profit and loss.

The Company also designates certain non derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for the hedge of foreign currency risk associated with highly probable forecasted transactions and, accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain/loss on such non derivative financial liabilities is recorded as part of reserves and surplus within the Company's "hedging reserve", and re-classified in the statement of profit and loss as revenue in the period corresponding to the occurrence of the forecasted transactions.

If the hedging instrument no longer meets the criteria for hedge accounting, gets expired or is sold, terminated or exercised before the occurrence of the forecasted transaction, the hedge accounting on such transaction is discontinued prospectively. The cumulative gain or loss previously recognized in hedging reserve continues to remain there until the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, the balance in hedging reserve is recognized immediately in the statement of profit and loss.

l) Revenue recognition

Sale of goods

Revenue from sale of goods is recognised when significant risks and rewards in respect of ownership of products are transferred to customers. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognized on delivery of products to customers from the factories of the Company. Revenue from domestic sales of formulation products is recognized upon delivery of products to stockists by clearing and forwarding agents of the Company. Revenue from export sales is recognized when the significant risks and rewards of ownership of products are transferred to the customers, which is based upon the terms of the applicable contract.

Revenue from product sales is net of returns, sales tax and applicable trade discounts and allowances.

Service Income

Service income is recognised as per the terms of contracts with customers when the related services are performed, or the agreed milestones are achieved.

License fee

The Company enters into certain dossier sales, licensing and supply arrangements with various parties. Some of these arrangements include certain performance obligations by the Company. Revenue from such arrangements is recognized in the period in which the Company completes all its performance obligations.

Dividend and interest income

Dividend income is recognised when the unconditional right to receive the income is established. Income from interest on deposits, loans and interest bearing securities is recognised on the time proportionate method.

Export entitlements

Export entitlements are recognised as reduction from cost of material consumed when the right to receive credit as per the terms of the scheme is established in respect of the exports made and where there is no significant uncertainty regarding the ultimate collection of the relevant export proceeds.

m) Income tax expense

Income tax expense comprises current tax and deferred tax charge or credit.

Current tax

The current charge for income taxes is calculated in accordance with the relevant tax regulations applicable to the Company.

Deferred tax

Deferred tax charge or credit reflects the tax effects of timing differences between accounting income and taxable income for the period. The deferred tax charge or credit and the corresponding deferred tax liabilities or assets are recognised using the tax rates that have been enacted or substantially enacted by the balance sheet date.

NOTE 1: **SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

Deferred tax assets are recognised only to the extent there is reasonable certainty that the assets can be realised in future; however, where there is unabsorbed depreciation or carry forward of losses, deferred tax assets are recognised only if there is a virtual certainty of realisation of such assets. Deferred tax consequences of timing differences that originate in the tax holiday period and reverse after the tax holiday period are recognised in the period in which the timing differences originate. Timing differences that originate and reverse within the tax holiday period are not considered for deferred tax purposes.

Deferred tax assets are reviewed at each balance sheet date and are written-down or written-up to reflect the amount that is reasonably/virtually certain (as the case may be) to be realised. Deferred tax assets and liabilities are offset where the Company has a legally enforceable right to set-off assets against liabilities representing current tax.

n) Earnings per share

The basic earnings per share ("EPS") is computed by dividing the profit after tax for the year by the weighted average number of equity shares outstanding during the year. For the purpose of calculating diluted earnings per share, profit after tax for the year and the weighted average number of shares outstanding during the year are adjusted for the effects of all dilutive potential equity shares. The dilutive potential equity shares are deemed converted as of the beginning of the period, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares).

o) Provisions and contingent liabilities

A provision is recognised when the Company has a present obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. Provisions are recognised at the best estimate of the expenditure required to settle the present obligation at the balance sheet date. Provisions are measured on an undiscounted basis.

Sales returns

The Company accounts for sales returns by recording an allowance for sales returns concurrent with the recognition of revenue at the time of a product sale. This allowance is based on the Company's estimate of expected sales returns. The estimate of sales returns is determined primarily by the Company's historical experience in the markets in which the Company operates.

Contingencies

A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made. Contingent assets are not recognised in the financial statements. However, contingent assets are assessed continually and if it is virtually certain that an inflow of economic benefits will arise, the asset and related income are recognised in the period in which the change occurs.

p) Impairment of assets

The Company assesses at each balance sheet date whether there is any indication that an asset may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets (Cash Generating Unit or CGU) that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

The recoverable amount of an asset or CGU is the greater of its value in use and its net selling price.

If such recoverable amount of the asset or the recoverable amount of the cash generating unit to which the asset belongs is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognised in the statement of profit and loss. If at the balance sheet date there is an indication that if a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the asset is reflected at the recoverable amount subject to a maximum of amortised historical cost.

q) Leases

The lease arrangement is classified as either a finance lease or an operating lease, at the inception of the lease, based on the substance of the lease arrangement.

Finance leases

A finance lease is a lease that transfers substantially all the risks and rewards incident to ownership of an asset. A finance lease is recognized as an asset and a liability at the

NOTE 1: **SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

commencement of the lease, at the lower of the fair value of the asset and the present value of the minimum lease payments. Initial direct costs, if any, are also capitalized and, subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Operating leases

Other leases are operating leases, and the leased assets are not recognized on the Company's balance sheet. Payments made under operating leases are recognized in the statement of profit and loss on a straight-line basis over the term of the lease.

NOTE 2: NOTES TO FINANCIAL STATEMENTS

2.1: SHARE CAPITAL

PARTICULARS	AS AT 31 MARCH 2013		AS AT 31 MARCH 2012	
Authorised				
240,000,000 (previous year: 240,000,000) equity shares of ₹ 5/- each		1,200		1,200
Issued				
169,836,675 (previous year: 169,560,546) equity shares of ₹ 5/- each fully paid-up		849		848
Subscribed and fully paid-up				
169,836,475 (previous year: 169,560,346) equity shares of ₹ 5/- each fully paid-up	849		848	
Add: Forfeited share capital (e)	-	849	-	848
		849		**848**

(a) Reconciliation of the equity shares outstanding is set out below:

PARTICULARS	AS AT 31 MARCH 2013		AS AT 31 MARCH 2012	
	NO. OF EQUITY SHARES	AMOUNT	NO. OF EQUITY SHARES	AMOUNT
Number of shares outstanding at the beginning of the year	169,560,346	848	169,252,732	846
Add: Share issued during the year	276,129	1	307,614	2
Number of shares outstanding at the end of the year	**169,836,475**	**849**	**169,560,346**	**848**

(b) Terms/rights attached to equity shares

The Company has only one class of equity shares having a par value of ₹ 5/- per share. Each holder of equity shares is entitled to one vote per share. The Company declares and pays dividends in Indian rupees. During the year ended 31 March 2013, the amount of per share dividend recognized as distributions to equity shareholders is ₹ 15/- (31 March 2012: ₹13.75/-). The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting.

(c) Details of shareholders holding more than 5% shares in the Company

PARTICULARS	AS AT 31 MARCH 2013		AS AT 31 MARCH 2012	
	NO. OF EQUITY SHARES HELD	% OF EQUITY SHARES HELD	NO. OF EQUITY SHARES HELD	% OF EQUITY SHARES HELD
Dr. Reddy's Holdings Limited	39,729,284	23.39	39,729,284	23.43
First State Investments Management (UK) Limited, First State Investments International Limited and their associates	9,667,791	5.69	466,942	0.28
Life Insurance Corporation of India and its associates	7,686,575	4.53	11,439,458	6.75

(d) 695,259 (previous year : 654,156) stock options are outstanding to be issued by the Company on exercise of the vested stock options in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Plan, 2002" and 98,608 (previous year : 117,899) stock options are outstanding to be issued by the Company on exercise of the vested stock options in accordance with the terms of exercise under the "Dr. Reddy's Employees ADR Stock Option Plan 2007".

(e) Represents 200 (previous year: 200) equity shares of ₹ 5/- each, amount paid-up ₹ 500/- (rounded off in millions in the note above) forfeited due to non-payment of allotment money.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.2: RESERVES AND SURPLUS

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
Capital reserve		
Balance at the beginning of the year	267	267
Movement during the year	-	-
	267	**267**
Securities premium account		
Balance at the beginning of the year	18,532	18,279
Add : Additions during the year on exercise of employee stock options	283	253
	18,815	**18,532**
Employee stock options outstanding		
Balance at the beginning of the year	547	393
Add : Amortization during the year, net of forfeiture	421	403
Less : Options exercised during the year	(283)	(249)
	685	**547**
General reserve		
Balance at the beginning of the year	9,852	8,940
Add : Transferred from surplus	1,265	912
	11,117	**9,852**
Foreign currency translation reserve (a)		
Balance at the beginning of the year	219	36
Movement during the year	154	183
	373	**219**
Hedging reserve		
Balance at the beginning of the year	(3)	25
Movement during the year	405	(28)
	402	**(3)**
Debenture redemption reserve		
Balance at the beginning of the year	867	19
Add: Transferred from surplus	845	848
	1,712	**867**
Surplus		
Balance at the beginning of the year	36,049	31,397
Add: Current year profit	12,655	9,124
Amount available for appropriation	48,704	40,521
Less: Appropriations:		
Proposed dividend on equity shares	2,548	2,331
Tax on proposed dividend	433	378
Dividend of previous years	3	3
Credit of dividend distribution tax (b)	(4)	-
Debenture redemption reserve	845	848
Transferred to general reserve	1,265	912
Balance carried forward	**43,614**	**36,049**
	76,985	**66,330**

(a) The foreign currency translation reserve comprises exchange difference on loans and advances that in substance form part of net investment in Lacock Holdings Limited, Cyprus (Lacock) (till 23 August 2011) and Industrias Quimicas Falcon de Mexico, S.A.de.C.V. (Mexico), non-integral foreign operations as defined in Accounting Standard (AS) - 11 (Revised 2003) on "Accounting for the Effects of Changes in foreign Exchange Rates". These exchange differences will be recognised in the statement of profit and loss in the event of disposal of such net investments.

(b) Credit of dividend distribution tax pertains to the availment of dividend distribution tax paid by Aurigene Discovery Technologies Limited, a subsidiary company on payment of preference dividend to the Company.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.3: BORROWINGS

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
A) Long term borrowings		
Secured		
Long term maturities of finance lease obligations (a)	35	5
Unsecured		
Debentures		
9.25% Redeemable Non convertible Debentures of ₹ 5/- each (b)	-	5,078
Deferred payment liabilities		
Sales tax deferment loan from the Government of Andhra Pradesh (interest free) (c)	28	47
	63	**5,130**
B) Short term borrowings		
Unsecured		
Packing credit loans (d)	15,786	10,204
Bank overdraft	42	-
	15,828	**10,204**

(a) Finance lease obligations are towards lease rentals payable for the vehicles leased by the Company. Lease rentals are paid in monthly instalment, with the last instalment due in November 2016.

(b) Debentures are due for redemption on 24 March 2014 and accordingly, the same are disclosed under other current liabilities as at 31 March 2013 (Refer note 2.40).

(c) Sales tax deferment loan is repayable in 10 instalments, with the last instalment due on 31 March 2019.

(d) Packing Credit loans for the current year comprised of USD / EUR denominated Foreign Currency Packing Credit loans carrying interest rates of LIBOR plus 50 - 125 bps and RUB denominated loans carrying fixed interest rate of 7.25% - 8.00% per annum and are repayable within 1 to 6 months from the date of drawdown. Packing Credit loans for the previous year comprised of USD / EUR denominated Foreign Currency Packing Credit loans carrying interest rates of LIBOR plus 100 - 150 bps or fixed rate of 2.21% - 3.06% per annum and were repayable within 1 to 6 months from the date of drawdown.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.4: OTHER LIABILITIES

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
A) Other long term liabilities		
Deferred revenue income	28	63
	28	**63**
B) Other current liabilities		
Current maturities of long term borrowings		
Finance lease obligations (a)	12	18
Sales tax deferment loan from the Government of Andhra Pradesh (interest free) (b)	19	2
9.25% Redeemable Non convertible Debentures of ₹ 5/- each (c)	5,078	-
Due to capital creditors	1,231	1,139
Payable to subsidiary companies, step down subsidiaries, joint ventures and associates	1,218	1,105
Interest accrued but not due on loan	19	18
Unclaimed dividends and debenture interest *	38	30
Accrued expenses	4,172	2,919
Salary and bonus payable	778	781
Derivative financial instrument liability	109	1,605
Due to statutory authorities	121	129
Advance from customers (subsidiary companies, step down subsidiaries, joint ventures and associates)	1	1,835
Others	215	263
	13,011	**9,844**

* Unclaimed amounts are transferred to Investor Protection and Education Fund after seven years from the due date.

(a) Finance lease obligations are towards minimum lease rentals payable before 31 March 2014 for the vehicles leased by the Company.

(b) The figures reflected for sales tax deferment loan are for instalments payable before 31 March 2014.

(c) Debentures are due for redemption on 24 March 2014 (Refer note 2.40).

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.5: PROVISIONS

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
A) Long term provisions		
Provision for employee benefits		
Compensated absences	209	146
Long service award benefit plan	89	66
	298	**212**
B) Short term provisions		
Provision for employee benefits		
Gratuity	168	22
Compensated absences	109	96
Long service award benefit plan	13	10
Other provisions		
Allowance for sales returns (a)	562	404
Proposed dividend	2,548	2,331
Tax on proposed dividend	433	378
Others	381	-
	4,214	**3,241**
(a) Details of changes in allowance for sales returns during the year are as follows:		
Balance at the beginning of the year	404	395
Provision made during the year	829	485
Provision used during the year	(671)	(476)
Balance at the end of the year	**562**	**404**

2.6: TRADE PAYABLES

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
Payable to third parties		
Due to micro, small and medium enterprises	236	1
Others	6,725	6,751
Payable to subsidiary companies, step down subsidiaries, joint ventures and associates	717	582
	7,678	**7,334**

(a) The principal amounts paid and that remaining unpaid as at 31 March 2013 in respect of enterprises covered under the "Micro, Small and Medium Enterprises Development Act, 2006" (MSMDA) are ₹ 3,014 (previous year: ₹ 3,405) and ₹ 236 (previous year: ₹ 1) respectively. The interest amount computed based on the provisions under Section 16 of the MSMDA of ₹ 0.02 (previous year: ₹ 0.03) is remaining unpaid as of 31 March 2013. The interest amount of ₹ 0.03 that remained unpaid as at 31 March 2012 was paid fully during the current year.

(b) The amount of interest due and payable for the period of delay in making payment (which have been paid but beyond the appointed day during the year) but without adding the interest specified under this Act is ₹ Nil (previous year: ₹ Nil).

(c) The list of undertakings covered under MSMDA was determined by the Company on the basis of information available with the Company and has been relied upon by the auditors.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.7: FIXED ASSETS

DESCRIPTION	GROSS BLOCK				DEPRECIATION / AMORTIZATION				NET BLOCK	
	AS AT 1 APRIL 2012	ADDITIONS	DELETIONS	AS AT 31 MARCH 2013	AS AT 1 APRIL 2012	FOR THE YEAR	DELETIONS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
Tangible assets										
Land	1,148	27	-	1,175	-	-	-	-	1,175	1,148
Buildings	7,012	2,356	-	9,368	1,291	306	-	1,597	7,771	5,721
Plant and machinery	17,213	3,745	381	20,577	8,831	1,788	374	10,245	10,332	8,382
Electrical equipment	2,536	565	21	3,080	1,173	297	20	1,450	1,630	1,363
Laboratory equipment	3,478	529	207	3,800	1,991	366	199	2,158	1,642	1,487
Furniture and fixtures	751	56	23	784	435	93	19	509	275	316
Office equipment	1,320	196	96	1,420	950	188	95	1,043	377	370
Vehicles										
Owned	446	7	50	403	281	68	42	307	96	165
Leased	60	64	29	95	45	22	29	38	57	15
Total tangible assets (A)	33,964	7,545	807	40,702	14,997	3,128	778	17,347	23,355	18,967
Intangible assets										
Customer contracts	243	-	-	243	243	-	-	243	-	-
Technical know how	459	-	-	459	459	-	-	459	-	-
Non-compete fees	228	-	-	228	228	-	-	228	-	-
Product related intangible	-	514	-	514	-	-	-	-	514	-
Copyrights and patents (including marketing / distribution rights)	184	-	-	184	183	-	-	183	1	1
Total intangible assets (B)	1,114	514	-	1,628	1,113	-	-	1,113	515	1
Total (A+B)	35,078	8,059	807	42,330	16,110	3,128	778	18,460	23,870	18,968
Previous year	30,250	5,097	269	35,078	13,340	3,011	241	16,110	18,968	

Note: Depreciation for the year includes depreciation amounting to ₹ 438 (previous year: ₹ 408) on assets used for research and development. During the year, Company incurred ₹ 391 (previous year: ₹ 430) towards capital expenditure for research and development.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.8 : NON CURRENT INVESTMENTS

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
I. QUOTED INVESTMENTS		
(a) Equity shares (fully paid-up)		
12,000 (previous year: 12,000) equity shares of ₹ 10/- each of State Bank of India (a)	3	3
TOTAL QUOTED NON CURRENT INVESTMENTS (I)	**3**	**3**
II. UNQUOTED INVESTMENTS		
Trade		
In Subsidiary Companies		
Equity shares (fully paid up)		
16,033 (previous year : 16,033) equity shares of Euro 1 each of Lacock Holdings Limited, Cyprus	16,146	16,146
75,640,410 (previous year : 75,640,410) ordinary shares of CHF 1 each of Dr.Reddy's Laboratories SA, Switzerland	2,951	2,951
2,377,826 (previous year : 2,377,826) equity shares of ₹ 10/- each of Idea2Enterprises India Private Limited, India	1,447	1,447
90,544,104 (previous year : 90,544,104) equity shares of ₹ 10/- each of Aurigene Discovery Technologies Limited, India	974	974
140,526,270 (previous year : 140,526,270) Series "A" shares of Peso 1 each of Industrias Quimicas Falcon de Mexico, S.A.de.C.V., Mexico	709	709
26,699,230 (previous year : 26,699,230) shares of Real $ 1 each of Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil	634	634
100 (previous year : 100) ordinary shares of Rand 1 each of Dr. Reddy's Laboratories (Proprietary) Limited, South Africa	512	512
5,566,000 (previous year : 5,566,000) ordinary shares of Euro 1 each of Reddy Pharma Iberia SA, Spain	321	321
34,022,070 (previous year : 34,022,070) equity shares of ₹ 10/- each of Dr. Reddy's Bio-sciences Limited, India	266	266
400,750 (previous year : 400,750) ordinary shares of US $ 10 each of Dr. Reddy's Laboratories Inc, U.S.A.	175	175
Nil (previous year : 1,362) ordinary shares of GBP 1 each of Dr. Reddy's Laboratories (EU) Limited, U.K. (f)	-	658
Equity shares of OOO Dr. Reddy's Laboratories Limited, Russia (b)	72	72
Nil (previous year : 206) equity shares of US $ 0.01 each of Trigenesis Therapeutics Inc, U.S.A. (d)	-	497
1,000,000 (previous year : 1,000,000) ordinary shares of Aus $ 1 each of Dr. Reddy's Laboratories (Australia) Pty. Limited., Australia	36	36
134,513 (previous year : 134,513) equity shares of ₹ 10/- each of Cheminor Investments Limited, India	1	1
2,500 (previous year : 2,500) ordinary shares of FF 100 each of Reddy Cheminor S.A., France	2	2
Equity shares of Dr. Reddy's Laboratories ILAC TICARET Limited SIRKETI, Turkey (b and c)	-	-
50,000 (previous year : 50,000) equity shares of ₹ 1/- each of Dr. Reddy's Pharma SEZ Limited	1	1
50,000 (previous year : 50,000) equity shares of ₹ 10/- each of DRL Impex Limited, India (formerly DRL Investments Limited)	1	1
Nil (previous year : 11,625,000) ordinary shares of HK$ 1 each of Reddy Pharmaceuticals Hong Kong Limited, Hong Kong (d)	-	58
Equity shares of OOO Alfa, Russia (formerly OOO JV Reddy Biomed Limited) (b and c)	-	7
1,131,646 (previous year : 500,000) equity shares of US $ 1 each of Reddy Antilles N.V., Netherlands	52	45
	24,300	**25,513**
Less: Provision for decline, other than temporary, in the value of non current investments:		
Reddy Pharma Iberia, Spain	(321)	(321)
Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil	(633)	(633)
Lacock Holdings Limited, Cyprus	(2,100)	(2,100)
Reddy Pharmaceuticals Hong Kong Limited, Hong Kong (d)	-	(58)
Trigenesis Therapeutics Inc, U.S.A. (d)	-	(275)
TOTAL UNQUOTED TRADE INVESTMENTS IN EQUITY SHARES OF SUBSIDIARY COMPANIES, NET (A)	**21,246**	**22,126**
Preference shares (fully paid up)		
14,750,000 (previous year : 14,750,000) 8% cumulative redeemable preference shares of ₹ 10/- each of Aurigene Discovery Technologies Limited, India	147	147
TOTAL UNQUOTED TRADE INVESTMENTS IN PREFERENCE SHARES OF SUBSIDIARY COMPANIES (B)	**147**	**147**
In joint venture		
Equity shares held in Kunshan Rotam Reddy Pharmaceutical Co. Limited, China (b)	429	429
TOTAL UNQUOTED TRADE INVESTMENTS IN EQUITY SHARES OF JOINT VENTURE COMPANIES (C)	**429**	**429**

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.8: NON CURRENT INVESTMENTS (CONTINUED)

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
Unquoted trade investments (continued)		
In other companies		
Equity shares (fully paid-up)		
Ordinary shares of Roubles 1,000 each of Biomed Russia Limited, Russia (b)	66	66
200,000 (previous year : 200,000) ordinary shares of ₹ 10/- each of Altek Engineering Limited, India	2	2
8,859 (previous year : 8,859) equity shares of ₹ 100/- each of Jeedimetla Effluent Treatment Limited, India	1	1
24,000 (previous year : 24,000) equity shares of ₹ 100/- each of Progressive Effluent Treatment Limited, India	2	2
20,250 (previous year : 20,250) equity shares of ₹ 10/- each of Shivalik Solid Waste Management Limited, India (e)	-	-
	71	**71**
Less: Provision for decline, other than temporary, in the value of non current investments	(70)	(69)
TOTAL UNQUOTED TRADE INVESTMENTS IN EQUITY SHARES OF OTHER COMPANIES, NET (D)	**1**	**2**
TOTAL UNQUOTED NON CURRENT INVESTMENTS (II) (A+B+C+D)	**21,823**	**22,704**
TOTAL NON CURRENT INVESTMENTS, NET (I + II)	**21,826**	**22,707**
Aggregate cost of quoted investments	3	3
Aggregate cost of unquoted investments	24,947	26,160
Market value of quoted investments	25	25

(a) In respect of shares of State Bank of India, the share certificates were misplaced during transfer/lost in transit. The Company has initiated necessary legal action at the appropriate courts.

(b) Shares held in Kunshan Rotam Reddy Pharmaceutical Co. Limited, China, OOO Alfa, Russia (formerly OOO JV Reddy Biomed Limited), OOO Dr. Reddy's Laboratories Limited, Russia, Dr. Reddy's Laboratories ILAC TICARET Limited SIRKETI, Turkey and Biomed Russia Limited, Russia are not denominated in number of shares as per the laws of the respective countries.

(c) Equity shares held by the Company in Dr. Reddy's Laboratories ILAC TICARET Limited SIRKETI, Turkey and OOO Alfa, Russia (formerly OOO JV Reddy Biomed Limited) were sold during the year ended 31 March 2013.

(d) Reddy Pharmaceuticals Hong Kong Limited, Hong Kong and Trigeneiss Therapeutics Inc, USA were dissolved during the year ended 31 March 2013.

(e) Represents 20,250 (previous year : 20,250) equity shares of ₹ 10/- each of Shivalik Solid Waste Management Limited, India amounting to ₹ 202 thousands (previous year : ₹ 202 thousands) (rounded off in millions in the note above).

(f) During the year ended 31 March 2013, Dr. Reddy's Laboratories (EU) Limited, U.K executed buy-back of its shares held by the Company.

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.9: LONG TERM LOANS AND ADVANCES

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
(Unsecured)		
Considered good		
Loans and advances to wholly owned subsidiaries (b)	2,722	5,775
Capital advances for purchase of fixed assets	384	200
Security Deposits	382	330
Other advances	13	13
Considered doubtful		
Loans and advances to wholly owned subsidiaries	1,224	76
Others	8	8
	4,733	**6,402**
Less: Provision for doubtful loans and advances	(1,232)	(84)
	3,501	**6,318**

(a) The settlement of loans and advances to wholly owned subsidiaries is neither planned nor likely to occur in the next twelve months. Loans given to Reddy Antilles N.V., Netherlands, Dr. Reddy's Laboratories Romania SRL, Romania, Cheminor Investments Limited, India and Dr. Reddy's Bio-sciences Limited, India are interest free. Other loans carry the following rates of interest:

Loan to	Interest rate per annum
Dr. Reddy's Laboratories (Proprietary) Limited, South Africa	6%
Lacock Holdings Limited, Cyprus	4.75%
DRL Impex Limited, India (formerly DRL Investments Limited)	1.75%
Dr. Reddy's Laboratories (Australia) Pty Limited, Australia	6%
Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil	6%

(b) Loans and advances to wholly owned subsidiaries comprise:

PARTICULARS	BALANCE AS AT		MAXIMUM AMOUNT OUTSTANDING AT ANY TIME DURING THE YEAR ENDED	
	31 MARCH 2013	31 MARCH 2012	31 MARCH 2013	31 MARCH 2012
DRL Impex Limited, India (formerly DRL Investments Limited) (d)	2,593	2,549	2,593	2,730
Reddy Antilles N.V., Netherlands	282	264	282	289
Dr. Reddy's Laboratories (Australia) Pty Limited, Australia	541	475	541	475
Dr. Reddy's Laboratories Romania SRL, Romania	22	22	22	22
Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil	263	232	263	261
Reddy Pharma Iberia SA, Spain (Advance towards investment)	245	-	245	-
Lacock Holdings Limited, Cyprus (e)	-	695	695	3,928
Industrias Quimicas Falcon de Mexico, S.A. de C.V., Mexico (f)	-	1,604	1,848	1,604
Dr. Reddy's Laboratories (Proprietary) Limited, South Africa (c)	-	10	10	10
Cheminor Investments Limited, India (c)	-	-	-	-
Dr. Reddy's Bio-sciences Limited, India (c)	-	-	-	-
Aurigene Discovery Technologies Limited	-	-	-	9
	3,946	**5,851**		

(c) Amounts in ₹ Thousands (rounded off in millions in the note above)

PARTICULARS	BALANCE AS AT	
	31 MARCH 2013	31 MARCH 2012
Cheminor Investments Limited, India	7	7
Dr. Reddy's Bio-sciences Limited, India	485	485
Dr. Reddy's Laboratories (Proprietary) Limited, South Africa	38	9,920
	530	**10,412**

(d) During the current year, consequent to the decline in expected cash flows of some of the products forming part of Global generics portfolio, the Company assessed the recoverability of money advanced to DRL Impex Limited. Accordingly, the Company has created a provision for doubtful advances of ₹ 775 and recorded the same as part of other expenses in the statement of profit and loss.

(e) Lacock Holdings Limited, Cyprus, repaid the outstanding loan amount during the year ended 31 March 2013.

(f) The settlement of loans and advances to Industrias Quimicas Falcon de Mexico, S.A. de C.V., Mexico is likely to occur in the next twelve months. Accordingly, the same is classified under short term loans and advances.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.10: CURRENT INVESTMENTS

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
Current investments at cost or fair value whichever is less		
Quoted investments		
In Mutual Funds		
Nil (previous year: 910,106.56) units of BSL Cash Manager Institutional Plan	-	155
Nil (previous year: 347,674.86) units of UTI Market Fund	-	415
Nil (previous year: 30,289,629.44) units of IDFC Money Manager Fund	-	500
Nil (previous year: 19,212,000.58) units of Reliance Liquid Fund	-	500
Nil (previous year: 22,536,633.30) units of Reliance Medium Term Fund	-	500
21,802,761.32 (previous year: Nil) units of Birla SunLife Dynamic Bond Fund	400	-
10,061,940.12 (previous year: Nil) units of Kotak Scheme Plan A	340	-
25,173,517.46 (previous year: Nil) units of IDFC Dynamic Bond Plan	350	-
15,060,265.96 (previous year: Nil) units of UTI	191	-
19,176,190.84 (previous year: Nil) units of Reliance Dynamic Bond Fund	300	-
137,543.89 (previous year: Nil) units of IDFC Cash Fund Growth Regular Plan	195	-
94,755.81 (previous year: Nil) units of SBI Magnum Insta Cash Fund Liquid Floater Growth	190	-
Total quoted current investments	**1,966**	**2,070**
Market value of quoted investments	2,010	2,080

2.11: INVENTORIES

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
(Valued on weighted average basis)		
Raw materials	7,052	5,746
Goods-in-transit	6	21
Less: Provision for obsolete and slow moving	(792)	(461)
Net	**6,266**	**5,306**
Work-in-progress	5,827	4,954
Less: Provision for obsolete and slow moving	(678)	(492)
Net	**5,149**	**4,462**
Finished goods	2,477	2,042
Less: Provision for obsolete and slow moving	(415)	(105)
Net	**2,062**	**1,937**
Stock-in-trade (goods acquired for trading)	821	650
Less: Provision for obsolete and slow moving	(95)	(119)
Net	**726**	**531**
Stores and spares	488	450
Less: Provision for obsolete and slow moving	(84)	(52)
Net	**404**	**398**
Packing materials	812	717
Less: Provision for obsolete and slow moving	(154)	(83)
Net	**658**	**633**
	15,265	**13,267**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.12: TRADE RECEIVABLES

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
(Unsecured)		
Receivables outstanding for a period exceeding six months		
Considered good	796	169
Considered doubtful	190	202
Others		
Considered good	28,843	19,266
	29,829	**19,637**
Less: Provision for doubtful debts	(190)	(202)
	29,639	**19,435**

2.13: CASH AND BANK BALANCES

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
Cash on hand	4	4
Bank balances		
In current accounts	557	794
In EEFC accounts	-	102
In term deposit accounts (maturity less than 3 months)	-	500
Cash and cash equivalents (A)	**561**	**1,400**
In unclaimed dividend accounts	28	23
In unclaimed fractional share pay order accounts	1	1
In unclaimed debenture interest account	10	7
In term deposit accounts (maturity more than 3 months but less than 12 months)	8,591	7,059
Other bank balances (B)	**8,630**	**7,090**
Total cash and bank balances (A+B)	**9,191**	**8,490**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.14: SHORT TERM LOANS AND ADVANCES

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
(Unsecured)		
Considered good		
Advances to material suppliers	723	525
Loans and advances to employees	131	148
Advance tax (net of provision for income taxes ₹ 17,246; previous year: ₹ 13,107)	251	523
Balances with statutory / government authorities	5,470	3,765
Prepaid expenses	241	151
Loans and advances to a wholly owned subsidiary company (a)	1,848	-
Other advances	221	186
Considered doubtful		
Other advances recoverable in cash or in kind or for value to be received	56	58
	8,941	**5,356**
Less: Provision for doubtful loans and advances	(56)	(58)
	8,885	**5,298**

(a) Comprises of loan given to Industrias Quimicas Falcon de Mexico, S.A. de C.V., Mexico, Company's wholly owned subsidiary at an interest rate of MXN TIIE 28d plus 1.5% per annum.

2.15: OTHER ASSETS

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
A) Non current assets		
Other bank balances in deposits where maturity period is beyond 12 months	209	-
	209	**-**
B) Current assets		
Considered good		
Claims receivable	50	66
Interest accrued but not due	39	34
Derivative financial asset	544	-
Other receivables from wholly owned subsidiary companies and step down subsidiary companies:		
Aurigene Discovery Technologies Limited, India	7	41
Reddy Antilles N.V., Netherlands	16	15
Dr. Reddy's Bio-sciences Limited, India	68	69
Dr. Reddy's Laboratories, Inc., USA	14	-
Industrias Quimicas Falcon de Mexico, S.A. de C.V., Mexico	5	10
Dr. Reddy's Laboratories S.A., Switzerland	331	344
Dr. Reddy's Laboratories (Australia) Pty Limited, Australia	92	85
Betapharm Arzneimittel GmbH, Germany	118	-
Idea2Enterprises (India) Private Limited, India	3	4
Dr. Reddy's Srl, Italy	20	8
Chirotech Technology Limited, U.K.	-	1
	1,307	**677**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.16: OTHER OPERATING REVENUE

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
Sale of spent chemicals	588	381
Scrap sales	122	100
Royalty income from subsidiary	-	53
Income from settlement of litigation (Refer note 2.39)	1,112	-
Miscellaneous income	71	185
	1,893	**719**

2.17: OTHER INCOME

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
Interest income		
On fixed deposits	690	303
On loans to subsidiaries and joint venture	230	301
On other deposits	13	10
Dividend from mutual fund units	-	2
Dividend from subsidiaries and joint venture (a)	28	-
Profit on sale of current investments, net	212	158
Miscellaneous income	244	44
	1,417	**818**

(a) Preference dividend received from Aurigine Discoveries Technologies Limited, India.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.18: CHANGES IN INVENTORIES OF FINISHED GOODS, WORK-IN-PROGRESS AND STOCK-IN-TRADE

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013		FOR THE YEAR ENDED 31 MARCH 2012	
Opening				
Work-in-progress	4,462		3,578	
Finished goods	1,938		1,802	
Stock-in-trade	531	6,931	503	5,883
Closing				
Work-in-progress	5,149		4,462	
Finished goods	2,062		1,938	
Stock-in-trade	726	7,937	531	6,931
		(1,006)		**(1,048)**

2.19: EMPLOYEE BENEFITS EXPENSE

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
Salaries, wages and bonus	9,438	7,156
Contribution to provident and other funds	567	353
Staff welfare expenses	955	749
Stock compensation expense, net	421	403
	11,381	**8,661**

2.20: FINANCE COSTS

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
Interest expense	631	622
Other borrowing costs	24	14
Mark to market (gain) / loss on interest rate swap	(41)	-
	614	**636**

2.21: RESEARCH AND DEVELOPMENT EXPENSES

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
Personnel costs	1,579	1,512
Clinical trial expenses	1,200	1,281
Material / consumables / spares	1,825	1,728
Legal and professional charges	192	143
Power and fuel	153	101
Other expenses	1,560	1,048
	6,509	**5,813**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.22: OTHER EXPENSES

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
Consumption of stores and spare parts	1,015	767
Advertisements	866	597
Commission on sales	181	215
Carriage outward	2,492	2,004
Other selling expenses	4,130	3,434
Repairs and maintenance		
Buildings	150	127
Plant and machinery	519	1,126
Others	712	535
Power and fuel	2,826	1,775
Legal and professional	2,107	1,545
Travel and conveyance	836	602
Non executive directors' remuneration	60	54
Directors' sitting fees	2	1
Foreign exchange loss, net	308	779
Communication	254	232
Rent	249	157
Rates and taxes	147	107
Donations	175	163
Printing and stationery	109	95
Insurance	215	120
Bank charges	52	56
Loss on sale of fixed assets, net	9	33
Loss on sale of non current investments	6	-
Auditors' remuneration		
Audit fees	10	10
Other matters	1	1
Out of pocket expenses	3	3
Provision for doubtful debts, net	45	103
Provision for doubtful advances, net	1,155	(87)
Other general expenses	810	570
	19,444	**15,124**

2.23: INCOME TAXES

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
Current tax expense		
Domestic taxes	4,140	3,444
MAT credit utilisation / (entitlement)	-	831
	4,140	**4,275**
Deferred tax expense / (benefit)		
Domestic taxes	737	(807)
	737	**(807)**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.24: COMMITMENTS AND CONTINGENT LIABILITIES

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
Contingent liabilities:		
Guarantees:		
(a) Issued by the Company on behalf of subsidiaries, associates and joint ventures	16,274	17,039
Claims against the Company not acknowledged as debts in respect of:		
(a) Income tax matters, pending decisions on various appeals made by the Company and by the Department	446	432
(b) Excise matters (including service tax), under dispute	301	250
(c) Sales tax matters, under dispute	379	237

(d) The Company has received demand for payment to the credit of the Drug Prices Equalisation Account under Drugs (Price Control) Order, 1995 for few of its products which are being contested. Based on its best estimate, the Company has made a provision in its books of account towards the potential liability related to the principal and interest amount demanded under the aforesaid order and believes that possibility of any liability that may arise on account of penalty on this demand is not likely.

(e) The Andhra Pradesh Electricity Regulatory Commission (the "APERC") has passed various orders approving the levy of Fuel Surcharge Adjustment ("FSA") charges for the period from 1 April 2008 to 31 December 2012 by power distribution companies from all the consumers of electricity in the state of Andhra Pradesh, India. The Company filed separate Writs of Mandamus before the High Court of Andhra Pradesh (the "High Court") challenging and questioning the validity and legality of this levy of FSA charges by the APERC for various periods.

The Company, after taking into account all of the available information and legal provisions, has recorded an amount of ₹ 233 as the potential liability towards FSA charges. The total amount approved by APERC for collection by the power distribution companies from the Company in respect of FSA charges for the period from 1 April 2008 to 31 December 2012 is approximately ₹ 473. As of 31 March 2013, the Company paid, under protest, an amount of ₹ 84 demanded by the power distribution companies as part of monthly electricity bills. The Company remains exposed to additional financial liability should the orders passed by the APERC be upheld by the Courts.

(f) The Company, along-with many other pharmaceutical companies in Andhra Pradesh, has received various notices from the Andhra Pradesh Pollution Control Board (the "APP Control Board) to show cause as to why action should not be initiated against it for violations under the Indian Water Pollution Act and the Indian Air Pollution Act. Furthermore, the APP Control Board issued orders to the Company to (i) stop production of all new products at the Company's manufacturing facilities in Hyderabad, India without obtaining a "Consent for Establishment", (ii) not manufacture products at such facilities in excess of certain quantities specified by the APP Control Board and (iii) furnish a bank guarantee (similar to a letter of credit) totalling to ₹12.5.

The Company appealed the APP Control Board orders to the Andhra Pradesh Pollution Appellate Board (the "APP Appellate Board"). The APP Appellate Board first stayed the APP Control Board orders and subsequently modified the orders, permitting the Company to file applications for Consents for Establishment and to increase the quantities of existing products which could be manufactured beyond that permitted by the APP Control Board, while requiring the Company not to manufacture new products at the specified facilities without the permission of the APP Control Board. The APP Appellate Board also reduced the total value of the Company's bank guarantee required by the APP Control Board to ₹ 6.25.

The APP Appellate Board passed its order on 20 October 2012 in favour of the Company and observed that pollution load has to be determined on the basis of the level of effluents after treatment, and not at the time of generation. The APP Appellate Board set a three month time frame for the state government to make a decision on the proposal made by the pharmaceutical manufacturing industry to reconsider the state executive orders with respect to a ban on manufacture of pharmaceutical products beyond the approved quantities. The state government has not yet issued its decision.

The APP Control Board issued further notices on 6 December 2012 and 28 February 2013 to the Company seeking certain clarifications regarding the list of products, pollution (water and air) and compliance with Consent for Operation and Consent for Establishment pertaining to Company's four active pharmaceutical ingredients manufacturing units. After submission of necessary clarifications by the Company, the APP Control Board forfeited the bank guarantee amounting to ₹ 1 for two of the Company's units while releasing the bank guarantee of ₹ 0.25 for third unit. Further, the APP Control Board directed the Company to furnish an additional bank guarantee of ₹ 8 for the aforesaid two units. The Company is in the process of challenging the orders of APP Control Board before the Appellate Authority.

(g) Additionally, the Company is involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. Except as discussed above, the Company does not believe that there are any such contingent liabilities that are expected to have any material adverse effect on its financial statements.

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
Commitments:		
Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	2,783	2,231

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.25: DEFERRED TAXATION

Deferred tax liability, net included in the balance sheet comprises of the following:

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
Deferred tax assets		
Trade receivables	80	56
Other long term liabilities and current liabilities	227	747
Short term loans and advances	18	18
	325	**821**
Deferred tax liability		
Excess of depreciation allowable under Income tax law over depreciation provided in accounts	(1,262)	(1,021)
	(1,262)	**(1,021)**
Deferred tax liability, net	**(937)**	**(200)**

2.26: EARNINGS PER SHARE (EPS)

The computation of EPS is set out below:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
Earnings		
Profit for the year	**12,655**	**9,124**
Shares		
Number of shares at the beginning of the year	169,560,346	169,252,732
Add: Equity shares issued on exercise of vested stock options	276,129	307,614
Total number of equity shares outstanding at the end of the year	169,836,475	169,560,346
Weighted average number of equity shares outstanding during the year – Basic	**169,778,214**	**169,470,729**
Add: Weighted average number of equity shares arising out of outstanding stock options (net of the stock options forfeited) that have dilutive effect on the EPS	839,666	861,213
Weighted average number of equity shares outstanding during the year – Diluted	**170,617,880**	**170,331,942**
Earnings per share of par value ₹ 5/- – Basic (₹)	74.54	53.83
Earnings per share of par value ₹ 5/- – Diluted (₹)	74.17	53.56

2.27: RELATED PARTY DISCLOSURES

a. List of all subsidiaries and other related parties with whom transactions have taken place during the current and previous year:

Subsidiaries including step down subsidiaries

1. Aurigene Discovery Technologies (Malaysia) Sdn Bhd;
2. Aurigene Discovery Technologies Inc., USA;
3. Aurigene Discovery Technologies Limited, India;
4. beta Institut gemeinnützige GmbH, Germany (formerly beta institute fur sozialmedizinische Forschung und Entwicklung GmbH);
5. betapharm Arzneimittel GmbH, Germany;
6. Cheminor Investments Limited, India;
7. Chienna B.V., Netherlands (from 15 February 2013);
8. Chirotech Technology Limited, UK;
9. Dr. Reddy's Bio-sciences Limited, India;
10. Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil;
11. Dr. Reddy's Laboratories (Australia) Pty. Limited, Australia;
12. Dr. Reddy's Laboratories (EU) Limited, UK;

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.27: RELATED PARTY DISCLOSURES (CONTINUED)

13. Dr. Reddy's Laboratories (Proprietary) Limited, South Africa;
14. Dr. Reddy's Laboratories Inc., USA;
15. Dr. Reddy's Laboratories International SA, Switzerland;
16. Dr. Reddy's Laboratories Lousiana LLC, USA;
17. Dr. Reddy's Laboratories Romania SRL, Romania;
18. Dr. Reddy's Laboratories SA, Switzerland;
19. Dr. Reddy's New Zealand Limited, New Zealand (formerly Affordable Health Care Limited);
20. Dr. Reddy's Pharma SEZ Limited, India;
21. Dr. Reddy's Srl, Italy (formerly Jet Generici Srl);
22. Dr. Reddy's Laboratories New York, Inc., USA (from 24 May 2011);
23. Dr. Reddy's Laboratories (Canada) Inc., Canada (till 20 September 2012);
24. Dr. Reddy's Laboratories (UK) Limited, UK;
25. Dr. Reddy's Laboratories ILAC TICARET Limited SIRKETI, Turkey (till 04 December 2012);
26. Dr. Reddy's Laboratories Tennessee LLC, USA;
27. Dr. Reddy's Laboratories LLC, Ukraine (from 11 May 2011);
28. Dr. Reddy's Venezuela C.A., Venezuela;
29. DRL Impex Limited, India (formerly DRL Investments Limited);
30. Eurobridge Consulting B.V., Netherlands;
31. Idea2Enterprises (India) Private Limited, India;
32. Industrias Quimicas Falcon de Mexico, S.A. de.C.V., Mexico;
33. I-Ven Pharma Capital Limited, India;
34. Lacock Holdings Limited, Cyprus;
35. OctoPlus Development B.V., Netherlands (from 15 February 2013);
36. OctoPlus N.V., Netherlands (from 15 February 2013);
37. OctoPlus PolyActive Sciences B.V., Netherlands (from 15 February 2013);
38. OctoPlus Sciences B.V., Netherlands (from 15 February 2013);
39. OctoPlus Technologies B.V., Netherlands (from 15 February 2013);
40. OctoShare B.V., Netherlands (from 15 February 2013);
41. OOO Alfa, Russia (formerly OOO JV Reddy Biomed Limited) (till 16 July 2012);
42. OOO Dr. Reddy's Laboratories Limited, Russia;
43. OOO DRS LLC, Russia;
44. Promius Pharma LLC, USA (formerly Reddy Pharmaceuticals LLC);
45. Reddy Antilles N.V., Netherlands;
46. Reddy beta GmbH, Germany (formerly beta Healthcare Solutions GmbH);
47. Reddy Cheminor S.A., France;
48. Reddy Holding GmbH, Germany;
49. Reddy Netherlands B.V., Netherlands;
50. Reddy Pharma Iberia SA, Spain;
51. Reddy Pharma Italia S.p.A., Italy;
52. Reddy Pharmaceuticals Hong Kong Limited, Hong Kong (till 19 October 2012);
53. Reddy US Therapeutics Inc., USA; and
54. Trigenesis Therapeutics Inc., USA (till 04 December 2012).

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.27: RELATED PARTY DISCLOSURES (CONTINUED)

Associates

Macred India Private Limited, India (from 19 July 2010 till 24 February 2012)	Enterprise in which the Company holds 20% of equity shares

Joint ventures

Kunshan Rotam Reddy Pharmaceutical Company Limited ("Reddy Kunshan"), China	Enterprise over which the Company exercises joint control with other joint venture partners and holds 51.33% of equity shares
DRANU LLC, USA (from 9 July 2012)	Enterprise over which the Company's step-down subsidiary exercises joint control with other joint venture partner and holds 50% of equity shares

Enterprises where principal shareholders have control or significant influence ("Significant interest entities")

Dr. Reddy's Research Foundation	Enterprise over which the principal shareholders have significant influence
Dr. Reddy's Institute of Life Sciences (formerly Institute of Life Sciences)	Enterprise over which principal shareholders have significant influence
Ecologic Technologies Limited	Enterprise over which principal shareholders have significant influence
Ecologic Chemicals Limited (Subsidiary of Ecologic Technologies Limited)	Subsidiary of enterprise over which principal shareholders have significant influence
Stamlo Hotels Private Limited	Enterprise controlled by principal shareholders

Others

Green Park Hotels and Resorts Limited (formerly Diana Hotels Limited)	Enterprise owned by relative of a director
K Samrajyam	Spouse of former Chairman (Late Dr. K Anji Reddy)
G Anuradha	Spouse of Chairman and Chief Executive Officer
Deepti Reddy	Spouse of Vice Chairman and Managing Director
Dr. Reddy's Foundation (Formerly Dr. Reddy's Foundation for Human and Social development)	Enterprise where principal shareholders are trustees
A. R. Life Sciences Private Limited	Enterprise in which relative of a director has significant influence

List of Key Management Personnel of the Company

- Late Dr. K Anji Reddy (whole-time director till 15 March 2013);
- G V Prasad (whole-time director);
- K Satish Reddy (whole-time director);
- Abhijit Mukherjee;
- Dr. Amit Biswas;
- Dr. R Ananthanarayanan;
- Dr. Cartikeya Reddy;
- Dr. Raghav Chari;
- M V Ramana;
- Samiran Das;
- Saumen Chakraborty; and
- Umang Vohra.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.27: RELATED PARTY DISCLOSURES (CONTINUED)

b. Particulars of related party transactions

The following is a summary of significant related party transactions:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
i. Sales to:		
Subsidiaries including step down subsidiaries:		
Dr. Reddy's Laboratories Inc., USA	23,953	20,498
OOO Dr. Reddy's Laboratories Limited, Russia	10,358	4,491
Dr. Reddy's Laboratories (UK) Limited, UK	921	1,612
Dr. Reddy's Laboratories SA, Switzerland	6,811	5,087
betapharm Arzneimittel GmbH, Germany	1,807	1,151
Dr Reddy's Laboratories LLC, Ukraine	1,352	-
Dr. Reddy's Laboratories (Proprietary) Limited, South Africa	692	336
Industrias Quimicas Falcon de Mexico, S.A. de C.V., Mexico	516	585
Others	776	699
Total	**47,186**	**34,459**
Others:		
A.R. Life Sciences Private Limited	724	640
Macred India Private Limited	-	4
Ecologic Chemicals Limited	4	-
Total	**728**	**644**
ii. Interest income from subsidiaries including step down subsidiaries:		
Lacock Holdings Limited, Cyprus	2	88
Industrias Quimicas Falcon de Mexico, S.A. de C.V., Mexico	127	105
DRL Impex Limited, India (formerly DRL Investments Limited)	49	52
Dr. Reddy's Farmaceutica Do Brasil Ltda, Brazil	15	13
Dr. Reddy's Laboratories (Australia) Pty. Limited, Australia	37	43
Total	**230**	**301**
iii. Royalty income from subsidiaries including step down subsidiaries:		
Dr. Reddy's Laboratories Inc., USA	-	53
iv. Service income from:		
Subsidiaries including step down subsidiaries:		
Dr. Reddy's Laboratories Inc., USA	15	193
Dr. Reddy's Laboratories SA, Switzerland	10	-
Chirotech Technology Limited, UK	14	18
Total	**39**	**211**
Others:		
Ecologic Technologies Limited	-	1
v. Licence fees from subsidiaries including step down subsidiaries:		
Dr. Reddy's Laboratories Inc., USA	63	16
Dr. Reddy's Laboratories SA, Switzerland	816	30
betapharm Arzneimittel GmbH, Germany	326	-
Total	**1,205**	**46**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.27: RELATED PARTY DISCLOSURES (CONTINUED)

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
vi. Commission on guarantee from subsidiaries including step down subsidiaries:		
Dr. Reddy's Laboratories SA, Switzerland	121	61
Dr. Reddy's Laboratories Inc., USA	25	18
betapharm Arzneimittel GmbH, Germany	31	-
Total	**177**	**79**
vii. Rent from subsidiaries including step down subsidiaries:		
Aurigene Discovery Technologies Limited, India	15	17
viii. Purchases and services from:		
Subsidiaries including step down subsidiaries:		
Dr. Reddy's Laboratories SA, Switzerland	57	84
Dr. Reddy's Laboratories (EU) Limited, UK	6	25
Aurigene Discovery Technologies Limited, India	98	19
Chirotech Technology Limited, UK	36	-
Others	-	1
Total	**197**	**129**
Others:		
A.R. Life Sciences Private Limited	1,309	1,020
Ecologic Chemicals Limited	47	-
Total	**1,356**	**1,020**
ix. Royalty paid / payable to:		
I-VEN Pharma Capital Limited	376	247
x. Operating expenses paid / payable to subsidiaries:		
Dr. Reddy's Farmaceutica Do Brasil Ltda, Brazil	31	18
Dr. Reddy's Laboratories Inc., USA	1,127	586
Dr. Reddy's Laboratories SA, Switzerland	19	2
Promius Pharma LLC	13	39
OOO Dr. Reddy's Laboratories Limited, Russia	559	368
Chirotech Technology Limited, UK	7	145
Reddy US Therapeutics Inc., USA	-	14
Others	4	12
Total	**1,760**	**1,184**
xi. Contributions for social development:		
Dr. Reddy's Foundation (formerly 'Dr. Reddy's Foundation for Human and Social development')	107	79
xii. Contribution for research and development:		
Dr. Reddy's Institute of Life Sciences (formerly Institute of Life Sciences)	66	48
xiii. Hotel expenses paid / payable to:		
Green Park Hotels & Resorts Limited (formerly Diana Hotels Limited)	17	19
Stamlo Hotels Private Limited	7	-
Total	**24**	**19**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.27: RELATED PARTY DISCLOSURES (CONTINUED)

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
xiv. Rent paid / payable to:		
Key management personnel:		
K Satish Reddy	14	14
Others:		
G Anuradha	13	12
Deepthi Reddy	3	3
K Samrajyam	1	1
Total	**17**	**16**
xv. Remuneration to key management personnel	421	405
(**Note:** The above amounts do not include the remuneration of key management personnel employed by Company's subsidiaries. The above amounts do not include stock based compensation.)		
xvi. Investment made / (disposed) in subsidiaries during the year:		
Reddy Antilles N.V., Netherlands	7	27
Reddy Pharmaceuticals Hong Kong Limited, Hong Kong (dissolved)	(58)	-
Dr. Reddy's Laboratories (EU) Limited, UK	(658)	-
Trigenesis Therapeutics Inc, USA (dissolved)	(497)	-
OOO Alfa (formerly Reddy Biomed Limited)	(7)	-
Total	**(1213)**	**27**
xvii. Provision made / (reversed) for other than temporary diminution in the value of non current investments:		
Lacock Holdings Limited, Cyprus	-	2,100
Trigenesis Therapeutics Inc, USA	222	-
Kunshan Rotam Reddy Pharmaceutical Co. Limited ("KRRP"), China	-	(175)
Others	1	-
Total	**223**	**1,925**
xviii. Loans and advances given to / (repaid by) subsidiaries and step down subsidiaries (including interest charged) :		
Aurigene Discovery Technologies Limited, India	-	(9)
Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil	15	(29)
Dr. Reddy's Laboratories (Proprietary) Limited, South Africa	(9)	-
Lacock Holdings Limited, Cyprus	(652)	(3,111)
Industrias Quimicas Falcon de Mexico, S.A. de C.V., Mexico	80	44
Reddy Pharma Iberia SA, Spain	245	-
Dr. Reddy's Laboratories (Australia) Pty Limited, Australia	33	147
DRL Impex Limited, India (formerly DRL Investments Limited)	44	(163)
Dr. Reddy's Laboratories Romania SRL, Romania	-	2
Total	**(244)**	**(3,119)**
xix. Trade advances given to / (settled by) :		
Ecologic Chemicals Limited	2	-

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.27: RELATED PARTY DISCLOSURES (CONTINUED)

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
xx. Provision made / (reversed) for loans given to subsidiary and associate:		
Dr. Reddy's Farmaceutica Do Brasil Ltda, Brazil	123	-
DRL Impex Limited, India (formerly DRL Investments Limited)	775	-
Reddy Pharma Iberia SA, Spain;	245	-
APR LLC, USA	-	(240)
Total	**1,143**	**(240)**
xxi. Guarantee given / (released) on behalf of subsidiary and step down subsidiary:		
Dr. Reddy's Laboratories SA, Switzerland	896	601
Dr. Reddy's Laboratories Inc., USA	(2,628)	2,470
Aurigene Discovery Technologies Limited, India	-	(180)
betapharm Arzneimittel GmbH, Germany	212	3,054
Others	756	(7)
Total	**(764)**	**5,938**
xxii. Reimbursement of operating and other expenses by subsidiary and step down subsidiary:		
Dr. Reddy's Laboratories SA, Switzerland	171	1,608
Dr. Reddy's Laboratories Inc., USA	30	32
Aurigene Discovery Technologies Limited, India	302	137
betapharm Arzneimittel GmbH, Germany	29	40
Others	25	48
Total	**557**	**1,865**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.27: RELATED PARTY DISCLOSURES (CONTINUED)

c. The Company has the following amounts due from / to related parties:

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
i. Due from related parties:		
Subsidiaries including step down subsidiaries (included in trade receivables):		
betapharm Arzneimittel GmbH, Germany	1,005	833
Dr. Reddy's Laboratories SA, Switzerland	1,730	-
Dr. Reddy's Laboratories (U.K.) Limited, U.K.	80	189
Dr. Reddy's Laboratories Inc., USA	8,202	7,543
OOO Dr. Reddy's Laboratories Limited, Russia	7,567	2,621
Dr. Reddy's Laboratories (Australia) Pty. Limited, Australia	246	126
Dr. Reddy's Laboratories (Proprietary) Limited, South Africa	443	340
Industrias Quimicas Falcon de Mexico, S.A. de C.V., Mexico	948	617
Dr Reddy's Laboratories, Limited Liability Company, Ukraine	968	5
Dr. Reddy's Laboratories Tennessee, LLC, USA	98	-
Others	133	184
Total	**21,420**	**12,458**
Others (included in trade receivables):		
A.R. Life Sciences Private Limited	163	119
Ecologic Technologies Limited	-	1
Ecologic Chemicals Limited	8	-
Total	**171**	**120**
Rental deposit to key management personnel	5	5
ii. Provision outstanding at the end of the year towards dues from subsidiaries including step down subsidiaries (included in trade receivables):		
OOO Dr. Reddy's Laboratories Limited, Russia	-	9
Reddy Cheminor S.A., France	5	5
Total	**5**	**14**
iii. Due to related parties:		
Subsidiaries including step down subsidiaries (included in trade payables and other current liabilities):		
Dr. Reddy's Laboratories SA, Switzerland	369	2,174
Dr. Reddy's Laboratories Inc., USA	439	706
Promius Pharma LLC, USA	25	12
OOO Dr. Reddy's Laboratories Limited, Russia	671	-
Reddy US Therapeutics Inc., USA	-	25
I-VEN Pharma Capital Limited, India	330	86
Chirotech Technologies Limited, UK	43	106
betapharm Arzneimittel GmbH, Germany	11	168
Dr. Reddy's Laboratories (Proprietary) Limited, South Africa	1	204
Others	47	20
Total	**1,936**	**3,501**
Others (included in trade payables and other current liabilities):		
Dr. Reddy's Research Foundation	19	20
Ecologic Chemicals Limited	4	-
Total	**23**	**20**

Equity held in subsidiaries, associates and joint venture has been disclosed under "Non current investments" (Note 2.8). Loans and advances to subsidiaries, joint venture and associates have been disclosed under "Long term loans and advances" and "Short term loans and advances" (Notes 2.9 and 2.14). Other receivables from subsidiaries, associates and joint venture have been disclosed under "Other current assets" (Note 2.15).

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.28: AUDITORS' REMUNERATION

	PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
a)	Audit fees	10	10
b)	Other charges		
	Taxation matters*	-	-
	Other matters	1	1
c)	Reimbursement of out of pocket expenses	3	3
		14	**14**

*represents amount of ₹ 400 thousands, rounded off in millions above

2.29: INTEREST IN JOINT VENTURE

The Company has 51.33 percent interest in Kunshan Rotam Reddy Pharmaceutical Co. Limited (KRRP), a joint venture in China. KRRP is engaged in manufacturing and marketing of active pharmaceutical ingredients and intermediates and formulations in China. The contractual arrangement between shareholders of KRRP indicates joint control as the minority shareholders, along with the Company, have significant participating rights such that they jointly control the operations of KRRP.

The aggregate amount of assets, liabilities, income and expenses related to the Company's share in KRRP as at and for the year ended 31 March 2013 are given below:

Balance Sheet

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
Fixed assets	139	116
Deferred tax assets, net	7	6
Inventories	124	95
Trade receivables	160	138
Cash and bank balances	126	28
Short term loans and advances	96	145
Current liabilities	284	227
Short term borrowings	-	48
Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	4	2

Statement of Profit and Loss

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
Income		
Sales	983	636
Other income	6	6
Expenditure		
Material costs	255	172
Employee benefits expense	226	153
Operating and other expenses	385	242
Research and development	8	7
Finance costs	2	4
Depreciation	4	3
Profit before taxation	109	61
Provision for taxation		
- Current tax expense	16	9
- Deferred tax expense / (benefit)	-	(1)
Profit after taxation	93	53

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.30: EMPLOYEE STOCK OPTION SCHEME

Dr. Reddy's Employees Stock Option Plan 2002 (the DRL 2002 Plan): The Company instituted the DRL 2002 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on 24 September 2001. The DRL 2002 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, "eligible employees"). Under the Scheme, the Compensation Committee of the Board ('the Committee') shall administer the Scheme and grant stock options to eligible directors and employees of the Company and its subsidiaries. The Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined on the date of the grant. The options issued under the DRL 2002 plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

The DRL 2002 Plan was amended on 28 July 2004 at the Annual General Meeting of shareholders to provide for stock options grants in two categories:

Category A: 1,721,700 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 573,778 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., ₹ 5/- per option).

The DRL 2002 Plan was further amended on 27 July 2005 at the Annual General Meeting of shareholders to provide for stock option grants in two categories:

Category A: 300,000 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,995,478 stock options out of the total of 2,295,478 reserved for grant of options having exercise price equal to the par value of the underlying equity shares (i.e., ₹ 5/- per option).

The fair market value of a share on each grant date falling under Category A above is defined as the average closing price (after adjustment of Bonus issue) for 30 days prior to the grant, in the stock exchange where there was highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after getting the approval of the shareholders in the Annual General Meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

After the issue of bonus shares by the Company in August 2006, the DRL 2002 Plan provides for stock options granted in the above two categories as follows:

PARTICULARS	NUMBER OF OPTIONS UNDER CATEGORY A	NUMBER OF OPTIONS UNDER CATEGORY B	TOTAL
Options reserved under original plan	300,000	1,995,478	2,295,478
Options exercised prior to stock dividend date (A)	94,061	147,793	241,854
Balance of Shares that can be allotted on exercise of Options (B)	205,939	1,847,685	2,053,624
Options arising from Stock dividend (C)	205,939	1,847,685	2,053,624
Options reserved after stock dividend (A+B+C)	**505,939**	**3,843,163**	**4,349,102**

As the number of shares that an individual employee is entitled to receive and the price of the option are known at the grant date, the scheme is considered as a fixed grant. In the case of termination of employment, all unvested options would stand cancelled. Options that have vested but have not been exercised can be exercised within the time prescribed under each option agreement by the Committee or if no time limit is prescribed, within three months of the date of employment termination, failing which they would stand cancelled.

The term of the DRL 2002 plan expired on 29 January 2012. Consequently, the Board of Directors of the Company, based on the recommendation of the Compensation Committee, resolved to extend the term of the DRL 2002 plan for a period of 10 years with effect from 29 January 2012, subject to the approval of shareholders. A resolution to this effect was approved by the shareholders at the Company's Annual General Meeting held on 20 July 2012.

During the current year, the Company under the DRL 2002 Plan has issued 335,110 Category B options to eligible employees. The vesting period for the options granted varies from 12 to 48 months.

The date of grant, number of options granted, exercise price fixed by the Compensation Committee for respective options and the market price of the shares of the Company on the day prior to the date of grant is given below:

DATE OF GRANT	NUMBER OF OPTIONS GRANTED	EXERCISE PRICE ₹	MARKET PRICE ₹ (AS PER SEBI GUIDELINES)
10 May 2012	335,110	5.00	1,684.00

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.30: EMPLOYEE STOCK OPTION SCHEME (CONTINUED)

Stock option activity under the DRL 2002 Plan was as follows:

Stock option activity under the DRL 2002 Plan for the two categories of options was as follows:

CATEGORY A – FAIR MARKET VALUE OPTIONS	YEAR ENDED 31 MARCH 2013			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	11,000	₹ 373.50-448.00	₹ 441.23	65
Granted during the year	-	-	-	-
Expired / forfeited during the year	-	-	-	-
Exercised during the year	-	-	-	-
Outstanding at the end of the year	**11,000**	**₹ 373.50-448.00**	**₹ 441.23**	**52**
Exercisable at the end of the year	**11,000**	**₹ 373.50-448.00**	**₹ 441.23**	**52**

CATEGORY A – FAIR MARKET VALUE OPTIONS	YEAR ENDED 31 MARCH 2012			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	21,000	₹ 373.50-448.00	₹ 444.45	67
Granted during the year	-	-	-	-
Expired / forfeited during the year	-	-	-	-
Exercised during the year	(10,000)	448.00	448.00	-
Outstanding at the end of the year	**11,000**	**₹ 373.50-448.00**	**₹ 441.23**	**65**
Exercisable at the end of the year	**1,000**	**₹ 373.50**	**₹ 373.50**	**19**

CATEGORY B – PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2013			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	643,156	₹ 5.00	₹ 5.00	70
Granted during the year	335,110	5.00	5.00	90
Forfeited during the year	(65,424)	5.00	5.00	-
Exercised during the year	(228,583)	5.00	5.00	-
Outstanding at the end of the year	**684,259**	**₹ 5.00**	**₹ 5.00**	**71**
Exercisable at the end of the year	**60,296**	**₹ 5.00**	**5.00**	**38**

CATEGORY B – PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2012			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	697,161	₹ 5.00	₹ 5.00	72
Granted during the year	262,520	5.00	5.00	91
Forfeited during the year	(61,842)	5.00	5.00	-
Exercised during the year	(254,683)	5.00	5.00	-
Outstanding at the end of the year	**643,156**	**₹ 5.00**	**₹ 5.00**	**70**
Exercisable at the end of the year	**70,551**	**₹ 5.00**	**₹ 5.00**	**38**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.30: EMPLOYEE STOCK OPTION SCHEME (CONTINUED)

Dr. Reddy's Employees ADR Stock Option Plan 2007 ("the DRL 2007 Plan"): The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on 27 July 2005. The DRL 2007 Plan came into effect on approval of the Board of Directors on 22 January 2007. The DRL 2007 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, "eligible employees"). Under the DRL 2007 Plan, the Compensation Committee of the Board (the "Compensation Committee") shall administer the DRL 2007 Plan and grant stock options to eligible employees of the Company and its subsidiaries. The Compensation Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of the grant. The options issued under the DRL 2007 plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

During the current year, the Company under the DRL 2007 Plan has issued 58,140 options to eligible employees. The vesting period for the options granted varies from 12 to 48 months.

The date of grant, number of options granted, exercise price fixed by the Committee for respective options and the market price of the shares of the Company on the day prior to the date of grant are given below:

DATE OF GRANT	NUMBER OF OPTIONS GRANTED	EXERCISE PRICE ₹	MARKET PRICE ₹ (AS PER SEBI GUIDELINES)
10 May 2012	58,140	5.00	1,684.00

Stock option activity under the DRL 2007 Plan was as follows:

CATEGORY B – PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2013			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	117,899	₹ 5.00	₹ 5.00	73
Granted during the year	58,140	5.00	5.00	90
Forfeited during the year	(29,885)	5.00	5.00	-
Exercised during the year	(47,546)	5.00	5.00	-
Outstanding at the end of the year	**98,608**	**₹ 5.00**	**₹ 5.00**	**73**
Exercisable at the end of the year	**4,328**	**₹ 5.00**	**₹ 5.00**	**47**

CATEGORY B – PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2012			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	124,559	₹ 5.00	₹ 5.00	74
Granted during the year	56,060	5.00	5.00	89
Forfeited during the year	(19,789)	5.00	5.00	-
Exercised during the year	(42,931)	5.00	5.00	-
Outstanding at the end of the year	**117,899**	**₹ 5.00**	**₹ 5.00**	**73**
Exercisable at the end of the year	**6,564**	**₹ 5.00**	**₹ 5.00**	**47**

The Company has followed intrinsic method of accounting based on which a compensation expense of ₹ 421 (previous year: ₹ 403) has been recognized in the statement of profit and loss (Refer Note 2.19).

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.31: DETAILS OF IMPORTED AND INDIGENOUS RAW MATERIALS, SPARE PARTS, CHEMICALS, PACKING MATERIALS AND COMPONENTS CONSUMED

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013		FOR THE YEAR ENDED 31 MARCH 2012	
	VALUE	% OF TOTAL CONSUMPTION	VALUE	% OF TOTAL CONSUMPTION
Raw material, packing material and chemicals				
Imported	6,885	30%	4,704	27%
Indigenous	15,888	70%	12,683	73%
	22,773		**17,386**	
Stores and spares				
Imported	83	8%	47	6%
Indigenous	932	92%	719	94%
	1,015		**767**	

2.32: CIF VALUE OF IMPORTS

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
Raw materials	8,837	6,914
Capital equipment (including spares and components)	2,650	2,285
	11,487	**9,199**

2.33: EARNINGS IN FOREIGN CURRENCY

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
Exports on FOB basis	61,004	48,405
Interest on loan to subsidiaries	181	249
Service income and license fees	1,684	581
Royalty income	-	53
Guarantee commission	177	79
Litigation settlement	1,220	-
Others	24	-
	64,290	**49,367**

2.34: EXPENDITURE IN FOREIGN CURRENCY

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
Legal and professional	988	946
Bio-studies expenses	688	396
Interest on loans	402	228
Travel	161	78
Others	6,399	4,445
	8,638	**6,093**

2.35: HEDGES OF FOREIGN CURRENCY RISK AND DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, British pounds sterling, Russian roubles and Euros, and foreign currency debt in U.S. dollars, Russian roubles and Euros.

The Company uses forward contracts, option contracts and currency swap contracts (derivatives) to mitigate its risk of changes in foreign currency exchange rates. Further, the Company also uses non derivative financial instruments as part of its foreign currency exposure risk mitigation strategy.

Hedges of highly probable forecasted transactions

The Company classifies its derivative contracts that hedge foreign currency risk associated with highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded as part of reserves and surplus within the Company's "hedging reserve", and re-classified in the statement of profit and loss as revenue in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion is immediately recorded in the statement of profit and loss.

The Company also designates certain non derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for the hedge of foreign currency risk associated with highly probable forecasted transactions and, accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain/loss on such non derivative financial liabilities is recorded as part of reserves and surplus within the Company's "hedging reserve", and re-classified in the statement of profit and loss as revenue in the period corresponding to the occurrence of the forecasted transactions.

In respect of the aforesaid hedges of highly probable forecasted transactions, the Company has recorded, in reserves and surplus, a net profit of ₹ 405 and a net loss of ₹ 28 for the year ended 31 March 2013 and 2012, respectively. The Company also recorded, as part of revenue, a net loss of ₹ 352 and ₹ 344 during the years ended 31 March 2013 and 2012, respectively.

The net carrying amount of the Company's "hedging reserve" was a gain of ₹ 402 as at 31 March 2013, as compared to a loss of ₹ 3 as at 31 March 2012.

The table below summarises the periods when the forecasted cash flows associated with derivative hedging instruments are expected to occur:

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
Cash flows in U.S. Dollars (figures in equivalent rupee millions)		
Not later than one month	2,171	-
Later than one month and not later than three months	4,343	-
Later than three month and not later than six months	6,514	-
Later than six month and not later than two years	11,400	-
	24,428	-
Cash flows in Euro (figures in equivalent rupee millions)		
Not later than one month	-	237
Later than one month and not later than three months	208	204
Later than three month and not later than six months	313	-
Later than six month and not later than one year	626	-
	1,147	**441**

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.35: HEDGES OF FOREIGN CURRENCY RISK AND DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

Hedges of recognised assets and liabilities

Changes in the fair value of derivative contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied are recognised in the statement of profit and loss. The changes in fair value of such derivative contracts as well as the foreign exchange gains and losses relating to the monetary items are recognised as part of foreign exchange gains and losses.

Fair values of foreign exchange derivative contracts are determined under the Modified Black Scholes technique by using inputs from market observable data and other relevant terms of the contract with counter parties which are banks or financial institutions.

In respect of the aforesaid foreign exchange derivative contracts and the ineffective portion of the derivative contracts designated as cash flow hedges, the Company has recorded, as part of foreign exchange gains and losses, a net gain of ₹ 158 and a net loss of ₹ 1,582 for the year ended 31 March 2013 and 2012, respectively.

The Company has entered into the following foreign exchange derivative contracts:

As at 31 March 2013

CATEGORY	CURRENCY	CROSS CURRENCY	AMOUNTS IN MILLIONS	BUY / SELL	PURPOSE
Forward Contract	USD	INR	USD 23	Buy	Hedging
Forward Contract	USD	INR	USD 140.7	Sell	Hedging
Option Contract	USD	INR	USD 595	Sell	Hedging
Swap Contract	USD	INR	USD 64.7	Sell	Hedging
Swap Contract	EUR	INR	EUR 16.5	Sell	Hedging

As at 31 March 2012

CATEGORY	CURRENCY	CROSS CURRENCY	AMOUNTS IN MILLIONS	BUY / SELL	PURPOSE
Forward Contract	USD	INR	USD 480	Sell	Hedging
Forward Contract	EUR	INR	EUR 10	Sell	Hedging
Option Contract	USD	INR	USD 374	Sell	Hedging

The year end significant foreign currency exposures that have not been hedged by a derivative instrument or otherwise are given below:

Un-hedged significant foreign currency exposure as at 31st March 2013

PARTICULARS	CURRENCY	FOREIGN CURRENCY IN MILLIONS	EXCHANGE RATE	₹ MILLIONS
Trade Receivables	RUB	1,543	1.74	2,685
	GBP	4	82.23	329
Long term, short term loans and advances and other current assets	USD	18	54.29	977
	RUB	54	1.74	94
	MXN	33	4.39	145
Trade payables, other liabilities and provisions	USD	59	54.29	3,203
	EUR	3	69.50	209
	GBP	2	82.23	164
	RUB	496	1.74	863
Short term borrowings (Packing Credit loan)	USD	134	54.29	7,275
	EUR	4	69.50	278

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.35: HEDGES OF FOREIGN CURRENCY RISK AND DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

Un-hedged significant foreign currency exposure as on 31st March 2012

PARTICULARS	CURRENCY	FOREIGN CURRENCY IN MILLIONS	EXCHANGE RATE	₹ MILLIONS
Trade Receivables	RUB	758	1.73	1,311
	EUR	4	67.87	271
	GBP	3	81.46	244
Long term, short term loans and advances and other current assets	USD	13	50.88	661
	EUR	11	67.87	747
	MXN	16	3.99	64
	RUB	16	1.73	28
Trade payables, other liabilities and provisions	USD	81	50.88	4,121
	EUR	5	67.87	339
	GBP	2	81.46	163
	RUB	72	1.73	125
Short term borrowings (Packing Credit loan)	USD	137	50.88	6,971

2.36: FINANCIAL RISK MANAGEMENT

The Company's activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk. The Company's primary risk management focus is to minimize potential adverse effects of market risk on its financial performance. The Company's risk management assessment and policies and processes are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor such risks and compliance with the same. Risk assessment and management policies and processes are reviewed regularly to reflect changes in market conditions and the Company's activities. The Board of Directors and the Audit Committee are responsible for overseeing Company's risk assessment and management policies and processes.

a. Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's receivables from customers. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the credit worthiness of customers to which the Company grants credit terms in the normal course of business. The Company establishes an allowance for doubtful debts and impairment that represents its estimate of incurred losses in respect of trade and other receivables and investments.

Trade receivables

The Company's exposure to credit risk is influenced mainly by the individual characteristics of each customer. The demographics of the customer, including the default risk of the industry and country, in which the customer operates, also has an influence on credit risk assessment. As at 31 March 2013 and 31 March 2012 the maximum exposure to credit risk in relation to trade and other receivables is ₹ 29,639 and ₹ 19,435 respectively (net of allowances).

Trade receivables that are neither past due nor impaired

Trade receivables amounting to ₹ 23,557 and ₹ 16,684 were neither past due nor impaired as at 31 March 2013 and 31 March 2012 respectively.

Trade receivables that are past due but not impaired

The Company's credit period for customers generally ranges from 20 – 180 days. The age analysis of the trade receivables has been considered from the due date of the invoice. The ageing of trade receivables that are past due but not impaired is given below:

PERIOD (IN DAYS)	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
1 – 90	4,411	2,582
91 – 180	875	-
More than 180	796	169
Total	**6,082**	**2,751**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.36: FINANCIAL RISK MANAGEMENT (CONTINUED)

Trade receivables that are impaired

The age analysis of the trade receivables that are impaired is given below:

PERIOD (IN DAYS)	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
1 – 90	-	-
91 – 180	-	-
More than 180	190	202
Total	**190**	**202**

Loans and advances

Loans and advances are predominantly given to subsidiaries for the purpose of working capital and capital expansions.

Reconciliation of the allowance account for credit losses

The details of changes in provision for doubtful debts during the year ended 31 March 2013 and 31 March 2012 are as follows:

PARTICULARS	2012-13	2011-12
Balance as at 1 April	202	139
Provision made during the year	45	132
Trade receivables written off during the year	(37)	(40)
Provision reversed during the year	(20)	(29)
Balance as at 31 March	**190**	**202**

The details of changes in provision for doubtful loans and advances to subsidiaries during the year ended 31 March 2013 and 31 March 2012 are as follows:

PARTICULARS	2012-13	2011-12
Balance as at 1 April	87	315
Provision made during the year	1,148	-
Loans and advances written off during the year	-	(140)
Provision reversed during the year	(3)	(88)
Balance as at 31 March	**1,232**	**87**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.36: FINANCIAL RISK MANAGEMENT (CONTINUED)

b. Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by ensuring, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Company's reputation.

As at 31 March 2013 and 2012, the Company had unutilized credit limits from banks of ₹ 20,364 and ₹ 14,290, respectively.

As at 31 March 2013, the Company had working capital of ₹ 25,522 including cash and bank balances of ₹ 9,191 and current investments of ₹ 1,966. As at 31 March 2012, the Company had working capital of ₹ 18,614 including cash and bank balances of ₹ 8,490 and current investments of ₹ 2,070.

The table below provides details regarding the contractual maturities of significant financial liabilities (other than provisions for employee benefits expense which have been disclosed in Note 2.5, obligations under Bonus Debentures which have been disclosed in Note 2.40 and finance leases which have been disclosed in Note 2.44).

As at 31 March 2013

PARTICULARS	2014	2015	2016	2017	THEREAFTER	TOTAL
Trade payables	7,678	-	-	-	-	**7,678**
Short-term borrowings	15,828	-	-	-	-	**15,828**
Other liabilities and provisions	8,197	-	-	-	-	**8,197**

As at 31 March 2012

PARTICULARS	2013	2014	2015	2016	THEREAFTER	TOTAL
Trade payables	7,334	-	-	-	-	**7,344**
Short-term borrowings	10,204	-	-	-	-	**10,204**
Other liabilities and provisions	12,993	25	2	-	-	**13,020**

Financial guarantees

Financial guarantees disclosed in Note 2.24 have been provided as counter corporate guarantees to financial institutions and banks that have extended credits and other financial assistance to the Company's subsidiaries. In this regard, the Company does not foresee any significant credit risk exposure.

c. Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument may fluctuate because of change in market prices. Market risk may arise as a result of changes in the interest rates, foreign currency exchange rates and other market changes that affect market risk-sensitive instruments. Market risk is attributable to all market risk-sensitive financial instruments including foreign currency receivables and payables and long term debt. The Company is exposed to market risk primarily related to foreign exchange rate risk, interest rate risk and the market value of its investments. Thus, the Company's exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

Foreign exchange risk

The Company's exchange risk arises from its foreign operations, foreign currency revenues and expenses (primarily in U.S. dollars, British pounds sterling, Roubles and Euros) and foreign currency borrowings (in U.S. dollars, Euros and Roubles). A significant portion of the Company's revenues are in these foreign currencies, while a significant portion of its costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, the Company's financial performance gets adversely impacted. The exchange rate between the Indian rupee and these foreign currencies has fluctuated substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, the Company uses derivative financial instruments, such as foreign exchange forward, option and swap contracts, to mitigate the risk of changes in foreign currency exchange rates in respect of its forecasted cash flows and trade receivables.

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.36: FINANCIAL RISK MANAGEMENT (CONTINUED)

The details in respect of the outstanding foreign exchange forward, option and swap contracts are given in Note 2.35 above.

In respect of the Company's derivative contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in an approximately ₹ 2,219 / (1,751) increase/(decrease) in the Company's hedging reserve and an approximately ₹ 1,642 / (1,640) increase/(decrease) in the Company's net profit as at 31 March 2013.

In respect of the Company's derivative contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in an approximately ₹ Nil increase/decrease in the Company's hedging reserve and an approximately ₹ 3,870 increase/decrease in the Company's net profit as at 31 March 2012.

The following table analyzes foreign currency risk from financial instruments as at 31 March 2013:

(All figures in equivalent rupees millions)

PARTICULARS	U.S. DOLLARS	EURO	ROUBLES	OTHERS[1]	TOTAL
Assets:					
Cash and bank balances	-	-	-	51	51
Trade Receivables	15,456	1,693	7,558	1,138	25,845
Long term, short term loans and advances and other current assets	1,962	287	94	696	3,039
Total	**17,418**	**1,980**	**7,652**	**1,885**	**28,935**
Liabilities:					
Trade payables	1,599	116	-	43	1,758
Short term borrowings	7,274	2,676	5,836	-	15,786
Other liabilities and provisions	1,593	121	865	589	3,168
Total	**10,466**	**2,913**	**6,701**	**632**	**20,712**

[1] Others include currencies such as British pounds sterling, Australian dollars, Mexican pesos, South African rand, Venezuela bolivars, etc.

The following table analyzes foreign currency risk from financial instruments as at 31 March 2012:

(All figures in equivalent rupees millions)

PARTICULARS	U.S. DOLLARS	EURO	ROUBLES	OTHERS[1]	TOTAL
Assets:					
Cash and bank balances	102	-	-	139	241
Trade Receivables	12,281	1,863	3,246	1,041	18,431
Long term, short term loans and advances and other current assets	1,846	773	28	442	3,089
Total	**14,229**	**2,636**	**3,274**	**1,622**	**21,761**
Liabilities:					
Trade payables	1,763	108	-	109	1,980
Short term borrowings	6,949	1,323	1,943	-	10,215
Other liabilities and provisions	2,375	227	124	325	3,051
Total	**11,087**	**1,658**	**2,067**	**434**	**15,246**

[1] Others include currencies such as British pounds sterling, Australian dollars, Mexican pesos, South African rand, Venezuela bolivars, etc.

For the years ended 31 March 2013 and 2012, every 10% depreciation / appreciation in the exchange rate between the Indian rupee and the respective currencies in the above mentioned financial assets / liabilities would affect the Company's net profit by approximately ₹ 822 and ₹ 652 respectively; from such financial assets / liabilities.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.36: FINANCIAL RISK MANAGEMENT (CONTINUED)

Interest rate risk

As at 31 March 2013 and 31 March 2012, the Company had foreign currency loans of ₹8,104 carrying a floating interest rate of LIBOR plus 50-125 bps and ₹6,665 carrying a floating interest rate of LIBOR plus 100-150 bps, respectively. Since these are short-term loans, the Company does not foresee any significant interest rate risk. A 10% increase or decrease in the floating interest rate component (i.e LIBOR) of the Company's short-term borrowings would result in an insignificant impact on its net profit.

The Company's investments in time deposits with banks and short-term liquid mutual funds are for short durations, and therefore do not expose the Company to significant interest rate risk.

Commodity rate risk

Exposure to market risk with respect to commodity prices primarily arises from the Company's purchases and sales of active pharmaceutical ingredients, including the raw material components for such active pharmaceutical ingredients. These are commodity products, whose prices may fluctuate significantly over short periods of time. The prices of the Company's raw materials generally fluctuate in line with commodity cycles, although the prices of raw materials used in the Company's active pharmaceutical ingredients business are generally more volatile. Cost of raw materials forms the largest portion of the Company's operating expenses. Commodity price risk exposure is evaluated and managed through operating procedures and sourcing policies. The Company has historically not entered into any material derivative financial instruments or futures contracts to hedge exposure to fluctuations in commodity prices.

2.37: EMPLOYEE BENEFIT PLANS

2.37.1 Gratuity Plan of Dr. Reddy's Laboratories Limited

In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit plan (the "Gratuity Plan") covering certain categories of employees in India. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment. The amount of payment is based on the respective employee's last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy's Laboratories Gratuity Fund (the "Gratuity Fund"). Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are primarily invested in Indian government bonds and corporate debt securities. A small portion of the fund is also invested in Indian equities.

The following table set out the status of the aforesaid funded gratuity plan as required under AS-15 (Revised):

Reconciliation of the present value of the defined benefit obligation

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
Opening defined benefit obligation	646	584
Current service cost	86	81
Interest cost	59	50
Actuarial losses / (gains)	135	(10)
Benefits paid	(51)	(59)
Closing defined benefit obligation	**875**	**646**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.37: EMPLOYEE BENEFIT PLANS (CONTINUED)

Change in the fair value of assets

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
Opening fair value of plan assets	624	490
Expected return on plan assets	54	36
Actuarial gains / (losses)	7	6
Contributions by employer	73	151
Benefits paid	(51)	(59)
Closing fair value of plan assets	**707**	**624**

Amount recognized in the balance sheet

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
Present value of funded obligations	875	646
Fair value of plan assets	(707)	(624)
Net Liability	**168**	**22**

Expense recognized in the statement of profit and loss

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
Current service cost	86	81
Interest on defined benefit obligation	59	50
Expected return on plan assets	(54)	(36)
Net actuarial losses / (gains) recognized in the year	128	(16)
Amount included in employee benefits expense	**219**	**79**
Actual return on plan assets	61	43

Asset information

CATEGORY OF ASSETS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
Government of India securities	-	-
Corporate bonds	-	-
Insurer managed funds	99%	99%
Others	1%	1%
Total	**100%**	**100%**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

2.37: EMPLOYEE BENEFIT PLANS (CONTINUED)

The approximate market value of the plan assets as at 31 March 2013 was ₹ 707 (Previous Year: ₹ 624), a breakup of the same is as follows:

CATEGORY OF ASSETS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
Government of India securities	-	-
Corporate bonds	-	-
Insurer managed funds	704	619
Others	3	5
Total	**707**	**624**

Summary of actuarial assumptions

Financial assumptions at the valuation date:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
Discount Rate	7.95% p.a.	8.60% p.a.
Expected rate of return on plan assets	7.95% p.a.	8.60% p.a.
Salary escalation rate	10% p.a. for first two years and 9% thereafter	9% p.a. for first year and 8% thereafter

Discount rate: The discount rate is based on the prevailing market yields of Indian government securities as at the balance sheet date for the estimated term of the obligations.

Expected rate of return on plan assets: This is based on the expectation of the average long-term rate of return expected on investments of the fund during the estimated term of the obligations.

Salary escalation rate: The estimate of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors.

Experience adjustments

PARTICULARS	FOR THE YEAR ENDED 31 MARCH				
	2013	2012	2011	2010	2009
Defined Benefit Obligation	875	646	584	452	398
Plan Assets	707	624	490	449	334
Surplus / (Deficit)	(168)	(22)	(94)	(3)	(64)
Experience Adjustment on Plan Liabilities	26	23	28	27	18
Experience Adjustment on Plan Assets	7	6	5	27	(7)

2.37.2 Compensated Leave of Absence

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize it in future periods or receive cash in lieu thereof as per Company policy. The Company records an obligation for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this benefit was ₹ 331 and ₹ 241 as at 31 March 2013 and 2012 respectively.

2.38: DIVIDEND REMITTANCE IN FOREIGN CURRENCY

The Company does not make any direct remittances of dividends in foreign currencies to American Depository Receipts (ADRs) holders. The Company remits the equivalent of the dividends payable to the ADR holders in Indian Rupees to the custodian, which is the registered shareholder on record for all owners of the Company's ADRs. The custodian purchases the foreign currencies and remits it to the depository bank which inturn remits the dividends to the ADR holders.

2.39: SETTLEMENT AGREEMENT WITH NORDION

During March 2013, the Company entered into an agreement with Nordion Inc., (formerly known as MDS Inc.) to settle its ongoing litigation for alleged breach of service obligations by Nordion Inc. during the years 2000 to 2004. As part of the settlement, the Company received a total amount of ₹ 1,220 (USD 22.5 million) from Nordion, out of which ₹ 108 (USD 2 million) is towards reimbursement of research and development cost and the same is recorded as reduction in such cost. The balance ₹ 1,112 (USD 20.5 million) is towards 'lost profits' and the same is recorded as part of other operating revenue.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.40: ISSUANCE OF BONUS DEBENTURES

The Company had, on 24 March 2011, allotted 1,015,516,392, 9.25% Unsecured Redeemable Non convertible Bonus Debentures aggregating to ₹ 5,078. The interest is payable at the end of 12, 24 and 36 months from the initial date of issuance. The bonus debentures are redeemable at the end of 36 months from the initial date of issuance. These debentures have been listed on the Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

As per the requirements of the Companies Act, 1956, the Company created a Debenture Redemption Reserve aggregating to ₹ 1,712 and ₹ 867 as at 31 March 2013 and 31 March 2012 respectively.

2.41: RESEARCH AND DEVELOPMENT FIXED ASSETS (INCLUDED IN NOTE 2.7)

DESCRIPTION	GROSS BLOCK				DEPRECIATION				NET BLOCK	
	AS AT 1 APRIL 2012	ADDITIONS (a)	DELETIONS (b)	AS AT 31 MARCH 2013	AS AT 1 APRIL 2012	FOR THE YEAR (a)	DELETIONS (b)	AS AT 31 MARCH 2013	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
Land	70	-	-	70	-	-	-	-	70	70
Buildings	814	46	-	860	172	31	-	203	657	642
Plant and machinery	1,220	154	42	1,332	740	144	36	848	484	480
Electrical equipment	224	15	2	237	130	23	2	151	86	94
Laboratory equipment	1,913	143	68	1,988	1,109	194	67	1,236	752	804
Furniture and fixtures	178	6	-	184	131	18	-	149	35	47
Office equipment	157	27	7	177	118	28	7	139	38	39
Vehicles	-	-	-	-	-	-	-	-	-	-
Grand total	**4,577**	**391**	**119**	**4,848**	**2,400**	**438**	**112**	**2,726**	**2,122**	**2,176**
Previous year	4,231	430	84	4,577	2,003	408	31	2,400	2,176	

(a) Includes gross block of ₹ 6 and accumulated depreciation of ₹ 4 towards transfers from non research and development to research and development fixed assets during the year.

(b) Includes gross block of ₹ 14 and accumulated depreciation of ₹ 8 towards transfers from research and development to non research and development fixed assets during the year.

2.42: PROVISION FOR OTHER THAN TEMPORARY DIMINUTION IN THE VALUE OF LONG TERM INVESTMENTS

For the year ended 31 March 2013:

Investment in Trigenesis Therapeutics Inc.

Following the Company's decision to discontinue its research and development on terbinafine nail lacquer, the Company assessed the recoverability of money invested in its subsidiary, Trigenesis Therapeutics Inc. and has created a provision of ₹ 222 for diminution in the value of long term investments for the year ended 31 March 2013.

For the year ended 31 March 2012:

Investment in Lacock Holdings Limited

Investments include an investment of ₹ 16,146 in Lacock Holdings Limited, Cyprus ('Lacock'), a wholly-owned subsidiary of the Company. The Company participates in the German generics business through step-down subsidiaries of Lacock, i.e. Reddy Holdings GmbH and betapharm Arzneimittel GmbH ('betapharm').

There have been significant changes in the German generics market such as decrease in the reference prices of products, increase in discounts offered to State Healthcare Insurance ("SHI") funds, and announcement of a large competitive bidding sale process from several SHI funds in Germany, and more recently in the current year with the reference price cuts and announcement of large sales tender from other key SHI funds.

In view of the above, management has reassessed the value attributable to its investment in Lacock and based on future cash flows expected from the business (in Lacock), believes that there is a decline, other than temporary, in the value of investment. Accordingly, an amount of ₹ 2,100 has been recorded as provision for diminution in the value of investment for the year ended 31 March 2012.

Investment in Kunshan Rotam Reddy Pharmaceutical Co. Limited

An amount of ₹ 175 representing a provision created in earlier years for decline in the long-term investment in Kunshan Rotam Reddy Pharmaceutical Co. Limited, a joint venture company, was reversed during the year ended 31 March 2012 owing to its improved business performance.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.43: SEGMENT INFORMATION

In accordance with AS-17 "Segment Reporting", segment information has been given in the consolidated financial statements of Dr. Reddy's Laboratories Limited and therefore no separate disclosure on segment information is given in these financial statements.

2.44: FINANCE LEASE

The Company has taken vehicles and other assets on finance lease. The future minimum lease payments and their present values as at 31 March 2013 are as follows:

PARTICULARS	PRESENT VALUE OF MINIMUM LEASE PAYMENTS	FUTURE INTEREST	MINIMUM LEASE PAYMENTS
Not later than 1 year	12	26	38
Later than 1 year and not later than 5 years	35	38	73
Total	**47**	**64**	**111**

The future minimum lease payments and their present values as at 31 March 2012 are as follows:

PARTICULARS	PRESENT VALUE OF MINIMUM LEASE PAYMENTS	FUTURE INTEREST	MINIMUM LEASE PAYMENTS
Not later than 1 year	18	6	24
Later than 1 year and not later than 5 years	5	8	13
Total	**23**	**14**	**37**

2.45: OPERATING LEASE

The Company has taken vehicles on non cancellable operating lease. The total future minimum lease payments under this non cancellable lease are as follows:

PARTICULARS	31 March 2013	31 March 2012
Not later than 1 year	67	58
Later than 1 year and not later than 5 years	82	91
Total	**149**	**149**

Lease rentals on the said lease amounting to ₹ 60 (previous year: ₹ 51) has been charged to the statement of profit and loss. Lease rent under cancellable operating leases amounts to ₹ 249 (previous year: ₹ 157).

2.46: COMPARATIVE FIGURES

Previous year's figures have been regrouped / reclassified wherever necessary, to conform to current year's classification.

As per our report of even date attached
for **B S R & Co.**
Chartered Accountants
Firm Registration No.: 101248W
Natrajh Ramakrishna
Partner
Membership No.: 032815
Place : Hyderabad
Date : 14 May 2013

for **and on behalf of the Board of Directors**

G V Prasad	Chairman & Chief Executive Officer
K Satish Reddy	Vice Chairman & Managing Director
Saumen Chakraborty	President & Chief Financial Officer
Sandeep Poddar	Company Secretary

IGAAP CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors of Dr. Reddy's Laboratories Limited

We have audited the accompanying consolidated financial statements of Dr. Reddy's Laboratories Limited ("DRL" or the "parent company") and its subsidiaries, associates and joint ventures (collectively referred to as "the Company" or "the Group"), which comprise the consolidated balance sheet as at 31 March 2013, the consolidated statement of profit and loss and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the Consolidated Financial Statements

Management is responsible for the preparation of these consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance and consolidated cash flows of the Company in accordance with the applicable financial reporting framework. This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the Company's preparation and presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements.

We did not audit the financial statements and other financial information of certain subsidiaries, which have been audited by other auditors whose reports have been furnished to us, and our opinion is based on the report of other auditors. The attached consolidated financial statements include net assets of ₹ 77 million as at 31 March 2013, revenues of ₹ 13,969 million and net cash inflows amounting to ₹ 121 million in respect of the aforementioned subsidiaries for the year then ended.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(i) in the case of the consolidated balance sheet, of the state of affairs of the Company as at 31 March 2013;

(ii) in the case of consolidated statement of profit and loss, of the profit for the year ended on that date; and

(iii) in the case of consolidated cash flow statement, of the cash flows for the year ended on that date.

for **B S R & Co.**
Chartered Accountants
Firm Registration No.: 101248W

Natrajh Ramakrishna
Partner
Membership No.: 032815

Place : Hyderabad
Date : 14 May 2013

CONSOLIDATED BALANCE SHEET

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

PARTICULARS	NOTE	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
EQUITY AND LIABILITIES			
Shareholders' funds			
Share capital	2.1	849	848
Reserves and surplus	2.2	62,842	49,042
		63,691	**49,890**
Non current liabilities			
Long term borrowings	2.3	12,659	16,419
Deferred tax liabilities, net	2.29	1,070	191
Other long term liabilities	2.4	350	495
Long term provisions	2.5	514	333
		14,593	**17,438**
Current liabilities			
Short term borrowings	2.3	18,986	15,888
Trade payables	2.6	9,657	7,566
Other current liabilities	2.4	21,204	17,492
Short term provisions	2.5	6,741	4,968
		56,588	**45,914**
	Total	**134,872**	**113,242**
ASSETS			
Non current assets			
Fixed assets			
Tangible assets	2.7	31,416	25,732
Intangible assets	2.7	9,090	8,385
Capital work-in-progress		5,653	7,085
Non current investments	2.8	4	9
Deferred tax assets, net	2.29	1,742	1,340
Long term loans and advances	2.9	848	701
Other non current assets	2.15	209	-
		48,962	**43,252**
Current assets			
Current investments	2.10	1,966	2,070
Inventories	2.11	21,707	19,433
Trade receivables	2.12	31,804	25,368
Cash and bank balances	2.13	20,171	16,061
Short term loans and advances	2.14	9,256	6,629
Other current assets	2.15	1,006	429
		85,910	**69,990**
	Total	**134,872**	**113,242**
Significant accounting policies	1		
Notes to the consolidated financial statements	2		

The accompanying notes are an integral part of consolidated financial statements

As per our report of even date attached
for **B S R & Co.**
Chartered Accountants
Firm Registration No.: 101248W

Natrajh Ramakrishna
Partner
Membership No.: 032815
Place : Hyderabad
Date : 14 May 2013

for **and on behalf of the Board of Directors**

G V Prasad Chairman & Chief Executive Officer
K Satish Reddy Vice Chairman & Managing Director
Saumen Chakraborty President & Chief Financial Officer
Sandeep Poddar Company Secretary

CONSOLIDATED STATEMENT OF PROFIT AND LOSS

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

PARTICULARS	NOTE	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
INCOME			
Sales, gross		114,933	94,734
Less: Excise duty		(718)	(405)
Sales, net		**114,215**	**94,329**
Service income		2,070	2,336
License fees		533	421
Other operating revenues	2.16	2,138	1,059
Revenue from operations		**118,956**	**98,145**
Other income	2.17	1,499	1,323
Total revenue		**120,455**	**99,468**
EXPENSES			
Cost of material consumed (including packing material consumed)		28,166	19,493
Purchase of stock-in-trade (traded goods)		8,057	7,182
Changes in inventories of finished goods, work-in-progress and stock-in-trade	2.18	(1,685)	(1,526)
Conversion charges		1,880	2,278
Excise duty		630	534
Employee benefits expense	2.19	19,287	15,912
Finance costs	2.20	1,003	1,056
Depreciation and amortization expense	2.7	5,502	5,181
Research and development		7,915	5,952
Other expenses	2.21	27,511	24,009
Total expenses		**98,266**	**80,071**
Profit before exceptional and extraordinary items and tax		**22,189**	**19,397**
Exceptional items			
Impairment of goodwill	2.37	505	46
Impairment of intangibles	2.37	37	1,307
Profit before extraordinary items and tax		**21,647**	**18,044**
Extraordinary Items		-	-
Profit before tax		**21,647**	**18,044**
Income taxes	2.22		
Current tax expense		6,570	5,248
Deferred tax benefit		(191)	(213)
Profit for the year		**15,268**	**13,009**
Earnings per share	2.30		
Basic - Par value ₹ 5/- per share		89.93	76.76
Diluted - Par value ₹ 5/- per share		89.48	76.37
Number of shares used in computing earning per share			
Basic - Par value ₹ 5/- per share		169,778,214	169,470,729
Diluted - Par value ₹ 5/- per share		170,617,880	170,331,942
Significant accounting policies	1		
Notes to the cosolidated financial statements	2		

The accompanying notes are an integral part of consolidated financial statements

As per our report of even date attached
for **B S R & Co.**
Chartered Accountants
Firm Registration No.: 101248W

Natrajh Ramakrishna
Partner
Membership No.: 032815
Place : Hyderabad
Date : 14 May 2013

for **and on behalf of the Board of Directors**

G V Prasad Chairman & Chief Executive Officer
K Satish Reddy Vice Chairman & Managing Director
Saumen Chakraborty President & Chief Financial Officer
Sandeep Poddar Company Secretary

CONSOLIDATED CASH FLOW STATEMENT

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	21,647	18,044
Adjustments:		
Depreciation and amortization expense	5,502	5,181
Provision for wealth tax	3	3
Profit on sale of current investments, net	(212)	(158)
Dividend from mutual fund units	-	(2)
Unrealised foreign exchange (gain) / loss, net	105	663
Impairment of goodwill and intangibles	542	1,353
Stock compensation expense, net	421	403
Allowance for sales returns	2,068	1,335
Interest income	(900)	(377)
Finance costs	1,003	1,056
Loss on sale of fixed assets, net	34	9
Provision for inventory obsolescence	1,887	1,473
Provision for doubtful debts, net	108	168
Provision for doubtful advances, net	67	467
Operating cash flows before working capital changes	**32,275**	**29,618**
Increase in trade receivables	(6,310)	(6,951)
Increase in inventories	(3,898)	(4,497)
Increase in trade payables	1,817	980
Increase / (decrease) in other assets and liabilities, net	(4,553)	1,530
Cash generated from operations	**19,331**	**20,680**
Income taxes paid, net	(5,552)	(4,554)
Net cash provided by operating activities	**13,779**	**16,126**
CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES		
Purchase of fixed assets	(7,557)	(8,814)
Proceeds from sale of fixed assets	52	186
(Increase) / decrease in deposit accounts (having original maturity of more than three months) and other bank balances	(6,268)	(8,678)
Purchase of investments	(11,561)	(13,690)
Proceeds from sale of investments	11,882	11,780
Interest received	846	332
Cash paid for acquisition, net of cash acquired	(1,746)	-
Acquisition of minority interest	(111)	-
Net cash (used in) investing activities	**(14,463)**	**(18,884)**
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES		
Proceeds from issuance of share capital	1	6
Proceeds / (repayment) from long term borrowings, net	(36)	10,737
Proceeds / (repayment) from short term borrowings, net	2,439	(3,525)
Interest paid	(1,257)	(1,111)
Dividend paid	(2,715)	(2,216)
Net cash from financing activities	**(1,568)**	**3,891**
Net increase / (decrease) in cash and cash equivalents	(2,252)	1,133
Cash and cash equivalents at the beginning of the year (refer note 2.13)	7,362	5,730
Effect of exchange gain on cash and cash equivalents	94	499
Cash and cash equivalents at the end of the year (refer note 2.13)	**5,204**	**7,362**
Notes to the cash flow statement:		
Cash and cash equivalents at the end of the year (refer note 2.13)	5,204	7,362
Other bank balances (refer note 2.13)	14,967	8,699
Cash and bank balances at the end of the year (refer note 2.13)	**20,171**	**16,061**

As per our report of even date attached
for **B S R & Co.**
Chartered Accountants
Firm Registration No.: 101248W

Natrajh Ramakrishna
Partner
Membership No.: 032815
Place : Hyderabad
Date : 14 May 2013

for **and on behalf of the Board of Directors**

G V Prasad Chairman & Chief Executive Officer
K Satish Reddy Vice Chairman & Managing Director
Saumen Chakraborty President & Chief Financial Officer
Sandeep Poddar Company Secretary

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

a) Basis of preparation of consolidated financial statements

The consolidated financial statements have been prepared and presented in accordance with the Indian Generally Accepted Accounting Principles ("IGAAP"). IGAAP comprises mandatory accounting standards notified by the Central Government of India under Section 211 (3C) of the Companies Act, 1956, other pronouncements of the Institute of Chartered Accountants of India, the relevant provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India (SEBI). The financial statements are presented in Indian rupees rounded off to the nearest million.

b) Use of estimates

The preparation of the financial statements in conformity with IGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities on the date of the financial statements and reported amounts of revenues and expenses for the year. Examples of such estimates include estimation of useful life of tangible and intangible assets, assessment of recoverable amounts of deferred tax assets, provision for obligations relating to employees, provisions against litigations and impairment of assets. Actual results could differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Any revision to accounting estimates is recognised prospectively in the current and future periods.

c) Current and non current classification

All the assets and liabilities have been classified as current or non current as per the Company's normal operating cycle and other criteria set out in the Revised Schedule VI to the Companies Act, 1956.

Assets:

An asset is classified as current when it satisfies any of the following criteria:

a) it is expected to be realised in, or is intended for sale or consumption in, the Company's normal operating cycle;

b) it is held primarily for the purpose of being traded;

c) it is expected to be realised within 12 months after the reporting date; or

d) it is cash or cash equivalent unless it is restricted from being exchanged or used to settle a liability for at least 12 months after the reporting date.

Liabilities:

A liability is classified as current when it satisfies any of the following criteria:

a) it is expected to be settled in the Company's normal operating cycle;

b) it is held primarily for the purpose of being traded;

c) it is due to be settled within 12 months after the reporting date; or

d) the Company does not have an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

Current assets / liabilities include the current portion of non current financial assets / liabilities respectively. All other assets / liabilities are classified as non current.

d) Principles of consolidation

The consolidated financial statements include the financial statements of Dr. Reddy's Laboratories Limited ("DRL" or the "parent company"), and all of its subsidiaries (collectively referred to as "the Company" or "the Group"), in which the parent company has more than one-half of the voting power of an enterprise or where the parent company controls the composition of the board of directors. In accordance with AS 27 – "Financial Reporting of Interests in Joint Ventures", issued under Companies (Accounting Standards) Rules, 2006, the Company has accounted for its proportionate share of interest in joint venture by the proportionate consolidation method. The consolidated financial statements have been prepared on the following basis:

- The financial statements of the parent company and the subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances / transactions and resulting unrealised profits in full. Unrealised losses resulting from intra-group transactions have also been eliminated except to the extent that recoverable value of related assets is lower than their cost to the Company. The amounts shown in respect of reserves comprise the amount of the relevant reserves as per the balance sheet of the parent company and its share in the post-acquisition increase in the relevant reserves of the subsidiaries.
- The proportionate share of Company's interest in Joint Ventures is combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group transactions and resulting unrealised profits, to the extent it pertains to the Company.
- The excess / deficit of cost to the parent company of its investment in the subsidiaries, joint ventures and associates over its portion of equity at the respective dates on which investment in such entities were made is recognised in the financial statements as goodwill / capital reserve.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 1: **SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

- The consolidated financial statements are presented, to the extent possible, in the same format as that adopted by the parent company for its separate financial statements.
- The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

e) Tangible fixed assets and depreciation

Tangible fixed assets are carried at the cost of acquisition or construction less accumulated depreciation. The cost of tangible fixed assets includes non-refundable taxes, duties, freight and other incidental expenses related to the acquisition and installation of the respective assets.

Borrowing costs directly attributable to acquisition or construction of those tangible fixed assets which necessarily take a substantial period of time to get ready for their intended use are capitalised. Borrowing costs are interest and other costs incurred by the Company in connection with the borrowing of funds.

Subsequent expenditure related to an item of tangible fixed asset is capitalised only if it increases the future benefits from the existing assets beyond its previously assessed standards of performance.

Advances paid towards acquisition of tangible fixed assets outstanding at each balance sheet date are shown under long-term loans and advances. Cost of assets not ready for intended use, as on the balance sheet date, is shown as capital work-in-progress.

Depreciation on tangible fixed assets is provided using the straight-line method at the rates specified in Schedule XIV to the Companies Act, 1956 or based on the useful life of the assets as estimated by Management, whichever is higher. Depreciation is calculated on a pro-rata basis from the date of installation till the date the assets are sold or disposed. Individual assets costing less than ₹ 5,000/- are depreciated in full in the year of acquisition. Assets acquired on finance leases are depreciated over the period of the lease agreement or the useful life whichever is shorter. Leasehold improvements are depreciated over their estimated useful life, or the remaining period of lease whichever is shorter.

The Management's estimates of the useful lives for various categories of fixed assets are given below:

	Years
Buildings	
- Factory and administrative buildings	20 to 50
- Ancillary structures	3 to 15
Plant and machinery	3 to 15
Electrical equipment	5 to 15
Laboratory equipment	5 to 15
Furniture, fixtures and office equipment (other than computer equipment)	4 to 10
Vehicles	3 to 5
Computer equipment	3 to 5

Gains or losses from disposal of tangible fixed assets are recognised in the statement of profit and loss.

f) Intangible assets and amortisation

Intangible assets are recorded at the consideration paid for acquisition including any import duties and other taxes (other than those subsequently recoverable by the enterprise from the taxing authorities), and any directly attributable expenditure on making the asset ready for its intended use.

Intangible assets are amortised on a systematic basis over the best estimate of their useful lives, commencing from the date the asset is available to the Company for its use.

The management's estimates of the useful lives for various categories of intangible assets are as follows:

	Years
Goodwill	5 to 20
Product related intangibles	5 to 10
Patents, trademarks, etc. (including marketing/ distribution rights)	3 to 12
Customer related intangibles	2 to 11
Technology related intangibles	3 to 10

NOTE 1: **SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

An intangible asset is derecognised on disposal or when no future economic benefits are expected from its use and disposal. Gains or losses arising from the disposal of intangible asset are recognised in the statement of profit and loss.

g) Investments

Investments that are readily realisable and intended to be held for not more than one year from the date of acquisition are classified as current investments. All other investments are classified as non current investments.

Non current investments are carried at cost less any other-than-temporary diminution in value, determined separately for each individual investment. The reduction in the carrying amount is reversed when there is a rise in the value of the investment or if the reasons for the reduction no longer exist. Any reduction in the carrying amount and any reversal in such reductions are charged or credited to the statement of profit and loss.

Current investments are carried at the lower of cost and fair value. The comparison of cost and fair value is done separately in respect of each category of investment.

h) Inventories

Inventories are valued at the lower of cost and net realisable value. Net realisable value (NRV) is the estimated selling price in the ordinary course of the business, less the estimated costs of completion and the estimated costs necessary to make the sale. Cost of inventories comprises all cost of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

The cost of all categories of inventory is determined using weighted average cost method.

i) Research and development

Expenditure on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding is recognized in the statement of profit and loss when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if:

- Development costs can be measured reliably,
- The product or process is technically and commercially feasible,
- Future economic benefits are probable, and
- The Company intends to and has sufficient resources to complete development and has the ability to use or sell the asset.

Expenditure incurred on fixed assets used for research and development is capitalised and depreciated in accordance with the depreciation policy of the Company.

j) Employee benefits

Defined benefit plans

The liability in respect of defined benefit plans and other post-employment benefits is calculated using the projected unit credit method and spread over the period during which the benefit is expected to be derived from employees' services, consistent with the advice of qualified actuaries. The long term obligations are measured at present value of estimated future cash flows discounted at rates reflecting the yields on risk free government bonds that have maturity dates approximating the terms of the Company's obligations. Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

All actuarial gains and losses arising during the year are recognized in the statement of profit and loss.

Defined contribution plan

The Company's contributions to defined contribution plans are charged to statement of profit and loss as and when the services are received from the employees.

Termination benefits

Termination benefits are recognized as an expense when the Company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

NOTE 1: **SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

Compensated leave of absence

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize it in future periods or receive cash in lieu thereof as per Company policy. The Company records an obligation for compensated absences in the period in which the employee renders the services that increases this entitlement. The measurement of such obligation is based on actuarial valuation as at the balance sheet date carried out by a qualified actuary.

Employee stock option schemes

In accordance with the SEBI guidelines, the cost is calculated based on intrinsic value method i.e. the excess of the market price of shares, at the date prior to the day of grant of options under the Employee stock option schemes, over the exercise price is treated as employee compensation and amortised over the vesting period.

k) Foreign currency transactions, balances and translation of financial statements of foreign operations

Foreign currency transactions

Foreign currency transactions are recorded using the exchange rates prevailing on the dates of the respective transactions. Exchange differences arising on foreign currency transactions settled during the year are recognised in the statement of profit and loss.

Monetary assets and liabilities denominated in foreign currencies as at the balance sheet date are translated using the foreign exchange rates as at the balance sheet date. The resultant exchange differences are recognised in the statement of profit and loss. Non-monetary assets and liabilities are carried at the rates prevailing on the date of transaction.

Exchange differences arising on a monetary item that, in substance, forms part of Company's net investment in a non-integral foreign operation are accumulated in a foreign currency translation reserve in the Company's financial statements. Such exchange differences are recognized in the statement of profit and loss in the event of disposal of the net investment.

Foreign operations

The financial statements of the foreign integral subsidiaries, representative offices and branches collectively referred to as the 'foreign integral operations' are translated into Indian rupees as follows:

- Items of income and expenditure are translated at the respective monthly average rates;
- Monetary items are translated using the closing rate;
- Non-monetary items are translated using the monthly average rate which is expected to approximate the actual rate on the date of transaction; and
- The net exchange difference resulting from the translation of items in the financial statements of foreign integral operations is recognised as income or as expense for the year.

The financial statements of non-integral foreign operations are translated into Indian rupees as follows:

- All assets and liabilities, both monetary and non-monetary, are translated using the closing rate;
- Items of income and expenditure are translated at the respective monthly average rates.
- The resulting net exchange difference is credited or debited to a foreign currency translation reserve.

l) Derivative instruments and hedge accounting

The Company uses foreign exchange forward contracts, option contracts and swap contracts (derivatives) to mitigate its risk of changes in foreign currency exchange rates and does not use them for trading or speculative purposes.

The premium or discount on foreign exchange forward contracts is amortized as income or expense over the life of the contract. The exchange difference is calculated and recorded in accordance with AS-11 (revised) in the statement of profit and loss. The changes in the fair value of foreign currency option contracts and swap contracts are recognised in the statement of profit and loss as they arise. Fair value of such option contracts and swap contracts is determined based on the appropriate valuation techniques considering the terms of the contract.

Pursuant to ICAI Announcement "Accounting for Derivatives" on the early adoption of Accounting Standard AS-30 "Financial Instruments: Recognition and Measurement", the Company has adopted the Standard, to the extent that the adoption does not conflict with existing mandatory accounting standards and other authoritative pronouncements, the Companies Act, 1956 and other regulatory requirements.

NOTE 1: **SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

Cash flow hedges

The Company classifies its derivative contracts that hedge foreign currency risk associated with highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded as part of reserves and surplus within the Company's "hedging reserve", and re-classified into the statement of profit and loss as revenue in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion is immediately recorded in the statement of profit and loss.

The Company also designates certain non derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for the hedge of foreign currency risk associated with highly probable forecasted transactions and, accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain/loss on such non derivative financial liabilities is recorded as part of reserves and surplus within the Company's "hedging reserve", and re-classified in the statement of profit and loss as revenue in the period corresponding to the occurrence of the forecasted transactions.

If the hedging instrument no longer meets the criteria for hedge accounting, gets expired or is sold, terminated or exercised before the occurrence of the forecasted transaction, the hedge accounting on such transaction is discontinued prospectively. The cumulative gain or loss previously recognized in hedging reserve continues to remain there until the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, the balance in hedging reserve is recognized immediately in the statement of profit and loss.

m) Revenue recognition

Sale of goods

Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods and the amount of revenue can be measured reliably. Revenue from the sale of goods includes excise duty and is measured at the fair value of the consideration received or receivable, net of returns, sales tax and applicable trade discounts and allowances. Revenue includes shipping and handling costs billed to the customer.

Revenue from sales of active pharmaceutical ingredients and intermediates in India is recognized on delivery of products to customers from the factories of the Company. Revenue from sales of formulation products in India is recognized upon delivery of products to distributors by clearing and forwarding agents of the Company. Revenue from export sales is recognized when the significant risks and rewards of ownership of products are transferred to the customers, which is based upon the terms of the applicable contract.

Accrual for chargeback, rebates, discounts and medicaid payments are estimated and provided for in the year of sales and recorded as reduction of revenue. A chargeback claim is a claim made by the wholesaler for the difference between the price at which the product is initially invoiced to the wholesaler and the net price at which it is agreed to be procured from the Company. Accrual for such chargeback is made considering the factors such as historical average chargeback rate actually claimed over a period of time, current contract prices with wholesalers / other customers and estimated inventory holding by the wholesaler.

The Company accounts for sales returns by recording an allowance for sales returns concurrent with the recognition of revenue at the time of a product sale. This allowance is based on the Company's estimate of expected sales returns.

Profit share revenues

From time to time the Company enters into marketing arrangements with certain business partners for the sale of its products in certain markets. Under such arrangements, the Company sells its products to the business partners at a price agreed upon in the arrangement and is also entitled to a profit share which is over and above the agreed price. The profit share is typically dependent on the business partner's ultimate net sale proceeds or net profit, subject to any reductions or adjustments that are required by the terms of the arrangement.

Revenue in an amount equal to the agreed price is recognized on these transactions upon delivery of products to the business partners. The additional amount representing the profit share component is recognized as revenue in the period which corresponds to the ultimate sales made by business partners only when the collectability of the profit share becomes probable and a reliable measure of the profit share is available. In arriving at this conclusion and in measuring the amount of profit share revenue to be recognized for such period, the Company uses all available information and evidences relating to the amounts owed to the Company under these arrangements, such as confirmations provided by business partners, including those made available on or before the date of approval of financial statements.

Service Income

Revenue from services rendered, which primarily relate to contract research, is recognized in the statement of profit and loss as the underlying services are performed. Upfront non-refundable payments received under these arrangements are deferred and recognised as revenue over the expected period over which the related services are expected to be performed.

NOTE 1: **SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

License fee

The Company enters into certain dossier sales, licensing and supply arrangements with various parties. Some of these arrangements include certain performance obligations by the Company. Revenue from such arrangements is recognized in the period in which the Company completes all its performance obligations.

Dividend and interest income

Dividend income is recognised when the unconditional right to receive the income is established. Income from interest on deposits, loans and interest bearing securities is recognised on the time proportionate method.

Export entitlements

Export entitlements are recognised as reduction from cost of material consumed when the right to receive credit as per the terms of the scheme is established in respect of the exports made and where there is no significant uncertainty regarding the ultimate collection of the relevant export proceeds.

n) Income tax expense

Income tax expense comprises current tax and deferred tax charge or credit.

Current tax

The current charge for income taxes is calculated in accordance with the relevant tax regulations applicable to the entities in the Company.

Deferred tax

Deferred tax charge or credit reflects the tax effects of timing differences between accounting income and taxable income for the period. The deferred tax charge or credit and the corresponding deferred tax liabilities or assets are recognised using the tax rates that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets are recognised only to the extent there is reasonable certainty that the assets can be realised in future; however, where there is unabsorbed depreciation or carry forward of losses, deferred tax assets are recognised only if there is a virtual certainty of realisation of such assets.

Deferred tax assets are reviewed at each balance sheet date and are written-down or written-up to reflect the amount that is reasonably/virtually certain (as the case may be) to be realised. Deferred tax assets and liabilities are offset where the Company has a legally enforceable right to set-off assets against liabilities representing current tax, and where such assets and liabilities relate to taxes on income levied by the same governing taxation laws.

o) Earnings per share

The basic earnings per share ("EPS") is computed by dividing the net profit after tax for the year by the weighted average number of equity shares outstanding during the year. For the purpose of calculating diluted earnings per share, net profit after tax for the year and the weighted average number of shares outstanding during the year are adjusted for the effects of all dilutive potential equity shares. The dilutive potential equity shares are deemed converted as of the beginning of the year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares).

p) Impairment of assets

The Company assesses at each balance sheet date whether there is any indication that an asset may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets (Cash Generating Unit or CGU) that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

The recoverable amount of an asset or CGU is the greater of its value in use and its net selling price.

If such recoverable amount of the asset or the recoverable amount of the cash generating unit to which the asset belongs is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognised in the statement of profit and loss. If at the balance sheet date there is an indication that if a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the asset is reflected at the recoverable amount subject to a maximum of amortised historical cost.

q) Provisions and contingent liabilities

A provision is recognised when the Company has a present obligation as a result of past events and it is probable that an outflow of resources embodying economic

NOTE 1: **SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

benefits will be required to settle the obligation. Provisions are recognised at the best estimate of the expenditure required to settle the present obligation at the balance sheet date. Provisions are measured on an undiscounted basis.

Onerous contracts

A contract is considered as onerous when the expected economic benefits to be derived by the Company from the contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision for an onerous contract is measured at the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognises any impairment loss on the assets associated with that contract.

Contingencies

A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made. Contingent assets are not recognised in the financial statements. However, contingent assets are assessed continually and if it is virtually certain that an inflow of economic benefits will arise, the asset and related income are recognised in the period in which the change occurs.

r) Government grants

The Company recognizes government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Government grants received in relation to assets are presented as a reduction from the carrying amount of the related asset. Revenue Grants are deducted in reporting the related expense.

s) Leases

The lease arrangement is classified as either a finance lease or an operating lease, at the inception of the lease, based on the substance of the lease arrangement.

Finance leases

A finance lease is a lease that transfers substantially all the risks and rewards incident to ownership of an asset. A finance lease is recognized as an asset and a liability at the commencement of the lease, at the lower of the fair value of the asset and the present value of the minimum lease payments. Initial direct costs, if any, are also capitalized and, subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Operating leases

Other leases are operating leases, and the leased assets are not recognized on the Company's balance sheet. Payments made under operating leases are recognized in the statement of profit and loss on a straight-line basis over the term of the lease.

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**

2.1: SHARE CAPITAL

PARTICULARS	AS AT 31 MARCH 2013		AS AT 31 MARCH 2012	
Authorised				
240,000,000 (previous year: 240,000,000) equity shares of ₹ 5/- each		1,200		1,200
Issued				
169,836,675 (previous year: 169,560,546) equity shares of ₹ 5/- each fully paid-up		**849**		**848**
Subscribed and paid-up				
169,836,475 (previous year: 169,560,346) equity shares of ₹ 5/- each fully paid-up	849		848	
Add: Forfeited share capital (e)	-	849	-	848
		849		**848**

(a) **Reconciliation of the equity shares outstanding is set out below:**

PARTICULARS	AS AT 31 MARCH 2013		AS AT 31 MARCH 2012	
	NO. OF EQUITY SHARES	AMOUNT	NO. OF EQUITY SHARES	AMOUNT
Number of shares outstanding at the beginning of the year	169,560,346	848	169,252,732	846
Shares issued during the year	276,129	1	307,614	2
Number of shares outstanding at the end of the year	**169,836,475**	**849**	**169,560,346**	**848**

(b) **Terms / rights attached to equity shares**

The Company has only one class of equity shares having a par value of ₹ 5/- per share. Each holder of equity shares is entitled to one vote per share. The Company declares and pays dividends in Indian rupees. During the year ended 31 March 2013, the amount of per share dividend recognized as distributions to equity shareholders is ₹ 15/- (31 March 2012: ₹ 13.75/-). The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting.

(c) **Details of shareholders holding more than 5% shares in the Company**

PARTICULARS	AS AT 31 MARCH 2013		AS AT 31 MARCH 2012	
	NO. OF EQUITY SHARES HELD	% OF EQUITY SHARES HELD	NO. OF EQUITY SHARES HELD	% OF EQUITY SHARES HELD
Dr. Reddy's Holdings Limited	39,729,284	23.39	39,729,284	23.43
First State Investments Management (UK) Limited, First State Investments International Limited and their associates	9,667,791	5.69	466,942	0.28
Life Insurance Corporation of India and its associates	7,686,575	4.53	11,439,458	6.75

(d) 695,259 (previous year : 654,156) stock options are outstanding to be issued by the Company on exercise of the vested stock options in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Plan, 2002" and 98,608 (previous year : 117,899) stock options are outstanding to be issued by the Company on exercise of the vested stock options in accordance with the terms of exercise under the "Dr. Reddy's Employees ADR Stock Option Plan 2007".

(e) Represents 200 (previous year: 200) equity shares of ₹ 5/- each, amount paid-up ₹ 500/- (rounded off in millions in the note above) forfeited due to non-payment of allotment money.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.2: RESERVES AND SURPLUS

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
Capital reserve		
Balance at the beginning of the year	274	274
Movement during the year	(7)	-
	267	**274**
Securities premium account		
Balance at the beginning of the year	18,532	18,279
Add : Additions during the year on exercise of employee stock options	283	253
	18,815	**18,532**
Employee stock options outstanding		
Balance at the beginning of the year	551	405
Add : Amortization during the year, net of forfeiture	421	403
Less : Options exercised during the year	(283)	(257)
	689	**551**
General reserve		
Balance at the beginning of the year	9,924	8,979
Add : Transferred from surplus	1,265	945
	11,189	**9,924**
Foreign currency translation reserve		
Balance at the beginning of the year	3,673	2,898
Movement during the year	137	775
	3,810	**3,673**
Hedging reserve		
Balance at the beginning of the year	(1,356)	546
Movement during the year	965	(1,902)
	(391)	**(1,356)**
Debenture redemption reserve		
Balance at the beginning of the year	867	19
Add: Transferred from surplus	845	848
	1,712	**867**
Surplus		
Balance at the beginning of the year	16,577	8,073
Add: Current year profit	15,268	13,009
Amount available for appropriations	**31,845**	**21,082**
Less: Appropriations:		
Proposed dividend on equity shares	2,548	2,331
Tax on proposed dividend	433	378
Dividend of previous years	3	3
Debenture redemption reserve	845	848
Transferred to general reserve	1,265	945
Balance carried forward	**26,751**	**16,577**
	62,842	**49,042**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.3: BORROWINGS

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
A) Long term borrowings		
Secured		
Long term maturities of finance lease obligations (a)	802	261
Unsecured		
Debentures		
9.25% Redeemable Non convertible Debentures of ₹ 5/- each (b)	-	5,078
Deferred payment liabilities		
Sales tax deferment loan from the Government of Andhra Pradesh (interest free) (c)	28	47
Long term loans from banks (d)	11,829	11,033
	12,659	**16,419**
B) Short term borrowings		
Secured		
Loan from banks (e)	-	47
Unsecured		
Bank overdraft	82	-
Packing credit loans (f)	15,786	10,204
Other short term loans (g)	3,118	5,637
	18,986	**15,888**

(a) Finance lease obligations are towards lease rentals payable for the building, vehicles and other assets leased by the Company.

(b) Debentures are due for redemption on 24 March 2014 and accordingly, the same are disclosed under other current liabilities as at 31 March 2013 (Refer note 2.40).

(c) Sales tax deferment loan is repayable in 10 instalments, with the last instalment due on 31 March 2019.

(d) Long term loan taken by subsidiary from Citibank carrying interest rate of LIBOR plus 145 bps and is repayable in eight equal quarterly instalments starting from December 2014 and ending in September 2016.

(e) During the current year Kunshan Rotam Reddy Pharmaceutical Company Limited (KRRP), a consolidated joint venture repaid the loan taken from Kunshan Rural Commercial Bank. During previous year this loan carried an average interest rate of 7.21% per annum and was secured by KRRP's land and building.

(f) Packing Credit loans for the current year comprised of USD/EUR denominated Foreign Currency Packing Credit loans carrying interest rates of LIBOR plus 50 - 125 bps and RUB denominated loans carrying fixed interest rate of 7.25%-8.00% per annum and are repayable within 1 to 6 months from the date of drawdown. Packing Credit loans for the previous year comprised of USD/EUR denominated Foreign Currency Packing Credit loans carrying interest rates of LIBOR plus 100 -150 bps or fixed rate of 2.21%-3.06% per annum and were repayable within 1 to 6 months from the date of drawdown.

(g) Other short term loans represent borrowings by subsidiaries of EUR 45 million from Royal Bank of Scotland carrying interest rate of LIBOR plus 110 bps. Previous year loans included borrowings by subsidiaries of EUR 45 million from Royal Bank of Scotland carrying interest rate of LIBOR plus 100 bps and USD 50 million from JP Morgan carrying interest rate of LIBOR plus 125 bps per annum.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.4: OTHER LIABILITIES

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
A) Other long term liabilities		
Deferred revenue income	217	343
Others	133	152
	350	**495**
B) Other current liabilities		
Current maturities of long term borrowings		
Finance lease obligations (a)	80	30
Sales tax deferment loan from the Government of Andhra Pradesh (interest free) (b)	19	2
9.25% Redeemable Non convertible Debentures of ₹ 5/- each (c)	5,078	-
Due to capital creditors	1,394	1,295
Interest accrued but not due on loans	23	63
Unclaimed dividends and debenture interest *	38	30
Accrued expenses	6,016	6,012
Salary and bonus payable	1,446	1,443
Derivative financial instrument liability	114	1,821
Due to statutory authorities	233	258
Others	6,763	6,538
	21,204	**17,492**

* Unclaimed amounts are transferred to Investor Protection and Education Fund after seven years from the due date.

(a) Finance lease obligations are towards lease rentals payable before 31 March 2014 for assets leased by the Company.

(b) The figures reflected for sales tax deferment loan are for instalments payable before 31 March 2014.

(c) Debentures are due for redemption on 24 March 2014 (Refer note 2.40).

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.5: PROVISIONS

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
A) Long term provisions		
Provision for employee benefits		
Long service award benefit plan	89	66
Pension, seniority and severence indemnity plans	204	114
Compensated absences	221	153
	514	**333**
B) Short term provisions		
Provision for employee benefits		
Gratuity	172	50
Long service award benefit plan	13	10
Pension, seniority and severence indemnity plans	7	6
Compensated absences	123	107
Other provisions		
Taxation, net of advance taxes	1,155	745
Allowance for sales returns (a)	1,906	1,341
Proposed dividend	2,548	2,331
Tax on proposed dividend	433	378
Others	384	-
	6,741	**4,968**
(a) Details of changes in allowance for sales returns during the year is as follows:		
Balance at the beginning of the year	1,341	980
Provision made during the year	2,068	1,335
Provision used during the year	(1,503)	(974)
Balance at the end of the year	**1,906**	**1,341**

2.6: TRADE PAYABLES

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
Trade Payables		
Due to micro, small and medium enterprises	236	1
Others	9,421	7,565
	9,657	**7,566**

(a) The principal amounts paid and that remaining unpaid as at 31 March 2013 in respect of enterprises covered under the "Micro, Small and Medium Enterprises Development Act, 2006" (MSMDA) are ₹ 3,014 (previous year: ₹ 3,405) and ₹ 236 (previous year: ₹ 1) respectively. The interest amount computed based on the provisions under Section 16 of the MSMDA ₹ 0.02 (previous year: ₹ 0.03) is remaining unpaid as of 31 March 2013. The interest amount of ₹ 0.03 that remained unpaid as at 31 March 2012 was paid fully during the current year.

(b) The amount of interest due and payable for the period of delay in making payment (which have been paid but beyond the appointed day during the year) but without adding the interest specified under this Act is ₹ Nil (previous year: ₹ Nil).

(c) The list of undertakings covered under MSMDA was determined by the Company on the basis of information available with the Company and has been relied upon by the auditors.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.7: FIXED ASSETS

DESCRIPTION	GROSS BLOCK					DEPRECIATION / AMORTIZATION / IMPAIRMENT						NET BLOCK	
	AS AT 1 APRIL 2012	ADDITIONS	DELETIONS	FOREIGN EXCHANGE ADJUSTMENTS (b)	AS AT 31 MARCH 2013	AS AT 1 APRIL 2012	DEPRECIATION / AMORTIZATION FOR THE YEAR	IMPAIRMENT (c)	DELETIONS	FOREIGN EXCHANGE ADJUSTMENTS (b)	AS AT 31 MARCH 2013	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
Tangible assets													
Land (a)	3,592	30	14	44	3,652	-	-	-	-	-	-	3,652	3,592
Buildings													
Owned	8,893	2,437	20	94	11,404	1,734	431	-	18	20	2,167	9,237	7,159
Assets taken under finance lease	460	420	-	6	886	74	13	-	-	1	88	798	386
Plant and machinery													
Owned	20,994	4,627	396	168	25,393	10,565	2,074	-	376	76	12,339	13,063	10,429
Assets taken under finance lease	-	105	-	(1)	104	-	3	-	-	-	3	101	-
Electrical equipment	2,251	592	21	3	2,825	1,010	309	-	20	2	1,301	1,524	1,241
Laboratory equipment													
Owned	4,061	613	231	4	4,447	2,307	470	-	224	3	2,556	1,891	1,754
Assets taken under finance lease	-	57	-	(1)	56	-	-	-	-	-	-	56	-
Furniture, fixtures and Office equipment													
Owned	2,924	352	189	24	3,111	1,979	394	-	178	14	2,209	902	945
Assets taken under finance lease	-	1	-	-	1	-	-	-	-	-	-	1	-
Vehicles													
Owned	524	25	67	3	485	313	92	-	52	1	354	131	211
Assets taken under finance lease	60	79	29	-	110	45	25	-	29	-	41	69	15
Total tangible assets (A)	43,759	9,338	967	344	52,474	18,027	3,811	-	897	117	21,058	31,416	25,732
Intangible assets													
Customer related intangibles	674	-	-	27	701	641	13	-	-	23	677	24	33
Goodwill	29,952	1,961	-	598	32,511	24,489	796	505	-	529	26,319	6,192	5,463
Patents, trademarks, etc. (including marketing/ distribution rights)	13,220	157	18	434	13,793	10,331	880	37	1	267	11,514	2,279	2,889
Technology related intangibles	590	84	-	(1)	673	590	2	-	-	-	592	81	-
Product related intangibles	-	514	-	-	514	-	-	-	-	-	-	514	-
No-competition arrangements	228	-	-	-	228	228	-	-	-	-	228	-	-
Total intangible assets (B)	44,664	2,716	18	1,058	48,420	36,279	1,691	542	1	819	39,330	9,090	8,385
Total (A+B)	88,423	12,054	985	1,402	100,894	54,306	5,502	542	898	936	60,388	40,506	34,117
Previous year	79,751	5,943	535	3,264	88,423	45,896	5,181	1,353	340	2,216	54,306	34,117	

(a) During the current year Aurigene Discovery Technologies Limited, a consolidated subsidiary, has executed a sale deed with KIADB for the land and accordingly the land has been registered in the name of the subsidiary.

(b) Foreign exchange adjustments represents exchange differences resulting from translation of fixed assets relating to non-integral foreign operations.

(c) The details of impairment losses have been set out in the Note 2.37.

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.8: NON CURRENT INVESTMENTS

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
I. QUOTED INVESTMENTS		
(a) Equity shares (fully paid-up)		
12,000 (previous year: 12,000) equity shares of ₹ 10/- each of State Bank of India (a)	3	3
TOTAL QUOTED LONG TERM INVESTMENTS (I)	**3**	**3**
II. UNQUOTED INVESTMENTS		
Trade		
In other companies		
Ordinary shares of Roubles 1,000 each of Biomed Russia Limited, Russia (b)	66	66
200,000 (previous year: 200,000) ordinary shares of ₹ 10/- each of Altek Engineering Limited, India	2	2
8,859 (previous year: 8,859) equity shares of ₹ 100/- each of Jeedimetla Effluent Treatment Limited, India	1	1
24,000 (previous year: 24,000) equity shares of ₹ 100/- each of Progressive Effluent Treatment Limited, India	2	2
20,250 (previous year: 20,250) equity shares of ₹ 10/- each of Shivalik Solid Waste Management Limited, India (c)	-	-
	71	**71**
Less: Provision for decline, other than temporary, in the value of long term investments	(70)	(65)
TOTAL UNQUOTED LONG TERM INVESTMENTS (II), NET	**1**	**6**
TOTAL NON CURRENT INVESTMENTS, NET (I + II)	**4**	**9**
Aggregate cost of quoted investments	3	3
Aggregate cost of unquoted investments	71	71
Market value of quoted investments	25	25

(a) In respect of shares of State Bank of India, the share certificates were misplaced during transfer/lost in transit. The Company has initiated necessary legal action at the appropriate courts.

(b) Shares held in Biomed Russia Limited, Russia are not denominated in number of shares as per the laws of the country.

(c) Represents 20,250 (previous year: 20,250) equity shares of ₹ 10/- each of Shivalik Solid Waste Management Limited, India amounting to ₹ 202 thousands (previous year: ₹ 202 thousands) (rounded off in millions in the note above).

2.9: LONG TERM LOANS AND ADVANCES

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
(Unsecured)		
Considered good		
Capital advances for purchase of fixed assets	406	218
Security deposits	442	483
Considered doubtful		
Others	8	8
	856	**709**
Less: Provision for doubtful loans and advances	(8)	(8)
	848	**701**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.10: CURRENT INVESTMENTS

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
Current investments at cost or fair value whichever is less		
Quoted investments		
In Mutual Funds		
Nil (previous year: 910,106.56) units of BSL Cash Manager Institutional Plan	-	155
Nil (previous year: 347,674.86) units of UTI Market Fund	-	415
Nil (previous year: 30,289,629.44) units of IDFC Money Manager Fund	-	500
Nil (previous year: 19,212,000.58) units of Reliance Liquid Fund	-	500
Nil (previous year: 22,536,633.30) units of Reliance Medium Term Fund	-	500
21,802,761.32 (previous year: Nil) units of Birla SunLife Dynamic Bond Fund	400	-
10,061,940.12 (previous year: Nil) units of Kotak Scheme Plan A	340	-
25,173,517.46 (previous year: Nil) units of IDFC Dynamic Bond Plan	350	-
15,060,265.96 (previous year: Nil) units of UTI	191	-
19,176,190.84 (previous year: Nil) units of Reliance Dynamic Bond Fund	300	-
137,543.89 (previous year: Nil) units of IDFC Cash Fund Growth Regular Plan	195	-
94,755.81 (previous year: Nil) units of SBI Magnum Insta Cash Fund Liquid Floater Growth	190	-
Total quoted current investments	**1,966**	**2,070**
Market value of quoted investments	2,010	2,080

2.11: INVENTORIES

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
(Valued on weighted average basis)		
Raw materials	8,317	7,265
Goods-in-transit	38	94
Less: Provision for obsolete and slow moving	(1,269)	(759)
Net	**7,086**	**6,600**
Work-in-progress	6,488	5,630
Less: Provision for obsolete and slow moving	(850)	(644)
Net	**5,638**	**4,986**
Finished goods	7,978	3,808
Less: Provision for obsolete and slow moving	(1,986)	(1,612)
Net	**5,992**	**2,196**
Stock-in-trade (goods acquired for trading)	1,676	4,463
Less: Provision for obsolete and slow moving	(95)	(119)
Net	**1,581**	**4,344**
Stores and spares	675	575
Less: Provision for obsolete and slow moving	(107)	(14)
Net	**568**	**561**
Packing materials	1,092	903
Less: Provision for obsolete and slow moving	(250)	(157)
Net	**842**	**746**
	21,707	**19,433**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.12: TRADE RECEIVABLES

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
(Unsecured)		
Receivables outstanding for a period exceeding six months		
Considered good	586	704
Considered doubtful	582	537
Others		
Considered good	31,218	24,664
	32,386	**25,905**
Less: Provision for doubtful debts	(582)	(537)
	31,804	**25,368**

2.13: CASH AND BANK BALANCES

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
Cash on hand	5	5
Bank balances		
In current accounts	4,479	4,607
In EEFC accounts	-	110
In term deposit accounts (maturity less than 3 months)	720	2,640
Cash and cash equivalents (A)	**5,204**	**7,362**
In unclaimed dividend accounts	28	23
In unclaimed fractional share pay order accounts	1	1
In unclaimed debenture interest account	10	7
In term deposit accounts (maturity more than 3 months but less than 12 months)	14,928	8,668
Other bank balances (B)	**14,967**	**8,699**
Total cash and bank balances (A+B)	**20,171**	**16,061**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.14: SHORT TERM LOANS AND ADVANCES

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
(Unsecured)		
Considered good		
Advances to material suppliers	998	672
Loans and advances to employees	141	42
Advance tax, net of provision for income taxes	643	741
Balances with statutory / government authorities	6,423	4,142
Prepaid expenses	644	513
Others	407	519
Considered doubtful		
Other advances recoverable in cash or in kind or for value to be received	173	102
	9,429	**6,731**
Less: Provision for doubtful loans and advances	(173)	(102)
	9,256	**6,629**

2.15: OTHER ASSETS

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
A) Non current assets		
Other bank balances in deposits where maturity period is beyond 12 months	209	-
	209	**-**
B) Current assets		
Considered good		
Claims receivable	95	169
Interest accrued but not due	99	45
Derivative financial asset	562	7
Others	250	208
	1,006	**429**

2.16: OTHER OPERATING REVENUE

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
Sale of spent chemicals	588	382
Scrap sales	140	111
Royalty income	54	57
Income from settlement of litigation (Refer note 2.41)	1,112	-
Miscellaneous income	244	509
	2,138	**1,059**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.17: OTHER INCOME

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
Interest income		
On fixed deposits	877	353
Others	23	24
Profit on sale of fixed assets, net	-	31
Dividend from mutual fund units	-	2
Profit on sale of current investments, net	212	158
Foreign exchange gain, net	334	711
Miscellaneous income	53	44
	1,499	**1,323**

2.18: CHANGES IN INVENTORIES OF FINISHED GOODS, WORK-IN-PROGRESS AND STOCK-IN-TRADE

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013		FOR THE YEAR ENDED 31 MARCH 2012	
Opening				
Work-in-progress	4,986		4,091	
Finished goods	2,196		2,566	
Stocks acquired on acquisition (a)	-		146	
Stock-in-trade	4,344	11,526	3,197	10,000
Closing				
Work-in-progress	5,638		4,986	
Finished goods	5,992		2,196	
Stock-in-trade	1,581	13,211	4,344	11,526
		(1,685)		**(1,526)**

(a) Stock added on acquisition represents stocks pertaining to acquisition of GSK's manufacturing facility in Bristol, Tennessee, during the previous year.

2.19: EMPLOYEE BENEFITS EXPENSE

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
Salaries, wages and bonus	16,544	13,679
Contribution to provident and other funds	955	672
Staff welfare expenses	1,367	1,158
Stock compensation expense, net	421	403
	19,287	**15,912**

2.20: FINANCE COSTS

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
Interest expense	1,000	1,029
Other borrowing costs	44	27
Mark to market (gain) / loss on interest rate swap	(41)	-
	1,003	**1,056**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.21: OTHER EXPENSES

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
Consumption of stores and spare parts	1,648	1,837
Advertisements	1,406	1,288
Commission on sales	290	433
Carriage outward	3,630	3,036
Other selling expenses	5,797	5,087
Legal and professional	3,005	2,394
Power and fuel	3,354	2,259
Repairs and maintenance		
Buildings	227	181
Plant and machinery	1,897	1,382
Others	846	740
Insurance	450	376
Travel and conveyance	1,402	1,098
Rent	603	523
Communication	394	557
Rates and taxes	459	416
Printing and stationery	178	154
Donations	176	177
Provision for doubtful debts, net	108	168
Provision for doubtful advances, net	67	467
Directors' sitting fees	2	1
Non Executive Directors' remuneration	60	54
Auditors' remuneration		
Audit fees	11	11
Other matters	1	1
Out of pocket expenses	3	3
Bank charges	81	85
Loss on sale of fixed assets, net	34	40
Other general expenses	1,382	1,241
	27,511	**24,009**

2.22: INCOME TAXES

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
Current tax expense		
Domestic taxes	4,434	3,636
MAT credit utilisation / (entitlement)	-	862
Foreign taxes	2,136	750
	6,570	**5,248**
Deferred tax expense / (benefit)		
Domestic taxes	173	(217)
Foreign taxes	(364)	4
	(191)	**(213)**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.23: DESCRIPTION OF THE GROUP

Dr. Reddy's Laboratories Limited ("DRL" or the "parent company") together with its subsidiaries (collectively, "the Company" or "the Group") is a leading India-based pharmaceutical company headquartered and having its registered office in Hyderabad, Andhra Pradesh, India. Through its three businesses – Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – the Company offers a portfolio of products and services, including Active Pharmaceutical Ingredients ("APIs"), Custom Pharmaceutical Services ("CPS"), generics, biosimilar, differentiated formulations and New Chemical Entities ("NCEs"). The Company's principal research and development facilities are located in Andhra Pradesh, India; Cambridge, United Kingdom and Leiden, Netherlands; its principal manufacturing facilities are located in Andhra Pradesh, India, Himachal Pradesh, India, Cuernavaca-Cuautla, Mexico, Mirfield, United Kingdom, Louisiana, United States and Tennessee, United States; and its principal markets are in India, Russia, the United States, the United Kingdom and Germany. The Company's shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and, since April 11, 2001, also on the New York Stock Exchange in the United States. The Company's debentures are listed on Bombay Stock Exchange and National Stock Exchange since 7 April 2011.

Subsidiaries, step-down subsidiaries and joint venture of the parent company are listed below:

ENTITY	COUNTRY OF INCORPORATION	PERCENTAGE OF HOLDING (%)
Subsidiaries		
Aurigene Discovery Technologies Limited	A Company organised under the laws of India	100
Cheminor Investments Limited	A Company organised under the laws of India	100
Dr. Reddy's Bio-sciences Limited	A Company organised under the laws of India	100
Dr. Reddy's Farmaceutica Do Brasil Ltda.	A Company organised under the laws of Brazil	100
Dr. Reddy's Laboratories (Australia) Pty. Limited	A Company organised under the laws of Australia	100
Dr. Reddy's Laboratories (Proprietary) Limited	A Company organised under the laws of the Republic of South Africa	100
Dr. Reddy's Laboratories ILAC TICARET Limited SIRKETI (till 4 December 2012)	A Company organised under the laws of Turkey	100
Dr. Reddy's Pharma SEZ Limited	A Company organised under the laws of India	100
Dr. Reddy's Laboratories SA	A Company organised under the laws of Switzerland	100
DRL Impex Limited (formerly DRL Investments Limited)	A Company organised under the laws of India	100
Idea2Enterprises (India) Private Limited	A Company organised under the laws of India	100
Industrias Quimicas Falcon de Mexico S.A.de.C.V.("Falcon")	A Company organised under the laws of Mexico	100
Lacock Holdings Limited ("Lacock")	A Company organised under the laws of Cyprus	100
OOO Alfa, Russia (formerly OOO JV Reddy Biomed Limited) (till 16 July 2012)	A Company organised under the laws of Russia	100
OOO Dr. Reddy's Laboratories Limited	A Company organised under the laws of Russia	100
Reddy Antilles N.V. ("RANV")	A Company organised under the laws of Netherlands	100
Reddy Cheminor S.A.	A Company organised under the laws of France	100
Reddy Pharma Iberia SA	A Company organised under the laws of Spain	100
Reddy Pharmaceuticals Hong Kong Limited (till 19 October 2012)	A Company organised under the laws of Hong Kong	100
Trigenesis Therapeutics Inc. (till 4 December 2012)	A Company organised under the laws of USA	100
Step-down subsidiaries		
Aurigene Discovery Technologies (Malaysia) Sdn bhd	A subsidiary of Aurigine Discovery Technologies Limited organised under the laws of Malaysia	100
Aurigene Discovery Technologies Inc. ("AI").	A subsidiary of Aurigene Discovery Technologies Limited organised under the laws of USA	100
beta Institut gemeinnützige GmbH (formerly beta institut fur sozialmedizinische Forschung und Entwicklung GmbH)	A subsidiary of Reddy Holding GmbH organised under the laws of Germany	100
betapharm Arzneimittel GmbH	A subsidiary of Reddy Holding GmbH organised under the laws of Germany	100
Chienna BV (from 15 February 2013)	A subsidiary of OctoPlus N.V. organised under the laws of Netherlands	100
Chirotech Technology Limited	A subsidiary of Dr. Reddy's Laboratories (EU) Limited organised under the laws of United Kingdom	100
Dr. Reddy's Srl (formerly Jet Generici Srl)	A subsidiary of Reddy Pharma Italia SPA organised under the laws of Italy	100
Dr. Reddy's Laboratories (EU) Limited ("DREU")	A subsidiary of Dr. Reddy's laboratories SA organised under the laws of United Kingdom	100

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.23: DESCRIPTION OF THE GROUP (CONTINUED)

ENTITY	COUNTRY OF INCORPORATION	PERCENTAGE OF HOLDING (%)
Dr. Reddy's Laboratories (UK) Limited ("DRUK")	A subsidiary of Dr. Reddy's Laboratories (EU) Limited organised under the laws of the United Kingdom	100
Dr. Reddy's Laboratories Canada, Inc. (till 20 September 2012)	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of Canada	100
Dr. Reddy's Laboratories Inc. ("DRLI")	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of USA	100
Dr. Reddy's Laboratories International SA	A subsidiary of Dr. Reddy's Laboratories SA organised under laws of Switzerland	100
Dr. Reddy's Laboratories New York, Inc. (from 24 May 2011)	A subsidiary of Dr. Reddy's Laboratories International SA organised under the laws of USA	100
Dr. Reddy's Laboratories, LLC Ukraine (from 11 May 2011)	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of Ukraine	100
Dr. Reddy's New Zealand Limited (formerly Affordable Health Care Limited)	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of New Zealand	100
Dr. Reddy's Laboratories Louisiana LLC	A subsidiary of Dr. Reddy's Laboratories Inc. organised under the laws of USA	100
Dr. Reddy's Laboratories Romania S.R.L.	A subsidiary of Dr. Reddy's Laboratories SA organised under laws of Romania	100
Dr. Reddy's Laboratories Tennessee, LLC	A subsidiary of Dr. Reddy's Laboratories Inc. organised under the laws of USA	100
Dr. Reddy's Venezuela, C.A.	A subsidiary of Dr. Reddy's Laboratories SA organised under laws of Venezuela	100
Eurobridge Consulting B.V.	A subsidiary of Reddy Antilles N.V. organised under the laws of Netherlands	100
I-VEN Pharma Capital Limited	A subsidiary of DRL Impex Limited organised under laws of India	100
OctoPlus N.V. (from 15 February 2013)	A subsidiary of Reddy Netherlands B.V. organised under the laws of Netherlands	100
OctoPlus Development B.V. (from 15 February 2013)	A subsidiary of OctoPlus N.V. organised under the laws of Netherlands	100
OctoPlus Sciences B.V. (from 15 February 2013)	A subsidiary of OctoPlus N.V. organised under the laws of Netherlands	100
OctoPlus PolyActive Sciences B.V. (from 15 February 2013)	A subsidiary of OctoPlus Sciences B.V. organised under the laws of Netherlands	100
OctoPlus Technologies B.V. (from 15 February 2013)	A subsidiary of OctoPlus N.V. organised under the laws of Netherlands	100
OctoShare B.V. (from 15 February 2013)	A subsidiary of OctoPlus N.V. organised under the laws of Netherlands	100
OOO DRS LLC	A subsidiary of Eurobridge Consulting B.V. organised under the laws of Russia	100
Promius Pharma LLC (formerly Reddy Pharmaceuticals LLC)	A subsidiary of Dr. Reddy's Laboratories Inc. organised under the laws of USA	100
Reddy beta GmbH (formerly beta Healthcare Solutions GmbH)	A subsidiary of Reddy Holding GmbH organised under the laws of Germany	100
Reddy Holding GmbH ("RHG")	A subsidiary of Lacock Holdings Limited organised under the laws of Germany	100
Reddy Netherlands B.V.	A subsidiary of Reddy Antilles N.V. organised under the laws of Netherlands	100
Reddy Pharma Italia S.p.A.	A subsidiary of Lacock Holdings Limited organised under the laws of Italy	100
Reddy US Therapeutics Inc. ("Reddy US")	A subsidiary of Reddy Antilles N.V. organised under the laws of USA	100
Joint Venture		
Kunshan Rotam Reddy Pharmaceutical Company Limited ("Reddy Kunshan" or "KRRP")	A Company organised under the laws of China	51.33
DRANU LLC (from 9 July 2012)	A joint venture of Dr. Reddy's Laboratories Inc. organised under the laws of USA	50.00

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

2.24: COMMITMENTS AND CONTINGENT LIABILITIES

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
Contingent liabilities:		
Claims against the Company not acknowledged as debts in respect of:		
(a) Income tax matters, pending decisions on various appeals made by the Company and by the Department	446	432
(b) Excise matters (including service tax), under dispute	301	250
(c) Sales tax matters, under dispute	379	237

(d) The Company has received demands for payment to the credit of the Drug Prices Equalisation Account under Drugs (Price Control) Order, 1995 for few of its products which are being contested. Based on its best estimate, the Company has made a provision in its books of account toward the potential liability related to the principal and interest amount demanded under the aforesaid order and believes that the possibility of any liability that may arise on account of penalty on this demand is not likely.

(e) In April 2006, the Company launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are generic versions of Sanofi-Aventis' ("Aventis") Allegra® tablets. Aventis and Albany Molecular Research ("AMR") brought patent infringement actions against the Company in the United States District Court for the District of New Jersey.

In January 2013, the Company entered into a settlement agreement with Aventis and AMR. Under the terms of this agreement, which are otherwise confidential, the Company will continue to sell its fexofenadine products. In accordance with applicable U.S. law, the settlement agreement has been submitted to the U.S. Federal Trade Commission and Department of Justice for review.

(f) The Company supplies certain generic products, including olanzapine tablets (the generic version of Eli Lilly's Zyprexa® tablets) to Pharmascience, Inc. for sale in Canada. Several generic pharmaceutical manufacturers have challenged the validity of the Zyprexa® patents in Canada. In June 2007, the Canadian Federal Court held that the invalidity allegation of one such challenger, Novopharm Ltd., was justified and denied Eli Lilly's request for an order prohibiting sale of the product. Eli Lilly responded by suing Novopharm for infringement of Canadian Patent No. 2041113. Eli Lilly also sued Pharmascience for infringement of the 2041113 patent, but that litigation was dismissed after the parties agreed to be bound by the final outcome in the Novopharm case. As reflected in Eli Lilly's regulatory filings, the settlement allows Pharmascience to market olanzapine tablets subject to a contingent damages obligation should Eli Lilly be successful in its litigation against Novopharm. The Company's agreement with Pharmascience includes a provision under which the Company shares a portion of all cost and expense incurred as a result of settling lawsuits or paying damages that arise as a consequence of selling the products.

During October 2009, the Canadian Federal Court decided, in the Novopharm case, that Eli Lilly's patent for Zyprexa was invalid. This decision was, however, reversed in part by the Canadian Federal Court of Appeal on 21 July 2010 and remanded for further consideration. In November 2011, the Canadian Federal Court again found the Eli Lilly Zyprexa patent invalid. This decision was upheld by the Canadian Federal Court of Appeal on 10 September 2012. On 8 November 2012, Eli Lilly filed an application for leave to appeal with Supreme Court of Canada. Pending resolution of such appeal, the Company continues to sell the product to Pharmascience and remains exposed to potential damages in an amount that may equal the Company's profit share derived from sale of the product.

(g) In June 2012, the Company launched its Ibandronate sodium 150 mg tablet product, which is a generic version of Boniva® tablets, which are marketed and distributed by Genentech USA, Inc., a member of the Roche Group.

The Company is defending several patent infringement actions brought by Hoffmann-La Roche Inc. and Genentech Inc. (collectively, "Roche") in the United States District Court for the District of New Jersey with respect to this product. These actions first commenced in September 2007 and over time expanded to claim infringement of four patents – one formulation patent (U.S. patent number 6,294,196) and three method of use patents (numbers 7,192,938, 7,410,957 and 7,718,634). Claims regarding U.S. patent numbers 6,294,196 and 7,192,938 were dismissed in December 2008 and April 2010, respectively.

With the 30-month stay having elapsed and the compound patent, U.S. patent number 4,927,814, having expired on 17 March 2012, Roche filed a motion to obtain a preliminary injunction on 11 February 2012. The Company chose not to oppose the motion and the parties agreed to a Stipulation and Preliminary Injunction Order on 21 February 2012. On 7 May 2012, the Court granted the Company's motion for summary judgment that U.S. patent number 7,718,634 was invalid based on obviousness. In June 2012, the preliminary injunction order was vacated and the Company launched its Ibandronate sodium 150 mg tablets product. On 1 October 2012, the Court granted summary judgment in the Company's favour finding U.S. patent number 7,410,957 invalid.

On 15 November 2012, the Court issued a final judgment in favour of the Company. Roche filed a motion for reconsideration on 16 November 2012 which was denied by the Court on 25 January 2013. Roche has appealed both of the Court's summary judgment decisions. If Roche is ultimately successful in their allegations of patent infringement, the Company could be required to pay damages related to its sale of Ibandronate sodium 150 mg tablets.

(h) Five federal antitrust class action lawsuits have been brought on behalf of direct purchasers of Nexium, and ten federal class action lawsuits have been brought under both state and federal law on behalf of end-payers of Nexium. These actions have been filed against various generic manufacturers, including the parent company and its U.S. subsidiary Dr. Reddy's Laboratories, Inc. These actions have been consolidated in the United States District Court for the District of Massachusetts.

The complaints allege that, beginning in 2005, AstraZeneca sued various generic manufacturers, including the Company, for infringement with respect to patents purporting to cover AstraZeneca's branded drug, Nexium.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.24: COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

Plaintiffs allege that AstraZeneca's settlement agreements with these various generic manufacturers, including the Company, violated federal and state antitrust laws, as well as state unfair competition laws. The complaints seek unspecified damages for class members as a result of an alleged delay in the entry of generic versions of Nexium.

The Company believes that each of these complaints lacks merit and that the Company's conduct complied with all applicable laws and regulations. All of the defendants, including the Company, have filed motions to dismiss the complaints.

(i) In January 2013, Novartis AG ("Novartis") brought patent infringement actions against the Company and a number of other generic companies in the United States District Court for the District of New Jersey. Novartis asserted that the Company's ANDA for Reclast® would infringe Novartis' '987 patent and that the Company's ANDA for Zometa® would infringe Novartis' '189 patent. In February 2013, Novartis sought a Temporary Restraining Order and a Preliminary Injunction prohibiting the Company and other generic defendants from launching their generic Reclast® and Zometa® products. On 1 March 2013, the Court denied Novartis' Motion for a Temporary Restraining Order.

Later in March 2013, the Company launched its generic version of Novartis' Zometa® Injection (zoledronic acid, 4 mg/5mL product) and in April 2013, the Company launched its generic version of Novartis' Reclast® Injection (zolendronic acid, 5 mg/100mL product). After the Company and other generic competitors launched their products, Novartis withdrew its application for a Preliminary Injunction. The Company believes that the asserted patents are either invalid or not infringed by the Company's products. If Novartis is ultimately successful in its patent infringement case, the Company could be required to pay damages related to the sale of its generic Reclast® and Zometa® products.

(j) The Andhra Pradesh Electricity Regulatory Commission (the "APERC") has passed various orders approving the levy of Fuel Surcharge Adjustment ("FSA") charges for the period from 1 April 2008 to 31 December 2012 by power distribution companies from all the consumers of electricity in the state of Andhra Pradesh, India. The Company filed separate Writs of Mandamus before the High Court of Andhra Pradesh (the "High Court") challenging and questioning the validity and legality of this levy of FSA charges by the APERC for various periods.

The Company, after taking into account all of the available information and legal provisions, has recorded an amount of ₹237 as the potential liability towards FSA charges. The total amount approved by APERC for collection by the power distribution companies from the Company in respect of FSA charges for the period from 1 April 2008 to 31 December 2012 is approximately ₹ 482. As of 31 March 2013, the Company paid, under protest, an amount of ₹ 86 demanded by the power distribution companies as part of monthly electricity bills. The Company remains exposed to additional financial liability should the orders passed by the APERC be upheld by the Courts.

(k) The Company, along-with many other pharmaceutical companies in Andhra Pradesh, has received various notices from the Andhra Pradesh Pollution Control Board (the "APP Control Board) to show cause as to why action should not be initiated against it for violations under the Indian Water Pollution Act and the Indian Air Pollution Act. Furthermore, the APP Control Board issued orders to the Company to (i) stop production of all new products at the Company's manufacturing facilities in Hyderabad, India without obtaining a "Consent for Establishment", (ii) not manufacture products at such facilities in excess of certain quantities specified by the APP Control Board and (iii) furnish a bank guarantee (similar to a letter of credit) totalling to ₹12.5.

The Company appealed the APP Control Board orders to the Andhra Pradesh Pollution Appellate Board (the "APP Appellate Board"). The APP Appellate Board first stayed the APP Control Board orders and subsequently modified the orders, permitting the Company to file applications for Consents for Establishment and to increase the quantities of existing products which could be manufactured beyond that permitted by the APP Control Board, while requiring the Company not to manufacture new products at the specified facilities without the permission of the APP Control Board. The APP Appellate Board also reduced the total value of the Company's bank guarantee required by the APP Control Board to ₹ 6.25.

The APP Appellate Board passed its order on 20 October 2012 in favour of the Company and observed that pollution load has to be determined on the basis of the level of effluents after treatment, and not at the time of generation. The APP Appellate Board set a three month time frame for the state government to make a decision on the proposal made by the pharmaceutical manufacturing industry to reconsider the state executive orders with respect to a ban on manufacture of pharmaceutical products beyond the approved quantities. The state government has not yet issued its decision.

The APP Control Board issued further notices on 6 December 2012 and 28 February 2013 to the Company seeking certain clarifications regarding the list of products, pollution (water and air) and compliance with Consent for Operation and Consent for Establishment pertaining to Company's four active pharmaceutical ingredients manufacturing units. After submission of necessary clarifications by the Company, the APP Control Board forfeited the bank guarantee amounting to ₹ 1 for two of the Company's units while releasing the bank guarantee of ₹ 0.25 for the third unit. Further, the APP Control Board directed the Company to furnish an additional bank guarantee of ₹ 8 for the aforesaid two units. The Company is in the process of challenging the orders of APP Control Board before the Appellate Authority.

(l) Additionally, the Company is involved in other disputes, lawsuits, claims, governmental and / or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. Except as discussed above, the Company does not believe that there are any such contingent liabilities that are expected to have any material adverse effect on its financial statements.

Commitments:		
Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	2,912	2,353

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.25: AGREEMENT WITH TEVA

On 23 October 2011, the Company received an approval and was awarded a 180-day period of marketing exclusivity from the U.S. FDA for olanzapine 20 mg tablets (generic version of Eli Lilly's Zyprexa®20 mg) for sale in the United States. The U.S. FDA had also awarded a 180-day period of marketing exclusivity to Teva Pharmaceuticals USA, Inc. ("Teva") for its olanzapine tablets in 2.5 mg, 5 mg, 7.5 mg, 10 mg and 15 mg dosages.

On 12 April 2011, the Company entered into a commercialization, manufacture and supply agreement (the "Supply Agreement") with Teva for the sale of olanzapine 20 mg tablets in the United States. Pursuant to the Supply Agreement, the Company supplies the required quantities of olanzapine 20 mg to Teva, and Teva markets the same in the United States. Accordingly, on 24 October 2011, sales of the olanzapine 20 mg tablets along with other strengths were launched by Teva in the United States in accordance with the Supply Agreement.

In consideration for such supply of olanzapine, Teva was required to pay, in addition to a base purchase price, a profit share to the Company computed based on the ultimate net sale proceeds realized by Teva, subject to any reductions or adjustments that are required by the terms of the Supply Agreement. Accordingly, a profit share amount of ₹ 4,500 (USD 100.7 million) was recognized as revenue in the consolidated financial statements for the year ended 31 March 2012. The aforesaid profit share amount in Indian Rupees millions is net of the losses recorded on account of cash flow hedges which the Company used to mitigate its foreign exchange exposure on profit share revenues accrued for sales of this product in the United States.

2.26: ACCOUNTING FOR ASSOCIATES

APR LLC ("APR")

On 30 January 2004, the Company invested ₹ 21 in the Class B Interest of APR. In accordance with a Development and Supply Agreement between the Company and APR, the Company had agreed to fund APR's development expenses, provided certain milestones are achieved. Such funding was repayable by APR upon successful commercialisation of the product in the future. In addition to its equity investment of ₹ 21 the Company had advanced ₹ 380 to APR up to 31 March 2011. Till 8 July 2011 the Company exercised significant influence over the financial and operating policy decisions of this entity and accordingly the entity was accounted under AS – 23 *"Accounting for investments in associates in the consolidated financial statements"*.

On 8 July 2011, the Company entered into an asset purchase agreement and a Development, Intellectual Property Transfer and Royalty Agreement which effectively terminates the earlier agreement entered in 2004. As per the agreement, Dr. Reddy's Laboratories New York, Inc., a consolidated subsidiary paid ₹ 140 (USD 2.85 million) to acquire the facility, inventories, tangible assets, machinery and equipment, spare parts etc. and Intellectual Property (patent) from APR. Also, the Company relinquished all the class B shares in APR. Consequently, APR ceased to be an "associate" from 9 July 2011.

2.27: ACCOUNTING FOR INTEREST IN A JOINT VENTURE (JV)

Kunshan Rotam Reddy Pharmaceuticals Company Limited ("KRRP")

The Company has 51.33 % interest in KRRP, a joint venture (JV) in China. KRRP is engaged in manufacturing and marketing of active pharmaceutical ingredients and intermediates and formulations in China. The contractual arrangement between shareholders of KRRP indicates joint control as the minority shareholders, along with the Company, have significant participating rights such that they jointly control the financial and operating policies of KRRP in the ordinary course of business.

The Company has, in accordance with AS 27 "Financial Reporting of Interests in Joint Ventures" issued under the Companies (Accounting Standards) Rules 2006, accounted for its 51.33% interest in the JV by the proportionate consolidation method. Thus the Company's statement of profit and loss, balance sheet and cash flow statement incorporate the Company's share of income, expenses, assets, liabilities and cash flows of the JV on a line-by-line basis.

The aggregate amount of the assets, liabilities, income and expenses related to the Company's share in the JV included in these financial statements as of and for the year ended 31 March 2013 and 31 March 2012 are given below:

Balance Sheet

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
Fixed assets, net	139	116
Deferred tax assets, net	7	6
Inventories	124	95
Trade receivables	160	138
Cash and bank balances	126	28
Short term loans and advances	96	145
Current liabilities	284	227
Short term borrowings	-	48
Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	4	2

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.27: ACCOUNTING FOR INTEREST IN A JOINT VENTURE (JV) (CONTINUED)

Statement of Profit and Loss

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
Income		
Sales	983	636
Other income	6	6
Expenditure		
Material costs	255	172
Employee benefits expense	226	153
Operating and other expenses	385	242
Research and development	8	7
Finance costs	2	4
Depreciation	4	3
Profit before taxation	109	61
Provision for taxation		
- Current tax expense	16	9
- Deferred tax expense / (benefit)	-	(1)
Profit after taxation	93	53

2.28: ACQUISITIONS

OctoPlus N.V.

On 15 February 2013, the Company, through its wholly owned subsidiary Reddy Netherlands B.V., acquired 93.1% of the outstanding equity shares of OctoPlus N.V. ('OctoPlus'). OctoPlus is a specialty pharmaceutical company founded in 1995 and is headquartered in Leiden, Netherlands. OctoPlus' provides pharmaceutical development services, controlled release drug delivery technologies and cGMP manufacturing of final products.

The aggregate purchase consideration is ₹ 1,772. The total purchase consideration has been allocated to acquired assets and liabilities at book values on the date of acquisition as follows:

PARTICULARS	*Amount in ₹ Millions*
Fixed assets net of accumulated depreciation	894
Current assets	220
Intangibles net of accumulated amortisation	86
Less: Current liabilities	(769)
Less: Non current liabilities	(510)
Net assets	**(79)**
Goodwill	1,851
Purchase consideration	**1,772**

The total amount of goodwill of ₹ 1,851 is primarily attributable to the acquired employee workforce and expected synergies.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.29: DEFERRED TAXATION

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
Deferred tax asset / (liability)		
Tax losses carried forward	435	361
Provisions	250	254
Inventories	207	174
Trade receivables	387	186
Other current assets	214	358
Current liabilities	594	1,124
Stock based compensation cost	(158)	(119)
Excess of depreciation allowable under Income tax law over depreciation provided in accounts	(1,257)	(1,189)
Net deferred tax asset	**672**	**1,149**

The net deferred tax asset of ₹ 672 (previous year: ₹ 1,149) has the following breakdown:

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
Deferred tax asset	1,742	1,340
Deferred tax liability	(1,070)	(191)
Net deferred tax asset	**672**	**1,149**

2.30: EARNINGS PER SHARE (EPS)

The computation of EPS is set out below:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
Earnings		
Profit for the year	**15,268**	**13,009**
Shares		
Number of shares at the beginning of the year	169,560,346	169,252,732
Add: Equity shares issued on exercise of vested stock options	276,129	307,614
Total number of equity shares outstanding at the end of the year	169,836,475	169,560,346
Weighted average number of equity shares outstanding during the year – Basic	**169,778,214**	**169,470,729**
Add: Weighted average number of equity shares arising out of outstanding stock options (net of the stock options forfeited) that have dilutive effect on the EPS	839,666	861,213
Weighted average number of equity shares outstanding during the year – Diluted	**170,617,880**	**170,331,942**
Earnings per share of par value ₹ 5/- – Basic (₹)	89.93	76.76
Earnings per share of par value ₹ 5/- – Diluted (₹)	89.48	76.37

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.31: RELATED PARTY DISCLOSURES

a. Related parties where control exists or where significant influence exists and with whom transactions have taken place during the current and previous year:

Enterprises where principal shareholders have control or significant influence ("Significant interest entities")

- Dr. Reddy's Research Foundation — Enterprise over which principal shareholders have significant influence
- Dr. Reddy's Institute of Life Sciences (formerly Institute of Life Sciences) — Enterprise over which principal shareholders have significant influence
- Ecologic Technologies Limited — Enterprise over which principal shareholders have significant influence
- Ecologic Chemicals Limited (Subsidiary of Ecologic Technologies Limited) — Subsidiary of enterprise over which principal shareholders have significant influence
- Stamlo Hotels Private Limited — Enterprise controlled by principal shareholders

Others

- Green Park Hotels and Resorts Limited (formerly Diana Hotels Limited) — Enterprise owned by relative of a director
- K Samrajyam — Spouse of former Chairman (Late Dr. K Anji Reddy)
- G Anuradha — Spouse of Chairman and Chief Executive Officer
- Deepti Reddy — Spouse of Vice Chairman and Managing Director
- Dr. Reddy's Foundation (formerly Dr. Reddy's Foundation for Human and Social development) — Enterprise where principal shareholders are trustees
- A.R. Life Sciences Private Limited — Enterprise in which relative of a director has significant influence

List of Key Management Personnel of the Company

- Late Dr. K Anji Reddy (whole-time director till 15 March 2013);
- G V Prasad (whole-time director);
- K Satish Reddy (whole-time director);
- Abhijit Mukherjee;
- Dr. Amit Biswas;
- Dr. R Ananthanarayanan;
- Dr. Cartikeya Reddy;
- Dr. Raghav Chari;
- M V Ramana;
- Samiran Das;
- Saumen Chakraborty; and
- Umang Vohra.

b. Particulars of related party transactions

The following is a summary of significant related party transactions:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
i. Sales to:		
A.R. Life Sciences Private Limited	724	640
Macred India Private Limited	-	4
Ecologic Chemicals Limited	4	-
Total	**728**	**644**
ii. Service income from:		
Ecologic Technologies Limited	-	1
iii. Purchases from:		
A.R. Life Sciences Private Limited	1,309	1,020
Ecologic Chemicals Limited	47	-
Total	**1,356**	**1,020**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.31: RELATED PARTY DISCLOSURES (CONTINUED)

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
iv. Contributions made for social development:		
Dr. Reddy's Foundation (formerly Dr. Reddy's Foundation for Human and Social development)	107	79
v. Contribution made for research and development:		
Dr. Reddy's Institute of Life Sciences (formerly Institute of Life Sciences)	66	48
vi. Hotel expenses paid / payable to:		
Green Park Hotel and Resorts Limited (formerly Diana Hotels Limited)	17	19
Stamlo Hotels Private Limited	7	-
Total	**24**	**19**
vii. Rent paid / payable to:		
Key management personnel		
K Satish Reddy	14	14
Others		
G Anuradha	13	12
Deepti Reddy	3	3
K Samrajyam	1	1
Total	**17**	**16**
viii. Trade advances given to / (settled by):		
Ecologic Chemicals Limited	2	-
ix. Remuneration to key management personnel	475	451
(Note: The above figures do not include stock based compensation)		

c. The Company has the following dues from / to related parties:

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
i. Due from related parties:		
Rental deposit to key management personnel	5	5
Others (included in trade receivables):		
A.R. Life Sciences Private Limited	163	119
Ecologic Technologies Limited	-	1
Ecologic Chemicals Limited	8	-
Total	**171**	**120**
ii. Due to related parties (included in trade payables):		
Others:		
Dr. Reddy's Research Foundation	19	20
Ecologic Chemicals Limited	4	-
Total	**23**	**20**

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.32: SEGMENT REPORTING

The primary and secondary reportable segments are business and geographic segments, respectively.

Business segments:

The Company is organised on a worldwide basis into the following businesses which are reportable segments:

- Pharmaceutical services and Active Ingredients ("PSAI");
- Global Generics; and
- Proprietary Products.

Pharmaceutical Services and Active Ingredients:

This segment includes active pharmaceutical ingredients and intermediaries, also known as active pharmaceutical products or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediaries become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes contract research services and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.

Global Generics:

This segment consists of finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company's biologics business.

Proprietary Products:

This segment involves the discovery of new chemical entities and differentiated formulations for subsequent commercialization and out-licensing. The Company's differentiated formulations portfolio consists of new, synergistic combinations and technologies that improve safety and / or efficacy by modifying pharmacokinetics of existing medicines. This segment also involves the Company's specialty pharmaceuticals business, which conducts sales and marketing operations for in-licensed and co-developed dermatology products.

Geographic segments:

The Company's business is organised into five key geographic segments viz. India, North America, Russia and other CIS countries, Europe and Others. Revenues are attributable to individual geographic segments based on the location of the customer.

Segment revenues and expenses:

All segment revenues and expenses are directly attributable to the segments.

Segment assets and liabilities:

As certain assets of the Company including manufacturing facilities, development facilities, and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment.

Inter-segment transfers:

Segment revenue, segment expenses and segment result include transfers between business segments. Inter-segment transfers are accounted for at cost to the transferring segment. Such transfers are eliminated on consolidation.

Accounting policies:

The accounting policies consistently used in the preparation of the financial statements are also applied to items of revenues and expenditure in individual segments.

Un-allocable and Head office expenses:

General administrative expenses, head office expenses, and other expenses that arise at the corporate level and relate to the Company as a whole, are shown as un-allocable items.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

2.32: SEGMENT REPORTING (CONTINUED)

Segment information for the year ended 31 March 2013

PARTICULARS	PSAI	GLOBAL GENERICS	PROPRIETARY PRODUCTS	OTHERS	ELIMINATIONS	UN-ALLOCABLE ITEMS	TOTAL
External sales (Gross)	30,131	83,334	1,468	-	-	-	114,933
Inter-segment sales	5,584	-	-	-	(5,584)	-	-
Less: Excise duty and other similar duties and taxes on sales	(309)	(409)	-	-	-	-	(718)
Segment Sales	**35,406**	**82,925**	**1,468**	**-**	**(5,584)**	**-**	**114,215**
Income from services	516	-	-	1,554	-	-	2,070
License fees	55	466	-	12	-	-	533
Other operating revenues	854	1,234	12	38	-	-	2,138
Segment Revenues	**36,831**	**84,625**	**1,480**	**1,604**	**(5,584)**	**-**	**118,956**
Interest income	-	-	-	-	-	900	900
Other un-allocable income	-	-	-	-	-	599	599
Total Revenues							**120,455**
Segment Result	**6,850**	**19,526**	**(2,542)**	**2,542**	**-**	**-**	**26,376**
Un-allocated expense						(3,726)	(3,726)
Finance charges						(1,003)	(1,003)
Profit before taxation							**21,647**
Income tax expense						(6,379)	(6,379)
Profit before minority interest and equity in loss of associates							**15,268**
Equity in loss of associates							-
Minority Interest							-
Profit for the year							**15,268**

Segment information for the year ended 31 March 2012

PARTICULARS	PSAI	GLOBAL GENERICS	PROPRIETARY PRODUCTS	OTHERS	ELIMINATIONS	UN-ALLOCABLE ITEMS	TOTAL
External sales (Gross)	23,081	70,578	1,075	-	-	-	94,734
Inter-segment sales	5,336	-	-	-	(5,336)	-	-
Less: Excise duty and other similar duties and taxes on sales	(209)	(196)	-	-	-	-	(405)
Segment Sales	**28,208**	**70,382**	**1,075**	**-**	**(5,336)**	**-**	**94,329**
Income from services	730	-	-	1,606	-	-	2,336
License fees	-	421	-	-	-	-	421
Other operating revenues	550	427	47	35	-	-	1,059
Segment revenues	**29,488**	**71,230**	**1,122**	**1,641**	**(5,336)**	**-**	**98,145**
Interest income	-	-	-	-	-	377	377
Other un-allocable income	-	-	-	-	-	946	946
Total Revenues							**99,468**
Segment result	**5,828**	**16,969**	**(2,135)**	**2,112**	**-**	**-**	**22,774**
Un-allocated expense						(3,674)	(3,674)
Finance charges						(1,056)	(1,056)
Profit before taxation							**18,044**
Income tax expense						(5,035)	(5,035)
Profit before minority interest and equity in loss of associates							**13,009**
Equity in loss of associates							-
Minority Interest							-
Profit for the year							**13,009**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.32: SEGMENT REPORTING (CONTINUED)

Cost of tangible and intangible fixed assets (including capital work-in-progress) acquired by business segments

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
PSAI	6,023	3,698
Global Generics	4,312	3,501
Proprietary Products	101	6
Others	186	68
Total	**10,622**	**7,273**

Analysis of depreciation and amortization by business segments

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
PSAI	1,672	1,573
Global Generics	3,284	3,069
Proprietary Products	314	305
Others	232	234
Total	**5,502**	**5,181**

The following table shows the distribution of the Company's sales by geographical markets, based on the location of the customer:

Sales by markets:

Sales by geographic markets (Gross of excise duties)

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
India	17,521	14,800
North America	45,679	37,498
Russia and other CIS countries	16,908	13,260
Europe	20,096	17,189
Others	14,729	11,987
Total	**114,933**	**94,734**

Assets by geography

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
India	74,238	62,624
North America	24,403	22,198
Russia and other CIS countries	9,079	6,823
Europe	24,907	19,708
Others	2,245	1,889
Total	**134,872**	**113,242**

Cost of tangible and intangible fixed assets acquired by geography

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
India	6,200	5,630
North America	1,121	951
Russia and other CIS countries	21	14
Europe	3,228	249
Others	52	429
Total	**10,622**	**7,273**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.33: EMPLOYEE STOCK OPTION SCHEME

Dr. Reddy's Employees Stock Option Plan-2002 ("the DRL 2002 Plan"):

The Company instituted the DRL 2002 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on 24 September 2001. The DRL 2002 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, "eligible employees"). Under the Scheme, the Compensation Committee of the Board ('the Committee') shall administer the Scheme and grant stock options to eligible directors and employees of the Company and its subsidiaries. The Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined on the date of the grant. The options issued under the 2002 plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

The DRL 2002 Plan was amended on 28 July 2004 at the Annual General Meeting of shareholders to provide for stock options grants in two categories:

Category A: 1,721,700 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 573,778 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., ₹ 5/- per option).

The DRL 2002 Plan was further amended on 27 July 2005 at the Annual General Meeting of shareholders to provide for stock option grants in two categories:

Category A: 300,000 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,995,478 stock options out of the total of 2,295,478 reserved for grant of options having exercise price equal to the par value of the underlying equity shares (i.e., ₹ 5/- per option).

The fair market value of a share on each grant date falling under Category A above is defined as the average closing price (after adjustment of Bonus issue) for 30 days prior to the grant, in the stock exchange where there was highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after getting the approval of the shareholders in the Annual General Meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

After the issue of bonus shares by the Company in August 2006, the DRL 2002 Plan provides for stock options granted in the above two categories as follows:

PARTICULARS	NUMBER OF OPTIONS UNDER CATEGORY A	NUMBER OF OPTIONS UNDER CATEGORY B	TOTAL
Options reserved under original plan	300,000	1,995,478	2,295,478
Options exercised prior to stock dividend date (A)	94,061	147,793	241,854
Balance of Shares that can be allotted on exercise of Options (B)	205,939	1,847,685	2,053,624
Options arising from Stock dividend (C)	205,939	1,847,685	2,053,624
Options reserved after stock dividend (A+B+C)	**505,939**	**3,843,163**	**4,349,102**

As the number of shares that an individual employee is entitled to receive and the price of the option are known at the grant date, the scheme is considered as a fixed grant.

In the case of termination of employment, all unvested options would stand cancelled. Options that have vested but have not been exercised can be exercised within the time prescribed under each option agreement by the Committee or if no time limit is prescribed, within three months of the date of employment termination, failing which they would stand cancelled.

The term of the DRL 2002 plan expired on 29 January 2012. Consequently, the Board of Directors of the Company, based on the recommendation of the Compensation Committee, resolved to extend the term of the DRL 2002 plan for a period of 10 years with effect from 29 January 2012, subject to the approval of shareholders. A resolution to this effect was approved by the shareholders at the Company's Annual General Meeting held on 20 July 2012.

During the current year, the Company under the DRL 2002 Plan has issued 335,110 Catagory B options to eligible employees. The vesting period for the options granted varies from 12 to 48 months.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.33: EMPLOYEE STOCK OPTION SCHEME (CONTINUED)

The date of grant, number of options granted, exercise price fixed by the Compensation Committee for respective options and the market price of the shares of the Company on the day prior to the date of grant are given below:

DATE OF GRANT	NUMBER OF OPTIONS GRANTED	EXERCISE PRICE ₹	MARKET PRICE ₹ (AS PER SEBI GUIDELINES)
10 May 2012	335,110	5.00	1,684.00

Stock option activity under the DRL 2002 Plan for the two categories of options was as follows:

CATEGORY A – FAIR MARKET VALUE OPTIONS	YEAR ENDED 31 MARCH 2013			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	11,000	₹ 373.50-448.00	₹ 441.23	65
Granted during the year	-	-	-	-
Expired / Forfeited during the year	-	-	-	-
Exercised during the year	-	-	-	-
Outstanding at the end of the year	**11,000**	**₹ 373.50-448.00**	**₹ 441.23**	**52**
Exercisable at the end of the year	**11,000**	**₹ 373.50-448.00**	**₹ 441.23**	**52**

CATEGORY A – FAIR MARKET VALUE OPTIONS	YEAR ENDED 31 MARCH 2012			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	21,000	₹ 373.50-448.00	₹ 444.45	67
Granted during the year	-	-	-	-
Expired / Forfeited during the year	-	-	-	-
Exercised during the year	(10,000)	448.00	448.00	-
Outstanding at the end of the year	**11,000**	**₹ 373.50-448.00**	**₹ 441.23**	**65**
Exercisable at the end of the year	**1,000**	**₹ 373.50**	**₹ 373.50**	**19**

CATEGORY B – PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2013			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	643,156	₹ 5.00	₹ 5.00	70
Granted during the year	335,110	5.00	5.00	90
Forfeited during the year	(65,424)	5.00	5.00	-
Exercised during the year	(228,583)	5.00	5.00	-
Outstanding at the end of the year	**684,259**	**₹ 5.00**	**₹ 5.00**	**71**
Exercisable at the end of the year	**60,296**	**₹ 5.00**	**₹ 5.00**	**38**

CATEGORY B – PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2012			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	697,161	₹ 5.00	₹ 5.00	72
Granted during the year	262,520	5.00	5.00	91
Forfeited during the year	(61,842)	5.00	5.00	-
Exercised during the year	(254,683)	5.00	5.00	-
Outstanding at the end of the year	**643,156**	**₹ 5.00**	**₹ 5.00**	**70**
Exercisable at the end of the year	**70,551**	**₹ 5.00**	**₹ 5.00**	**38**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.33: EMPLOYEE STOCK OPTION SCHEME (CONTINUED)

Dr. Reddy's Employees ADR Stock Option Plan-2007 ("the DRL 2007 Plan"):

The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on 27 July 2005. The 2007 Plan came into effect on approval of the Board of Directors on 22 January 2007. The DRL 2007 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively "eligible employees"). Under the DRL 2007 Plan, the Compensation Committee of the Board (the "Compensation Committee") shall administer the DRL 2007 Plan and grant stock options to eligible employees of the Company and its subsidiaries. The Compensation Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of the grant. The options issued under the DRL 2007 plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

During the current year, the Company under the DRL 2007 Plan has issued 58,140 Category B options to eligible employees. The vesting period for the options granted varies from 12 to 48 months.

The date of grant, number of options granted, exercise price fixed by the Committee for respective options and the market price of the shares of the Company on the day prior to the date of grant are given below:

DATE OF GRANT	NUMBER OF OPTIONS GRANTED	EXERCISE PRICE ₹	MARKET PRICE ₹ (AS PER SEBI GUIDELINES)
10 May 2012	58,140	5.00	1,684.00

Stock option activity under the DRL 2007 Plan was as follows:

CATEGORY B - PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2013			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	117,899	₹ 5.00	₹ 5.00	73
Granted during the year	58,140	5.00	5.00	90
Forfeited during the year	(29,885)	5.00	5.00	-
Exercised during the year	(47,546)	5.00	5.00	-
Outstanding at the end of the year	**98,608**	**₹ 5.00**	**₹ 5.00**	**73**
Exercisable at the end of the year	**4,328**	**₹ 5.00**	**₹ 5.00**	**47**

CATEGORY B - PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2012			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	124,559	₹ 5.00	₹ 5.00	74
Granted during the year	56,060	5.00	5.00	89
Forfeited during the year	(19,789)	5.00	5.00	-
Exercised during the year	(42,931)	5.00	5.00	-
Outstanding at the end of the year	**117,899**	**₹ 5.00**	**₹ 5.00**	**73**
Exercisable at the end of the year	**6,564**	**₹ 5.00**	**₹ 5.00**	**47**

The Company has not granted any options under category A of "the DRL 2007 plan".

The Company has followed intrinsic method of accounting based on which a compensation expense of ₹ 421 (previous year: ₹ 403) has been recognized in the statement of profit and loss (Refer Note 2.19).

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.34: OPERATING LEASE

The Company leases offices, residential facilities and vehicles under operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental expense under those leases was ₹ 603 (previous year ₹ 523).

The schedule of future minimum rental payments in respect of non cancellable operating leases is set out below:

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
Not later than 1 year	209	236
Later than 1 year and not later than 5 years	244	403
Beyond 5 years	121	-
	574	**639**

2.35: FINANCE LEASE

The Company has taken buildings, vehicles and other assets under finance lease. Future minimum lease payments under finance leases as at 31 March 2013 are as follows:

PARTICULARS	PRESENT VALUE OF MINIMUM LEASE PAYMENTS	FUTURE INTEREST	MINIMUM LEASE PAYMENTS
Not later than 1 year	80	78	158
Later than 1 year and not later than 5 years	191	226	417
Beyond 5 years	605	212	817
	876	**516**	**1,392**

Future minimum lease payments under finance leases as at 31 March 2012 are as follows:

PARTICULARS	PRESENT VALUE OF MINIMUM LEASE PAYMENTS	FUTURE INTEREST	MINIMUM LEASE PAYMENTS
Not later than 1 year	31	4	35
Later than 1 year and not later than 5 years	65	3	68
Beyond 5 years	195	1	196
	291	**8**	**299**

2.36: EMPLOYEE BENEFIT PLANS

2.36.1 Gratuity Plan of Dr. Reddy's Laboratories Limited and Aurigene Discovery Technologies Limited

In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit plan (the "Gratuity Plan") covering certain categories of employees in India. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment. The amount of payment is based on the respective employee's last drawn salary and the years of employment with the Company. Effective 1 September 1999, the Company established the Dr. Reddy's Laboratories Gratuity Fund (the "Gratuity Fund"). Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are primarily invested in Indian government bonds and corporate debt securities. A small portion of the fund is also invested in Indian equities.

The following table sets out the status of the aforesaid funded gratuity plan as required under AS-15 (Revised):

Reconciliation of the present value of the defined benefit obligation

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
Opening defined benefit obligation	674	610
Current service cost	91	86
Interest cost	62	52
Actuarial losses / (gain)	140	(11)
Benefits paid	(53)	(63)
Closing defined benefit obligation	**914**	**674**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.36: EMPLOYEE BENEFIT PLANS (CONTINUED)

Change in the fair value of assets

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
Opening fair value of plan assets	624	490
Expected return on plan assets	54	36
Actuarial gains / (losses)	8	6
Contributions by employer	110	154
Benefits paid	(53)	(63)
Closing fair value of plan assets	**743**	**624**

Amount recognized in the balance sheet

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
Present value of funded obligations	914	646
Present value of unfunded obligations	-	28
Total present value of obligations	**914**	**674**
Fair value of plan assets	**(743)**	**(624)**
Net Liability	**171**	**50**

Expense recognized in the statement of profit and loss

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
Current service cost	91	86
Interest on defined benefit obligation	62	52
Expected return on plan assets	(54)	(36)
Net actuarial losses / (gains) recognized in the year	132	(18)
Amount included in employee benefit expense	**231**	**84**
Actual return on plan assets	62	43

Asset information

CATEGORY OF ASSETS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
Government of India securities	-	-
Corporate bonds	-	-
Insurer managed funds	99%	99%
Others	1%	1%
Total	**100%**	**100%**

The approximate market value of the plan assets as at 31 March 2013 was ₹ 743 (Previous Year: ₹ 624), a breakup of the same is as follows:

CATEGORY OF ASSETS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
Government of India securities	-	-
Corporate bonds	-	-
Insurer managed funds	740	619
Others	3	5
Total	**743**	**624**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.36: EMPLOYEE BENEFIT PLANS (CONTINUED)

Summary of actuarial assumptions

Financial assumptions at the valuation date:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
Discount Rate	7.95% p.a.	8.60% p.a.
Expected rate of return on plan assets	7.95% p.a.	8.60% p.a.
Salary escalation rate	10% p.a. for first two years and 9% thereafter	9% p.a. for first year and 8% thereafter

Discount rate: The discount rate is based on the prevailing market yields of Indian government securities as at the balance sheet date for the estimated term of the obligations.

Expected rate of return on plan assets: This is based on the expectation of the average long term rate of return expected on investments of the fund during the estimated term of the obligations.

Salary escalation rate: The estimate of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors.

Experience adjustments

PARTICULARS	FOR THE YEAR ENDED 31 MARCH				
	2013	2012	2011	2010	2009
Defined Benefit Obligation	914	674	609	473	404
Plan Assets	743	624	490	449	334
Surplus / (Deficit)	(171)	(50)	(119)	(24)	(70)
Experience Adjustment on Plan Liabilities	27	23	28	29	18
Experience Adjustment on Plan Assets	8	6	5	27	(7)

2.36.2 Employee Benefit plan of Industrias Quimicas Falcon de Mexico S.A. de. C.V.

Pension, seniority and severance plans

All employees of the Company's Mexican subsidiary, Industrias Quimicas Falcon de Mexico S.A.de.C.V. ("Falcon"), are entitled to a pension benefit in the form of a defined benefit pension plan. The Falcon pension plan provides for payment to vested employees at retirement or termination of employment. This payment is based on the employee's integrated salary and is paid in lump sum computed based upon a pre-defined formula at the time of separation. Liabilities in respect of the pension plan are determined by an actuarial valuation, based on which the Company makes contributions to the pension plan fund. This fund is administered by a third party, who is provided guidance by a technical committee formed by senior employees of Falcon.

Falcon also provides its employees with termination benefits in the form of seniority premiums, paid from a funded defined benefit plan covering certain categories of employees, and severance pay, paid from an unfunded defined benefit plan applicable to the employees who are terminated from the services of Falcon.

The disclosure particulars of aforesaid pension, seniority and severance plan are shown in the below tables:

Reconciliation of opening and closing balance of the present value of the defined benefit obligation

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
Opening defined benefit obligation – funded and unfunded	316	359
Current service cost	19	19
Interest cost	26	29
Actuarial losses / (gains)	62	(11)
Benefits paid	(108)	(105)
Foreign exchange differences	33	25
Closing defined benefit obligation – funded and unfunded	**348**	**316**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.36: EMPLOYEE BENEFIT PLANS (CONTINUED)

Reconciliation of opening and closing balance of the fair value of plan assets

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
Opening fair value of plan assets	197	259
Expected return on plan assets	20	26
Actuarial gain / (losses)	2	(10)
Contributions by employer	10	8
Benefits paid	(108)	(105)
Foreign exchange differences	16	19
Closing fair value of plan assets	**137**	**197**

Amount recognized in the balance sheet

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
Present value of funded obligations	319	287
Present value of unfunded obligations	29	29
Total present value of obligations	**348**	**316**
Fair value of plan assets	(137)	(197)
Net Liability / (Asset)	**211**	**119**

Expense recognized in the statement of profit and loss

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
Current service cost	19	19
Interest on defined benefit obligation	26	29
Expected return on plan assets	(20)	(26)
Net actuarial losses / (gains) recognized in the year	60	(1)
Amount included in employee benefit expense	**85**	**21**
Actual return on plan assets	24	18

Asset information

CATEGORY OF ASSETS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
Corporate bonds	50%	49%
Equity shares of listed companies	50%	51%
Total	**100%**	**100%**

The approximate market value of the plan assets as at 31 March 2013 was ₹ 137 (Previous Year: ₹ 197), a breakup of the same is as follows:

CATEGORY OF ASSETS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
Corporate bonds	68	96
Equity shares of listed companies	69	101
Total	**137**	**197**

Summary of actuarial assumptions

Financial assumptions at the valuation date:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
Discount Rate	6.50% p.a.	7.50% p.a.
Expected rate of return on plan assets	8.50% p.a.	9.25% p.a.
Salary escalation rate	4.50% p.a.	4.50% p.a.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.36: EMPLOYEE BENEFIT PLANS (CONTINUED)

Discount rate: The discount rate is based on the market yields prevailing in Mexico as at the balance sheet date for the estimated term of the obligations.

Expected rate of return on plan assets: This is based on our expectation of the average long term rate of return expected on investments of the fund during the estimated term of the obligations.

Salary escalation rate: The estimate of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors.

Experience adjustments

PARTICULARS	FOR THE YEAR ENDED 31 MARCH				
	2013	2012	2011	2010	2009
Defined Benefit Obligation	348	316	346	307	244
Plan Assets	137	197	259	248	177
Surplus / (Deficit)	(211)	(119)	(87)	(59)	(67)
Experience Adjustment of Plan Liabilities	27	(20)	11	(2)	73
Experience Adjustment of Plan Assets	2	(9)	(23)	35	(40)

2.36.3 Compensated leave of absence

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize it in future periods or receive cash in lieu thereof as per Company policy. The Company records an obligation for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this benefit was ₹ 344 and ₹ 260 as at 31 March 2013 and 2012 respectively.

2.37: EXCEPTIONAL ITEM - IMPAIRMENT OF GOODWILL AND INTANGIBLES

Year ended 31 March 2013

Product portfolio

During the year ended 31 March 2013, the Company determined that there was a decrease in expected cash flows of a product portfolio primarily due to higher than expected price erosion and increased competition leading to lower volumes. Consequently, the Company reassessed the recoverable amount of goodwill associated with such product portfolio using value-in-use approach and determined that the carrying amount of goodwill was higher than its recoverable amount. Accordingly, an impairment loss of ₹ 427 for such goodwill was recorded for the year ended 31 March 2013. For this purpose, the pre-tax cash flows have been discounted based on a pre-tax discount rate of 5.52%.

The above impairment loss relates to the Company's Global Generics segment.

Dr. Reddy's Srl

Based on the business performance and expected cash flows from its business in Italy, the Company carried out an impairment test of Dr. Reddy's Srl's cash-generating unit and recorded an impairment loss of goodwill and intangibles amounting to ₹ 78 and ₹ 17 respectively during the year ended 31 March 2013.

Terbinafine

Following the Company's decision to discontinue its research and development on terbinafine nail lacquer, the Company recorded an impairment loss on intangible of ₹ 20 during the year ended 31 March 2013.

Year ended 31 March 2012

During the year, there have been certain significant changes in the German generics market such as reference price cuts, announcement of large sales tender from one of the key SHI funds. Pursuant to such adverse market developments, the Company tested its carrying value of intangibles (primarily product related) and goodwill at the betapharm cash generating unit (CGU) for impairment. The recoverable value of these intangibles was determined to be the Value-In-Use ("VIU"). The impairment testing indicated that the carrying value of certain product related intangibles was higher than its recoverable value and accordingly, the Company has recorded an impairment loss with respect to such intangible assets amounting to ₹ 1,288 as at 31 March 2012. Additionally, as regards goodwill, the carrying value of the betapharm CGU was also higher than the recoverable amount resulting in a goodwill impairment of ₹ 46. The net cash flows for various product related intangibles and goodwill have been discounted based on a post-tax discount rate of 6.33% to 8.05% for product related intangibles and 6.96% for goodwill. The aforesaid impairment losses in the consolidated statement of profit and loss for the year ended 31 March 2012 relate to the Company's Global Generics segment.

2.38: HEDGES OF FOREIGN CURRENCY RISKS AND DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, British pounds sterling, Russian roubles and Euros, and foreign currency debt in U.S. dollars, Russian roubles and Euros.

The Company uses forwards, options and swap contracts (derivatives) to mitigate its risk of changes in foreign currency exchange rates. Further, the Company also uses non derivative financial instruments as part of its foreign currency exposure risk mitigation strategy.

Hedges of highly probable forecasted transactions

The Company classifies its derivative contracts that hedge foreign currency risk associated with highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded as part of reserves and surplus within the Company's "hedging reserve", and re-classified in the statement of profit and loss as revenue in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion is immediately recorded in the statement of profit and loss.

The Company also designates certain non derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for the hedge of foreign currency risk associated with highly probable forecasted transactions and, accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain / loss on such non derivative financial liabilities is recorded as part of reserves and surplus within the Company's "hedging reserve", and re-classified in the statement of profit and loss as revenue in the period corresponding to the occurrence of the forecasted transactions.

In respect of the aforesaid hedges of highly probable forecasted transactions, the Company has recorded, as a part of reserves and surplus, a net profit of ₹ 1,683 and a net loss of ₹ 2,483 for the year ended 31 March 2013 and 2012, respectively. The Company also recorded, as part of revenue, a net loss of ₹ 2,576 and a net loss of ₹ 1,219 during the year ended 31 March 2013 and 2012, respectively.

The net carrying amount of the Company's "hedging reserve" in reserves and surplus before adjusting for tax impact was a loss of ₹ 253 as at 31 March 2013, as compared to a loss of ₹ 1,936 as at 31 March 2012.

The table below summarizes the periods when the forecasted cash flows associated with derivative hedging instruments are expected to occur:

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
Cash flows in U.S. Dollars (figures in equivalent rupee millions)		
Not later than one month	2,714	2,544
Later than one month and not later than three months	5,429	5,087
Later than three month and not later than six months	6,514	6,614
Later than six month and not later than two years	11,400	15,771
	26,057	**30,016**
Cash flows in Euro (figures in equivalent rupee millions)		
Not later than one month	-	237
Later than one month and not later than three months	208	204
Later than three month and not later than six months	313	-
Later than six month and not later than two years	626	-
	1,147	**441**

Hedges of recognized assets and liabilities

Changes in the fair value of derivative contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied are recognized in the statement of profit and loss. The changes in fair value of such derivative contracts as well as the foreign exchange gains and losses relating to the monetary items are recognized as part of foreign exchange gains and losses.

Fair values of foreign exchange derivative contracts are determined under the Modified Black Scholes technique by using inputs from market observable data and other relevant terms of the contract with counter parties which are banks or financial institutions.

In respect of the aforesaid foreign exchange derivative contracts and the ineffective portion of the derivative contracts designated as cash flow hedges, the Company has recorded, as part of foreign exchange gains and losses, a net gain of ₹ 501 and a net gain of ₹ 410 for the year ended 31 March 2013 and 2012, respectively.

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.38: HEDGES OF FOREIGN CURRENCY RISKS AND DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

The following are the outstanding foreign exchange derivative contracts for hedges of recognized assets and liabilities:

As at 31 March 2013

CATEGORY	CURRENCY	CROSS CURRENCY	AMOUNTS IN MILLIONS	BUY / SELL	PURPOSE
Forward Contract	USD	INR	USD 23	Buy	Hedging
Forward Contract	USD	INR	USD 125.7	Sell	Hedging
Forward Contract	USD	RON	USD 13	Buy	Hedging
Forward Contract	EUR	USD	EUR 30.5	Sell	Hedging
Option Contract	USD	INR	USD 130	Sell	Hedging
Swap Contract	USD	INR	USD 64.70	Sell	Hedging

As at 31 March 2012

CATEGORY	CURRENCY	CROSS CURRENCY	AMOUNTS IN MILLIONS	BUY / SELL	PURPOSE
Forward Contract	USD	INR	USD 70	Sell	Hedging
Forward Contract	EUR	INR	EUR 10	Sell	Hedging
Option Contract	USD	INR	USD 194	Sell	Hedging

The following are the outstanding foreign currency derivative contracts, which are classified as cash flow hedges and effective:

As at 31 March 2013

CATEGORY	CURRENCY	CROSS CURRENCY	NO. OF CONTRACTS	AMOUNTS IN MILLIONS	GAIN / (LOSS)
Forward Contract	USD	INR	3	USD 15	₹ 58
Option Contract	USD	INR	13	USD 465	₹ 300
Swap Contract	EUR	INR	1	EUR 16.5	₹ 50

As at 31 March 2012

CATEGORY	CURRENCY	CROSS CURRENCY	NO. OF CONTRACTS	AMOUNTS IN MILLIONS	GAIN / (LOSS)
Forward Contract	USD	INR	19	USD 410	₹ (1,742)
Option Contract	USD	INR	15	USD 180	₹ 15

2.39: FINANCIAL RISK MANAGEMENT

The Company's activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk. The Company's primary risk management focus is to minimize potential adverse effects of market risk on its financial performance. The Company's risk management assessment and policies and processes are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor such risks and compliance with the same. Risk assessment and management policies and processes are reviewed regularly to reflect changes in market conditions and the Company's activities. The Board of Directors and the Audit Committee is responsible for overseeing Company's risk assessment and management policies and processes.

a. Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's receivables from customers and investment securities. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the credit worthiness of customers to which the Company grants credit terms in the normal course of business. The Company establishes an allowance for doubtful debts and impairment that represents its estimate of incurred losses in respect of trade and other receivables and investments.

Trade receivables

The Company's exposure to credit risk is influenced mainly by the individual characteristics of each customer. The demographics of the customer, including the default risk of the industry and country, in which the customer operates, also has an influence on credit risk assessment. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the credit worthiness of customers to which the Company grants credit terms in the normal course of business. As at 31 March 2013 and 31 March 2012 the maximum exposure to credit risk in relation to trade and other receivables is ₹ 31,804 and ₹ 25,368 respectively.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.39: FINANCIAL RISK MANAGEMENT (CONTINUED)

Trade receivables that are neither past due nor impaired

Trade receivables amounting to ₹ 23,085 and ₹ 20,697 were neither past due nor impaired as at 31 March 2013 and 31 March 2012 respectively.

Trade receivables that are past due but not impaired

The Company's credit period for customers generally ranges from 20 – 180 days. The age analysis of the trade receivables has been considered from the due date of the invoice. The ageing of trade receivables that are past due, but not impaired, is given below:

PERIOD (IN DAYS)	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
1 – 90	7,384	3,697
91 – 180	749	270
More than 180	586	704
Total	**8,719**	**4,671**

Trade receivables that are impaired

The age analysis of the trade receivables that are impaired is given below:

PERIOD (IN DAYS)	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
1 – 90	-	-
91 – 180	-	-
More than 180	582	537
Total	**582**	**537**

Reconciliation of the allowance account for credit losses

The details of changes in provision for bad debts during the year ended 31 March 2013 and 31 March 2012 are as follows:

PARTICULARS	2012-13	2011-12
Balance as at 1 April	537	494
Provision made during the year	108	173
Trade receivables written off during the year	(63)	(130)
Balance as at 31 March	**582**	**537**

b. Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by ensuring, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Company's reputation.

As at 31 March 2013 and 2012, the Company had unutilized credit limits from banks of ₹ 20,364 and ₹ 14,290, respectively.

As at 31 March 2013, the Company had working capital of ₹ 29,322 including cash and bank balances of ₹ 20,171 and current investments of ₹ 1,966. As at 31 March 2012, the Company had working capital of ₹ 24,076 including cash and bank balances of ₹ 16,061 and current investments of ₹ 2,070.

The table below provides details regarding the contractual maturities of significant financial liabilities (other than obligations under finance leases which have been disclosed in Note 2.35, Bonus Debentures which have been disclosed in Note 2.40 and provision for employee benefits which have been disclosed in Note 2.5) as at 31 March 2013:

PARTICULARS	2014	2015	2016	2017	THEREAFTER	TOTAL
Trade payables	9,657	-	-	-	-	**9,657**
Short term borrowings	18,986	-	-	-	-	**18,986**
Long term borrowings	-	2,999	5,978	2,989	5	**11,971**
Other liabilities and provisions	21,178	31	26	26	50	**21,311**

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.39: FINANCIAL RISK MANAGEMENT (CONTINUED)

The table below provides details regarding the contractual maturities of significant financial liabilities (other than obligations under finance leases which have been disclosed in Note 2.35 and Bonus Debentures which have been disclosed in Note 2.40 and provision for employee benefits which have been disclosed in Note 2.5) as at 31 March 2012:

PARTICULARS	2013	2014	2015	2016	THEREAFTER	TOTAL
Trade payables	7,566	-	-	-	-	**7,566**
Short term borrowings	15,888	-	-	-	-	**15,888**
Long term borrowings	-	19	2,811	5,603	2,647	**11,080**
Other liabilities and provisions	22,260	30	26	25	71	**22,412**

c. Market risk

Market risk is the risk of loss of future earnings or fair values or future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates and other market changes that affect market risk-sensitive instruments. Market risk is attributable to all market risk-sensitive financial instruments including foreign currency receivables and payables and long term debt. The Company is exposed to market risk primarily related to foreign exchange rate risk, interest rate risk and the market value of its investments. Thus, the Company's exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

Foreign exchange risk

The Company's exchange risk arises from its foreign operations, foreign currency revenues and expenses (primarily in U.S. dollars, British pounds sterling, Roubles and Euros) and foreign currency borrowings (in U.S. dollars, Euros and Roubles). A significant portion of the Company's revenues are in these foreign currencies, while a significant portion of its costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, the Company's financial performance may get adversely impacted. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, the Company uses derivative financial instruments, such as foreign exchange forward contracts, option contracts and currency swap contracts to mitigate the risk of changes in foreign currency exchange rates in respect of its forecasted cash flows and trade receivables.

The details in respect of the outstanding foreign exchange forward, option and swap contracts are given in Note 2.38 above.

In respect of the Company's derivative contracts, a 10% decrease / increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in an approximately ₹ 2,381 / (1,854) increase / (decrease) in the Company's hedging reserve and an approximately ₹ 1,478 / (1,535) increase / (decrease) in the Company's net profit as at 31 March 2013.

In respect of the Company's derivative contracts, a 10% decrease / increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in an approximately ₹ 2,564 increase/decrease in the Company's hedging reserve and an approximately ₹ 1,306 increase/decrease in the Company's net profit as at 31 March 2012.

The following table analyzes foreign currency risk from financial instruments as at 31 March 2013:

(All figures in equivalent rupees millions)

PARTICULARS	U.S. DOLLARS	EURO	ROUBLES	OTHERS[1]	TOTAL
Assets:					
Cash and bank balances	6,962	143	372	740	8,217
Trade Receivables	15,910	1,602	6,349	2,657	26,518
Long term, short term loans and advances and other current assets	714	106	141	273	1,234
Total	**23,586**	**1,851**	**6,862**	**3,670**	**35,969**
Liabilities:					
Trade payables	1,918	147	214	462	2,741
Long term borrowings	11,948	-	45	-	11,993
Short term borrowings	7,274	2,676	5,836	-	15,786
Other liabilities and provisions	3,759	137	1,516	1,200	6,612
Total	**24,899**	**2,960**	**7,611**	**1,662**	**37,132**

[1] Others include currencies such as British pounds sterling, Swiss franc, South African Rand, Mexican pesos, Venezuela bolivars, etc.

NOTE 2. **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.39: FINANCIAL RISK MANAGEMENT (CONTINUED)

The following table analyzes foreign currency risk from financial instruments as at 31 March 2012:

(All figures in equivalent rupees millions)

PARTICULARS	U.S. DOLLARS	EURO	ROUBLES	OTHERS[1]	TOTAL
Assets:					
Cash and bank balances	2,241	93	255	2,082	4,671
Trade Receivables	11,173	1,668	5,139	1,733	19,713
Long term, short term loans and advances and other current assets	1,035	68	80	296	1,479
Total	**14,449**	**1,829**	**5,474**	**4,112**	**25,863**
Liabilities:					
Trade payables	2,160	126	94	406	2,786
Long term borrowings	11,042	-	8	-	11,050
Short term borrowings	9,488	1,323	1,936	34	12,781
Other liabilities and provisions	2,957	233	1,001	796	4,987
Total	**25,647**	**1,682**	**3,039**	**1,236**	**31,604**

[1] Others include currencies such as British pounds sterling, Swiss franc, South African Rand, Mexican pesos, Venezuela bolivars, etc.

For the year ended 31 March 2013 and 2012, every 10% depreciation / appreciation in the exchange rate between the Indian rupee and the respective currencies in the above mentioned financial assets / liabilities would affect the Company's net profit by approximately ₹ 116 and ₹ 574 respectively, from such financial assets / liabilities.

Interest rate risk

As of 31 March 2013, the Company had foreign currency loans of ₹ 23,174 carrying a floating interest rate of LIBOR plus 50-145 bps whereas as of 31 March 2012 foreign currency loans were ₹ 23,334 carrying a floating interest rate of LIBOR plus 100-150 bps. These loans expose the Company to risk of changes in interest rates. The Company's treasury department monitors the interest rate movement and manages the interest rate risk based on its policies, which include entering into interest rate swaps as considered necessary. A 10% increase or decrease in the floating interest rate component (i.e. LIBOR) of the Company's borrowings would result in an insignificant impact on its net profit.

The Company's investments in time deposits with banks and short term liquid mutual funds are for short durations, and therefore do not expose the Company to significant interest rates risk.

Commodity rate risk

Exposure to market risk with respect to commodity prices primarily arises from the Company's purchases and sales of active pharmaceutical ingredients, including the raw material components for such active pharmaceutical ingredients. These are commodity products, whose prices may fluctuate significantly over short periods of time. The prices of the Company's raw materials generally fluctuate in line with commodity cycles, although the prices of raw materials used in the Company's active pharmaceutical ingredients business are generally more volatile. Cost of raw materials forms the largest portion of the Company's operating expenses. Commodity price risk exposure is evaluated and managed through operating procedures and sourcing policies. The Company has historically not entered into any material derivative contracts to hedge exposure to fluctuations in commodity prices.

2.40: ISSUANCE OF BONUS DEBENTURES

On 24 March 2011, the Company had allotted 1,015,516,392, 9.25% Unsecured Redeemable Non convertible Bonus Debentures aggregating to ₹ 5,078. The interest is payable at the end of 12, 24 and 36 months from the initial date of issuance. The bonus debentures are redeemable at the end of 36 months from the initial date of issuance. These debentures have been listed on the Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

As per the requirements of the Companies Act, 1956, the Company has created a Debenture Redemption Reserve aggregating to ₹ 1,712 and ₹ 867 as at 31 March 2013 and 31 March 2012 respectively.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.41: SETTLEMENT AGREEMENT WITH NORDION

During March 2013, the Company entered into an agreement with Nordion Inc. (formerly known as MDS Inc.) to settle its ongoing litigation for alleged breach of service obligations by Nordion Inc. during the years 2000 to 2004. As part of the settlement, the Company received a total amount of ₹1,220 (USD 22.5 million) from Nordion, out of which ₹108 (USD 2 million) is towards reimbursement of research and development cost and the same is recorded as reduction in such cost. The balance ₹1,112 (USD 20.5 million) is towards 'lost profits' and the same is recorded as part of other operating revenue.

2.42: COMPARATIVE FIGURES

Previous year's figures have been regrouped / reclassified wherever necessary, to conform to current year's classification.

As per our report of even date attached
for **B S R & Co.**
Chartered Accountants
Firm Registration No.: 101248W
Natrajh Ramakrishna
Partner
Membership No.: 032815
Place : Hyderabad
Date : 14 May 2013

for **and on behalf of the Board of Directors**

G V Prasad	Chairman & Chief Executive Officer
K Satish Reddy	Vice Chairman & Managing Director
Saumen Chakraborty	President & Chief Financial Officer
Sandeep Poddar	Company Secretary

IFRS CONSOLIDATED FINANCIAL STATEMENTS

EXTRACT OF AUDITED CONSOLIDATED IFRS FINANCIAL STATEMENTS

We have adopted IFRS as issued by International Accounting Standards Board (IASB) for preparing our financial statements for the purpose of filings with SEC. We have furnished all our interim financial reports of fiscal 2013 with SEC which were prepared under IFRS. The Annual Report in Form 20-F will also be made available at the Company's website. A hard copy of such Annual Report in Form 20-F will be made available to the shareholders, free of charge, upon request. For details visit www.drreddys.com

The extract of the audited consolidated financial statements prepared under IFRS has been provided here under.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION


ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND PER SHARE DATA

PARTICULARS	AS AT 31 MARCH 2013	AS AT 31 MARCH 2012
ASSETS		
Current assets		
Cash and cash equivalents	₹5,136	₹7,379
Other investments	16,963	10,773
Trade receivables	31,972	25,339
Inventories	21,600	19,352
Derivative financial instruments	546	7
Current tax assets	513	584
Other current assets	8,984	6,518
Total current assets	**₹85,714**	**₹69,952**
Non current assets		
Property, plant and equipment	₹37,814	₹33,246
Goodwill	3,193	2,208
Intangible assets	10,828	11,321
Investment in equity accounted investees	472	368
Other investments – non current	209	-
Deferred tax assets	3,652	1,965
Other non current assets	487	417
Total non current assets	**₹56,655**	**₹49,525**
Total assets	**₹142,369**	**₹119,477**
LIABILITIES AND EQUITY		
Current liabilities		
Trade payables	₹11,862	₹9,502
Derivative financial instruments	95	1,830
Current tax liabilities	997	682
Bank overdraft	82	-
Short term borrowings	18,914	15,844
Long term borrowings, current portion	5,139	31
Provisions	2,288	1,926
Other current liabilities	14,269	13,645
Total current liabilities	**₹53,646**	**₹43,460**
Non current liabilities		
Long term borrowings	₹12,625	₹16,335
Provisions - non current	47	47
Deferred tax liabilities	1,983	1,132
Other non current liabilities	963	1,059
Total non current liabilities	**₹15,618**	**₹18,573**
Total liabilities	**₹69,264**	**₹62,033**
Equity attributable to owners of the parent		
Share capital	₹849	₹848
Equity shares held by controlled trust	(5)	(5)
Share premium	21,214	20,934
Share based payment reserve	911	800
Debenture redemption reserve	1,711	865
Retained earnings	44,815	31,599
Other components of equity	3,590	2,403
Equity holders of the Company	**₹73,085**	**₹57,444**
Non controlling interests	**20**	-
Total equity	**₹73,105**	**₹57,444**
Total liabilities and equity	**₹142,369**	**₹119,477**

CONSOLIDATED INCOME STATEMENT

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND PER SHARE DATA

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Revenues	₹116,266	₹96,737	₹74,693
Cost of revenues	55,687	43,432	34,430
Gross profit	**₹60,579**	**₹53,305**	**₹40,263**
Selling, general and administrative expenses	33,584	28,867	23,689
Research and development expenses	7,674	5,911	5,060
Impairment loss on intangible assets	507	1,040	-
Impairment loss on goodwill	181	-	-
Other (income) / expense, net	(2,479)	(765)	(1,115)
Total operating expenses	**₹39,467**	**₹35,053**	**₹27,634**
Results from operating activities	**₹21,112**	**₹18,252**	**₹12,629**
Finance expense	(1,018)	(1,067)	(362)
Finance income	1,478	1,227	173
Finance (expense) / income, net	**₹460**	**₹160**	**₹(189)**
Share of profit of equity accounted investees, net of income tax	104	54	3
Profit before income tax	**21,676**	**18,466**	**12,443**
Income tax expense	(4,900)	(4,204)	(1,403)
Profit for the year	**₹16,776**	**₹14,262**	**₹11,040**
Attributable to:			
Equity holders of the Company	16,777	14,262	11,040
Non controlling interests	(1)	-	-
Profit for the year	**₹16,776**	**₹14,262**	**₹11,040**
Earnings per share			
Basic	₹98.82	₹84.16	₹65.28
Diluted	₹98.44	₹83.81	₹64.95
Weighted average number of equity shares used in computing earnings per equity share			
Basic	169,777,458	169,469,888	169,128,649
Diluted	170,432,680	170,177,944	169,965,282

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND PER SHARE DATA

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Profit for the year	**₹16,776**	**₹14,262**	**₹11,040**
Other comprehensive income / (loss)			
Changes in fair value of available for sale financial instruments	₹34	₹2	₹7
Foreign currency translation adjustments	197	711	421
Effective portion of changes in fair value of cash flow hedges, net	1,697	(2,496)	37
Income tax on other comprehensive income	(741)	860	(59)
Other comprehensive income / (loss) for the year, net of income tax	**₹1,187**	**₹(923)**	**₹406**
Total comprehensive income for the year	**₹17,963**	**₹13,339**	**₹11,446**
Attributable to:			
Equity holders of the Company	17,965	13,339	11,446
Non controlling interests	(2)	-	-
Total comprehensive income for the year	**₹17,963**	**₹13,339**	**₹11,446**

STATEMENT PURSUANT TO SECTION 212 OF THE COMPANIES ACT, 1956

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SL. NO.	NAME OF THE SUBSIDIARY	THE FINANCIAL YEAR OF THE SUBSIDIARY COMPANY ENDED ON	NUMBER OF SHARES IN THE SUBSIDIARY COMPANY HELD BY DR. REDDY'S LABORATORIES LIMITED AT THE ABOVE DATE				THE NET AGGREGATE OF PROFITS (LOSSES) OF THE SUBSIDIARY COMPANY FOR IT'S FINANCIAL YEAR SO FAR AS THEY CONCERN THE MEMBERS OF DR. REDDY'S LABORATORIES LIMITED [3]		THE NET AGGREGATE OF PROFITS (LOSSES) OF THE SUBSIDIARY COMPANY FOR IT'S PREVIOUS FINANCIAL YEARS SO FAR AS THEY CONCERN THE MEMBERS OF DR. REDDY'S LABORATORIES LIMITED [3]	
			EQUITY SHARES	PREFERENCE SHARES	EQUITY HOLDING %	PREFERENCE HOLDING %	A) DEALT WITH IN THE ACCOUNT OF DR. REDDY'S LABORATORIES LIMITED FOR THE YEAR ENDED 31.03.2013	B) NOT DEALT WITH IN THE ACCOUNT OF DR. REDDY'S LABORATORIES LIMITED FOR THE YEAR ENDED 31.03.2013	A) DEALT WITH IN THE ACCOUNT OF DR. REDDY'S LABORATORIES LIMITED FOR THE YEAR ENDED 31.03.2012	B) NOT DEALT WITH IN THE ACCOUNT OF DR. REDDY'S LABORATORIES LIMITED FOR THE YEAR ENDED 31.03.2012
1	Aurigene Discovery Technologies (Malaysia) SDN BHD	31.03.2013	[1]	-	-	-	-	14	-	14
2	Aurigene Discovery Technologies Inc.	31.03.2013	[1]	-	-	-	-	(10)	-	(1)
3	Aurigene Discovery Technologies Limited	31.03.2013	90,544,104	14,750,000	100	100	-	165	-	327
4	beta Institut gemeinnützige GmbH	31.03.2013	[1]	-	-	-	-	(1)	-	-
5	betapharm Arzneimittel GmbH	31.03.2013	[1]	-	-	-	-	(1,124)	-	(750)
6	Cheminor Investments Limited	31.03.2013	134,513	-	100	-	-	-	-	-
7	Chienna B.V.	31.03.2013	[1]	-	-	-	-	(13)	-	-
8	Chirotech Technology Limited	31.03.2013	[1]	-	-	-	-	(125)	-	(170)
9	Dr. Reddy's Farmaceutica Do Brasil Ltda.	31.03.2013	26,699,230	-	100	-	-	72	-	(24)
10	Dr. Reddy's Laboratories (Proprietary) Limited	31.03.2013	100	-	100	-	-	85	-	17
11	Dr. Reddy's Laboratories Inc.	31.03.2013	[1]	-	-	-	-	32	-	(266)
12	Dr. Reddy's Laboratories International SA	31.03.2013	[1]	-	-	-	-	(1)	-	(1)
13	Dr. Reddy's Bio-sciences Limited	31.03.2013	34,022,070	-	100	-	-	(1)	-	-
14	Dr. Reddy's Laboratories (Canada) Inc.	31.03.2013	[4]	-	-	-	-	-	-	-
15	Dr. Reddy's Laboratories New York, Inc.	31.03.2013	[1]	-	-	-	-	(420)	-	(195)
16	Dr. Reddy's Laboratories Romania SRL	31.03.2013	[1]	-	-	-	-	23	-	16
17	Dr. Reddy's Laboratories Tennessee LLC	31.03.2013	[1]	-	-	-	-	(69)	-	(211)
18	Dr. Reddy's New Zealand Limited (formerly Affordable Healthcare Limited)	31.03.2013	[1]	-	-	-	-	9	-	(30)
19	Dr. Reddy's Pharma SEZ Limited	31.03.2013	50,000	-	100	-	-	-	-	-
20	Dr. Reddy's Srl (formerly Jet Generici Srl)	31.03.2013	[1]	-	-	-	-	(167)	-	(163)
21	Dr. Reddy's Venezuela C.A.	31.03.2013	[1]	-	-	-	-	(17)	-	(30)
22	Dr. Reddy's Laboratories (Australia) Pty. Limited	31.03.2013	1,000,000	-	100	-	-	66	-	(139)
23	Dr. Reddy's Laboratories (EU) Limited	31.03.2013	[1]	-	-	-	-	356	-	411
24	Dr. Reddy's Laboratories (UK) Limited	31.03.2013	[1]	-	-	-	-	153	-	166
25	Dr. Reddy's Laboratories ILAC TICARET Limited SIRKETI	31.03.2013	[5]	-	-	-	-	-	-	-
26	Dr. Reddy's Laboratories Louisiana LLC	31.03.2013	[1]	-	-	-	-	1,824	-	672
27	Dr. Reddy's Laboratories LLC, Ukraine	31.03.2013	[1]	-	-	-	-	(82)	-	(1)
28	Dr. Reddy's Laboratories SA, Switzerland	31.03.2013	75,640,410	-	100	-	-	6,670	-	4,401
29	DRL Impex Limited (formerly DRL Investments Limited)	31.03.2013	50,000	-	100	-	-	(824)	-	24
30	Euro Bridge Consulting B.V.	31.03.2013	[1]	-	-	-	-	(4)	-	(2)
31	Idea2Enterprises (India) Private Limited	31.03.2013	2,377,826	-	100	-	-	(14)	-	-
32	Industrias Quimicas Falcon de Mexico, S.A. de CV	31.03.2013	140,526,270	-	100	-	-	(199)	-	(373)
33	I-Ven Pharma Capital Limited (under liquidation)	31.03.2013	[1]	-	-	-	-	253	-	95
34	Kunshan Rotam Reddy Pharmaceutical Company Limited	31.03.2013	[2]	-	51.33	-	-	180	-	103
35	Lacock Holdings Limited	31.03.2013	16,033	-	100	-	-	(941)	-	353
36	OctoPlus Development B.V.	31.03.2013	[1]	-	-	-	-	68	-	-
37	OctoPlus N.V.	31.03.2013	[1]	-	-	-	-	(75)	-	-
38	OctoPlus PolyActive Sciences B.V.	31.03.2013	[1]	-	-	-	-	-	-	-
39	OctoPlus Sciences B.V.	31.03.2013	[1]	-	-	-	-	(3)	-	-
40	OctoPlus Technologies B.V.	31.03.2013	[1]	-	-	-	-	(36)	-	-
41	OctoShare B.V.	31.03.2013	[1]	-	-	-	-	(23)	-	-
42	OOO Alfa (formerly OOO JV Reddy Biomed Limited)	31.03.2013	[5]	-	-	-	-	(3)	-	(24)
43	OOO Dr. Reddy's Laboratories Limited	31.03.2013	[2]	-	100	-	-	(18)	-	(58)
44	OOO DRS LLC	31.03.2013	[1]	-	-	-	-	(22)	-	(18)
45	Promius Pharma LLC (formerly Reddy Pharmaceuticals Inc)	31.03.2013	[1]	-	-	-	-	(639)	-	(454)
46	Reddy Antilles N.V.	31.03.2013	1,131,646	-	100	-	-	(61)	-	(30)
47	Reddy beta GmbH	31.03.2013	[1]	-	-	-	-	-	-	-
48	Reddy Cheminor S.A. (under liquidation)	31.03.2013	2,500	-	100	-	-	-	-	-
49	Reddy Holding GmbH	31.03.2013	[1]	-	-	-	-	(1)	-	(1,792)
50	Reddy Netherlands B.V.	31.03.2013	[1]	-	-	-	-	(180)	-	(3)
51	Reddy Pharma Iberia S.A.	31.03.2013	5,566,000	-	100	-	-	9	-	74
52	Reddy Pharma Italia S.p.A.	31.03.2013	[1]	-	-	-	-	(14)	-	(11)
53	Reddy Pharmaceuticals Hong Kong Limited	31.03.2013	[4]	-	-	-	-	(6)	-	(2)
54	Reddy US Therapeutics Inc.	31.03.2013	[1]	-	-	-	-	(22)	-	11
55	Trigenesis Therapeutics Inc.	31.03.2013	[4]	-	-	-	-	(17)	-	(1)

[1] Step down subsidiary [2] No concept of share capital [3] The amounts shown in this column represent the net aggregate amount of profits (losses) of the subsidiary attributable to the direct holding of the company. [4] Entity dissolved during the year

[5] Equity investment in the entity sold during the year

INFORMATION ON THE FINANCIALS OF SUBSIDIARIES (PREPARED AS PER IGAAP)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SL. NO.	NAME OF THE SUBSIDIARY	AS AT 31 MARCH 2013							FOR THE YEAR ENDED 31 MARCH 2013				
		CAPITAL	RESERVES	OTHER LIABILITIES	TOTAL LIABILITIES	PROPERTY, PLANT AND EQUIPMENT, NET	TOTAL ASSETS (INCLUDING PPE, NET)	INVESTMENTS (EXCL. INVESTMENT IN SUBSIDIARIES)	TURNOVER	PROFIT / (LOSS) BEFORE TAX	TAX EXPENSE / (BENEFIT)	PROFIT / (LOSS) AFTER TAX	PROPOSED DIVIDEND
1	Aurigene Discovery Technologies (Malaysia) SDN BHD	16	(7)	181	190	18	190	-	349	14	-	14	-
2	Aurigene Discovery Technologies Inc.	210	(234)	32	8	-	8	-	-	(10)	-	(10)	-
3	Aurigene Discovery Technologies Limited	1,053	370	326	1,749	640	1,749	-	1,498	351	186	165	8% Preference dividend
4	beta Institut gemeinnützige GmbH	5	1	10	16	-	16	-	-	(1)	-	(1)	-
5	betapharm Arzneimittel GmbH	59	978	6,899	7,936	288	7,936	-	5,686	(1,071)	53	(1,124)	-
6	Cheminor Investments Limited	1	-	-	1	1	1	-	-	-	-	-	-
7	Chienna B.V.	1	(427)	771	345	-	345	-	-	(13)	-	(13)	-
8	Chirotech Technology Limited	67	(653)	1,150	564	97	564	-	794	(115)	10	(125)	-
9	Dr. Reddy's Farmaceutica Do Brasil Ltda.	634	(965)	431	100	5	100	-	100	90	18	72	-
10	Dr. Reddy's Laboratories (Proprietary) Limited	-	63	567	630	11	630	-	1,104	107	22	85	-
11	Dr. Reddy's Laboratories Inc.[1]	580	5,001	19,791	25,372	25	25,372	-	40,737	810	778	32	-
12	Dr. Reddy's Laboratories International SA	275	(2)	1	274	42	274	-	-	(1)	-	(1)	-
13	Dr. Reddy's Bio-sciences Limited	340	(155)	83	268	268	268	-	-	(1)	-	(1)	-
14	Dr. Reddy's Laboratories (Canada) Inc.	-	-	-	-	-	-	-	-	-	-	-	-
15	Dr. Reddy's Laboratories New York, Inc.	-	726	680	1,406	1,038	1,406	-	-	(420)	-	(420)	-
16	Dr. Reddy's Laboratories Romania SRL	24	45	38	107	5	107	-	-	29	6	23	-
17	Dr. Reddy's Laboratories Tennessee LLC[1]	1,120	(83)	264	1,301	623	1,301	-	2,254	(69)	-	(69)	-
18	Dr. Reddy's New Zealand Limited (formerly Affordable Healthcare Limited)	-	95	49	144	-	144	-	123	8	(1)	9	-
19	Dr. Reddy's Pharma SEZ Limited	1	(1)	-	-	-	-	-	-	-	-	-	-
20	Dr. Reddy's Srl (formerly Jet Generici Srl)	6	(862)	1,028	172	1	172	-	254	(167)	-	(167)	-
21	Dr. Reddy's Venezuela C.A.	58	(47)	5	16	-	16	-	5	(17)	-	(17)	-
22	Dr. Reddy's Laboratories (Australia) Pty. Limited	35	(439)	941	537	-	537	-	691	(35)	(101)	66	-
23	Dr. Reddy's Laboratories (EU) Limited	723	583	968	2,274	610	2,274	-	1,033	379	23	356	-
24	Dr. Reddy's Laboratories (UK) Limited	-	769	364	1,133	192	1,133	-	2,214	171	18	153	-
25	Dr. Reddy's Laboratories ILAC TICARET Limited SIRKETI	-	-	-	-	-	-	-	-	-	-	-	-
26	Dr. Reddy's Laboratories Louisiana LLC[1]	-	3,638	444	4,082	1,546	4,082	-	5,065	1,824	-	1,824	-
27	Dr. Reddy's Laboratories LLC, Ukraine	71	(83)	1,229	1,217	1	1,217	-	1,128	(95)	(13)	(82)	-
28	Dr. Reddy's Laboratories SA, Switzerland	2,951	18,757	15,306	37,014	16	37,014	-	18,710	7,486	816	6,670	-
29	DRL Impex Limited (formerly DRL Investments Limited)	1	(740)	2,598	1,859	6	1,859	-	-	(824)	-	(824)	-
30	Euro Bridge Consulting B.V.	37	114	3	154	-	154	-	-	(4)	-	(4)	-
31	Idea2Enterprises (India) Private Limited	24	1,423	3	1,450	1,450	1,450	-	-	(14)	-	(14)	-
32	Industrias Quimicas Falcon de Mexico, S.A. de CV	594	(473)	3,419	3,540	1,358	3,540	-	2,895	(208)	(9)	(199)	-
33	I-Ven Pharma Capital Limited (under liquidation)	1	327	3	331	-	331	-	-	375	122	253	-
34	Kunshan Rotam Reddy Pharmaceutical Company Limited	791	(72)	553	1,272	263	1,272	-	1,915	211	31	180	-
35	Lacock Holdings Limited	1	19,012	10,362	29,375	-	29,375	-	-	(885)	56	(941)	-
36	OctoPlus Development B.V.	1	372	772	1,145	465	1,145	-	52	68	-	68	-
37	OctoPlus N.V.	451	790	1,174	2,415	413	2,415	-	-	(76)	(1)	(75)	-
38	OctoPlus PolyActive Sciences B.V.	1	-	-	1	-	1	-	-	-	-	-	-
39	OctoPlus Sciences B.V.	1	121	60	182	-	182	-	-	(3)	-	(3)	-
40	OctoPlus Technologies B.V.	1	(2,618)	2,659	42	-	42	-	1	(36)	-	(36)	-
41	OctoShare B.V.	2	1,159	375	1,536	-	1,536	-	-	(23)	-	(23)	-
42	OOO Alfa (formerly OOO JV Reddy Biomed Limited)	-	-	-	-	-	-	-	-	(3)	-	(3)	-
43	OOO Dr. Reddy's Laboratories Limited	72	6	10,384	10,462	33	10,462	-	13,969	36	54	(18)	-
44	OOO DRS LLC	30	67	135	232	214	232	-	-	(22)	-	(22)	-
45	Promius Pharma LLC (formerly Reddy Pharmaceuticals Inc)[1]	1,712	(3,018)	3,435	2,129	2	2,129	-	1,468	(639)	-	(639)	-
46	Reddy Antilles N.V.	52	83	300	435	-	435	-	-	(61)	-	(61)	-
47	Reddy beta GmbH	1	-	1	2	-	2	-	-	-	-	-	-
48	Reddy Cheminor S.A. (under liquidation)	2	(2)	5	5	-	5	-	-	-	-	-	-
49	Reddy Holding GmbH	1	(4,704)	31,854	27,151	-	27,151	-	-	28	29	(1)	-
50	Reddy Netherlands B.V.	7	2,245	50	2,302	-	2,302	-	-	(180)	-	(180)	-
51	Reddy Pharma Iberia S.A.	566	(544)	13	35	-	35	-	72	9	-	9	-
52	Reddy Pharma Italia S.p.A.	63	(113)	1,105	1,055	1	1,055	-	1	(14)	-	(14)	-
53	Reddy Pharmaceuticals Hong Kong Limited	-	-	-	-	-	-	-	-	(6)	-	(6)	-
54	Reddy US Therapeutics Inc.	94	(92)	-	2	-	2	-	-	(22)	-	(22)	-
55	Trigenesis Therapeutics Inc.	-	-	-	-	-	-	-	-	(17)	-	(17)	-

[1] Tax expense for these entities is computed together as per the tax laws of United States. The total tax expense is presented in Sl. No. 11 - Dr. Reddy's Laboratories Inc.

Notice is hereby given that the 29th Annual General Meeting of the members of the Company will be held on Wednesday, 31 July 2013 at 10.30 A.M. at the Grand Ball Room, Hotel Taj Krishna, Road No. 1, Banjara Hills, Hyderabad – 500 034, Andhra Pradesh, India, to transact the following business:

ORDINARY BUSINESS:

1. To receive, consider and adopt the Balance Sheet as at 31 March 2013 and the Statement of Profit and Loss of the Company for the year ended on that date along with the Reports of the Directors' and Auditors' thereon.
2. To declare dividend on the equity shares for the financial year 2012-13.
3. To appoint a Director in place of Dr. Ashok S Ganguly, who retires by rotation, and being eligible, seeks re-appointment.
4. To appoint a Director in place of Dr. J P Moreau, who retires by rotation, and being eligible, seeks re-appointment.
5. To appoint a Director in place of Ms. Kalpana Morparia, who retires by rotation, and being eligible, seeks re-appointment.
6. To appoint the Statutory Auditors and fix their remuneration. The retiring Auditors B S R & Co., Chartered Accountants are eligible for re-appointment.

SPECIAL BUSINESS:

7. **RE-DESIGNATION OF MR. G V PRASAD, WHOLE TIME DIRECTOR, AS CHAIRMAN AND CHIEF EXECUTIVE OFFICER**

   To consider and, if thought fit, to pass with or without modification the following resolution as an Ordinary Resolution:

   "**RESOLVED THAT** the approval of the Company be and is hereby accorded to the re-designation of Mr. G V Prasad as Chairman and Chief Executive Officer of the Company, without any variation in the terms and conditions like remuneration, balance tenure and others relating to his appointment as approved by the shareholders at their Annual General Meeting held on 21 July 2011.

   RESOLVED FURTHER THAT the Board of Directors of the Company be and are hereby authorized to re-designate Mr. G V Prasad, from time to time, as may be decided by the Board of Directors of the Company."

8. **RE-DESIGNATION OF MR. SATISH REDDY, WHOLE TIME DIRECTOR, AS VICE CHAIRMAN IN ADDITION TO HIS ROLE OF MANAGING DIRECTOR AND CHIEF OPERATING OFFICER**

   To consider and, if thought fit, to pass with or without modification the following resolution as an Ordinary Resolution:

   "**RESOLVED THAT** the approval of the Company be and is hereby accorded to the re-designation of Mr. Satish Reddy as Vice Chairman in addition to his role of Managing Director and Chief Operating Officer of the Company, without any variation in the terms and conditions like remuneration, balance tenure and others relating to his appointment approved by the shareholders at their Annual General Meeting held on 20 July 2012.

   RESOLVED FURTHER THAT the Board of Directors of the Company be and are hereby authorized to re-designate Mr. Satish Reddy, from time to time, as may be decided by the Board of Directors of the Company."

NOTES:

1. An explanatory statement pursuant to Section 173(2) of the Companies Act, 1956 in respect of the special business is annexed hereto.

2. **A member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of himself/herself and the proxy need not be a member of the Company. The instrument of proxy in order to be effective, must be deposited at the Registered Office of the Company, duly completed and signed, not less than 48 hours before the meeting.**

3. The Register of Members and Share Transfer Books of the Company will remain closed from Tuesday, 16 July 2013 to Friday, 19 July 2013 (both days inclusive).

4. The Board of Directors of the Company at their Meeting held on 14 May 2013 has recommended a dividend of ₹ 15.00 per share on equity share of ₹ 5/- each as final dividend for the financial year 2012-13. Dividend, if declared, at the Annual General Meeting, will be paid on or after 7 August 2013.

5. Members are requested to intimate immediately, any change in their address or bank mandate to their depository participants with whom they are maintaining their demat account or to the Company's Share Transfer Agent, M/s. Bigshare Services Private Limited, if the shares are held by them in certificate form.

6. Members, desiring any information relating to the accounts, are requested to write to the Company at an early date so as to enable the management to keep the information ready.

7. For the convenience of members and for proper conduct of the meeting, entry to the place of meeting will be regulated by attendance slip, which is a part of the annual report. Members are requested to sign at the place provided on the attendance slip and hand it over at the entrance to the venue.

8. Members are requested to kindly bring their copy of the Annual Report with them at the Annual General Meeting, as no extra copy of Annual Report would be made available at the Annual General Meeting.

9. Pursuant to Section 109A of the Companies Act, 1956, members are entitled to make a nomination in respect of shares held by them in physical form. Members desirous of making a nomination are requested to send their requests in Form No. 2B in duplicate (which will be made available on request) to the Registrar and Share Transfer Agent of the Company.

10. The certificate from the Auditors of the Company certifying that the Company's Dr. Reddy's Employees Stock Option Scheme, 2002 and Dr. Reddy's Employees ADR Stock Option Scheme, 2007 are being implemented in accordance with the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme), Guidelines, 1999 and the resolution of the members passed at the general meeting, will be available for inspection by the members at the Annual General Meeting.

11. The brief profile of the Directors proposed to be appointed/ re-appointed is given in the section on Corporate Governance.

12. The annual report for the financial year 2012-13 has been sent through email to those members who have opted to receive electronic communication or who have registered their email addresses with the Company / depository participants. The annual report is also available on our website, i.e. www.drreddys.com. The physical copy of the annual report has been sent to those members who have either opted for the same or have not registered their email addresses with the Company/ depository participant. The members will be entitled to a physical copy of the annual report for the financial year 2012-13, free of cost, upon sending a request to the Company Secretary at 8-2-337, Road No. 3, Banjara Hills, Hyderabad – 500 034, Andhra Pradesh, India.

13. In terms of the Circular No. CIR/MRD/DP/10/2013 dated 21 March 2013 issued by the Securities and Exchange Board of India, listed companies are required to use the Reserve Bank of India's approved electronic mode of payment such as Electronic Clearance Service (ECS), LECS (Local ECS)/RECS (Regional ECS)/NECS (National ECS), NEFT, etc. for making cash payments like dividend etc. to the members.

    Accordingly, members holding securities in demat mode are requested to update their bank details with their depository participants. In case of members holding securities in physical form are requested to send a request to the Company Secretary at 8-2-337, Road No. 3, Banjara Hills, Hyderabad – 500 034, Andhra Pradesh, India.

14. Disclosures in this Annual Report regarding change in designations of Mr. G V Prasad and Mr. Satish Reddy may be considered as an abstract and memorandum of interest of Directors under Section 302 of the Companies Act, 1956.

By Order of the Board

PLACE **HYDERABAD**
DATE **14 MAY 2013**

Sandeep Poddar
COMPANY SECRETARY

Explanatory statement pursuant to Section 173(2) of the Companies Act, 1956

ITEM NOS. 7 & 8

Dr. K Anji Reddy, Founder & Chairman of the Company, passed away on 15 March 2013, and consequently, based on the recommendation of the Nomination, Governance and Compensation Committee, the Board of Directors vide their circular resolutions passed on 30 March 2013, has approved the re-designation of Mr. G V Prasad and Mr. Satish Reddy as under:

- Mr. G V Prasad as Chairman and Chief Executive Officer of the Company; and
- Mr. Satish Reddy as Vice Chairman in addition to his role of Managing Director and Chief Operating Officer.

The above changes in designation are effective 30 March 2013. The terms and conditions like remuneration, balance tenure and others relating to the appointment of Mr. G V Prasad and Mr. Satish Reddy, as approved by the shareholders at their annual general meetings held on 21 July 2011 and 20 July 2012, respectively, remain the same.

The Board recommends the resolutions set forth in item no. 7 and 8 for approval of the members.

None of the Directors other than Mr. G V Prasad and Mr. Satish Reddy are concerned or interested in the above resolutions.

By Order of the Board

PLACE **HYDERABAD**
DATE **14 MAY 2013**

Sandeep Poddar
COMPANY SECRETARY

GLOSSARY

₹	Indian Rupees
ANDA	Abbreviated New Drug Application
AS	Accounting Standards
API	Active Pharmaceutical Ingredient
ADR	American Depository Receipt
ARL	American Remedies Limited
AP	Andhra Pradesh
AGM	Annual General Meeting
BDMA	Bulk Drug Manufacturers Association
BR	Business Responsibility
BSE	BSE Limited
CDSL	Central Depository Services (India) Limited
CoE	Centre of Excellence
CTO	Chemical Technical Operations
CDL	Cheminor Drugs Limited
CEO	Chief Executive Officer
CFO	Chief Financial Officer
COO	Chief Operating Officer
COBE	Code of Business Conduct and Ethics
COSO	Committee of Sponsoring Organizations
CIS	Commonwealth of Independent States
CAGR	Compounded Annual Growth Rate
CII	Confederation of Indian Industry
CSR	Corporate Social Responsibility
CPS	Custom Pharmaceutical Services
CSIM	Centre for Social Initiative and Management
DP	Depository Participant
DoE	Design of Experiments
DIN	Director Identification Number
DRF	Dr. Reddy's Foundation
DRFHE	Dr. Reddy's Foundation for Health Education
DMF	Drug Master File
EBIDTA	Earnings Before Interest, Taxes, Depreciation and Amortization
EPS	Earnings Per Share
ERC	Education Resource Center
ESOP	Employees Stock Option Plan
ERM	Enterprise-wide Risk Management
FAPCCI	Federation of Andhra Pradesh Chambers of Commerce & Industry
FICCI	Federation of Indian Chambers of Commerce and Industries
FY	Financial Year
FTO	Formulation Technical Operations
GPs	General Practitioners
GDUFA	Generic Drug Use Fee Act
GSK	GlaxoSmithKline Plc.
GDR	Global Depository Receipt
GDP	Global Domestic Products
GG	Global Generics
GRI	Global Reporting Index
GMP	Good Manufacturing Practices
GCE	Green Chemistry & Engineering
HR	Human Resources
IDMA	Indian Drug Manufacturers Association
IPA	Indian Pharmaceutical Alliance
IACC	Indo American Chamber of Commerce
ICAI	Institute of Chartered Accountants of India
IMS	IMS Health Inc.
IGAAP	Indian Generally Accepted Accounting Principles
IT	Information Technology
IPO	Initial Public Offer
IPDO	Integrated Product Development Organization
IP	Intellectual Property
ICH	International Conference of Hormonization
IFRS	International Financial Reporting Standards
KAR-JVR	Kallam Anji Reddy Vocational Junior College
KARV	Kallam Anji Reddy Vidyalaya
KRAs	Key Result Areas
LABS	Livelihood Advancement Business School
MD&A	Management Discussion & Analysis
MD	Managing Director
MAbs	Monoclonal Antibodies
NSDL	National Securities Depository Limited
NSE	National Stock Exchange of India Limited
NCEs	New Chemical Entities
NYSE	New York Stock Exchange, Inc.
NCDs	Non-Convertible Debentures
NGO	Non-Governmental Organisation
NRBCs	Non-Resident Bridge Centres
NRI	Non-Resident Indian
NA	North America
OJT	On-Job Training
OTC	Over-the-counter
PSAI	Pharmaceuticals Services and Active Ingredients
PV	Pharmacovigilance
PLGA	Poly Lactic-co-Glycolic Acid
PSRs	Professional Sales Representatives
PAT	Profit After Tax
PACE	Program to Achieve Cost and Capabilities Excellence
PromOTE	Promotion of Oncology Training and Education
QbD	Quality by Design
R&D	Research and Development
RBCs	Residential Bridge Centres
RoW	Rest of the World
RoCE	Return on Capital Employed
SHE	Safety, Health and Environment
SOX	Sarbanes Oxley Act, 2002
SEBI	Securities and Exchange Board of India
SEC	Securities and Exchange Commission
SMT	Self Managed Team
SG&A	Selling, General and Administrative
SRI	Skilling Rural India
SMEs	Small Medium Enterprises
SEFL	Standard Equity Fund Limited
TMB	Talent Management Board
TAMS	Time and Attendance Management System
UK	United Kingdom
USD/$	United States Dollar
US FDA	United States Food and Drug Administration
US/USA	United States of America
UN	United Nations
VEDL	Vital and Essential Drug List


DR.REDDY'S

Dr. Reddy's Laboratories Limited

Regd. Office: 8-2-337, Road No. 3, Banjara Hills, Hyderabad – 500 034

Attendance Slip

Regd. Folio No. / Client ID :

Name & Address of
First / Sole Shareholder :

No. of Shares held :

I hereby record my presence at the 29th Annual General Meeting of the Company to be held on Wednesday, 31 July 2013 at 10.30 A.M. at the Grand Ball Room, Hotel Taj Krishna, Road No. 1, Banjara Hills, Hyderabad – 500 034.

Signature of the Member / Proxy

Notes:

a) **Only Member / Proxy can attend the meeting. No minors would be allowed at the meeting.**

b) Member / Proxy who wish to attend the meeting must bring this attendance slip to the meeting and hand over at the entrance duly filled in and signed.

c) Member / Proxy should bring his / her copy of the Annual Report for reference at the meeting.

DR.REDDY'S

Dr. Reddy's Laboratories Limited

Regd. Office: 8-2-337, Road No. 3, Banjara Hills, Hyderabad – 500 034

Proxy Form

Regd. Folio No. / Client ID :

No. of Shares held :

I / we ______________________________

of ______________________________ being a member / members

of the above named Company, hereby appoint ______________________________ of

______________________________ or

failing him / her ______________________ of ______________________

as my / our Proxy to attend and vote for me/us on my/our behalf at the 29th Annual General Meeting of the Company to be held on Wednesday, 31 July 2013 at 10.30 A.M. at the Grand Ball Room, Hotel Taj Krishna, Road No. 1, Banjara Hills, Hyderabad – 500 034, and at any adjournment(s) thereof.

Revenue Stamp

Signed this ____________ day of ____________ 2013

Notes:

a) Proxy need not be a member of the Company.

b) The Proxy Form duly filled in and signed by the member(s) across Revenue Stamp should reach the Company's Registered Office: Dr. Reddy's Laboratories Limited, 8-2-337, Road No. 3, Banjara Hills, Hyderabad – 500 034 at least 48 hours before the time fixed for the meeting.

c) Corporate members intending to send their authorized representative(s) to attend the meeting are requested to send a certified copy of the board resolution authorizing their representative(s) to attend and vote on their behalf at the meeting.



DESIGN: ICDINDIA.COM | PRINTED AT MANIPAL TECHNOLOGIES LTD.

DR. REDDY'S LABORATORIES LIMITED

8-2-337, Road No.3, Banjara Hills
Hyderabad 500034
Andhra Pradesh, India

www.drreddys.com